NAVIGATE YOUR NEXT™



Infosys®
Navigate your next

Annual Report 2017-18

NAVIGATE YOUR NEXT. WITH INFOSYS.

Think back just one hundred years from 2017. It would have taken you anywhere between five and ten days to get from London to New York; and well over a month to travel from London to Australia. Today, London is only around eight hours away from New York and about a day from Australia by air. If you'd lived then, it's likely your home wouldn't have had a landline telephone, because only 25% of working-class families in the US did. Today, landlines sit all but forgotten in our living rooms. Nearly 80% of the population, in the US alone, has a smartphone in their pockets, while you can call for free over a WiFi network anywhere in the world. These are just two examples of the hundreds of ways in which someone, somewhere thought to try something no one else had ever dreamed of, chose to walk a path untrodden, that then caught the imagination of several others who joined in, till the idea gathered the strength to move us all forward.

The digital disruption that engulfs us today has significantly increased our collective ability to create the next new normal. At Infosys, we see this as an exciting opportunity to make a difference. To partner with our clients to look for the new things their customers may not yet know that they want, and help them be the first to respond boldly to the calling. To create their next.

We AI-power their core to help them prioritize the execution of change that'll take them closer to emerging opportunities. Thereon, we help them prepare to respond with Agile Digital at scale. We continuously enrich them with skills and learning from emerging technology domains and industries outside their own, so they can get the world's best ideas to work harder to delight their customers. Our digital framework drives outcomes for them across five areas – Experience, Insight, Innovate, Accelerate and Assure. We craft the way their customers experience digital solutions, help their businesses gain insight from data, innovate with them in the world of vertical platforms and digital-first engineering, accelerate their core digitalization, and assure means for them to establish digital trust.

This annual report celebrates the multiple facets of this journey. A journey of so many nexts. A journey that will get so much more meaningful when you navigate your next with Infosys.

LIKES, SHARES AND FRIENDS WILL SHAPE YOUR CUSTOMER'S NEXT EXPERIENCE



Build consumer genomes to personalize experiences
Drive sales through loyalty programs
1527
Grow repeat buyer rate
Segment granularly for campaigns
Prefer red


EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE
THE CLIENT DIGITAL JOURNEY

What do customers really want? Our clients are beginning to ponder over this question more deeply, more frequently than ever before, and with good reason. They clearly see how significantly customer experience can differentiate their business. Especially with all that's made possible by the accelerated progression of digital technology and its rapid uptake by consumers. They understand that delivering great digital experiences means taking all those steps necessary to reimagine the business – systems, processes, people – to organize the enterprise from its very core to deliver customer delight.

Over the past 12 months, we've seen an increasing number of our own clients fast-tracking their digital transformation, to see the benefits of being more customer-centric : more satisfied buyers, increased loyalty, vocal advocacy, and lower cost of service, with us partnering them through the journey.

What we did recently for a technology conglomerate makes for an interesting illustration. We helped them modernize, standardize, and automate 20 of their key business processes, and thereby digitize more than a million caseloads, to eliminate over 8 million hours of wait time for their customers. Before we stepped in, something as vital as their 'Expedite Order' process was a sequence of 122 steps that agents had to navigate, across a series of applications, functions and procedures, before they could determine if a customer's order could or could not be expedited. We brought in a combination of analytics, artificial intelligence (AI) and automation to intelligently route requests to the agent best equipped to resolve the issue, now also amplified by fully-automated processes delivered through an integrated customer engagement platform. The results have been dramatic. Some customer queries that typically took 20 hours to process are now done in less than 5 minutes.

Another example is how we are future-proofing a very large global telecom company. We are modernizing the core to drive operational agility, data-rich systems, new ways of working, and flexible omnichannel customer experience across a five-year transformation roadmap. This involves the telecom's full stack, from the foundation BSS / OSS layers in partnership with Netcracker, through to the CSS customer interaction layers, created by using Adobe, UXP and PegaSystems as both an omnichannel enabler and decisioning layer. All this will ensure end-to-end digital transformation driven by real-time, contextual customer data to deliver differentiated next best actions and next best offers.

As our clients look to us for the edge that would differentiate their digital solutions to create an impact in an increasingly uncertain, asymmetric and complex world, we are leveraging the breadth and depth of our digital expertise to deliver for them. We are also empowering our clients to transform their workplace experience by leveraging technology to connect their people – to knowledge, to processes, to each other – to move forward and do better.

This year, Infosys acquired Brilliant Basics, a London-based product design and customer experience innovator known for their world-class Design Thinking-led approach and experience in executing global programs. Over the past year, the team has reimagined customer experience across channels, including the web, apps, ATM, kiosks, IVR, and branches, for several global banks. Many of these capabilities are now being integrated with our Finacle® suite of banking solutions to bring the benefits of new digital experiences to more of our clients.

We have also announced in April 2018 a definitive agreement to acquire WONGDOODY, a US-based full-service creative and consumer insights agency.

The addition of near-shore capabilities adds to our growing worldwide network of digital studios, which includes our expanding facilities in Bengaluru and Pune, in India. These are focused on fulfilling the needs of global clients for end-to-end digital transformation solutions required to meet the demand for next-generation customer experience. This is but one step forward in the long path we have charted to close the gap for design and human-centric skills in building highly usable technology solutions.

It fits squarely into our outside-in approach of focusing on service design and experience at one end, and renewal of legacy technologies, processes, systems, and ways of working at the other, helping our clients meet rising customer expectations, deliver personalized experiences at scale, and do it all at the speed of market.



Scott Sorokin
SVP and Head, Global Services – Digital Experience

"When it comes to customer experience, we continue to transform, learn and shape the next stages as we move along our transformation journey. The scale of change is hugely significant; we are changing not only our digital layer, but our entire back office to ensure future-proof, operationally agile, and data-rich systems."

– Sam Lloyd,
Chief Information Officer, Telenet

AI-LED INSIGHTS WILL SHOW YOUR CUSTOMERS WHAT TO BUY NEXT

Use machine learning algorithms to manage inventory

Categorize data with AI

Guarantee traceability of every product


SMART LABEL
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JUICE
Our juices are made with the freshest ingredients, bottled immediately and delivered to your local store on the day of juicing.
NUTRITION
CALORIES 110
POTASSIUM 220 mg
TOTAL CARBOHYDRATE 25 g
Dietary Fiber 0.3 g
Sugars 33 g
ALLERGIES
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Visit us at juice.com
100% vegan
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Upgrade to SmartLabel using OCR


EXPERIENCE
INSIGHT
THE CLIENT DIGITAL JOURNEY
ASSURE
INNOVATE
ACCELERATE

Data is the lifeblood of the enterprise that aspires to be digital. It is that strategic asset that helps the business learn about evolving opportunities, hidden threats, changing customer expectations and the competitive landscape, in context and in time to respond meaningfully. This, in turn, helps to automate the supply chain, drive continuous innovation, and create micro-moments-based customer experience. Artificial intelligence (AI) powers the core of this data-driven enterprise and creates signals that then act on the business to bring transformational value. When this is enabled in a do-it-yourself culture, everyone, at any given time, is able to move quickly in the right direction to defend, differentiate and even reimagine the business.

We help our clients adopt this approach to ubiquitously creating value from data.

We move them away from the conventional use case or point-solution-led approach, towards the path to building industrialized capabilities to monetize data. We begin by creating an integrated blueprint of opportunities – unique to their businesses – for data-led value creation. Thereon we chart the roadmap to incrementally build the capabilities they need to deliver on the blueprint. This involves :

- Modernizing the core to prepare for the digital transformation
- Building systems that interpret data cognitively to discover new signals and connect the unconnected
- Leveraging AI to nurture a learnable and adaptable enterprise that evolves at digital speed

Modernizing entails releasing data and insights hidden in the legacy landscape and creating a flexible mesh of foundational services. This foundation can then be broken down into components that can be dynamically organized in several ways and automated to deliver against an evolving context. This also often necessitates divesting or modernizing the legacy systems that lie at the core of the enterprise. For example, recently, we worked with a retail mortgage bank, to advance their ability to generate credit scores for potential customers and process applications in real time. We re-engineered their credit acquisition decision engine and also transformed their legacy mainframe environment to improve its agility. Today, the bank generates applicant credit scores in less than 50 milliseconds.

Having released data from the core, the next task is to digitize the data supply chain and turn it into an asset that can be interpreted cognitively and leveraged for making data-led decisions across the enterprise. We do this for several of our clients in the retailing business. We work to make sense of their structured and unstructured data around consumer actions, response to promotions, SmartLabel scans, product affinities, customer propensities, along with price and promotion sensitivities. We then use machine learning models to improve the recommendation logic for their real-time product promotions.

We put to use several AI models to solve business problems in an expert-assist, near-fully-automated mode. This allows for continuous learning and continuous improvement to be factored into both validated and new models. A case in point is how this is delivering value for our clients in the financial services business. We deploy AI techniques to detect anomalies in data values and transaction volumes that point to suspicious events and then alert decision-makers to potentially fraudulent activities. We even study these patterns to predict incidents and enable just-in-time prevention of irregularities.

With this approach, enterprises can build a fabric for data to become the new internet, connecting all the dots that matter, the driver of all enterprise decisions, and the advantage that everybody has equal access to. With that, it will not be data that differentiates the winning enterprises from the also-rans. It will be people – amplified by this data, to be able to make connections unseen before, to find problems unarticulated before, and to build solutions that solve the unsolvable, through collaborative relationships that benefit customers in ways unexplored.



Satish H.C.
EVP and Head, Global Services – Data & Analytics

"Within ABN AMRO, we believe that we can generate true value from data by delivering innovative analytics capabilities and enabling access to high-quality data. We have demonstrated the first tangible results that created such enthusiasm that we decided to overhaul our entire data management ecosystem. We are implementing modern and metadata-driven data distribution technologies and are adopting AI capabilities from public cloud providers."

– Marcel Kramer
IT Lead, Data Quality & Analytics, ABN AMRO Bank

YOUR OLD MACHINERY WILL BE YOUR NEXT NEW IoT DEVICE


Predict remaining life of assets with Infosys Nia®
Develop IoT-based early warning systems
Sensor-enable existing assets


EXPERIENCE
INSIGHT
THE CLIENT DIGITAL JOURNEY
INNOVATE
ACCELERATE
ASSURE

The highly competitive markets that our clients serve demand a severe crunching of cost and time for them to remain relevant. We help them meet this challenge when they engineer their products, by digitizing the entire product lifecycle – from design and manufacture to maintenance and service.

In tandem with designing new products or production lines, our clients often have a portfolio of long-lived products and assets that must deliver to new expectations. We believe, for the enterprise that's rich in engineering legacy and looking to find new growth, there lies a goldmine of opportunity – to deftly build richer experiences by infusing new technology into their existing products. Leveraging our deep understanding of their broader business context, we help our clients uncover ways for technology to create avenues for their products to deliver more value. The key here is to not wish away their rich legacy but revitalize it with newer technology. Like we did recently by re-engineering a hardware monolith – a Cable Modem Termination System (CMTS) – into smaller software components leveraging Software-defined networking / Network functions virtualization (SDN / NFV) technology. Our client, a cable operator, can now bring up or down the CMTS on demand and take it closer to customer homes. This will save them both capital expenditure and operational expenses.

We understand how vital it is to recognize how the product or asset is engineered – mechanically and electronically, for us to then bring the right software to amplify it. This means knowing the product's entire lifecycle – design, manufacturing, assembly, customer operations, and after-sales service. For example, uncovering value from IoT data is a process of knowing exactly what constitutes 'desired' product behavior, tracking the gap between real-world results and desired results, and communicating this to stakeholders who can investigate why it occurred and prevent its recurrence. In fact, recently, in partnership with an international engineering firm, we developed an AI-powered operational efficiency framework to help manage large plants with complex IoT-led interconnected systems. Our clients are enthused about its potential to revolutionize plant operations by enhancing overall system performance, availability and reliability, in addition to managing the risks of disrupted production.

While our aspiration is to help our clients better leverage their existing assets, our IoT services are focused on impacting both their top line and bottom line. Today, enterprises leverage our IoT capabilities to remote-monitor products and assets, prevent breakdowns, and analyze data from sample assets to optimize performance across the entire production line. Having this view into how each product or asset operates is not just key to improving their efficiency but also to ensuring security along with legal and regulatory compliance. In addition, we have also brought in IoT to help our clients explore new business models that offer products as services with usage-based pricing.

The value we have been able to bring to our clients this last year, through our IoT offerings, is indicative of how more and more enterprises are trying to transform their product engineering and take advantage of technologies like SDN, Augmented Reality / Virtual Reality, Robotics, Autonomous Technology and Additive Manufacturing. For example, we have developed a robotic arm-based test automation framework to automate the hardware and software testing of point-of-sale and mobile devices. We are also actively re-engineering critical metallic components for a leading turbo-machine maker, through Additive Manufacturing. We have a deep appreciation for the need to re-skill and upskill our own people so they can embrace and share the value of these emerging technologies. To accelerate their continuous and lifelong learning in these domains, we are investing significantly in educational interventions – including partnering with Udacity to train our people in the skills we need as a company to deepen focus on Autonomous Technology.

Our opportunity clearly lies in bringing together knowledge of the new possibilities created by emerging technologies, knowledge of how products are engineered, and knowledge of the industries they serve, to uncover avenues to amplify, with software, the value these products deliver.



Sudip Singh
SVP and Head, Global Services – Engineering, and Industry Head – Services, Utilities, Resources and Energy

"IoT solutions are developed and deployed to achieve specific business outcomes; as such, it is critical to provide the complete solution stack. Cisco is focused on engineering specific products and platforms which provide customers with complete solutions to realize business benefits. Systems integrators play an important role in customizing these IoT solutions and making sure that the expected benefits are fully realized, thus forming an important link in the IoT value chain."

– Jayaram Beladakere
Director, Product Management, Cisco

MODERNIZE THE CORE BEFORE YOU MAKE YOUR NEXT MOVE



Simplify core systems and processes
Make the legacy landscape cloud-ready
Bridge enterprise data silos
Connect the core to new apps with APIs


EXPERIENCE
INSIGHT
THE CLIENT DIGITAL JOURNEY
ASSURE
INNOVATE
ACCELERATE

To thrive, even to survive, enterprises must be able to rapidly transform themselves or watch a born-digital competitor woo their customers away. For most established companies, the toughest struggle is with their monolithic legacy that can't pivot to support their aspirations. These often-siloed systems, built on older technology and surrounded mostly by archaic processes, have, over a period of time, become fairly complex and inextricably interlinked to support expansive operations. The fear of disrupting these operations, making large new investments, and tackling the need for new skills to manage the transformation make it hard for enterprises to shrug off their legacy.

But there is a way forward.

The journey to organizational modernization and enterprise agility can be phased, at one's chosen pace, based on carefully chosen business priorities and executed through a combination of core renewals that create efficiency-led savings that can then be redirected to simultaneously building agile new systems of engagement. We help our clients do this by bringing together a combination of strategies for legacy landscape renewal including the following:

a) Massive simplification of core systems from monolithic and interdependent to platform-led, lightly-tied components built on open source software. For example, for an Asian bank, we are working to transform their 36-year-old mainframe system, running on proprietary technology, to a more loosely-coupled, extensible architecture. We are already beginning to see encouraging early outcomes like a 30% reduction in their loan processing time and improved customer experience.

b) Carving out fire lanes of microservices and APIs (Application Programming Interfaces) around the core that opens it up to customer-focused digital transformation. We did this with significant success for a direct seller of personal care products. We helped them build a robust API management strategy and microservices architecture to support their new responsive website and an agile social selling platform with over 230 applications serving a market spread across 100 countries.

c) Bringing cloud-readiness to the legacy landscape so that it can be migrated to the cloud. We help our clients chart out and execute a cloud strategy to not only transition their non-differentiating workloads to the cloud, but to also transform their businesses with the cloud.

Contrary to popular perception, enterprises have huge untapped potential to exploit cloud-based technologies and in most cases, this entails choosing a hybrid approach involving hosted or private cloud and public cloud options. The journey of enterprise workloads moving to the cloud is just about starting and this would be an ideal time for most enterprises to embark on their own path to the future. There are enough proven technologies and solutions to help most of these enterprises meet their needs today, and this mitigates the perceived risks of cloud transformation.

Leveraging Infosys Enterprise Cloud Ecosystem capabilities, we advise our clients on their cloud transformation strategy across infrastructure, data, applications and more, and then build and co-evolve their enterprise cloud. We don't just deliver managed services, but also help our clients tap into new revenue streams. That's exactly what happened with an airline manufacturer we serve. They wanted to ease the struggle their customers faced when trying to find the right documentation to maintain their aircraft. We build a secure public cloud platform to host their product manuals for anytime-anywhere access. While this saved them over a million dollars in customer servicing costs, they also shared this facility with other aircraft manufacturers offering documentation-hosting as a subscription-based service that generated significant new revenues for them in the very first year.

We also understand and leverage the role that DevOps and Agile play, integrated with open source advantage, to support our clients' need for on-demand and automated IT on their path to modernization.

This, and every other modernization tactic we deploy, is part of a custom-strategy we carefully chart for every individual client to build in the changeability they need to make the necessary agile shifts through changing times – continuously digitizing the core at one end and amplifying consumer experience at the other – to stay ever-relevant.



Narsimha Rao M.
EVP and Head, Global Services – Cloud, Infrastructure and Security Solutions & Independent Validation Solutions

"As enterprises like us embark on the digital journey, cloud plays a very important role. It is not just about moving workloads to cloud but about business value through agility, driving customer insights and most importantly, enhancing experience."

– Neal Johnson
Director of Business Technology, House of Fraser

SECURE YOUR BUSINESS FROM THE NEXT CYBER ATTACK



Advance threat-hunting capabilities

Leverage 24x7 security operations

Get proactive threat intelligence

Reduce average recovery time


EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE
THE CLIENT DIGITAL JOURNEY

Almost every CIO and CISO we speak to tells us how consumed they are by the demands of predicting and preventing security incidents in an expanding threat landscape. The challenge of cyber security has long since moved beyond monitoring infrastructure, networks, firewalls and IT assets to include the protection of the entire value chain – systems, applications, user software, developer software and data.

For global enterprises seeking to build a more digital future for themselves, the transformation journey invariably extends from core modernization to customer delight. Because their core is most likely a monolithic legacy system, the road to digitization, for them, entails Application Programming Interface (API) fire-laning so their legacy landscapes can communicate with new platform-based components and open source software solutions. These APIs, while providing a window from the core into new applications, also inadvertently intensify cyber security risks. Then of course, the path to modernization also leads to the cloud. As this digitization scales, an elaborate cyber security setup becomes mission-critical, even inevitable. That's why we offer defense-in-depth to our clients.

On the other hand, hackers continue to innovate. To that, the typical enterprise responds by bolting on more point solutions. Often, the result is a patchwork of solutions that not only don't work well together, but are inadequate to protect against evolving threats that are now spread across an attack surface with thousands of potential entry points, including those created by smartphones and Internet of Things (IoT) devices. Little wonder, CISOs find themselves managing 'reactive security' rather than driving 'holistic resilience'.

The need of the hour is flexible and adaptive security solutions, delivered in an integrated package. When these are consumed 'as-a-service', enterprises will have the flexibility to prioritize not just rapid remediation, but also plan for anticipatory protection. It removes the huge operational and cost overheads required to manage a fragmented landscape with point solutions pieced together. The CIO and CISO can, instead, focus on accelerating the enterprise's digital agenda. That's precisely what the Infosys Cyber Security Platform enables. Built with AI-driven automation at its core, it helps the custodians of enterprise security to transition from a fragmented and reactive approach to a managed security services model guided by a customized roadmap. For example, for one of our clients – a beverage manufacturer – the platform brings together an optimized tool suite and the strong predictive capabilities needed to protect them against advanced threats – all the while providing 24x7 security monitoring services, along with identity and access management services, for their 40,000+ users and over 500 applications.

Complementing the value that our cyber security platform brings is our network of Security Operations Centers (SOCs), already operational in Bengaluru, Hyderabad and Pune in India, along with centers at our clients' premises. These SOCs bring together best-in-class skills and a constantly updated solutions suite, along with managed services for security operations delivered round-the-clock through a network of inter-connected, global facilities. Our clients also have access to advanced threat-hunting capabilities and the latest in technology innovations for cyber security incubated in the Infosys Security R&D Labs. This is our investment in continuously improving our core services portfolio, expanding our offerings into new areas of potential threat, and leveraging our innovation ecosystem to co-create solutions that deepen the value we deliver.

The value that technology brings to cyber security, while immense in itself, is best leveraged as a means to amplify human potential. Un-automatable tasks like imagining new avenues for breaches, finding new problems, and creating innovative solution combinations can only be performed by people. That's why we are fully committed to nurturing and improving our engineers' skills and expertise in these domains through strong academic partnerships like the one we have forged with Purdue University.

For us, each of these advances, in the past year, has been a step up in boosting the security posture of our clients so they can go about their business with greater confidence.



Anant R. Adya
SVP and Group Practice Engagement Manager – Cloud, Infrastructure and Cyber Security

"Cyber security is foundational for enterprises such as ours as we proceed through our digital transformation. It is more than merely responding to events as they occur; it is crucial that we build solutions for predictive threat management and automated incident resolution. To achieve this requires fully-integrated security platforms that operate in ways that point solutions cannot."

– James F. Eckart
Chief Information Security Officer, The Coca Cola Company

CONTENTS



Nandan M. Nilekani
Chairman

HOW WILL THE NEXT UNFOLD?

The digital revolution excludes no one and nothing from its embrace. We are engulfed in that time in the history of humanity when advances in technology and innovation are gathering momentum at an unprecedented pace. Now, we must be poised to tackle changes unlike any we have known before.

Businesses are facing various simultaneous and disruptive challenges. Many industries like retail, media and entertainment have to contend with powerful digital disruptors. The automotive industry is facing the triple challenge of electric cars, self-driving capabilities and mobility aggregators. The utility industry must deal with an increasing proportion of energy coming from renewables, which are intermittent, and require storage and new types of grids. The FMCG industry must learn and adapt to how brands will be bought in the future. The financial services companies are facing regulations on the one hand, and massive automation on the other. Smartphones in everyone's hands and multiple sensors in every device and every product are upending entire businesses. Machine learning and deep learning are commoditizing domain knowledge, and the 'winner take all' nature of data-driven businesses is both swift and forbidding.

Yet, I believe, this can be a force for positive change. With artificial intelligence, disease onset can be accurately predicted and prevented. Healthcare providers are now able to enhance and extend care delivery beyond their facilities. Machinery and production assets can be remotely monitored to predict and prevent costly or mission-critical device failures. IoT-enabled inventory optimization and supply chain risk mitigation are a ubiquitous reality. Advanced driver assistance systems have already eased the burden of building safer vehicles. For financial institutions, the reach of smartphones is enabling them to visualize their business at population scale, and data and analytics are speeding up and improving the accuracy of their fraud detection endeavors. Across sectors,

"We are ready to boldly promise our clients – Navigate your next with Infosys. What will unfold next is limited only by our imagination, our focus on customers, the execution of our strategy, and our shared ambition to remake our world and the way we live and work in it."

the consumer's voice is being deeply acknowledged. Enterprises are vying with each other to meet the demand for superior experience, greater productivity, increased convenience and complete transparency with new digital business models, yet building on their core strengths. In so many ways, and a great many times over, our collective ability to bring never-before benefits to business and society, catalyzed by technology and innovation, has increased.

Today, we have a deep and renewed understanding of what is happening in the market, a keen sense of how we must respond, and the action we must take to make a tangible difference. We have gone through turbulence, but the resilience of the company has shone through and we are now in a very safe and stable place. The strategy refresh we undertook in the last six months has clearly outlined the way forward for us. We have a strong executive leadership team in place to inspire and steer the company towards our goals. With Salil Parekh leading the way as our new CEO and MD, we are all set to grow the strengths that have always differentiated us – our values, our customer orientation, our brand, our commitment to learning that drives continuous improvement, and our focus on partnering with all our stakeholders in a way that is unique to us. We are ready to boldly promise our clients – Navigate your next with Infosys. After all, we've done this, lived this, for over three decades, and what will unfold next is limited only by our imagination, our focus on customers, the execution of our strategy, and our shared ambition to remake our world and the way we live and work in it.



Salil Parekh
Chief Executive Officer
and Managing Director

LETTER TO THE SHAREHOLDER

Dear shareholder,

Our primary objective is to help address and solve our clients' business and technology challenges to enable them to better serve their customers, grow, and improve their profitability. With that in mind, we have set for ourselves the goal of increasing our relevance to our clients. The more we succeed in that, the more likely we are to create increased value for our shareholders.

Today, our clients – large enterprises and government organizations – are at different points in their digital journey. We are positioning our capabilities to help them navigate their next, across the different dimensions of this journey.

Over the past few months, I've spent time extensively with our clients and with our employees. Each one of the 48 clients I met during the previous quarter is a strong believer in our long-standing, market-leading, service delivery strength. In fact, they are keen that we build upon our knowledge of their technology foundation and support them on their digital journey. I also learnt about the sense of tremendous pride our employees have in their work for our clients.

To increase our relevance to our clients, we have embarked on our strategy of 'Navigate your next'. To achieve this, we have defined the following four strategic imperatives :

- Scale Agile Digital
- Energize the core
- Re-skill our employees, and
- Localize in our key markets

Scale Agile Digital

Our clients are moving rapidly on their digital journey. We have built, over the years, a formidable position in the digital space – US$ 2.79 billion of our revenue in fiscal 2018 came from these digital services. Our digital framework drives business outcomes for our clients across five areas – Experience, Insight, Innovate, Accelerate, and Assure. This reflects how we are thinking about our clients' journey as they make progress through their digital transformation. This also guides our own aspirations and efforts to build digital capability in service of our clients' needs.

"Today, our clients are at different points in their digital journey. We are positioning our capabilities to help them navigate their next, across the different dimensions of this journey."

Energize the core

Our core business is the cornerstone of our company and the critical element that has helped us build enormous client trust and loyalty. With advances in artificial intelligence and automation, we have the ability to make these core services even more efficient and effective for our clients. Our Nia platform is a critical element in this landscape.

Re-skill our employees

In working alongside our clients on their digital journey, we are actively working with our employees to enable their re-skilling. Our platform, Lex, makes learning accessible, relevant, fun, and drives outcomes that matter. Increasingly, we are taking this learning to our client organizations as well.

Localize in our key markets

We are embarking on building more local capabilities, especially in America, Europe, and Australia, to ensure we expand our relevance to our clients. We announced our first campus for development and training in Indiana, US, and innovation hubs in other cities.

With the articulation of our strategic direction, we have launched a transformation program for the company to drive the execution of the initiatives that will help us achieve the outcomes envisaged. This is a three-year transformation program that will help position Infosys for increased client relevance.

Our fiscal 2018 results are detailed in this annual report and demonstrate the underlying strength of our business. Our revenue was US$ 10.9 billion, which grew at 5.8% in constant currency from the previous year. Our operating margin was 24.3% and profit after tax was US$ 2.5 billion. Cash provided by operating activities was US$ 2.3 billion.

Thank you to each one of our 1,200 clients! Their trust and belief in us has enabled us to be the company we are.

The dedication of our over 2,00,000 employees to drive outcomes for our clients is a testament to the results we have shown in fiscal 2018 and the continuing strength of our institution. Thank you to each one of them.

Our exceptional leadership team has helped steer the company through the past several years and also helped design our strategic framework and the transformation program. My thanks to them for their energy and commitment in helping me operationalize our strategy.

Today, as I look out of the window in my office at the lush green trees across our stunning campus in Bengaluru, I feel a sense of excitement – at the opportunities in the technology world as our clients are moving on their digital journey and the consequent opportunity for us to help them navigate their next. I feel a sense of pride at the incredible institution that has been built over the past 37 years that gives us a strong foundation for what we can create in the future.

With my warmest regards,

Bengaluru
May 8, 2018

Salil Parekh
Chief Executive Officer and Managing Director



U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

OF NAVIGATORS – NATURAL AND NURTURED

Letting go of the familiar, to navigate to the next, is not always easy. But so often it's inevitable. As inescapable for naturals like the Arctic terns – those ambitious navigators that chart their migratory flight from the North Pole to the South and back – as it is for enterprises that must learn to steer through the turbulence of digital disruption to find their future.

Incumbent companies – often large and successful businesses that thrived for decades before the emergence of this pervasive digitalization – can sometimes feel like they must fight the winds that seem to be propelling everybody but them forward. Yet, we believe that incumbents too can adapt, and leverage the resources they have – a strong brand, significant capital, long-standing customer relationships and decades of institutional knowledge – to find and take advantage of opportunities amidst the disruption.

We should know. We are an incumbent too.

We also know that being digital means making far-reaching changes that go beyond simply investing in the latest digital technologies. It means reimagining operating models, considering how best to refactor and invigorate talent with digital skills, and looking afresh to engage in ways customers find valuable. Today, we are well on our way to executing our strategy to accomplish exactly that. In fact, our promise to our clients is to be their navigator as they chart their path to a more digital future. The strength of our conviction comes from the fact that each tenet of the strategy we recommend for them, is already working for us.

We are navigating, step by step, towards new digital opportunities while smartly leveraging our traditional strengths – our core services. In the past three years, we have embraced artificial intelligence-based automation techniques and software automation platforms to boost the productivity of our core service delivery. Infosys Nia®, our next-generation intelligent automation platform, and AssistEdge®, our Robotic Process Automation platform, have been key to bringing machine learning and automation together with deep knowledge of our business to industrialize our core landscape. Simultaneously, through Project Infynity, we are also transforming our delivery practices in a holistic modernization journey that will bring the agility we seek to our processes.

These productivity and efficiency gains are enabling us to make

"These strategic initiatives – energizing our core, scaling Agile Digital, re-skilling our people and expanding our localization – are helping us find our next. So we can look forward to an opportunity-filled future."

targeted investments to accelerate our Agile Digital business. We are boosting our digital delivery capabilities and priority services, including customer experience amplification, data analytics, product engineering, cloud migration, cyber security, automation and platform-based business process management. We are applying these first to our own context. For example, today, Infosys hybrid cloud enables on-demand self-service provisioning, while doubling capacity, without increasing costs. We are beginning to manage our unstructured data with Penny-a-GB (PeG) – our peta-scale, software-defined storage. Mobile-first solutions drive all our critical business, learning and collaboration processes. Our Information System processes are simplified, reducing cumulative effort for critical processes by up to 80%. We have made significant progress in our workplace transformation journey as well, even as proactive cyber defense nurtures the digital trust we need to continue to push through to the future.

We are also incubating new offerings in areas such as blockchain, Augmented Reality / Virtual Reality and speech, vision, video and image intelligence, in collaboration with universities, research organizations and our innovation ecosystem.

Yet, we understand that each of these separate initiatives must come together seamlessly to turn it into a balanced, integrated program of change. It's only our people who can 'glue' it all together. But only when they develop a deep appreciation for the digital culture. We nurture this by driving talent re-skilling at scale for our employees in the new areas of digital services. In many ways, this comes naturally to us because teaching and learning has always been our lifeblood. Whether it's our investments in our Global Education Center at Mysuru, India; in advanced, anytime-anywhere learning systems such as our Lex platform; or our relationships with universities around the world to curate specific curricula, in areas such as creative design skills, machine learning, autonomous technologies and blockchain, our enthusiasm for lifelong learning remains unrivalled.

We are also investing in localizing our workforce in the geographies we work in, because we believe that the benefits of digital transformation are often better realized contextually. We have announced the setting up of four delivery and innovation centers in the US. The first of these is already active in Indianapolis, while three others – in Connecticut, Rhode Island and North Carolina – are well on the way to becoming operational. We are also recruiting locally from universities in the US. We aim to scale this effort to include our key markets in Europe and Australia as well.

These strategic initiatives – energizing our core, scaling Agile Digital, re-skilling our people and expanding our localization – are helping us find our next. So we can look forward to an opportunity-filled future.

Much like the Arctic terns do. Their migratory patterns allow them to experience two summers in one year, every year – and that's more than most other creatures in the world can hope for!



M.D. Ranganath
Chief Financial Officer

RESILIENT FINANCIAL PERFORMANCE

During the financial year ended March 31, 2018, the company delivered a resilient financial performance on multiple fronts, primarily driven by productivity improvements and efficient capital management.

Growth driven by digital revenue: The overall revenue growth was 7.2% in US dollar terms and 5.8% in constant currency terms. The overall revenue growth was on the back of healthy growth in digital revenues. The digital revenues exceeded 25% of the total revenues of the company.

Resilient operating margin: Our operating margin was resilient at 24.3% driven by broad-based improvements in productivity, cost-optimization initiatives and improvement in key operational parameters. Revenue per employee increased by 6.3% during the year and crossed US$54,500. The revenue growth during the year was faster than headcount growth due to higher utilization and productivity improvements. While revenue grew by 7.2% in US dollar terms, the headcount grew by just 1.9%. Our operating margin of 24.3% was above the midpoint of our guided range of 23%-25%.


7.2%*
1.9%
Revenue growth
Group headcount growth
$ 54,602
6.3%
Revenue per employee
YoY growth

*Based on consolidated IFRS US$

Robust cash flow: Our Free Cash Flow (FCF) was robust at US$ 1,947 million and grew by 15.3%, which was more than double the revenue growth of 7.2%.

FCF (in US$ million)*


15.3%
1,688
1,947
2017
2018

*Based on consolidated IFRS US$

FCF is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS.

"For the financial year ended March 31, 2018, the company delivered a resilient financial performance on multiple fronts, including robust cash flow, strong EPS growth and healthy RoE."

Strong EPS growth and healthy RoE: EPS growth was strong at 17.8%. EPS for the year was US$1.10, including positive impact of 9 cents on account of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS).

The APA improves the predictability of the company's tax obligations in respect of its US operations. RoE improved during the year from 21.4% to 24.1%, driven primarily by better capital management.

Basic EPS (in US$)*



17.8%**
0.94
1.10
2017
2018

*Based on consolidated IFRS US$
**Computed based on full numbers without rounding off

Successful execution of Capital Allocation Policy: The company successfully executed the Capital Allocation Policy that was announced in April 2017. As part of the policy, the company completed share buyback of ₹13,000 crore (US$2,035 million). After including the final dividend for fiscal 2018 of US$823 million, special dividend of US$401 million and the interim dividend of US$529 million (including dividend distribution tax), the total capital returned to shareholders works out to US$3,788 million. The aggregate dividend declared during the year was ₹43.50 per share (including interim dividend of ₹13.00, final dividend of ₹20.50 and special dividend of ₹10.00).

The company announced a predictable and comprehensive Capital Allocation Policy in April 2018 after taking into consideration the strategic and operational cash requirements of the company in the medium term. The key aspects of the Capital Allocation Policy are discussed in detail in the *Board's report* section of this Annual Report.

Return on equity*



21.4%
24.1%
2017
2018

*Based on consolidated IFRS US$

Key milestones: The company is celebrating its 25th year of public listing in India and will be celebrating 20 years of global listing next year. The company was inducted into the prestigious Dow Jones Sustainability Indices in this financial year.

The company continues its endeavor towards building a competitive cost structure and at the same time investing to leverage growth opportunities so as to create sustainable value for its stakeholders.



Ravi Kumar S.

President and Deputy Chief Operating Officer

BEING LOCAL. GLOBALLY.

To be impactful, ideas and programs – whether modestly scoped improvements or ambitious business reinvention – must be tied closely to the ebb and flow of the people they seek to serve. That's why localization has such a significant role to play in accelerating and scaling the digital transformation of enterprises, and we want to bring the full force of this advantage to our clients.

A first step in this direction, for us, is building strong in-market presence in those parts of the world where we have our deepest client clusters. Last year, we committed to hiring 10,000 American workers and establishing Technology and Innovation Hubs in the United States, over the next two years, to help nurture the next generation of innovators for our increasingly digital future. Today, the first of our technology and innovation hubs is already active in Indianapolis. Three other hubs are well on the way to becoming operational and more than 3,000 American workers have been welcomed into the Infosys family.

An interesting fact that differentiates our expanding localization is the way we are transitioning our conventional hub-and-spoke talent model, with the hubs primarily anchored in our India development centers, to a networks talent model – building talent pools in our markets, closer to our clients to deliver and deploy digital solutions in co-creative cycles of agile development. We are bringing to our fold local talent – not just freshly minted engineers but customer experience designers and graduates from liberal arts backgrounds – who can serve the various dimensions of our clients' digital agenda. In fact, beyond leveraging this talent pool for them, we are sharing with our clients our entire talent value chain – recruiting, training and even refactoring their human resources – which is so essential for them to scale digital and navigate their transformation.

In the months to follow, it's only natural that we replicate what we have so successfully accomplished in the US in our key markets in Europe and Australia as well. After all, being the navigator of our clients' digital journey is not just about steering them through to their next milestone, but also a voyage through the contours, context and culture unique to each of them.



Mohit Joshi
President

FROM THE FRONTLINE

It's no longer business as usual for our clients. In a digitally disrupted world, it's essential that businesses commit to nurturing new ways of working so that they can establish a foothold in a rapidly changing landscape. It is the technology and the mindset that together make for a winning combination. The unique opportunity before us, then, is to steer our clients through their transformation. To convincingly make the 'navigate your next' promise to them, and to keep it.

That's why, this year, we accelerated investments in amplifying our brand and building perception around how we help our clients nurture new digital capabilities. We also focused on making Infosys an attractive employer brand in our key markets where we are fast-tracking hiring from in-market talent pools to serve our clients' digital agenda.

Today, we are also widely refactoring our own talent in areas like AI-led analytics, digital experience, and cyber security. This includes creating on-demand avenues for our salesforce to participate in the learning, so they are well-prepared to reset our clients' path to change at scale. They are now fully equipped to share the value of the industry-specific digital solution stacks, that we've built, with our clients. Our design studios and innovation labs furnish them with the 'show and tell' aids they need to demonstrate proof-of-value.

We continue to mine for and grow business in our large accounts, by creating the right 'flying formation' of experts including specialists from our vibrant partner ecosystem. Conducting Design Thinking workshops, finding new ways to deal with sticky old problems, and setting up client-specific training academies are integral to this process. Large deals too are a well-oiled growth engine as we invest energies in building a robust pipeline on one end, while improving the win rate on the other. Not unlike every year, we have added significantly to the very impressive roster of clients we already have. This year, the number stands at 283 additional names. We're also focused on expanding our footprint and are making investments in new geographies and in underpenetrated subverticals.

To us, this progress we've made, resonates with our aspiration to partner with our clients not merely to help them respond to the challenges of a changing reality, but to pave their way to a sustainable digital future.

THE INFOSYS BOARD OF DIRECTORS#







Clockwise from top left :

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Ravi Venkatesan
Independent Director

Kiran Mazumdar-Shaw
Lead Independent Director(1)

#As on April 13, 2018
(1) Effective April 13, 2018

Clockwise from top right:

D. Sundaram
Independent Director

D.N. Prahlad
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Roopa Kudva
Independent Director









#As on April 13, 2018

THE INFOSYS LEADERSHIP TEAM



Salil Parekh
Chief Executive Officer and Managing Director



U.B. Pravin Rao
Chief Operating Officer and Whole-time Director



M.D. Ranganath
Chief Financial Officer

PRESIDENTS



Ravi Kumar S.
President and Deputy Chief Operating Officer



Mohit Joshi
President

EXECUTIVE VICE PRESIDENTS



Anantharaman Radhakrishnan
Chief Executive Officer & Managing Director – BPM



Binod R. Hampapur
Global Head – Talent & Technology Operations



Deepak Padaki
Group Head – Corporate Strategy, and Chief Risk Officer



Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer



Jayesh Sanghrajka
Deputy Chief Financial Officer



Karmesh Vaswani
Industry Head – CPG, Logistics & Retail



Koushik R.N.
Group Head – Procurement & Global Immigration



Krishnamurthy Shankar
Group Head – Human Resources and Infosys Leadership Institute



Narsimha Rao M.
Head, Global Services – Cloud, Infrastructure and Security Solutions & Independent Validation Solutions



Ramadas Kamath U.
Head - Administration, Facilities, Infrastructure and Security & Sustainability



Richard Lobo
Head, HR – Infosys Limited



Sangita Singh
Industry Head – Healthcare & Life Sciences



Satish H.C.
Head, Global Services – Data & Analytics



Srikantan Moorthy
Head, Global Services – Application Development & Maintenance

BOARD AND COMMITTEES – INFOSYS LIMITED

The Board of Directors

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Kiran Mazumdar-Shaw
Lead Independent Director

D.N. Prahlad
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Ravi Venkatesan
Independent Director

Roopa Kudva
Independent Director

D. Sundaram
Independent Director

Executive officers

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

M.D. Ranganath
Chief Financial Officer

Ravi Kumar S.
President and Deputy Chief Operating Officer

Mohit Joshi
President – Infosys Limited

Krishnamurthy Shankar
Group Head, Human Resources and Infosys Leadership Institute

Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer

Board committees

Audit committee

D. Sundaram
Chairperson and Financial Expert

Dr. Punita Kumar-Sinha

Ravi Venkatesan

Roopa Kudva

Corporate social responsibility committee

Kiran Mazumdar-Shaw
Chairperson

U.B. Pravin Rao

Dr. Punita Kumar-Sinha

Roopa Kudva

Finance and investment committee[1]

Dr. Punita Kumar-Sinha
Chairperson

Kiran Mazumdar-Shaw

D.N. Prahlad

Roopa Kudva

Nomination and remuneration committee

Kiran Mazumdar-Shaw
Chairperson

D.N. Prahlad

Ravi Venkatesan

D. Sundaram

Risk and strategy committee

D.N. Prahlad
Chairperson

Kiran Mazumdar-Shaw

Ravi Venkatesan

D. Sundaram

Stakeholders relationship committee

Ravi Venkatesan
Chairperson

Dr. Punita Kumar-Sinha

Roopa Kudva

As on April 13, 2018

[1] Dissolved effective April 13, 2018

Key trends

Revenues[1]
(in ₹ crore)



2018 70,522
2017 68,484
2016 62,441
2015 53,319
2014 50,133

Net profit[1][4]
(in ₹ crore)



2018 16,029
2017 14,353
2016 13,491
2015 12,329
2014 10,648

Revenues[1]
(in US$ million)



2018 10,939
2017 10,208
2016 9,501
2015 8,711
2014 8,249

Net profit[1][4]
(in US$ million)



2018 2,486
2017 2,140
2016 2,052
2015 2,013
2014 1,751

Free cash flow[1][5]
(in ₹ crore)



2018 12,561
2017 11,303
2016 9,520
2015 8,505
2014 9,442

Liquid assets[1][3][6][7]
(in ₹ crore)



2018 31,765
2017 38,773
2016 34,468
2015 32,585
2014 30,251

Dividend per share[2]
(in ₹)



2018 43.50
2017 25.75
2016 24.25
2015 22.25
2014 15.75
Interim dividend of ₹ 13.00 and final dividend of ₹ 20.50
Special dividend of ₹ 10.00

Market capitalization[3]
(in ₹ crore)



2018 2,47,198
2017 2,34,805
2016 2,79,837
2015 2,54,771
2014 1,88,510

(1) Based on IFRS consolidated financial statements

(2) Based on dividend declared and including corporate dividend tax. Adjusted for bonus issue, wherever applicable

(3) At the end of respective fiscal years

(4) During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company has, in accordance with the APA, reversed income tax expense provision of US$ 225 million (₹ 1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by ₹ 5.88 (US$ 0.09) for the year ended March 31, 2018.

(5) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS.

(6) Liquid assets include deposits with banks and highly-rated financial institutions, investments in liquid mutual funds, fixed maturity plan securities, tax-free bonds, government bonds, non-convertible debentures of highly-rated companies, certificates of deposit and commercial paper.

(7) During the year, 11,30,43,478 equity shares were bought back by the Company for a total amount of ₹ 13,000 crore.

Basic earnings per share[1][3][4]

(in ₹)


2018 71.07
2017 62.80
2016 59.03
2015 53.94
2014 46.59

Return on Equity (RoE)[1][4]


2018 24.1%
2017 21.4%
2016 22.7%
2015 24.1%
2014 22.9%

Operating margin[1]


2018 24.3%
2017 24.7%
2016 25.0%
2015 25.9%
2014 24.0%

Number of employees[2]


2018 2,04,107
2017 2,00,364
2016 1,94,044
2015 1,76,187
2014 1,60,405

Number of clients[2]


2018 1,204
2017 1,162
2016 1,092
2015 950
2014 890

Number of US$ 100 million+ clients[2]


2018 20
2017 19
2016 14
2015 15
2014 13

Utilization (excluding trainees)


2018 84.6%
2017 81.7%
2016 80.6%
2015 80.9%
2014 77.4%

Revenue per employee[1]

(in US$)


2018 54,602
2017 51,375
2016 50,745
2015 52,340
2014 51,923

[1] Based on IFRS consolidated financial statements

[2] At the end of respective fiscal years

[3] Adjusted for bonus issue, wherever applicable

[4] During the quarter ended December 31, 2017, on account of the conclusion of an APA with the IRS, the Company has, in accordance with the APA, reversed income tax expense provision of US$ 225 million (₹ 1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by ₹ 5.88 (US$ 0.09) for the year ended March 31, 2018.

The year at a glance

Based on Ind AS consolidated financial statements

in ₹ crore, except per equity share data

	2018	2017	Growth (%)
Financial performance			
Revenues	70,522	68,484	3.0
Gross profit	25,392	25,231	0.6
Operating profit	17,148	16,901	1.5
Profit after tax(1)(2)	16,029	14,353	11.7
Earnings per share (par value of ₹5 each) : Basic(1)	71.07	62.80	13.2
Diluted	71.00	62.77	13.1
Financial position			
Cash and cash equivalents(4)	19,818	22,625	(12.4)
Current investments(4)	6,407	9,970	(35.7)
Assets held for sale(2)	2,060	–	–
Net current assets(3)	34,176	39,692	(13.9)
Property, plant and equipment (including capital work-in-progress)(2)	11,722	11,116	5.5
Goodwill(2)	2,211	3,652	(39.5)
Intangible assets(2)	247	776	(68.2)
Other non-current assets	15,693	14,106	11.3
Total assets	79,890	83,355	(4.2)
Liabilities directly associated with assets held for sale(2)	324	–	–
Non-current liabilities	861	360	139.2
Total equity(4)	64,924	68,982	(5.9)
Total equity and liabilities(4)	79,890	83,355	(4.2)

(1) During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company has, in accordance with the APA, reversed income tax expense provision of US$225 million (₹1,432 crore), which pertains to previous periods that are no longer required. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by ₹5.88 for the year ended March 31, 2018.

(2) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹118 crore in respect of Panaya has been recognized in the consolidated Statement of Profit and Loss for the year ended March 31, 2018. The disposal group does not constitute a separate major component of the Company and therefore, has not been classified as discontinued operations.

On a standalone basis, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'held for sale'. On reclassification, these investments have been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone Statement of Profit and Loss for the year ended March 31, 2018.

(3) Excludes assets held for sale and liabilities directly associated with assets held for sale

(4) During the year, 11,30,43,478 equity shares were bought back by the Company for a total amount of ₹13,000 crore.

Based on IFRS US$ consolidated financial statements

in US$ million, except per equity share data

	2018	2017	Growth (%)
Financial performance			
Revenues	10,939	10,208	7.2
Gross profit	3,938	3,762	4.7
Operating profit	2,659	2,520	5.5
Net profit[(1)(2)]	2,486	2,140	16.2
Earnings per share (par value of ₹5 (US$0.16) each): Basic[(1)]	1.10	0.94	[(5)] 17.8
Diluted	1.10	0.94	[(5)] 17.8
Financial position			
Cash and cash equivalents[(4)]	3,041	3,489	(12.8)
Current investments[(4)]	982	1,538	(36.2)
Assets held for sale[(2)]	316	–	–
Net current assets[(3)]	5,243	6,121	(14.3)
Property, plant and equipment[(2)]	1,863	1,807	3.1
Goodwill[(2)]	339	563	(39.8)
Intangible assets[(2)]	38	120	(68.3)
Other non-current assets	2,342	2,082	12.5
Total assets	12,255	12,854	(4.7)
Liabilities directly associated with assets held for sale[(2)]	50	–	–
Non-current liabilities	131	56	133.9
Total equity[(4)]	9,960	10,637	(6.4)
Total equity and liabilities[(4)]	12,255	12,854	(4.7)

(1) During the quarter ended December 31, 2017, on account of the conclusion of an APA with the IRS, the Company has, in accordance with the APA, reversed income tax expense provision of US$225 million, which pertains to previous periods that are no longer required. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by US$0.09 for the year ended March 31, 2018.

(2) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to US$316 million and liabilities amounting to US$50 million in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of US$18 million in respect of Panaya has been recognized in the consolidated Statement of Comprehensive Income for the year ended March 31, 2018. The disposal group does not constitute a separate major component of the Company and therefore, has not been classified as discontinued operations.

On a standalone basis, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'held for sale'. On reclassification, these investments have been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone Statement of Profit and Loss for the year ended March 31, 2018.

(3) Excludes assets held for sale and liabilities directly associated with assets held for sale

(4) During the year, 11,30,43,478 equity shares were bought back by the Company for a total amount of US$2,035 million.

(5) Computed based on full numbers without rounding off

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ('the Company' or 'Infosys'), along with the audited financial statements, for the financial year ended March 31, 2018. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

in ₹ crore, except per equity share data

Particulars	Standalone		Consolidated	
	For the year ended March 31,		For the year ended March 31,	
	2018	2017	2018	2017
Revenue from operations	61,941	59,289	70,522	68,484
Cost of sales	39,138	37,057	45,130	43,253
Gross profit	22,803	22,232	25,392	25,231
Operating expenses				
Selling and marketing expenses	2,763	2,728	3,560	3,591
General and administration expenses	3,562	3,628	4,684	4,739
Total operating expenses	6,325	6,356	8,244	8,330
Operating profit	16,478	15,876	17,148	16,901
Impairment loss on assets held for sale[2]	589	–	–	–
Other income, net[2][3][4]	4,019	3,062	3,193	3,080
Profit before non-controlling interests / share in net loss of associate	19,908	18,938	20,341	19,981
Share in net loss of associate, including impairment of associate[4]	–	–	(71)	(30)
Profit before tax	19,908	18,938	20,270	19,951
Tax expense[1]	3,753	5,120	4,241	5,598
Profit after tax[1]	16,155	13,818	16,029	14,353
Non-controlling interests	–	–	–	–
Profit for the year[1][2]	16,155	13,818	16,029	14,353
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss	59	(47)	62	(50)
Items that will be reclassified subsequently to profit or loss	(38)	29	281	(228)
Total other comprehensive income, net of tax	21	(18)	343	(278)
Total comprehensive income for the year	16,176	13,800	16,372	14,075
Earnings per share (EPS)[5]				
Basic[1]	71.28	60.16	71.07	62.80
Diluted	71.25	60.15	71.00	62.77

Notes : The above figures are extracted from the audited standalone and consolidated financial statements as per Indian Accounting Standards (Ind AS).
1 crore = 10 million

(1) During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company has, in accordance with the APA, reversed income tax expense provision of US$ 225 million (₹1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by ₹5.88 on a consolidated basis and ₹5.85 on a standalone basis for the year ended March 31, 2018.

(2) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹118 crore in respect of Panaya has been recognized in the consolidated Statement of Profit and Loss under 'other income' for the year ended March 31, 2018. The disposal group does not constitute a separate major component of the Company and therefore, has not been classified as discontinued operations.

In the standalone financial statements of the Company, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'held for sale'. On reclassification, these investments have been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone Statement of Profit and Loss for the year ended March 31, 2018.

(3) Other income includes ₹257 crore and ₹262 crore for the year ended March 31, 2018 in the standalone and consolidated financial statements of the Company respectively towards interest on income tax refund. Other income in the consolidated Statement of Profit and Loss for the year ended March 31, 2018, also includes impairment loss of ₹118 crore in respect of Panaya, as mentioned in the preceding note.

(4) During the year ended March 31, 2018, Infosys Nova Holdings LLC, a wholly-owned subsidiary, has written down the entire carrying value of its investment in its associate, DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary, Infosys Nova Holdings LLC, amounting to ₹94 crore in the standalone Statement of Profit or Loss of the Company under other income.

Consequent to the above, in the consolidated financials, the Company has written down the entire carrying value of the investment in its associate, DWA Nova LLC, amounting to ₹71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the year ended March 31, 2017 was ₹18 crore.

(5) Equity shares are at par value of ₹5 per share.

Financial position

in ₹ crore, except per equity share data

Particulars	Standalone		Consolidated	
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017
Cash and cash equivalents[3]	16,770	19,153	19,818	22,625
Current investments[3]	5,906	9,643	6,407	9,970
Assets held for sale[1]	1,525	–	2,060	–
Net current assets[2]	30,903	35,896	34,176	39,692
Property, plant and equipment[1] (including capital work-in-progress)	10,469	9,852	11,722	11,116
Goodwill[1]	29	–	2,211	3,652
Other intangible assets[1]	101	–	247	776
Other non-current assets	21,188	22,351	15,693	14,106
Total assets	75,877	79,885	79,890	83,355
Liabilities directly associated with assets held for sale[1]	–	–	324	–
Non-current liabilities	713	82	861	360
Retained earnings – opening balance	49,957	44,698	52,882	47,063
Add:				
Profit for the year	16,155	13,818	16,029	14,353
Transfer from Special Economic Zone Re-investment Reserve on utilization[4]	582	953	617	953
Less:				
Dividends including dividend distribution tax	(7,500)	(6,980)	(7,469)	(6,952)
Transfer to general reserve	(1,382)	(1,579)	(1,382)	(1,582)
Transfer to Special Economic Zone Re-investment Reserve[4]	(2,141)	(953)	(2,200)	(953)
Retained earnings – closing balance	55,671	49,957	58,477	52,882
Other equity	7,831	18,060	6,446	16,100
Total equity[3]	63,502	68,017	64,924	68,982
Total equity and liabilities	75,877	79,885	79,890	83,355
Number of equity shares[3]	218,41,14,257	229,69,44,664	217,33,12,301	228,56,55,150

(1) In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹118 crore in respect of Panaya has been recognized in the consolidated Statement of Profit and Loss for the year ended March 31, 2018. The disposal group does not constitute a separate major component of the Company and therefore, has not been classified as discontinued operations.

On a standalone basis, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'held for sale'. On reclassification, these investments have been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone profit and loss for the year ended March 31, 2018.

(2) Excludes assets held for sale and liabilities directly associated with assets held for sale.

(3) During the year, 11,30,43,478 equity shares were bought back by the Company for a total amount of ₹13,000 crore.

(4) The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

Revenues – standalone

Our revenue from operations on a standalone basis increased by 4.5% to ₹61,941 crore in fiscal 2018. Our software export revenues aggregated to ₹60,080 crore, up from ₹57,491 crore in the previous year. Out of the total revenue, 62.9% came from North America, 23.3% from Europe, 10.8% from the Rest of the World, and 3.0% from India.

Revenues – consolidated

Our revenue from operations on a consolidated basis increased by 3.0% to ₹70,522 crore in fiscal 2018. Our software export revenues aggregated to ₹68,291 crore, up from ₹66,304 crore in the previous year. Out of the total revenue, 60.4% came from North America, 23.7% from Europe, 12.7% from the Rest of the World, and 3.2% from India.

Profits – standalone

Our gross profit on a standalone basis amounted to ₹22,803 crore (36.8% of revenue), as against ₹22,232 crore (37.5% of revenue) in the previous year. Selling and marketing costs were 4.5% of our revenue for the year ended March 31, 2018, as compared to 4.6% for the year ended March 31, 2017. General and administration expenses were 5.7% of our revenue for the year ended March 31, 2018, as compared to 6.1% for the year ended March 31, 2017. The operating profit amounted to ₹16,478 crore (26.6% of revenue), as against ₹15,876 crore (26.8% of revenue), in the previous year. The profit before tax was ₹19,908 crore (32.1% of revenue), as against ₹18,938 crore (31.9% of revenue) in the previous year. Net profit was ₹16,155 crore (26.1% of revenue), as against ₹13,818 crore (23.3% of revenue) in the previous year.

Total revenue (in ₹ crore)


68,484
70,522
2017
2018

Basic EPS * (in ₹)


62.80
71.07
2017
2018

Return on equity


21.4%
24.1%
2017
2018

Gross profit (in ₹ crore)


25,231
25,392
2017
2018

Operating profit (in ₹ crore)


16,901
17,148
2017
2018

Net profit * (in ₹ crore)


14,353
16,029
2017
2018

Revenue distribution by geographical segments (in %)


60.4
23.7
12.7
3.2
North America
Europe
Rest of the World
India

Revenue distribution by business segments (in %)


2.8
7.2
26.4
10.9
13.1
15.8
23.8
FS(1)
HILIFE(4)
ECS(2)
MFG(5)
RCL(3)
Hi-Tech
All other segments

Note : Based on Ind AS consolidated financial statements.

* Includes reversal of income tax provision of US$225 million (₹1,432 crore) pertaining to previous periods on account of conclusion of APA. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by ₹5.88 on a consolidated basis.

(1) Financial Services (2) Energy & utilities, Communications and Services (3) Retail, Consumer Packaged Goods and Logistics

(4) Life Sciences, Healthcare and Insurance (5) Manufacturing

Profits – consolidated

Our gross profit on a consolidated basis amounted to ₹25,392 crore (36.0% of revenue), as against ₹25,231 crore (36.8% of revenue) in the previous year. Selling and marketing costs were 5.1% of our revenue for the year ended March 31, 2018, as compared to 5.2% for the year ended March 31, 2017. General and administration expenses were 6.6% of our revenue for the year ended March, 31 2018, as compared to 6.9% for the year ended March 31, 2017. The operating profit amounted to ₹17,148 crore (24.3% of revenue), as against ₹16,901 crore (24.7% of revenue) in the previous year. The profit before tax was ₹20,270 crore (28.7% of revenue), as against ₹19,951 crore (29.1% of revenue) in the previous year. Net profit was ₹16,029 crore (22.7% of revenue), as against ₹14,353 crore (21.0% of revenue) in the previous year.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, we incurred capital expenditure of ₹1,823 crore. This comprises ₹1,422 crore in infrastructure, ₹396 crore for investment in computer equipment and ₹5 crore in vehicles.

In the previous year, we incurred capital expenditure of ₹1,817 crore. This comprised ₹1,157 crore in infrastructure, ₹654 crore for investment in computer equipment and ₹6 crore in vehicles.

Capital expenditure on tangible assets – consolidated

On a consolidated basis, we incurred capital expenditure of ₹1,955 crore. During the current year, ₹1,479 crore

in infrastructure, ₹471 crore in computer equipment and ₹5 crore in vehicles have been invested.

In the previous year, we incurred capital expenditure of ₹2,799 crore. This comprised ₹1,991 crore in infrastructure, ₹800 crore for investment in computer equipment and ₹8 crore in vehicles.

Liquidity

Our principal sources of liquidity are cash and cash equivalents and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs. We believe that our working capital is sufficient to meet our current requirements.

As of March 31, 2018, we had ₹30,903 crore in working capital (working capital defined as current assets, excluding assets held for sale minus current liabilities, excluding liabilities directly associated with assets held for sale) on a standalone basis, and ₹34,176 crore on a consolidated basis. Working capital includes liquid assets of ₹27,752 crore on a standalone basis and ₹31,765 crore on a consolidated basis as at March 31, 2018, as against ₹34,561 crore on a standalone basis, and ₹38,773 crore on a consolidated basis as on March 31, 2017.

Liquid assets on both standalone and consolidated basis include deposits with banks and highly-rated financial institutions, investments in liquid mutual funds, fixed maturity plan securities, tax-free bonds, government bonds, non-convertible debentures of highly-rated companies, certificates of deposit (CDs) and commercial paper. CDs represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Investments made in non-convertible debentures issued by government-aided institutions and financial institutions with high credit rating. The details of these investments are disclosed under the 'non-current and current investments' section in the standalone and consolidated financial statements in this Annual Report.

Capital Allocation Policy

The Board, at its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are as follows:

i. The Board has decided to retain the current policy of returning up to 70% of the free cash flow of the corresponding financial year in such manner as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under International Financial Reporting Standards (IFRS). Dividend payout includes Dividend Distribution Tax (DDT).

ii. In addition to the above, out of the cash on the Balance Sheet, the Board has identified an amount of up to ₹13,000 crore (US$ 2 billion[1]) to be paid to shareholders in the following manner:

   a. A special dividend of ₹10.00 per share (US$ 0.15 per ADR[1]) resulting in a payout of approximately ₹2,600 crore (approximately US$ 400 million[1]) in June 2018

   b. An amount of up to approximately ₹10,400 crore (approximately US$ 1,600 million[1]) to be paid out to shareholders for fiscal 2019, in such manner as may be decided by the Board, subject to applicable laws and requisite approvals, if any.

[1] USD / INR exchange rate at 65.00.

Basic EPS

Basic earnings per share increased by 18.5% to ₹71.28 at standalone level and by 13.2% to ₹71.07 at consolidated level. On account of the conclusion of APA with the IRS, the Company has reversed income tax expense amounting to US$ 225 million (₹1,432 crore) pertaining to previous periods resulting in an increase in profits for fiscal 2018. Consequently, earnings per share increased by ₹5.85 per share on a standalone basis and ₹5.88 per share on a consolidated basis for the year ended March 31, 2018.

Dividend

Dividend per share declared is in line with the Capital Allocation Policy approved by the Board on April 13, 2017. The Company declared dividend as under:

Dividend per share (in ₹)	Fiscal 2017[2]	Fiscal 2018[3]
Interim dividend	11.00	13.00
Final dividend	14.75	[1] 20.50
Special dividend	–	[1] 10.00
Total dividend	25.75	43.50
Payout ratio (interim and final dividend)	49.6%	69.8%

[1] Recommended by the Board of Directors at its meeting held on April 13, 2018. The payment is subject to the approval of the shareholders at the ensuing Annual General Meeting of the Company to be held on June 23, 2018.

[2] Our dividend policy was to pay up to 50% of consolidated post-tax profits.

[3] Our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS.

The Register of Members and Share Transfer Books will remain closed on June 16, 2018 for the purpose of payment of the final dividend for the financial year ended March 31, 2018, payment of the special dividend, and the AGM. The AGM is scheduled to be held on June 23, 2018.

Share buyback

In line with the Capital Allocation Policy, the Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully-paid-up equity shares of face value ₹5 each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore. The shareholders approved the proposal of buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 11,30,43,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the record date by cancelling American Depositary Shares (ADSs) and withdrawing underlying equity shares) of the Company as on the record date (i.e. November 1, 2017) on a proportionate basis through the 'Tender offer' route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of ₹56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS)

During the quarter ended December 31, 2017, the Company concluded an APA with the IRS. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company's US branch operations. This agreement covers fiscal 2011 to fiscal 2021. The Company expects the APA to enhance the predictability of the Company's tax obligation in respect of its US operations. In accordance with the APA, the Company has reversed income tax expense provision of US$225 million (₹1,432 crore) which pertains to previous periods that are no longer required. Consequently, profit for the year ended March 31, 2018 has increased resulting in an increase in basic earnings per share by ₹5.85 on a standalone basis and ₹5.88 on a consolidated basis for the year ended March 31, 2018.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the *Notes to the financial statements* provided in this Annual Report.

Transfer to reserves

We propose to transfer ₹1,615 crore to the general reserve on account of declaration of dividend on both standalone and consolidated levels.

Fixed deposits

We have not accepted any fixed deposits including from the public and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

Particulars of contracts or arrangements with related parties referred to in Section 188(1) of the Companies Act, 2013, in the prescribed Form AOC-2, is appended as *Annexure 2* to the *Board's report*.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the Listing Regulations, the *Management's discussion and analysis* is set out in this Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Companies Act, 2013, a *Risk management report* is set out in this Annual Report.

Board policies

The details of the policies approved and adopted by the Board are provided in Annexure 9 to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

- Lead Independent Director: The Board, at its meeting held on April 13, 2018, appointed Kiran Mazumdar-Shaw, Independent Director, as the Lead Independent Director of the Board.
- Acquisition: The Board, at its meeting held on April 13, 2018, approved the Company to enter into a definitive agreement to acquire WongDoody Holding Company Inc, a US-based creative and consumer insights agency, for a total consideration of up to US$75 million (approximately ₹489 crore), including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.
- Capital Allocation Policy: The Board, at its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. Key aspects of the Capital Allocation Policy have been discussed earlier in the *Board's report*.

2. Business description

Strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices.

Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future, to help them 'navigate your next'.

We have embraced a four-pronged strategy to strengthen our relevance to clients and drive accelerated value creation. Towards implementing the strategy, we will :

- Scale Agile Digital
- Energize the core
- Re-skill our people
- Expand localization


Scale Agile Digital
Invest in digital capabilities & priority services
Energize the Core
Infuse AI and automation, leveraging Nia
Re-skill our People
Re-skill talent at scale for us and our clients
Expand Localization
Hire locally in markets, local delivery & training

Scale Agile Digital

We will continue to make targeted investments to rapidly accelerate our Agile Digital business. We define 'digital' as a set of use cases that drive business outcomes for our clients across five areas :


THE CLIENT DIGITAL JOURNEY
EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE

- Experience : Well-designed systems for digital marketing, omnichannel interaction, personalization and content management that can enhance customer experience
- Insight : AI-based systems for advanced analytics, leveraging Big Data
- Innovate : Engineering new and digital-first products and offerings leveraging Internet of Things and advanced industry Software-as-a-Service platforms
- Accelerate : The digitization of core systems by migrating to cloud technologies, abstracting APIs, modernizing legacy systems and infrastructure, integrating applications and leveraging Robotic Process Automation (RPA)
- Assure : Implementing advanced cyber-security systems and specialized validation of software systems.

In addition to these, we will also invest in sales and consulting capabilities to engage with clients both in their technology divisions and their business organizations.

We will continue to leverage alliances that complement our core competencies. We will continue to partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients.

We will continue to invest in research and development (R&D) to stay abreast of new technologies and to incubate new offerings in areas such as blockchain, AR / VR and speech, vision, video and image intelligence. We will expand the scope of our collaborations to encompass universities, research organizations and the startup innovation ecosystem.

We will continue to deploy our capital in making selective business acquisitions that augment our Agile Digital expertise, to complement our presence in certain market segments.

Energize the core

We will continue to embrace automation and artificial intelligence (AI)-based techniques and software automation platforms to boost productivity of our clients' core processes and systems.

We will continue to leverage these, along with lean processes, Agile development and our Global Delivery Model (GDM) to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive.

We will continue to invest in our flagship RPA platform AssistEdge®, our AI platform, Infosys Nia®, and in core business applications such as Finacle®, McCamish and others to bring differentiated and market-leading features and capabilities to our projects with clients.

Re-skill our people

An exponential adoption of new technologies is leading to a wide digital talent gap. As technology shifts gain rapid acceleration, we will drive talent re-skilling at scale for our own employees and for our clients' organizations in the new areas of digital services.

Teaching and learning are central to Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help our employees stay abreast of new developments in software technologies, spur innovation and help them build a lifelong career with the Company.

We will continue to invest in advanced, anytime-anywhere learning systems such as our Lex platform and in creating and harnessing up-to-date content from internal and external sources. Further, we are expanding our relationships with universities around the world to curate specific curricula for our employees in areas such as creative design skills, machine learning, autonomous technologies, blockchain etc.

Expand localization

We believe that client proximity lends several benefits while delivering Agile Digital transformations, and we will invest in localizing our workforce in various geographies. We have announced the setting up of four delivery and innovation centers in the US. The first of these is already active in Indianapolis, while three others – in Connecticut, Rhode Island and North Carolina – are well on the way to becoming

operational. We are recruiting locally from universities in the US. We aim to become an employer of choice from US universities and will set up dedicated leadership and support teams in the US, Europe and Australia. Our strategy to localize will also reduce our dependence on immigration policies.

Organization

Our go-to-market business units are organized as:

- Financial Services
- Life Sciences, Healthcare and Insurance
- Manufacturing
- Retail, Consumer Packaged Goods and Logistics
- Hi-tech
- Communications
- Services, Utilities, Resources and Energy
- China
- Japan
- India
- Infosys Public Services

Our service delivery is organized as horizontal service lines:

- Global Delivery
  - Experience
  - Insight
  - Innovate
  - Accelerate
  - Assure
- Infosys Global Consulting
- Infosys Center for Emerging Technology Solutions
- Products and Platforms
  - Finacle®
  - Edge suite
  - Infosys Nia®
  - Infosys McCamish
  - Panaya®
  - Skava®
- Business Process Management – Infosys BPM

Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We derived 98.5% of our consolidated revenues from repeat business this fiscal. We, along with our subsidiaries, added 283 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,204. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2018	2017
100 million dollar +	20	19
75 million dollar +	35	31
50 million dollar +	57	56
1 million dollar +	634	598

Infrastructure

We added 2.04 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2018 stands at 46.57 million sq. ft. We have a total of 126 development centers in 27 countries, 82 sales offices in 35 countries. We have a presence in 45 countries as on March 31, 2018.

Infosys Innovation Fund

Our investment and acquisition strategy is designed to strengthen our competitive positioning and bring technology innovation to our clients. We have a multi-pronged strategy in identifying, investing in, and evangelizing next-generation technologies. We believe we will achieve this through organic investments in R&D, as well as by making investments in external innovation ecosystems and in particular, technology startup companies.

The Infosys Innovation Fund identifies early-stage startup companies developing innovative, next-generation solutions and technologies in the areas of AI and machine learning, Big Data and analytics, convergence of physical and digital processes, technology infrastructure management, cloud systems and cyber security. The Fund partners with startups by providing early-stage capital and in helping bring their innovations to market, attaining scale, product validation and customer introductions.

The Fund has invested US$ 53 million to date in the form of minority holdings in early-stage companies. As of March 31, 2018, the Fund has an additional US$ 12 million in uncalled / pending capital commitments. The carrying value of such investments as on March 31, 2018 was US$ 31 million on account of write-down of investment in DWA Nova amounting to US$ 11 million (₹ 71 crore) and on account of changes in fair value.

Subsidiaries and associates

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation services. At the beginning of the year, we had 17 direct subsidiaries, 26 step-down subsidiaries and one associate. As on March 31, 2018, we have 20 direct subsidiaries and 26 step-down subsidiaries.

Name change of Infosys BPO Limited: During the year, Infosys BPO Limited, an Indian subsidiary of the Company, received the approval of the Ministry of Corporate Affairs, Government of India, to change the name of the Company to Infosys BPM Limited. The new name is a reflection of the paradigm shift in the nature of services that the Company now offers through its holistic approach of end-to-end transformative BPM (Business Process Management).

Assets held for sale: In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹ 2,060 crore and liabilities amounting to ₹ 324 crore in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹ 118 crore in respect of Panaya has been recognized in the consolidated Statement of Profit and Loss under other income for the year ended March 31, 2018. An impairment loss of ₹ 589 crore in respect of Panaya has been recognized

in the standalone Statement of Profit and Loss for the year ended March 31, 2018.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the consolidated financial statements of the Company, which form part of this Annual Report. Further, a statement containing the salient features of the financial statement of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of each of its subsidiaries, are available on our website, www.infosys.com. These documents will also be available for inspection till the date of the AGM during business hours at our registered office in Bengaluru, India.

Quality

The Quality function at Infosys has been at the forefront of enabling delivery and support functions in differentiation, optimization and de-risking. While we continue to comply with international management standards, such as ISO 9001, ISO 22301, ISO 20000, ISO 27001, AS EN 9100, ISO 13485, OHSAS 18001 and ISO 14001, we have transitioned to ISO 14001: 2015 and AS 9100 Rev D newer versions of the standards in applicable business segments in fiscal 2018. These standards are ahead of the curve and we continue to be early adopters in the industry. Infosys acquired Level 5 rating in CMMi DEV + CMMi SVC at the enterprise level covering all service lines and geographies. Infosys Limited as an enterprise is assessed for ISAE 3402 / SSAE 18 SOC 1 type II and has received an independent auditors' assurance compliance report. Infosys BPM Limited received the Certificate of Compliance for PCI-DSS v3.2 and EdgeVerve Systems Limited has been certified for ISO 22301 : 2012, Business continuity management system.

Our Quality department drove large change initiatives for productivity improvements using Automation and Lean. A focused Automation Group in Quality has worked with service line COEs to create automation solutions which helped improve project productivity across the organization. Implementation of Lean and Six Sigma brought about significant improvement in projects. This year, the Quality function also created Agile-driven, differentiated methodologies for new services launched – which helped deliver superior outcomes in projects.

Branding

The Infosys brand is a key intangible asset of the Company. It positions Infosys as a next-generation digital services company that helps enterprises navigate their digital transformation. Brand Infosys is built around the premise that our three decades of experience in managing the systems and workings of global enterprises uniquely positions us to be navigators for our clients. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with Agile Digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem.

Our marketing reach extends globally through advertisements, public relations and digital marketing initiatives. We participate in premier business and industry events around the world. We also organize signature events and roundtables across geographies. 'Confluence', our flagship client event, is consistently well-attended and rated highly by our clients and industry partners.

Awards and recognition

In fiscal 2018, we won multiple awards and recognition, both international and national. The significant ones among them are as follows:

Business and management

- Ranked in the Leadership category in a corporate governance study conducted jointly by BSE Limited, International Finance Corporation and Institutional Investors Advisory Services
- Won the Platinum Award at the Asset Corporate Awards, the longest running Environment, Social, and Governance awards in Asia. This award is based on an evaluation of financial performance, management, corporate governance, social and environmental responsibility and investor relations
- Declared Model Employer by the Ministry of Labour and Employment, Government of India, for managing labor law compliance
- Infosys tax team won the coveted 'Asia's Best In-House Tax Team of the Year' award for 2017 from *Euromoney*, a leading publisher in the field of business and finance
- Received awards for Best CEO, Best CFO, and Best Investor Relations at the 2017 All-Asia Executive Team Rankings by the *Institutional Investor* magazine in the Technology / IT Services and Software sector

Banking (for Finacle®)

- India Post, powered by Finacle®, was a winner in the 'world's largest core banking transformation' category at the prestigious *Banking Technology* magazine awards
- Won the 'Best Digital Banking Technology' award at the *Banker Middle East* awards 2017

ERP services

- Won three prestigious Oracle Excellence Awards for Specialized Partner Cloud Services
- Positioned as a Leader in The Forrester Wave™: Applications Management and Digital Operations Services, Q4 2017

Technology innovation

- Positioned as a Leader in Everest Group's Digital Services in Consumer Banking PEAK Matrix 2017
- Awarded the 'Microsoft Platform Modernization' award and the 'Microsoft World Wide Consulting & System Integrator Intelligent Cloud Alliance Partner' award at Microsoft Inspire 2017

Sustainability

- Inducted into the prestigious Dow Jones Sustainability Indices (DJSI) and is now part of the DJSI World and DJSI Emerging Markets Indices
- Infosys Pune became the largest campus in the world to earn the LEED Platinum certification from the US Green Building Council

Human resources

- Placed fifth in *Business Today*'s Best Companies to Work For list for 2018
- Infosys Europe certified by the Top Employers Institute for its exceptional employee conditions and awarded the exclusive Top Employers Europe 2018 certification
- Won the Golden Peacock HR Excellence Award for 2017.

For the complete list of awards and recognition, refer to https://www.infosys.com/about/awards.

3. Human resources management

The Human Resources (HR) department at Infosys is driven by the mission :

- To help Infoscions realize their potential – to develop, grow and achieve their purpose
- To build the right culture and capabilities to enable us to delight our customers
- To make Infosys the best place to work for passionate, innovative people who want to make a difference

HR management at Infosys goes beyond the set boundaries of compensation, performance reviews and development. We look at the employee's entire work-life cycle, to ensure timely interventions that help build a long-lasting and fruitful career. With this in mind, we initiated several positive changes in our HR practice this year.

We have set up a scalable recruitment and HR management process. Over the last year, on a standalone basis, we received 15,40,498 applications from prospective employees. The Infosys Group added 3,743 (net) and 44,110 (gross) employees this year, taking the total strength to 2,04,107 from 2,00,364 at the end of the previous year.

On a standalone basis, the annualized attrition rate for fiscal 2018 stands at 16.4%, as compared to 15.0% for the previous year.

Here are some of the initiatives we have pioneered this year, along with recognition received for the same :

- Zero Distance (ZD), the movement to bring innovation to every project at Infosys, continued into its third year. The total number of ZD plans increased to over 16,000, many of which were discussed with clients, as the focus this year was on the monetization of ZD plans. In addition, we rewarded employees throughout the year for their innovative work through various awards at the unit and organization levels.
- We moved from an annual employee engagement survey model to a more continuous and customized survey format for feedback. This new approach has seen good traction over the year, with insights gathered from various sections of employees throughout the annual period. These insights have led to the creation of tracks for actionizing. To help trickle the information back into the teams, all managers have access to a dashboard containing feedback from their respective teams.
- In response to the technology disruptions that are transforming our business, we have continued to empower employees by letting them take charge of their careers and learning journeys. With a focus on preparing employees for tomorrow, we have enabled them to create and charter career and learning paths on Compass, our internal digital career platform. Through Compass, we provide our employees a world of opportunities – be it internal career movements, mentoring, learning, internships and more. Employees can also make use of experiences like 'Power Programmers' (to build capability in emerging and high-end technologies). In addition, for our Managers, we have created MaQ, an innovative analytics-based tool that equips them to stay abreast of technology and also makes them future-ready. Through these initiatives we continue to ensure that our employees are exposed to compelling career opportunities and have access to learning anytime, anywhere.
- We continued to focus on employee safety as an important aspect of providing a great place to work. We revamped many of our processes and tech offerings, and launched the Infosys Emergency App for employees to get quick help during an emergency. We revised our workplace guidelines and security infrastructure to make them more robust. We continuously communicated with employees on available safety measures to increase awareness, benchmarked our work in this space against the best that is on offer, and sought regular feedback from employees to ensure their involvement in making Infosys even more safe and secure.
- The Next Gen Talent Management Model was taken one step further this year with the launch of a dashboard and system that captures all employee data for easy, data-driven decision-making. The system was launched to business leaders to give them deeper analytical insights into their teams.
- To ensure that employees are at their productive best, we continued to work on simplifying internal processes through a collaborative effort with various teams. Rewards and recognition, in terms of the annual awards for excellence, quarterly promotions, and unit awards, continued.
- The stock incentives program was leveraged for rewarding and retaining our high-potential employees and senior leadership.
- We were ranked second among 250+ companies which participated in the AVTAR Best Companies for Women Score Card on Safety in India

To foster a positive workplace environment, free from harassment of any nature, we have institutionalized the Anti-Sexual Harassment Initiative (ASHI) framework, through which we address complaints of sexual harassment at the workplace. Our global policy assures discretion and guarantees non-retaliation to complainants. We follow a gender-neutral approach in handling complaints of sexual harassment and we are compliant with the law of the land wherever we operate. We have also constituted an Internal

Complaints Committee (ICC) in all locations across India to consider and address sexual harassment complaints in accordance with the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

The details of the issues raised and resolved regarding sexual harassment at the workplace are available in the *Business Responsibility Report* which is part of this Annual Report.

Education, training and assessment

Infosys believes in lifelong learning for its employees, and competency development continues to be a key area of strategic focus for us. Our Education, Training and Assessment (ETA) department is at the forefront of creating a culture of learning in the organization. In the age of disruption, whether it is Digital, AI, Machine Learning (ML) or other emerging technologies, we created more than 75 new courses for our employees to embrace new and emerging technologies and be future-ready. We now have about 250 internally created self-learning programs focusing on the key foundations and real-life examples (including flight simulators), making them market-relevant effectively. These are in addition to the 1,500+ courses and 3,600 micro-learning videos already available. We recently built a new learning platform called Lex. Lex is a highly scalable and modular learning platform that allows our employees to access learning content from anywhere, from any device, at any time, and learn at a time convenient for them. Employees can even download the content and access it later when they are offline as well. With this, we are able to achieve our goal of enabling 'Learning on the Go' for our employees.

To ensure that we have systemic intervention in place to re-skill our existing employees in new and emerging technologies, we created a recommendation engine to suggest appropriate learning paths based on the adjacency skills they possess currently, and created learning stacks to provide an end-to-end view of technology and industry best practices. This helps us bring our re-skilling programs in line with our growth projections and address our employees' aspirations. Building up on our extensive experience in India, we started enabling fresh hires in the US at various places like Raleigh, Indianapolis, Plano etc., and making them project-ready. We have collaborated with local universities and MOOC providers in the US for various educational offerings. For example, we are working with Rhode Island School of Design to train our employees on digital and design skills, and working with Udacity to train some of our fresh hires in the US, to offer their Nanodegree programs to our fresh hires in India, and 'Self Driving Car Engineer' Nanodegree program to our experienced employees. Similarly we are working with Coursera to enable our employees on Google Cloud Platform.

Campus Connect, our industry-academia partnership program, made progress with the launch of electives to help engineering colleges run new programs within their curricula. In fiscal 2018, we engaged with 1,052 faculty members who in turn trained 40,139 students. With this, the total number of beneficiaries covered has reached 15,219 faculty members and 4,56,324 students from 286 engineering institutions.

Infosys Leadership Institute

Infosys Leadership Institute (ILI) embraces a customized approach to host initiatives aligned to specific development needs of the senior leadership team. Our business leaders, along with HR business partners, identify needs for their respective talent pool through formal talent review discussions. These themes help us to evolve our learning calendar of open programs called Leadership Labs. We had over 200 leaders nominated across functions, subsidiaries and technologies, resulting in a diverse mix across locations, focused on leadership facets like executive presence, storytelling etc. To provide deep dive into specific skills, we launched four Leadership Tracks for 45 leaders, spanning a period of 3-6 months. In partnership with Stanford Graduate School of Business, we had two cohorts comprising 38 and 65 leaders who completed their graduation during the year.


We
INSPIRE
Transformation
By
UNLOCKING
Synergies
Infosys
Leadership
Blueprint
Thereby,
UNLEASHING
Impact for
Clients & Infosys
And
AMPLIFYING
Team Potential

Infosys Sales Academy provides learning curricula and interventions for our sales leaders. ILI also supports development of women leaders through mentoring and women's leadership experience workshops. Leaders nurturing future leaders is a key component of our approach to learning.

Particulars of employees

The ratio of the remuneration of each whole-time director and key managerial personnel (KMP) to the median of employees' remuneration as per Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 forms part of the *Board's report (Annexure 3)*. Refer to tables 3(a) and 3(b) in *Annexure 3*.

Additionally, the following details form part of *Annexure 3* to the *Board's report*:

- Remuneration to non-executive / independent directors (Refer to table 3(c))
- Statement containing the names of top 10 employees in terms of remuneration drawn (Refer to table 3(d))
- Details of employees posted in India throughout the fiscal and in receipt of a remuneration of ₹1.02 crore or more per annum (Refer to table 3(e)(i))

- Details of employees posted in India for part of the year and in receipt of ₹8.5 lakh or more a month (Refer to table 3(e)(ii))
- The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on request.

Employee stock options / Restricted stock units (RSU)

The Company, under the 2015 Stock Incentive Compensation Plan ('the 2015 Plan'), approved by the shareholders vide a postal ballot concluded on March 31, 2016, grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with Company objectives, and promoting increased participation by them in the growth of the Company.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted pursuant to the exercise of the stock incentives under the 2015 Plan to the employees of the Company and its subsidiaries shall not cumulatively exceed 2,40,38,883 equity shares (approximately 1% of the issued capital). The 2015 Plan is in compliance with SEBI (Share-based Employee Benefits) Regulations, 2014, and there has been no material changes to the plan during the fiscal. The details of the 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share-based Employee Benefits) Regulations, 2014, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2018.pdf.

The details of the employee stock options / RSU plan form part of the Notes to accounts of the financial statements in this Annual Report.

The details of stock incentives granted during the year ended March 31, 2018 are as follows:

Approval date	Grantees	Date of grant	Stock incentives approved by the Board / nomination and remuneration committee	
			RSUs	Stock options
Apr 13, 2017	U.B. Pravin Rao	May 2, 2017	27,250	43,000
Apr 13, 2017	Dr. Vishal Sikka	May 2, 2017	2,70,224	3,30,525
Apr 13, 2017	Eligible employees other than KMP	May 2, 2017	37,100	73,600
Jul 13, 2017	Inderpreet Sawhney	August 1, 2017	(1) 58,150	44,450
Jul 13, 2017	Eligible employee other than KMP	August 1, 2017	7,450	–
Feb 27, 2018	Salil Parekh	February 27, 2018	(2) 1,13,024	–
Feb 27, 2018	M.D. Ranganath	February 27, 2018	66,850	–
Feb 27, 2018	Ravi Kumar S.	February 27, 2018	66,850	–
Feb 27, 2018	Mohit Joshi	February 27, 2018	66,850	–
Feb 27, 2018	Krishnamurthy Shankar	February 27, 2018	12,400	–
Feb 27, 2018	A.G.S. Manikantha	February 27, 2018	2,000	–
Feb 27, 2018	Eligible employees other than KMP	February 27, 2018	16,02,510	–

Note: Includes cash-settled stock incentives

(1) Includes time-based grant of 19,450 RSUs and a one-time, time-based grant of 38,700 RSUs on joining

(2) Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive, under the 2015 Plan, an annual grant of RSUs of fair value ₹3.25 crore, which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date, a one-time grant of RSUs of fair value ₹9.75 crore, which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and an annual grant of performance-based RSUs of fair value ₹13 crore, which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved, on February 27, 2018, an annual time-based grant for fiscal 2018 of 28,256 RSUs and a one-time, time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

Grants exercised during the year: During fiscal 2018, exercise of grants by eligible employees were as follows:

Name	RSUs		Options	
	Exercised and allotted in fiscal 2018	Outstanding as on March 31, 2018	Exercised and allotted in fiscal 2018	Outstanding as on March 31, 2018
Salil Parekh(1)	–	1,13,024	–	–
U.B. Pravin Rao	–	27,250	–	43,000
M.D. Ranganath	7,662	89,838	–	48,400
Ravi Kumar S.	13,087	1,06,113	28,187	84,563
Mohit Joshi	13,087	1,06,113	–	1,12,750
Krishnamurthy Shankar	3,012	21,438	–	19,000
Inderpreet Sawhney(2)	–	58,150	–	44,450

Name	RSUs		Options	
	Exercised and allotted in fiscal 2018	Outstanding as on March 31, 2018	Exercised and allotted in fiscal 2018	Outstanding as on March 31, 2018
A.G.S. Manikantha	250	2,750	–	–
Dr. Vishal Sikka[(3)]	70,772	–	–	–
Rajesh K. Murthy[(4)]	11,250	–	24,225	–
Eligible employees other than KMP	5,49,775	33,31,740	–	6,20,500

Note : Includes cash-settled stock incentives

(1) The Board, based on the recommendations of the nomination and remuneration committee, approved an annual time-based grant for fiscal 2018 of 28,256 RSUs, which will vest over time in three equal annual installments upon completion of each year of service and a one-time, time-based grant of 84,768 RSUs, which will vest over time in two equal annual installments upon completion of each year of service from the grant date.

(2) Includes time-based grant of 19,450 RSUs and a one-time, time-based grant of 38,700 RSUs on joining

(3) During fiscal 2018, Dr. Vishal Sikka exercised 70,772 RSUs. Consequent to his resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance-based awards) granted to him were forfeited.

(4) Resigned effective January 31, 2018, and the unvested stock incentives granted to him were forfeited.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2018 forms part of this Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical background, age, ethnicity, race and gender, that will help us retain our competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity. The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Annual Report.

Number of meetings of the Board

The Board met 11 times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed in the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As of March 31, 2018, the Board had nine members, two of whom were executive or whole-time directors, one a non-executive and non-independent member and six independent directors. Three of the independent directors of the Board are women.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

There has been no change in the policy since last fiscal. We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of the Listing Regulations.

Board evaluation

The nomination and remuneration committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The evaluation parameters and the process have been explained in the *Corporate governance report*. The outcome of the Board evaluation for fiscal 2018 was discussed by the nomination and remuneration committee and the Board at the meeting held on April 13, 2018.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and key managerial personnel

Inductions

The following appointments were made during the year :

- Nandan M. Nilekani as non-executive non-independent director and Chairman of the Board effective August 24, 2017, approved by shareholders vide a postal ballot concluded on October 7, 2017.
- D. Sundaram as independent director of the Board effective July 14, 2017, approved by shareholders vide a postal ballot concluded on October 7, 2017.
- Salil Parekh as the Chief Executive Officer and Managing Director (CEO & MD) effective January 2, 2018, approved by shareholders vide a postal ballot concluded on February 20, 2018.
- Inderpreet Sawhney as Group General Counsel and Chief Compliance Officer effective July 3, 2017, and as key managerial personnel (KMP), as defined under Ind AS 24, *Related Party Disclosures,* effective July 14, 2017.

Reappointments

As per the provisions of the Companies Act, 2013, U.B. Pravin Rao, who has been longest in the office, retires by rotation at the ensuing AGM and, being eligible, seeks reappointment. The Board recommends his reappointment.

Retirements and resignations

R. Seshasayee resigned as non-executive Chairman and member of the Board effective August 24, 2017.

Dr. Vishal Sikka was appointed as Executive Vice Chairman subsequent to his resignation as CEO and MD at the Board meeting held on August 18, 2017 and resigned as a Director and Executive Vice Chairman effective August 24, 2017.

Prof. John W. Etchemendy and Prof. Jeffrey S. Lehman, independent directors, resigned as members of the Board effective August 24, 2017.

Gopi Krishnan Radhakrishnan resigned as Acting General Counsel and KMP effective June 24, 2017.

Sandeep Dadlani, President and Segment Head – Manufacturing, Retail, CPG and Logistics, resigned as KMP effective July 14, 2017.

Rajesh K. Murthy, President and Segment Head – Energy, Resources, Utilities and Communications and Services, resigned as KMP effective January 31, 2018.

Change in designation

The Board, at its meeting held on April 13, 2018, appointed Kiran Mazumdar-Shaw as the Lead Independent Director.

Ravi Venkatesan resigned as Co-Chairman of the Board and continued to be a member of the Board effective August 24, 2017.

The Board, upon the resignation of Dr. Vishal Sikka, appointed U.B. Pravin Rao, Chief Operating Officer and Whole-time Director, as Interim Chief Executive Officer and Managing Director at its meeting held on August 18, 2017. The Board, at its meeting held on December 2, 2017, appointed Salil Parekh as Chief Executive Officer and Managing Director effective January 2, 2018 and accordingly re-designated U.B. Pravin Rao as Chief Operating Officer and Whole-time Director with effect from January 2, 2018. The shareholders approved these vide a postal ballot concluded on February 20, 2018.

Committees of the Board

As on March 31, 2018, the Board had six committees : the audit committee, the nomination and remuneration committee, the corporate social responsibility committee, the stakeholders relationship committee, the risk and strategy committee, and the finance and investment committee. The committee of directors was dissolved with effect from January 12, 2018. The finance and investment committee was dissolved effective April 13, 2018. The roles and responsibilities of the finance and investment committee were delegated to the audit committee with effect from April 13, 2018. All committees, except the corporate social responsibility committee, consist entirely of independent directors.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

The Company has submitted a settlement application on December 5, 2017 with the Securities and Exchange Board of India (SEBI). The settlement application pertains to matters relating to the severance agreement entered into with Rajiv Bansal, the Company's former CFO, in October 2015. Through the settlement process, the Company wants to resolve allegations relating to the Company not seeking prior and separate approval of the nomination and remuneration committee and the audit committee in relation to the severance agreement entered into with Rajiv Bansal; and in relation to disclosures pertaining to the said severance agreement, cessation of payments and initiation of arbitration under the severance agreement. The settlement application

process is based on an undertaking that the Company will neither admit nor deny the finding of fact or conclusion of law. The Company will provide an update upon the conclusion of the settlement process.

Reporting of frauds by auditors

During the year under review, neither the statutory auditors nor the secretarial auditor has reported to the audit committee, under Section 143 (12) of the Companies Act, 2013, any instances of fraud committed against the Company by its officers or employees, the details of which would need to be mentioned in the *Board's report*.

Annual return

In accordance with Section 134(3)(a) of the Companies Act, 2013, an extract of the annual return in the prescribed format is appended as Annexure 6 to the *Board's report*.

Secretarial standards

The Company complies with all applicable secretarial standards.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and National Stock Exchange of India Limited, and ADSs are listed on New York Stock Exchange (NYSE), Euronext Paris and Euronext London. Infosys was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

BSE Limited : The Company's shares were listed on BSE in June, 1993 and will be completing 25 years of public listing in India.

New York Stock Exchange : The Company listed its ADSs on the NYSE on December 12, 2012. The Company celebrated its fifth anniversary of being listed on NYSE on December 20, 2017 by ringing the 'opening bell'.


NEW YORK STOCK EXCHANGE
INFY
LISTED
NYSE
Infosys
INFY
LISTED
NYSE

Infosys leaders ringing the NYSE opening bell to mark five years of listing on the NYSE

Proposed delisting of ADSs on Euronext Paris and Euronext London

In March 2018, the Company announced its intention to voluntarily delist its ADSs from the Euronext Paris and Euronext London exchanges. The primary reason for seeking the proposed delisting is the low average daily trading volume of Infosys ADSs on these exchanges, which is not commensurate with the related administrative requirements. During the five-year period of the Company's listing on Euronext Paris and Euronext London, the average daily trading volume of the Company's ADSs was significantly lower than its average daily trading volume on the NYSE. The proposed delisting is subject to approval from Euronext Paris S.A. and Euronext London Limited. There will be no change in the Infosys share / ADS count, capital structure and float as a result of the proposed delisting from the above exchanges. Infosys ADSs will continue to be listed on the NYSE under the symbol 'INFY' and investors can continue to trade their ADSs on the NYSE as before.

Subject to the approval of the proposed delisting by Euronext Paris S.A. and Euronext London Limited, a sale facility will be provided by the Company to the holders of ADSs trading on the Euronext Paris and Euronext London exchanges. ADS holders who opt for it will be able to sell their ADSs on the NYSE in accordance with Euronext Paris and Euronext London rules. ADS holders who do not opt for it can continue to retain their ADSs and will be able to trade their ADSs on the NYSE. Further, until the date of completion of the proposed delisting, the ADS holders can continue to trade their ADSs on the Euronext Paris and Euronext London exchanges.

Investor Education and Protection Fund (IEPF)

Pursuant to the applicable provisions of the Companies Act, 2013, read with the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ('the Rules'), all unpaid or unclaimed dividends are required to be transferred by the Company to the IEPF established by the Government of India, after the completion of seven years. Further, according to the Rules, the shares on which dividend has not been paid or claimed by the shareholders for seven consecutive years or more shall also be transferred to the demat account of the IEPF Authority. Accordingly, the Company has transferred the unclaimed and unpaid dividends of ₹2,04,47,770. Further, 1,05,234 corresponding shares were transferred as per the requirements of the IEPF rules. The details are provided in the *Shareholder information* section of this Annual Report and are also available on our website, at www.infosys.com/IEPF.

Directors' responsibility statement

The financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Act (to the extent notified) and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Companies Act, 2013 ('the Act'), read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. Effective April 1, 2016, the Company has adopted all the Ind AS standards and the adoption was carried out in accordance with applicable transition guidance. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that :

- In preparation of the annual accounts for the financial year ended March 31, 2018, the applicable accounting standards have been followed and there are no material departures.

- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

- The Auditors' Report for fiscal 2018 does not contain any qualification, reservation or adverse remark. The *Auditors' Report* is enclosed with the financial statements in this Annual Report.
- The Secretarial Auditors' Report for fiscal 2018 does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report* in this Annual Report.
- As required by the Listing Regulations, the auditors' certificate on corporate governance is enclosed as *Annexure 4* to the *Board's report*. The auditors' certificate for fiscal 2018 does not contain any qualification, reservation or adverse remark.
- In addition, the Company has also voluntarily engaged a Practicing Company Secretary to audit on corporate governance. The report does not contain any qualification, reservation or adverse remarks.

Auditors

Statutory auditors

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of the maximum term permitted under the said section. In line with the requirements of the Companies Act, 2013, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ('Deloitte') was appointed as the statutory auditors of the Company to hold office for a period of five consecutive years from the conclusion of the 36th Annual General Meeting of the Company held on June 24, 2017, till the conclusion of the 41st Annual General Meeting to be held in the year 2022, subject to ratification by shareholders at the general meeting or as may necessitated by the Act from time to time. The first year of audit was of the financial statements for the year ending March 31, 2018, which included the audit of the quarterly financial statements for the year. Accordingly, the appointment of Deloitte Haskins & Sells LLP is being placed before the shareholders for ratification.

Secretarial auditor

As required under Section 204 of the Companies Act, 2013 and Rules thereunder, the Board has appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor of the Company for fiscal 2019.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through its CSR trust, the Infosys Foundation, towards supporting projects in eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environmental sustainability, disaster relief and rural development projects. Details of the CSR policy are available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf. The annual report on our CSR activities is appended as *Annexure 7* to the *Board's report*.

Infosys Foundation

Infosys Foundation was established in 1996 for social welfare activities. Since its inception, the Foundation, through its grant-making and partnerships with individuals, government bodies and competent non-governmental bodies, has fostered a sustainable culture of development in the areas of healthcare, promotion of education, eradication of hunger, rural development, art and culture, and destitute care across India.

This year, the Foundation's activities have extended from Jammu & Kashmir to Tamil Nadu, and from Gujarat to Arunachal Pradesh, with an emphasis on expanding our reach while ensuring focus on key areas of development. The highlights of the Foundation's work included the building of a *dharmashala* at PGIMER, Chandigarh, gravity-fed water supply systems around Visakhapatnam, renovation of Capital Hospital at Bhubaneswar, a hi-tech kitchen at Kandi, Telangana in partnership with the Akshaya Patra Foundation and continued Swachh Bharat efforts in Tamil Nadu, Karnataka, Maharashtra and Telangana. For more details on the Foundation's activities, visit https://www.infosys.com/infosys-foundation.


AKSHAYA PATRA
PATRA FOUNDATION
Akshaya Patra's mega kitchen in Kandi, Telangana, funded by the Foundation, will be able to prepare meals for 1,00,000 people at a time

Infosys Foundation USA

In fiscal 2018, Infosys Foundation USA advanced its mission to increase access to Computer Science (CS) and Maker education, with an emphasis on under-represented students. The Foundation has impacted teachers, students and schools across US states, through initiatives such as:

- CS Teacher Support
- CS Student Support
- Maker Initiatives

For more details, visit http://www.infosys.org/infosys-foundation-usa/.

Infosys Science Foundation


Infosys
Science
Foundation

Guest of honor Prof. Kip Thorne addressing the audience at the Infosys Prize ceremony on Jan 10, 2018

The Infosys Science Foundation (ISF) was set up by Infosys and some members of its management in 2009 to encourage the pursuit and practice of the sciences and research. The Infosys Prize, governed by the ISF, recognizes some of the finest research connected to India. The prize winners are awarded a purse of ₹65 lakh (tax-free in India) and a citation by a jury of global renown across six fields. The winners of the Infosys Prize 2017 were Prof. Sanghamitra Bandyopadhyay (Director, Indian Statistical Institute (ISI), Kolkata) in Engineering and Computer Science, Prof. Ananya Jahanara Kabir (Professor of English Literature, King's College, London, UK) in Humanities, Prof. Upinder S. Bhalla (Professor, National Centre for Biological Sciences, Tata Institute of Fundamental Research (TIFR), Bengaluru) in Life Sciences, Prof. Ritabrata Munshi (Professor, School of Mathematics, TIFR, Mumbai, and Statistics and Mathematics Unit, ISI, Kolkata) in Mathematical Sciences, Prof. Yamuna Krishnan (Professor, Department of Chemistry, University of Chicago, US) in Physical Sciences, and Prof. Lawrence Liang (Professor, School of Law, Governance and Citizenship, Ambedkar University, Delhi) in Social Sciences. The chief guest, Prof. Kip Thorne, Nobel laureate in Physics for 2017, along with the jury chairs and trustees, gave away the prizes to the winners at a ceremony in Bengaluru on January 10, 2018.

For more details on the ISF's activities, visit www.infosys-science-foundation.com.

Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability actions encompass economic, social and environmental dimensions. Through Campus Connect, we share some of our best practices with engineering colleges, thus aligning the needs of institutions, faculty and students with those of the IT industry. SPARK and Rural Reach programs focus on raising aspirations and building awareness about computers and the power of IT among students in rural India. For more information about our industry-academia partnerships, visit our website, https://www.infosys.com/sustainability.

We have been persistent in our efforts to ensure reuse, recycling and responsible disposal of waste to minimize the amount of waste going to landfills. In our efforts to achieve our goal of sourcing 100% of our electricity requirements from renewables, we have continued to invest in solar energy across our campuses. In fiscal 2018, we installed a solar farm of 30MW capacity in Karnataka. Details of our environmental sustainability actions are available in Annexure 8 to the Board's report.

Dow Jones Sustainability Indices: Infosys has been inducted into the prestigious Dow Jones Sustainability Indices (DJSI) on September 7, 2017 and is now part of the DJSI World and DJSI Emerging Markets Indices. This recognition is testimony to Infosys' corporate sustainability leadership in the IT services and Internet Software and Services industry.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 8* to the *Board's report*.

Business Responsibility Report (BRR)

The Listing Regulations mandate the inclusion of the BRR as part of the Annual Report for top 100 listed entities based on market capitalization. In compliance with the Listing Regulations, we have integrated BRR disclosures into our Annual Report.

We also publish the Sustainability Report annually. This is a comprehensive report that covers all aspects of our sustainability activities. The report is independently assured by DNV GL, in accordance with the Global Reporting Initiative's framework. For more details, visit https://www.infosys.com/sustainability/.

Green initiatives

Electronic copies of the Annual Report 2017-18 and the Notice of the 37th Annual General Meeting are sent to all members whose email addresses are registered with the Company / depository participant(s). For members who have not registered their email addresses, physical copies are sent in the permitted mode.

Acknowledgments

We thank our customers, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Communications, the Ministry of Electronics and Information Technology, the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kolkata, Mangaluru, Mysuru, Nagpur, Noida, Pune, Mumbai, Kochi and Thiruvananthapuram – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas and North Carolina.

for and on behalf of the Board of Directors

Bengaluru
April 13, 2018

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

Annexures to the Board's report

Annexure 1 – Statement containing the salient features of the financial statements of subsidiaries / associate companies

[Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 – AOC-1]

List of subsidiaries

in ₹ crore, except % of shareholding and exchange rate

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	[1] Turnover (includes inter-company transactions)	[1] Profit / (Loss) before taxation	[1] Provision for taxation	[1] Profit / (Loss) after taxation	% of shareholding
1	Infosys BPM Limited *(formerly Infosys BPO Limited)*	Mar 31, 2018	NA	INR	34	3,407	3,980	539	857	3,061	642	173	469	99.98
2	EdgeVerve Systems Limited	Mar 31, 2018	NA	INR	1,312	(2,709)	880	2,277	43	2,439	454	142	312	100.00
3	Infosys Public Services, Inc.	Mar 31, 2018	NA	1 USD = ₹65.18	98	365	650	187	–	952	127	54	73	100.00
4	Infosys Technologies (China) Co. Limited	Dec 31, 2017	NA	1 RMB = ₹9.82	331	(181)	438	288	–	919	(76)	–	(76)	100.00
5	Infosys McCamish Systems LLC[4]	Mar 31, 2018	Dec 4, 2009	1 USD = ₹65.18	175	(6)	627	458	–	820	67	25	42	99.98
6	Infy Consulting Company Limited[2]	Dec 31, 2017	NA	1 GBP = ₹86.28	–	22	221	199	–	791	20	4	16	100.00
7	Infosys Consulting GmbH[2]	Dec 31, 2017	NA	1 EUR = ₹76.53	1	(20)	219	238	–	654	(6)	(2)	(4)	100.00
8	Infosys Poland Sp. z o.o.[4]	Mar 31, 2018	Oct 1, 2007	1 PLN = ₹19.15	4	576	703	123	71	519	84	16	68	99.98
9	Infosys Consulting AG[2]	Dec 31, 2017	NA	1 CHF = ₹65.50	1	71	183	111	–	450	17	5	12	100.00
10	Infosys Technologies (Shanghai) Company Limited	Dec 31, 2017	NA	1 RMB = ₹9.82	895	(95)	1,097	297	–	278	(96)	–	(96)	100.00
11	Infosys Tecnologia do Brasil Ltda.	Dec 31, 2017	NA	1 BRL = ₹19.32	146	(26)	204	84	–	270	32	9	23	100.00
12	Infosys Technologies S. de R. L. de C. V.	Dec 31, 2017	NA	1 MXN = ₹3.25	65	81	185	39	–	261	57	17	40	100.00
13	Panaya Ltd.[6]	Dec 31, 2017	NA	1 USD = ₹63.88	256	(651)	235	630	–	235	(144)	14	(158)	100.00
14	Kallidus Inc.	Dec 31, 2017	Jun 2, 2015	1 USD = ₹63.88	15	66	175	94	–	193	(92)	(26)	(66)	100.00
15	Infosys Management Consulting Pty. Limited[2]	Dec 31, 2017	NA	1 AUD = ₹49.95	17	(7)	30	20	–	138	9	(4)	13	100.00
16	Infosys Consulting Ltda.[3]	Dec 31, 2017	NA	1 BRL = ₹19.32	137	(194)	81	138	–	133	(71)	1	(72)	99.99

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	[1] Turnover (includes inter-company transactions)	[1] Profit / (Loss) before taxation	[1] Provision for taxation	[1] Profit / (Loss) after taxation	% of shareholding
17	Lodestone Management Consultants Co., Ltd.[2]	Dec 31, 2017	NA	1 RMB = ₹9.82	43	(153)	42	152	–	117	(68)	(1)	(67)	100.00
18	Infosys Consulting Sp. Z o.o.[2]	Dec 31, 2017	NA	1 PLN = ₹18.29	2	7	40	31	–	108	11	3	8	100.00
19	Panaya Inc.	Dec 31, 2017	Mar 5, 2015	1 USD = ₹63.88	–	402	553	151	–	105	4	2	2	100.00
20	Infosys Technologies (Sweden) AB	Dec 31, 2017	NA	1 SEK = ₹7.78	2	23	42	17	–	100	4	–	4	100.00
21	Portland Group Pty. Limited[4]	Mar 31, 2018	Jan 4, 2012	1 AUD = ₹50.05	18	91	128	19	–	89	3	1	2	99.98
22	Infosys (Czech Republic) Limited s.r.o[4]	Mar 31, 2018	NA	1 CZK = ₹3.16	3	72	96	21	21	78	1	–	1	99.98
23	Infosys Consulting Pte Ltd.[9]	Dec 31, 2017	NA	1 SGD = ₹47.81	52	(52)	22	22	–	68	1	–	1	100.00
24	Infy Consulting B.V.[2]	Dec 31, 2017	NA	1 EUR = ₹76.53	1	29	48	18	–	65	2	(1)	3	100.00
25	Skava Systems Pvt. Ltd.	Mar 31, 2018	Jun 2, 2015	INR	–	38	44	6	5	57	10	(5)	15	100.00
26	Brilliant Basics Limited[7]	Mar 31, 2018	NA	1 GBP = ₹92.28	–	(5)	17	22	–	54	(5)	–	(5)	100.00
27	Panaya GmbH[6]	Dec 31, 2017	NA	1 EUR = ₹76.53	–	(2)	62	64	–	30	1	–	1	100.00
28	Infosys Consulting SAS[2]	Dec 31, 2017	NA	1 EUR = ₹76.53	29	(23)	13	7	–	26	6	(2)	8	100.00
29	Infosys Consulting S.R.L.[2]	Dec 31, 2017	NA	1 ARS = ₹3.34	7	(7)	11	11	–	23	1	2	(1)	100.00
30	Infosys Consulting (Belgium) NV[3]	Dec 31, 2017	NA	1 EUR = ₹76.53	3	(27)	10	34	–	22	1	(1)	2	99.90
31	S.C. Infosys Consulting S.R.L.[2]	Dec 31, 2017	NA	1 RON = ₹16.42	1	7	10	2	–	18	2	–	2	100.00
32	Lodestone Management Consultants Portugal, Unipessoal, Lda[2]	Dec 31, 2017	NA	1 EUR = ₹76.53	11	(8)	10	7	–	11	1	–	1	100.00
33	Lodestone Management Consultants Inc.[2][5]	Dec 31, 2017	NA	1 USD = ₹63.88	1	24	25	–	–	9	2	3	(1)	100.00
34	Panaya Japan Co. Ltd.[5][6]	Dec 31, 2017	NA	1 JPY = ₹0.5677	–	(1)	15	16	–	4	–	–	–	100.00
35	Infosys Consulting s.r.o.[2]	Dec 31, 2017	NA	1 CZK = ₹2.99	–	5	6	1	–	4	–	–	–	100.00
36	Brilliant Basics (MENA) DMCC[7]	Dec 31, 2017	NA	1 AED = ₹17.39	–	–	1	1	–	2	6	–	6	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	(1) Turnover (includes inter-company transactions)	(1) Profit / (Loss) before taxation	(1) Provision for taxation	(1) Profit / (Loss) after taxation	% of shareholding
37	Infosys Technologies (Australia) Pty. Limited[5]	Mar 31, 2018	Jan, 2004	1 AUD = ₹50.05	4	34	38	–	–	–	1	–	1	100.00
38	Infosys Nova Holdings LLC. (Infosys Nova)	Dec 31, 2017	NA	1 USD = ₹63.88	93	(93)	–	–	–	–	(97)	–	(97)	100.00
39	Brilliant Basics Holdings Limited	Mar 31, 2018	Sep 8, 2017	1 GBP = ₹92.28	–	–	14	14	–	–	–	–	–	100.00
40	Infosys Consulting Holding AG	Dec 31, 2017	Oct 22, 2012	1 CHF = ₹65.50	166	46	425	213	–	–	(78)	1	(79)	100.00
41	Lodestone Management Consultants GmbH (Austria)[(2)(8)]	Dec 31, 2017	NA	1 EUR = ₹76.53	1	(1)	–	–	–	–	2	–	2	100.00
42	Infosys BPO Americas LLC[4]	Mar 31, 2018	NA	1 USD = ₹65.18	7	(9)	3	5	–	–	(5)	–	(5)	99.98
43	Infosys Americas Inc.	Mar 31, 2018	NA	1 USD = ₹65.18	1	–	1	–	–	–	–	–	–	100.00

(1) Converted at monthly average exchange rates

(2) Wholly-owned subsidiary of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*

(3) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*

(4) Wholly-owned subsidiary of Infosys BPM Limited

(5) Under liquidation

(6) Wholly-owned subsidiary of Panaya Inc.

(7) Wholly-owned subsidiary of Brilliant Basics Holdings Limited

(8) During fiscal 2018, the holding company of Lodestone Management Consultants GmbH (Austria) changed from Infosys Consulting Holding AG to Infosys Limited

(9) During fiscal 2017, the holding company of Infosys Consulting Pte Ltd. changed from Infosys Consulting Holding AG to Infosys Limited

Notes :

1. Investments exclude investments in subsidiaries.
2. Proposed dividend from any of the subsidiaries is nil.
3. Infosys Canada Public Services, a wholly-owned subsidiary of Infosys Public Services, Inc., has been liquidated effective May 9, 2017.
4. Noah Consulting LLC ('Noah') has been liquidated effective November 9, 2017.
5. Noah Information Management Consulting Inc, a wholly-owned subsidiary of Noah Consulting LLC has been liquidated effective December 20, 2017.
6. Infosys Arabia Limited, a subsidiary of Infosys Limited, has been incorporated effective March 18, 2018 and is yet to commence operations.
7. Infosys Chile SpA, a subsidiary of Infosys Limited has been incorporated on November 20, 2017, and it is yet to commence operations.
8. DWA Nova LLC, an associate, has been liquidated effective November 17, 2017.
9. Reserves and surplus include other comprehensive income and securities premium.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Bengaluru
April 13, 2018

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

As per Section 188 of the Companies Act 2013, whenever a company avails or renders any service directly or through agents amounting to 10% or more of the turnover of the company or ₹ 50 crore, whichever is lower, prior approval of the shareholders is required. However, shareholders' approval for such transactions need not be sought if the transactions are between the holding company and its wholly-owned subsidiaries whose accounts are consolidated with the holding company and placed for shareholders' approval.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2018, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

The details of material contracts or arrangement or transactions at arm's length basis for the year ended March 31, 2018 are as follows :

Name of related party	Nature of relationship	Duration of contract	Salient terms[1]	Amount (in ₹ crore)
Nature of contract				
Investment in equity instruments				
Infosys Technologies (China) Co. Limited	Subsidiary	Not applicable	Not applicable	97
Infosys Technologies (Shanghai) Company Limited	Subsidiary	Not applicable	Not applicable	74
Panaya Inc.	Subsidiary	Not applicable	Not applicable	38
Brilliant Basics Holdings Limited	Subsidiary	Not applicable	Not applicable	29
				238
Purchase of services				
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	729
Infosys BPM Limited *(formerly Infosys BPO Limited)*	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	502
Infosys Management Consulting Pty. Limited	Subsidiary	Jan 1, 2013 – ongoing	Based on transfer pricing guidelines	99
Noah Consulting LLC[2]	Subsidiary	Not Applicable	Based on transfer pricing guidelines	91
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	88
Panaya Ltd.	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	84
Infosys Technologies (Shanghai) Company Limited	Subsidiary	May 1, 2017 – ongoing	Based on transfer pricing guidelines	65
Infosys Technologies (Sweden) AB	Subsidiary	Apr 23, 2009 – ongoing	Based on transfer pricing guidelines	56
Infosys Technologies S. de R. L. de C. V.	Subsidiary	Apr 1, 2011 – ongoing	Based on transfer pricing guidelines	27
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	22
Infosys McCamish Systems LLC	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	3
				1,766
Purchase of shared services including facilities and personnel				
Infosys BPM Limited *(formerly Infosys BPO Limited)*	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	21

Name of related party	Nature of relationship	Duration of contract	Salient terms[1]	Amount (in ₹ crore)
Infosys Technologies S. de R. L. de C. V.	Subsidiary	Apr 1, 2016 – ongoing	Based on transfer pricing guidelines	2
				23
Sale of services				
Infosys Public Services, Inc	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	628
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	407
Infosys McCamish Systems LLC	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	113
Infosys BPM Limited *(formerly Infosys BPO Limited)*	Subsidiary	Apr 1, 2012 – ongoing	Based on transfer pricing guidelines	70
Infy Consulting Company Limited	Subsidiary	Nov 1, 2012 – ongoing	Based on transfer pricing guidelines	40
Infosys Technologies (China) Co. Limited	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	27
Infosys Technologies S. de R. L. de C. V.	Subsidiary	Apr 1, 2013 – ongoing	Based on transfer pricing guidelines	22
Infosys Technologies (Sweden) AB	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	11
Infosys Technologies (Shanghai) Company Limited	Subsidiary	May 1, 2017 – ongoing	Based on transfer pricing guidelines	7
				1,325
Sale of shared services including facilities and personnel				
Infosys BPM Limited *(formerly Infosys BPO Limited)*	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	67
Panaya Ltd.	Subsidiary	Apr 1, 2015 – ongoing	Based on transfer pricing guidelines	48
EdgeVerve Systems Limited	Subsidiary	Jul 1, 2014 – ongoing	Based on transfer pricing guidelines	40
Infy Consulting Company Limited	Subsidiary	Apr 1, 2016 – ongoing	Based on transfer pricing guidelines	3
Infosys Public Services, Inc.	Subsidiary	Apr 1, 2014 – ongoing	Based on transfer pricing guidelines	2
				160

[1] Appropriate approvals have been taken for related party transactions. Advances paid have been adjusted against billings, wherever applicable.

[2] Noah Consulting LLC has been liquidated effective November 9, 2017. For details, refer to Note 2.3.1 of the standalone financial statements.

for and on behalf of the Board of Directors

Bengaluru
April 13, 2018

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation digital services. We enable clients in more than 45 countries to outperform their competition and stay ahead of the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of our CEO, COO and other KMP to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to KMP including CEO and COO in the tables, 3(a) and 3(b), are in compliance with Chapter XIII, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

Information as per Rule 5(1) of Chapter XIII, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration to whole-time directors (WTD)

Name of the director	Director Identification Number (DIN)	Title	Remuneration in fiscal 2018 (in ₹ crore)#	Remuneration in fiscal 2017 (in ₹ crore)#	% increase of remuneration in fiscal 2018 as compared to fiscal 2017#	Ratio of remuneration to MRE excluding WTDs#	Ratio of remuneration to MRE including WTDs#
Salil Parekh(1)(2)	01876159	CEO & MD	3.98	NA	NA	273	273
U.B. Pravin Rao(3)	06782450	COO & WTD	8.22	(4)7.80	5	138	137
Dr. Vishal Sikka(5)(8)	06897177	CEO & MD	(6)12.92	(7)16.01	NA	NA	NA

Notes : The details in the above table are on accrual basis.

For the purpose of comparison, remuneration for both fiscal 2018 and fiscal 2017 are given for the full year, except where specifically stated otherwise. Accordingly, the percentage increase and ratio of remuneration are computed on an annualized basis wherever applicable.

\# Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2018 is mentioned in the notes below.

(1) Appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders vide a postal ballot concluded on February 20, 2018.

(2) Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh is eligible to receive the following under the 2015 Plan,

a) an annual grant of RSUs of fair value ₹3.25 crore, which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date

b) a one-time grant of RSUs of fair value ₹9.75 crore, which will vest over time in two equal annual installments upon completion of each year of service from the grant date and

c) an annual grant of performance-based RSUs of fair value ₹13 crore, which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 28,256 RSUs and a one-time, time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

(3) Appointed as Interim Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently, on January 2, 2018, re-designated as Chief Operating Officer and Whole-time Director. The salary remains unchanged on the appointment and redesignation.

(4) On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U.B. Pravin Rao, COO and Whole-time Director, effective November 1, 2016. Based on fiscal 2016 performance, the nomination and remuneration committee, at its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs, amounting to ₹4 crore to U.B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs were granted effective May 2, 2017.

(5) Resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

(6) Includes US$0.25 million (approximately ₹1.60 crore) and US$0.21 million (approximately ₹1.34 crore) as part of 90 days base pay in lieu of notice and variable pay, respectively, for fiscal 2018 on account of resignation. Additionally, remuneration for fiscal 2018 includes ₹6.78 crore on account of exercise of 70,772 RSUs during fiscal 2018.

(7) Includes US$0.82 million (approximately ₹5.33 crore) as variable pay for fiscal 2017 as approved by the nomination and remuneration committee on April 13, 2017. Additionally, includes ₹3.69 crore on account of exercise of 34,062 RSUs during fiscal 2017.

[8] For fiscal 2017, 1,20,700 time-based RSUs amounting to US$2 million (approximately ₹13.42 crore) were granted on August 1, 2016. Additionally, based on fiscal 2017 performance evaluation, the Board, on the recommendations of the nomination and remuneration committee, approved on April 13, 2017, performance-based equity and stock options for fiscal 2017 comprising 1,32,483 RSUs amounting to US$1.9 million (approximately ₹12.91 crore) and 3,30,525 ESOPs amounting to US$0.96 million (approximately ₹6.46 crore). These RSUs and ESOPs were granted effective May 2, 2017. Further, the Board, based on the recommendations of the nomination and remuneration committee, approved on April 13, 2017 the annual time-based vesting grant for fiscal 2018 comprising 1,37,741 RSUs amounting to US$2 million (approximately ₹12.97 crore). These RSUs were granted effective May 2, 2017. Except for 70,772 RSUs which were exercised in fiscal 2018, all the other unvested outstanding RSUs and ESOPs were forfeited as on the date of separation.

3(b) Remuneration of other key managerial personnel (KMP)

Name of the KMP	Title	Remuneration in fiscal 2018 (in ₹ crore)#	Remuneration in fiscal 2017 (in ₹ crore)#	% increase of remuneration in fiscal 2018 as compared to fiscal 2017#	Ratio of remuneration to MRE excluding WTDs#*	Ratio of remuneration to MRE including WTDs#*	No. of RSUs granted in fiscal 2018 [1]	No of ESOPs granted in fiscal 2018[1]
David D. Kennedy	General Counsel and Chief Compliance Officer	–	[7] 7.75	NA	NA	NA	–	–
Gopi Krishnan Radhakrishnan[6]	Acting General Counsel	0.16	1.16	NA	NA	NA	–	–
Inderpreet Sawhney [4][5]	Group General Counsel and Chief Compliance Officer	4.84	–	NA	108	108	[4] 58,150	[4] 44,450
Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute	4.20	3.73	13	70	70	12,400	–
A.G.S. Manikantha	Company Secretary	0.60	0.44	36	10	10	2,000	–
Mohit Joshi	President	10.31	6.79	52	172	172	66,850	–
Ravi Kumar S.	President and Deputy Chief Operating Officer	9.54	7.03	36	160	160	66,850	–
Rajesh K. Murthy[3]	President	9.58	7.56	NA	NA	NA	–	–
M.D. Ranganath	Chief Financial Officer	7.98	4.75	68	133	133	66,850	–
Sandeep Dadlani[2]	President	1.34	7.13	NA	NA	NA	–	–

Notes : The details in the above table are on accrual basis.

For the purpose of comparison, remuneration for both fiscal 2018 and fiscal 2017 are given for the full year, except where specifically stated otherwise. Accordingly, the percentage increase and ratio of remuneration are computed on an annualized basis wherever applicable

\# Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2018 is included in the table above.

[1] All the grants (except for the grants made to Inderpreet Sawhney) have been made with an effective date of February 27, 2018 and these RSUs and stock options would vest generally over a period of four years.

[2] Resigned effective July 14, 2017; hence, remuneration for fiscal 2018 is from April 1, 2017 to July 14, 2017.

[3] Resigned effective January 31, 2018; hence, remuneration for fiscal 2018 is from April 1, 2017 to January 31, 2018.

[4] Appointed as Group General Counsel and Chief Compliance Officer effective July 3, 2017 and was named as key managerial personnel under Ind AS 24, *Related Party Disclosures* effective July 14, 2017. The nomination and remuneration committee, at its meeting on July 13, 2017, recommended a grant of 19,450 RSUs and 44,450 ESOPs effective August 1, 2017 under the 2015 Plan. These RSUs and ESOPs will vest over a period of four years from the date of grant. Additionally, the nomination and remuneration committee further recommended a one-time grant of 38,700 RSUs effective August 1, 2017. These RSUs will vest over a period of two years from the date of grant in the ratio 60:40.

[5] Includes a one-time joining bonus of US$25,000 (approximately ₹0.16 crore)

[6] Appointed as Acting General Counsel effective January 1, 2017. He resigned effective June 24, 2017; hence, remuneration for fiscal 2018 is from April 1, 2017 to June 24, 2017.

[7] Includes ₹6 crore payable under severance agreement to David D. Kennedy, who ceased to be the General Counsel and Chief Compliance Officer of the Company effective December 31, 2016.

The Median Remuneration of Employees (MRE) excluding whole-time directors (WTDs) was ₹5,97,810 and ₹5,65,585 in fiscal 2018 and fiscal 2017, respectively. The increase in MRE (excluding WTDs) in fiscal 2018, as compared to fiscal 2017, is 6%.

The MRE including WTDs was ₹5,97,854 and ₹5,65,586 in fiscal 2018 and fiscal 2017, respectively. The increase in MRE (including WTDs) in fiscal 2018, as compared to fiscal 2017, is 6%.

3(c) Remuneration to non-executive / independent directors

Name of the director	Director Identification Number (DIN)	Remuneration in fiscal 2018 (in ₹ crore)	Remuneration in fiscal 2017 (in ₹ crore)	% increase of remuneration in fiscal 2018 over fiscal 2017 [5]
Nandan M. Nilekani[1]	00041245	–	–	NA
Ravi Venkatesan	00621398	1.43	1.04	38
Kiran Mazumdar-Shaw	00347229	1.00	0.89	12
Roopa Kudva	00001766	0.97	1.00	(3)
Dr. Punita Kumar-Sinha	05229262	1.33	1.22	9
D.N. Prahlad[2]	00504146	0.95	0.36	22
D. Sundaram[3]	00016304	0.70	–	NA
R. Seshasayee[4]	00047985	0.84	1.95	NA
Prof. Jeffrey S. Lehman[4]	00092981	0.89	1.37	NA
Prof. John W. Etchemendy[4]	07029756	0.60	1.10	NA

Notes : The details in the above table are on accrual basis.

[1] Appointed as Chairman effective August 24, 2017. He voluntarily chose not to receive any remuneration for his services rendered to the Company.

[2] For the period October 14, 2016 to March 31, 2017, for fiscal 2017

[3] Appointed effective July 14, 2017

[4] Resigned effective August 24, 2017

[5] Based on annualized commission

3(d) Information as per Rule 5(2) of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Experience (in years)	Remuneration in fiscal 2018 (in ₹)#	No. of RSUs granted in fiscal 2018	No. of ESOPs granted in fiscal 2018	Previous employment and designation
Dr. Vishal Sikka[1]	CEO & MD	B.S., Ph.D. on CS	22	12,92,05,500	[1] 2,70,224	[1] 3,30,525	SAP SE, Member of the Executive Board of SAP SE
Mohit Joshi	President	BA, MBA	21	10,30,71,671	66,850	–	ABN AMRO Bank, Manager
Rajesh K. Murthy[2]	President	BE	26	9,58,03,800	–	–	Viswakarma Institute of Technology, Teaching
Ravi Kumar S.	President and Deputy Chief Operating Officer	BE, PGD	24	9,54,27,589	66,850	–	Sapient Corporation, Director
U.B. Pravin Rao	COO & WTD	BE	33	8,22,28,872	27,250	43,000	IISC, Trainee
M.D. Ranganath	Chief Financial Officer	BE, PGDM, M.Tech	29	7,97,80,202	66,850	–	Surya Software Systems Private Limited, Director
Scott Sorokin	Head, Global Services – Digital Experience	B.Sc	32	6,45,65,459	17,900	–	Razorfish Global, Chief Strategy Officer
Sangita Singh	Industry Head – Healthcare & Life Sciences	BE	26	5,58,62,057	16,950	–	Wipro, Chief Executive Healthcare Life Sciences
Eric Laffargue	Country Head – France and Mauritius	MBM, PGD	29	5,13,25,920	–	–	Accenture, Executive Partner
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	BA LLB, LLM	27	4,83,93,451	58,150	44,450	Wipro, Senior Vice President and General Counsel

Notes : The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

For employees based overseas, the average exchange rates have been used for conversion to INR.

\# Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2018 is included in the table above.

(1) Resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017, and all the unvested outstanding RSUs and ESOPs were forfeited as on the date of separation.

(2) Since resigned and all the unvested outstanding RSUs and ESOPs were forfeited as on the date of separation.

3(e)(i) Employees drawing a remuneration of ₹1.02 crore or above per annum and posted in India

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)#	Previous employment and designation
Balakrishna D.R.	SVP & Service Offering Head, ADM	BE	46	24	Feb 7, 1994	1,25,52,089	HCL-HP, Customer Engineer – Trainee
Binod Rangadore Hampapur	EVP & Global Head – Talent & Technology Operations	BE	55	32	Jul 1, 2013	3,95,83,255	Infosys Limited, SVP – Corporate Relations
Charles Henry Hawkes	SVP & Head – Facilities	B.Sc, PGCBM	58	33	Nov 15, 1996	1,29,93,747	Trans Oceanic Travel, Manager
Deepak Bhalla	SVP & Global Head - Business Finance and Operations Planning	B.Com, ACA	44	22	Jul 19, 2016	1,27,29,825	Infosys BPO, Chief Financial Officer
Deepak Padaki	EVP & Group Head – Corporate Strategy and Chief Risk Officer	BE	47	26	Aug 10, 1992	1,81,31,768	–
Dheeshjith V.G.(1)	SVP & Chief Information Officer	B.Sc, ME	54	31	Sept 14, 1987	2,07,26,214	–
Dinesh R.	SVP & Head Global Services, EAS	BE	49	28	Oct 1, 1990	2,37,44,365	–
Gopikrishnan Konnanath	SVP & Service Offering Head, EAS	BE	47	24	Nov 7, 1994	1,11,76,460	BPL Systems & Projects Limited, Trainee Engineer
Indranil Mukherjee	SVP & Service Offering Head, EAS	AMIETE	47	24	Dec 4, 1995	1,04,75,406	Chipsoft Technologies, Customer Support Engineer
Jayesh Sanghrajka	EVP & Deputy Chief Financial Officer	B.Com, CA, ICWA	44	20	Dec 24, 2012	1,85,81,873	Mu Sigma, VP – Finance
Koushik R.N.	EVP & Group Head – Procurement & Global Immigration	B.Sc	49	28	May 2, 1991	1,48,25,572	Frazer Techno Circuits Limited, Marketing Executive
Muthuvel Gajapathi	VP & Delivery Head, DNA	B.Sc, MCA	49	27	Aug 27, 1992	1,11,30,495	PSI Bull Limited, Systems Executive
Nabarun Roy	SVP & Group Head – Quality	B.Tech	46	24	Aug 29, 1994	1,11,83,393	–
Narsimha Rao Mannepalli	EVP & Head Global Services, IVSU, CIS	BE, PGDBM	50	28	Jan 29, 2001	1,98,53,706	Ramco Systems, Project Director – e-Commerce Solutions
Raghupathi N. Cavale	SVP & Strategic Business Practice Head, INDIA	BE, MS	56	33	Dec 13, 1999	1,15,82,861	PricewaterhouseCoopers Limited, Principal Consultant
Rajeev Ranjan	SVP & Service Offering Head, ADM	B.Tech, MBA	45	22	Aug 16, 1999	1,10,18,133	Nexgen Information Solutions, Associate Consultant
Ramadas Kamath U.	EVP & Head – Administration, Facilities, Infrastructure & Security and Sustainability	BBM, FCA	57	33	Jul 1, 1994	3,57,63,249	Manipal Printers and Publishers Limited, Accountant
Renganathan V.R.	VP & Delivery Head, INDIA	BE	48	28	Jun 18, 1990	1,08,40,646	–

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Gross remuneration paid (₹)#	Previous employment and designation
Richard Lobo	EVP & Head HR – Infosys Limited	BE, PGD	46	23	Dec 11, 2000	1,45,89,190	Godrej & Boyce MFG Company, Assistant Manager
Satish H.C.	EVP & Head Global Services, DNA	BE	46	24	May 2, 1994	1,79,60,658	–
Shaji Mathew	SVP & Service Offering Head, HILIFE	B.Tech	47	26	Jun 22, 1992	1,72,45,605	Mukand Limited
Shamita Chatterjee	SVP & Group Head – Compensation & Benefits	BA (H), MBA	48	24	Dec 1, 2011	1,24,69,220	Mercer Consulting Limited, Market Business Leader – South Asia
Srikantan Moorthy	EVP & Head Global Services, ADM	BE	55	33	Dec 7, 2000	2,83,65,126	Inventa Corporation, General Manager
Sudip Singh	SVP & Head Global Services, ENG, Industry Head – Services, Utilities, Resources and Energy	B.Tech, PGD	45	22	Aug 23, 2011	1,86,09,771	IBPO, Group Engagement Manager
Sunil Kumar Dhareshwar	SVP & Global Head – Taxation and Corporate Accounting	BCom, CA	42	22	Sep 10, 2013	1,46,12,769	21st Century Fox (ASIA) Limited, Head Of Tax – Asia
Suryaprakash Viswanath Kareenahalli	SVP & Service Offering Head, ADM	BE, PGD	52	29	Oct 15, 2007	1,03,74,414	WIPRO, Subvertical Business Management
Thothathri Visvanathan	VP & Delivery Head, ADM	BE, PGCCA	55	32	Jul 6, 2000	1,29,82,729	CSAI, Senior Consultant
Vibhuti Kumar Dubey	SVP & Service Offering Head, EAS	BE, PGD	53	29	Apr 1, 2002	1,03,23,378	HCL, Business Development Manager
Vishal Salvi	SVP & Chief Information Security Officer	BE, MBA	46	25	Aug 9, 2016	1,60,50,170	PWC, Partner Cybersecurity

Notes: The above table is based on payouts made during the year.

The above table does not include the details of remuneration drawn by the top 10 employees as their details are provided elsewhere in this report.

Employees mentioned above are neither relatives of any directors or managers of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

Remuneration includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961

Accordingly, the value of stock incentives granted during the period is not included.

(1) Resigned on April 2, 2018

3(e)(ii) Employed for part of the year with an average salary above ₹8.5 lakh per month posted in India

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Date of leaving	Gross remuneration paid (₹)#	Previous employment and designation
Jitendra Sangharajka D.	VP & Senior Delivery Manager, InfosysIT	BE, DFM	50	28	Sept 1, 1999	Apr 21, 2017	16,80,939	L&T Limited, Executive
Sai Kumar Shamanna	VP & Head Human Resource Development – Units	BE, MBA	48	25	Aug 21, 2000	Apr 4, 2017	11,09,619	DENSO Haryana Private Limited., Manager-Planning and Procurement
Saju Sankaran Kutty	VP & Delivery Head, CIS	B.Tech	44	20	Jul 28, 2003	Apr 28, 2017	12,14,450	Digital Global Soft, Senior Systems Engineer
Siva Kumar Srinivasa Venkata Nandiwada	VP & Delivery Head, ADM	BSC, PGD, MSC	45	19	Jan 2, 2001	Apr 27, 2017	13,66,847	I.T.Solutions, Project Leader
Yogesh Goel	VP & Group Head – Ethics and Compliance, Legal	BCOM (H), ACS	45	20	Jan 4, 2018	NA	30,33,846	SAP India Pvt Limited, Director LCIO

Notes : The above table is based on payouts made during the year.

Remuneration includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included.

Legend

Designations at Infosys	
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President

Units at Infosys	
ADM	Application Development and Maintenance
CIS	Cloud and Infrastructure Services
DNA	Data and Analytics
EAS	Enterprise Application Package Services
ENG	Engineering Services
HILIFE	Healthcare, Insurance and Life Sciences
INDIA	India Unit
InfosysIT	Infosys IT - Information Systems and Computers and Communication Division
IVSU	Independent Validation Solutions

Annexure 4 – Independent Auditors' certificate on corporate governance

To

The Members of Infosys Limited

1. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ('the Company'), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on 31 March 2018, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations').

Managements' Responsibility

2. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in the SEBI Listing Regulations.

Auditor's Responsibility

3. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
4. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
5. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

7. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI Listing Regulations during the year ended March 31, 2018.
8. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
Firm's registration number : 117366W/W-100018

Sd/-

P. R. Ramesh
Partner
Membership number : 70928

Bengaluru
May 11, 2018

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2018

[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Infosys Limited,
Electronics City, Hosur Road
Bengaluru 560100
Karnataka, India

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by INFOSYS LIMITED (hereinafter called 'the Company'). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2018 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter :

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2018 and made available to me, according to the provisions of :

i. The Companies Act, 2013 (the Act) and the rules made thereunder;
ii. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;
iii. The Depositories Act, 1996 and the Regulations and bye-laws framed thereunder;
iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;
v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act') :
    a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
    b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;
    c) The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;
    d) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;
    e) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015
    f) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.
vi. Other laws applicable specifically to the Company namely :
    a) The Information Technology Act, 2000 and the rules made thereunder;
    b) The Special Economic Zones Act, 2005 and the rules made thereunder;
    c) Software Technology Parks of India rules and regulations, 2004;
    d) The Indian Copyright Act, 1957;
    e) The Patents Act, 1970;
    f) The Trade Marks Act, 1999

I have also examined compliance with the applicable clauses of the Secretarial Standards issued by The Institute of Company Secretaries of India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, Rules, Regulations, Guidelines and Standards mentioned above.

I further report that, during the year under review, the Company has made settlement application to the Securities Exchange Board Of India (SEBI) pursuant to Regulation 3 read with Schedule II (1)(12) of the SEBI (Settlement of Administrative and Civil Proceedings) Regulations 2014, in response to the Notice of Settlement for Approved Enforcement Action issued by the SEBI, vide its letter No. EFD/DRA/-111/MC/AA 28543/1/2017 dated November 17, 2017 in respect of certain alleged non compliances/violations by the Company of provisions of Securities Laws (namely, SEBI Act 1992, Securities Contract (Regulation) Act 1956, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Listing Agreement)

pertaining to matters relating to the severance agreement entered into with the former Chief Financial Officer, Mr. Rajiv Bansal, during 2015 and the application is pending disposal by the SEBI.

I further report that, there were no events / actions in pursuance of :

a) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
b) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008; and
c) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, and requiring compliance thereof by the Company during the audit period.

I further report that, the compliance by the Company of applicable financial laws such as direct and indirect tax laws and maintenance of financial records and books of accounts has not been reviewed in this Audit since the same have been subject to review by statutory financial audit and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, based on the information provided and the representation made by the Company and also on the review of the compliance reports of Company Secretary / Chief Executive Officer taken on record by the Board of Directors of the Company, in my opinion there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period :

The Company has bought back and extinguished 11,30,43,478 equity shares of ₹5 each at a price of ₹1,150 per equity share aggregating to ₹13,000 crore (approx) and the buyback was completed on December 22, 2017;

and there were no other specific events / actions in pursuance of the above referred laws, rules, regulations, guidelines, etc. having a major bearing on the Company's affairs.

P. G. Hegde
Hegde & Hegde
Company Secretaries
FCS :1325 / C.P.No : 640

Bengaluru
April 13, 2018

Annexure 6 – Extract of annual return

Form No. MGT-9

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

I. Registration and other details

Corporate Identity Number (CIN) of the company	L 8 5 1 1 0 K A 1 9 8 1 P L C 0 1 3 1 1 5
Registration date	July 02, 1981
Name of the company	Infosys Limited
Category / sub-category of the company	Company limited by shares Public non-government company
Address of the registered office and contact details	Electronics City, Hosur Road, Bengaluru 560 100, Karnataka, India Tel : 91 80 2852 0261 Fax : 91 80 2852 0362 Email : investors@infosys.com website : www.infosys.com
Listed company (Yes / No)	Yes
Name, address and contact details of Registrar and transfer agent	Karvy Computershare Private Limited Unit : Infosys Limited, Karvy Selenium Tower B Plot 31-32, Gachibowli, Financial District Nanakramguda, Hyderabad – 500 032 Contact person Shobha Anand *Deputy General Manager* Tel : 91 40 6716 1559 Email : shobha.anand@karvy.com

II. Principal business activities of the Company

Name and description of main products / services	NIC code of the product / service	% to total turnover of the Company
Computer programming, consultancy and related activities	620	100

III. Particulars of holding, subsidiary and associate companies

Name of the parties	Country	CIN / GLN	Holding / Subsidiary / Associate	% holding as at March 31, 2018
Brilliant Basics (MENA) DMCC	Dubai		Subsidiary	100
Brilliant Basics Holdings Limited	UK		Subsidiary	100
Brilliant Basics Limited	UK		Subsidiary	100
EdgeVerve Systems Limited	India	U72200KA2014PLC073660	Subsidiary	100
Infosys (Czech Republic) Limited s.r.o	Czech Republic		Subsidiary	99.98
Infosys Americas Inc.	US		Subsidiary	100
Infosys Arabia limited	Saudi Arabia		Subsidiary	70
Infosys BPM Limited *(formerly Infosys BPO Limited)*	India	U72200KA2002PLC030310	Subsidiary	99.98
Infosys BPO Americas LLC	US		Subsidiary	99.98
Infosys Chile SpA	Chile		Subsidiary	100
Infosys Consulting (Belgium) NV	Belgium		Subsidiary	99.90
Infosys Consulting AG	Switzerland		Subsidiary	100
Infosys Consulting GmbH	Germany		Subsidiary	100
Infosys Consulting Holding AG	Switzerland		Subsidiary	100
Infosys Consulting Ltda.	Brazil		Subsidiary	99.99
Infosys Consulting Pte Ltd	Singapore		Subsidiary	100
Infosys Consulting S.R.L.	Argentina		Subsidiary	100
Infosys Consulting s.r.o.	Czech Republic		Subsidiary	100
Infosys Consulting SAS	France		Subsidiary	100
Infosys Consulting Sp. z o.o.	Poland		Subsidiary	100
Infosys Management Consulting Pty. Limited	Australia		Subsidiary	100
Infosys McCamish Systems LLC	US		Subsidiary	99.98
Infosys Middle East FZ LLC	Dubai		Subsidiary	100
Infosys Nova Holdings LLC	US		Subsidiary	100
Infosys Poland Sp. z.o.o.	Poland		Subsidiary	99.98
Infosys Public Services, Inc.	US		Subsidiary	100
Infosys Technologies (Australia) Pty. Limited	Australia		Subsidiary	100
Infosys Technologies (China) Co. Limited	China		Subsidiary	100
Infosys Technologies (Shanghai) Company Limited	China		Subsidiary	100
Infosys Technologies (Sweden) AB	Sweden		Subsidiary	100
Infosys Technologies S. de R. L. de C.V.	Mexico		Subsidiary	100
Infosys Tecnologia do Brasil Ltda.	Brazil		Subsidiary	100
Infy Consulting B.V.	The Netherlands		Subsidiary	100
Infy Consulting Company Limited	UK		Subsidiary	100
Kallidus Inc.	US		Subsidiary	100
Lodestone Management Consultants Co., Ltd.	China		Subsidiary	100
Lodestone Management Consultants GmbH	Austria		Subsidiary	100
Lodestone Management Consultants Inc.	US		Subsidiary	100
Lodestone Management Consultants Portugal, Unipessoal, Lda	Portugal		Subsidiary	100
Panaya GmbH	Germany		Subsidiary	100
Panaya Inc.	US		Subsidiary	100
Panaya Japan Co. Ltd.	Japan		Subsidiary	100
Panaya Ltd.	Israel		Subsidiary	100
Portland Group Pty. Limited	Australia		Subsidiary	99.98
S.C. Infosys Consulting S.R.L.	Romania		Subsidiary	100
Skava Systems Pvt. Ltd.	India	U72200TZ2003PTC010618	Subsidiary	100

Notes: 1. All the above parties are as per Section 2(87).

2. Infosys Canada Public Services, a wholly-owned subsidiary of Infosys Public Services, Inc., has been liquidated effective May 9, 2017.
3. Noah Consulting LLC ('Noah') has been liquidated effective November 9, 2017.
4. Noah Information Management Consulting Inc, a wholly-owned subsidiary of Noah Consulting LLC has been liquidated effective December 20, 2017.
5. Infosys Arabia Limited, a subsidiary of Infosys Limited, has been incorporated effective March 18, 2018 and is yet to commence operations.
6. Infosys Chile SpA, a subsidiary of Infosys Limited has been incorporated on November 20, 2017, and it is yet to commence operations.
7. DWA Nova LLC, an associate, has been liquidated effective November 17, 2017.

IV. Shareholding pattern (Equity share capital break-up as a percentage of total equity)

(i) Category-wise shareholding

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and promoter group									
(1)	Indian	–	–	–	–	–	–	–	–	–
	(a) Individual / HUF	29,28,06,199	–	29,28,06,199	12.75	28,17,02,889	–	28,17,02,889	12.90	0.15
	(b) Central government	–	–	–	–	–	–	–	–	–
	(c) State government(s)	–	–	–	–	–	–	–	–	–
	(d) Bodies corporate	–	–	–	–	–	–	–	–	–
	(e) Banks / Financial institutions	–	–	–	–	–	–	–	–	–
	(f) Any other	–	–	–	–	–	–	–	–	–
	Subtotal A(1)	29,28,06,199	–	29,28,06,199	12.75	28,17,02,889	–	28,17,02,889	12.90	0.15
(2)	Foreign									
	Subtotal A(2)	–	–	–	–	–	–	–	–	–
Total shareholding of promoters A=A(1)+A(2)		29,28,06,199	–	29,28,06,199	12.75	28,17,02,889	–	28,17,02,889	12.90	0.15
(B)	Public shareholding									
(1)	Institutions									
	(a) Mutual funds	19,12,67,683	–	19,12,67,683	8.33	23,14,84,277	–	23,14,84,277	10.60	2.27
	(b) Banks / Financial institutions	39,81,083	–	39,81,083	0.17	20,81,097	–	20,81,097	0.10	(0.07)
	(c) Central government	–	–	–	–	–	–	–	–	–
	(d) State government(s)	–	–	–	–	–	–	–	–	–
	(e) Venture capital funds	–	–	–	–	–	–	–	–	–
	(f) Insurance companies	27,10,45,069	–	27,10,45,069	11.80	23,38,29,498	–	23,38,29,498	10.71	(1.09)
	(g) Foreign institutional investors / Foreign portfolio investors	87,99,00,889	12,800	87,99,13,689	38.31	76,97,47,301	12,800	76,97,60,101	35.24	(3.07)
	(h) Foreign venture capital funds	–	–	–	–	–	–	–	–	–
	(i) Any other									
	(i) Alternative Investment Fund	2,58,871	–	2,58,871	0.01	31,79,915	–	31,79,915	0.15	0.14
	Subtotal B(1)	134,64,53,595	12,800	134,64,66,395	58.62	124,03,22,088	12,800	124,03,34,888	56.80	(1.82)
(2)	Non-institutions									
	(a) Bodies corporate / overseas corporate bodies	1,42,12,304	51,200	1,42,63,504	0.62	4,27,41,828	48,000	4,27,89,828	1.96	1.34
	(b) Individuals									
	(i) Individuals holding nominal share capital up to ₹1 lakh	11,75,33,027	6,99,182	11,82,32,209	5.15	11,08,30,333	7,06,992	11,15,37,325	5.11	(0.04)
	(ii) Individuals holding nominal share capital in excess of ₹1 lakh	10,56,41,694	35,11,696	10,91,53,390	4.75	8,99,42,449	31,82,345	9,31,24,794	4.26	(0.49)
	(c) Any other									
	(i) Foreign bodies – DR	1,15,185	–	1,15,185	–	1,03,381	–	1,03,381	–	–
	(ii) Non-banking financial companies	61,761	–	61,761	–	49,566	–	49,566	–	–
	(iii) NRI	1,17,04,654	6,410	1,17,11,064	0.51	1,21,36,631	6,410	1,21,43,041	0.56	0.05
	(iv) Trusts[1]	2,08,17,020	–	2,08,17,020	0.91	2,23,17,452	–	2,23,17,452	1.02	0.11
	(v) IEPF					1,05,234		1,05,234	–	–
	Subtotal B(2)	27,00,85,645	42,68,488	27,43,54,133	11.94	27,82,26,874	39,43,747	28,21,70,621	12.91	0.97

Category code	Category of shareholder	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
		Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares	
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
Total public shareholding total B=B(1)+B(2)		161,65,39,240	42,81,288	162,08,20,528	70.56	151,85,48,962	39,56,547	152,25,05,509	69.71	(0.85)
Total (A+B)		190,93,45,439	42,81,288	191,36,26,727	83.31	180,02,51,851	39,56,547	180,42,08,398	82.61	(0.70)
(C)	Shares held by custodians for ADRs	38,33,17,937	–	38,33,17,937	16.69	37,99,05,859	–	37,99,05,859	17.39	0.70
Grand total (A+B+C)		229,26,63,376	42,81,288	229,69,44,664	100.00	218,01,57,710	39,56,547	218,41,14,257	100.00	–

(1) Includes 1,11,89,514 shares as of March 31, 2017 and 1,07,01,956 shares as of March 31, 2018, held by Infosys Employee Benefit Trust as per SEBI (Share-based Employee Benefits) Regulations, 2014 and 1,00,000 shares each as of March 31, 2017 and March 31, 2018, held by Infosys Limited Employees' Welfare Trust for welfare activities of employees. This is a non-promoter, non-public shareholding.

(ii)(a) Shareholding of promoters

Shareholder's name	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in shareholding during the year
	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	
Sudha Gopalakrishnan	4,91,78,500	2.14	–	4,76,78,500	2.18	–	0.04
Rohan Murty	3,17,99,128	1.38	–	3,04,06,446	1.39	–	0.01
S. Gopalakrishnan	2,16,26,904	0.94	–	2,09,26,904	0.96	–	0.02
Nandan M. Nilekani	2,13,83,480	0.93	–	2,03,91,581	0.93	–	–
Akshata Murty	2,04,25,648	0.89	–	1,94,78,548	0.89	–	–
Asha Dinesh	2,01,89,928	0.88	–	1,92,89,652	0.88	–	–
Sudha N. Murty	1,80,58,640	0.79	–	1,72,75,313	0.79	–	–
Rohini Nilekani	1,80,04,696	0.78	–	1,71,67,546	0.79	–	0.01
Dinesh Krishnaswamy	1,69,86,148	0.74	–	1,62,39,795	0.74	–	–
Shreyas Shibulal	1,46,79,855	0.64	–	1,40,24,675	0.64	–	–
Shruti Shibulal	1,36,87,696	0.60	–	13,68,769	0.06	–	(0.54)
S.D. Shibulal	88,28,844	0.38	–	8,82,884	0.04	–	(0.34)
N.R. Narayana Murthy	87,18,688	0.38	–	83,22,819	0.38	–	–
Nihar Nilekani	66,63,240	0.29	–	63,38,876	0.29	–	–
Janhavi Nilekani	66,63,164	0.29	–	63,32,581	0.29	–	–
Kumari Shibulal	54,94,176	0.24	–	52,48,965	0.24	–	–
Divya Dinesh	40,00,000	0.17	–	38,23,342	0.18	–	0.01
Deeksha Dinesh	40,00,000	0.17	–	38,23,342	0.18	–	0.01
Meghana Gopalakrishnan	24,17,464	0.11	–	24,17,464	0.11	–	–

(ii)(b) Shareholding of Promoter group

Shareholder's name(1)	Shareholding at the beginning of the year			Shareholding at the end of the year			% change in shareholding during the year
	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	No. of shares	% of total shares of the Company	% of shares pledged / encumbered to total shares	
Gaurav Manchanda	–	–	–	85,73,973	0.39	–	0.39
Milan Shibulal Manchanda	–	–	–	77,17,934	0.35	–	0.35
Bhairavi Madhusudhan	–	–	–	39,72,980	0.18	–	0.18

(1) During the year, shares were transferred by S.D. Shibulal and Shruti Shibulal to their immediate family members, Gaurav Manchanda, Milan Shibulal Manchanda and Bhairavi Madhusudhan, who were classified as promoter group.

(iii) Change in promoters' shareholding

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company(1)	No. of shares	% of total shares of the Company(2)
Sudha Gopalakrishnan				
At the beginning of the year	4,91,78,500	2.14		
(-) Buyback	(15,00,000)		4,76,78,500	2.18
At the end of the year			4,76,78,500	2.18
Rohan Murty				
At the beginning of the year	3,17,99,128	1.38		
(-) Buyback	(13,92,682)		3,04,06,446	1.39
At the end of the year			3,04,06,446	1.39
S. Gopalakrishnan				
At the beginning of the year	2,16,26,904	0.94		
(-) Buyback	(7,00,000)		2,09,26,904	0.96
At the end of the year			2,09,26,904	0.96
Nandan M. Nilekani				
At the beginning of the year	2,13,83,480	0.93		
(-) Buyback	(9,91,899)		2,03,91,581	0.93
At the end of the year			2,03,91,581	0.93
Akshata Murty				
At the beginning of the year	2,04,25,648	0.89		
(-) Buyback	(9,47,100)		1,94,78,548	0.89
At the end of the year			1,94,78,548	0.89
Asha Dinesh				
At the beginning of the year	2,01,89,928	0.88		
(-) Buyback	(9,00,276)		1,92,89,652	0.88
At the end of the year			1,92,89,652	0.88
Sudha N. Murty				
At the beginning of the year	1,80,58,640	0.79		
(-) Buyback	(7,83,327)		1,72,75,313	0.79
At the end of the year			1,72,75,313	0.79
Rohini Nilekani				
At the beginning of the year	1,80,04,696	0.78		
(-) Buyback	(8,37,150)		1,71,67,546	0.79
At the end of the year			1,71,67,546	0.79
Dinesh Krishnaswamy				
At the beginning of the year	1,69,86,148	0.74		
(-) Buyback	(7,46,353)		1,62,39,795	0.74
At the end of the year			1,62,39,795	0.74
Shreyas Shibulal				
At the beginning of the year	1,46,79,855	0.64		
(-) Buyback	(6,55,180)		1,40,24,675	0.64
At the end of the year			1,40,24,675	0.64
Shruti Shibulal				
At the beginning of the year	1,36,87,696	0.60		
(-) Internal promoter group transfer	(1,23,18,927)		13,68,769	0.06
(-) Buyback	0		13,68,769	0.06
At the end of the year			13,68,769	0.06
S.D. Shibulal				
At the beginning of the year	88,28,844	0.38		
(-) Internal promoter group transfer	(79,45,960)		8,82,884	0.04
(-) Buyback	0		8,82,884	0.04
At the end of the year			8,82,884	0.04
N.R. Narayana Murthy				
At the beginning of the year	87,18,688	0.38		
(-) Buyback	(3,95,869)		83,22,819	0.38
At the end of the year			83,22,819	0.38
Nihar Nilekani				
At the beginning of the year	66,63,240	0.29		
(-) Buyback	(3,24,364)		63,38,876	0.29
At the end of the year			63,38,876	0.29

Name of the shareholder	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company[(1)]	No. of shares	% of total shares of the Company[(2)]
Janhavi Nilekani				
At the beginning of the year	66,63,164	0.29		
(-) Buyback	(3,30,583)		63,32,581	0.29
At the end of the year			63,32,581	0.29
Kumari Shibulal				
At the beginning of the year	54,94,176	0.24		
(-) Buyback	(2,45,211)		52,48,965	0.24
At the end of the year			52,48,965	0.24
Divya Dinesh				
At the beginning of the year	40,00,000	0.17		
(-) Buyback	(176658)		38,23,342	0.18
At the end of the year			38,23,342	0.18
Deeksha Dinesh				
At the beginning of the year	40,00,000	0.17		
(-) Buyback	(1,76,658)		38,23,342	0.18
At the end of the year			38,23,342	0.18
Meghana Gopalakrishnan				
At the beginning of the year	24,17,464	0.11		
(-) Buyback	–		24,17,464	0.11
At the end of the year			24,17,464	0.11

(1) Percentage calculated on the paid-up share capital (229,69,44,664 shares) as at the beginning of the year

(2) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the end of the year

(iv) Change in promoter groups' shareholding

Name of the shareholder[(1)]	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company[(2)]
Gaurav Manchanda				
At the beginning of the year	–			
(+) Internal promoter group transfer	85,73,973	0.39	85,73,973	0.39
(-) Buyback	–		85,73,973	0.39
At the end of the year			85,73,973	0.39
Milan Shibulal Manchanda				
At the beginning of the year	–			
(+) Internal promoter group transfer	77,17,934	0.35	77,17,934	0.35
(-) Buyback	–		77,17,934	0.35
At the end of the year			77,17,934	0.35
Bhairavi Madhusudhan				
At the beginning of the year	–			
(+) Internal promoter group transfer	39,72,980	0.18	39,72,980	0.18
(-) Buyback	–		39,72,980	0.18
At the end of the year			39,72,980	0.18

(1) During the year, shares were transferred internally by S.D. Shibulal and Shruti Shibulal to Gaurav Manchanda, Milan Shibulal Manchanda, Bhairavi Madhusudhan, who were classified as promoter group.

(2) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the end of the year.

(v) Shareholding of directors and key managerial personnel (KMP)

Name of the director / KMP	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company [(1)]	No. of shares	% of total shares of the Company [(2)]
Nandan M. Nilekani – Chairman				
At the beginning of the year	2,13,83,480	0.93		
(-) Buyback	(9,91,899)	–	2,03,91,581	0.93
At the end of the year			2,03,91,581	0.93

Name of the director / KMP	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company [(1)]	No. of shares	% of total shares of the Company [(2)]
U.B. Pravin Rao – Whole-time Director[(4)]				
At the beginning of the year	5,55,520	0.02		
(-) Buyback	(25,484)	–	5,30,036	0.02
At the end of the year			5,30,036	0.02
Kiran Mazumdar-Shaw – Director				
At the beginning of the year	800	–		
At the end of the year	–	–	800	–
D.N. Prahlad – Director				
At the beginning of the year	11,51,720	0.05		
(-) Buyback	(55,625)	–	10,96,095	0.05
At the end of the year			10,96,095	0.05
M.D. Ranganath – KMP[(4)]				
At the beginning of the year	9,256	–		
(+) ESOPs / RSUs exercised during the year	7,662	–	16,918	–
At the end of the year	–		16,918	–
Krishnamurthy Shankar – KMP[(3)]				
At the beginning of the year	–	–	–	–
(+) ESOPs / RSUs exercised during the year	3,012		3,012	
At the end of the year			3,012	–
A.G.S. Manikantha – KMP[(4)]				
At the beginning of the year	80	–		
(+) ESOPs / RSUs exercised during the year	250		330	
At the end of the year	–		330	–
Dr. Vishal Sikka – CEO & MD[(4)(5)(6)]				
At the beginning of the year	44,886			
(+) ESOPs / RSUs exercised during the year	70,772	–	1,15,658	–
(-) Sale(s) during the year	–	–	1,15,658	–
At the end of the year			1,15,658	–
R. Seshasayee – Director[(6)]				
At the beginning of the year	248			
At the end of the year	–		248	–
Mohit Joshi – KMP[(3)]				
At the beginning of the year	–			
(+) ESOPs / RSUs exercised during the year	13,087	–	13,087	–
(-) Sale(s) during the year	(13,087)	–	–	–
At the end of the year			–	–
Ravi Kumar S. – KMP[(3)]				
At the beginning of the year	–			
(+) ESOPs / RSUs exercised during the year	41,274	–	41,274	–
(-) Sale(s) during the year	(41,274)	–	–	–
At the end of the year			–	–
Rajesh K. Murthy[(3)(7)]				
At the beginning of the year	–			
(+) ESOPs / RSUs exercised during the year	35,475	–	35,475	–
(-) Sale(s) during the year	(35,475)	–	–	–
At the end of the year			–	–

(1) Percentage calculated on the paid-up share capital (229,69,44,664 shares) as at the beginning of the year

(2) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the end of the year

(3) KMP as defined under Ind AS 24, *Related Party Disclosures*, appointed by the Board at its meeting held on January 13, 2017

(4) KMP as defined under Section 2(51) of the Companies Act, 2013

(5) Resigned as CEO & MD effective August 18, 2017

(6) Resigned as Director effective August 24, 2017

(7) Resigned as KMP effective January 31, 2018

The following directors did not hold any shares during fiscal 2018 :

- Salil Parekh – CEO & MD
- Ravi Venkatesan – Director
- Roopa Kudva – Director
- Prof. Jeffrey S. Lehman – Director[1]
- Dr. Punita Kumar-Sinha – Director
- D. Sundaram – Director
- Prof. John W. Etchemendy – Director[1]

The following executives were named as KMP as defined under Ind AS 24, *Related Party Disclosures*, and did not hold any shares during fiscal 2018 :

- Sandeep Dadlani[1]
- Gopikrishnan Radhakrishnan[1]
- Inderpreet Sawhney

[1] Resigned during the year

(vi) Shareholding pattern of top 10 shareholders as of March 31, 2018

(Other than directors, promoters and holders of ADRs)

Name of the shareholder[1]	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company[2]	No. of shares	% of total shares of the Company[3]
Life Insurance Corporation of India				
At the beginning of the year	16,14,36,123	7.03		
Purchase(s) prior to buyback	74,14,867	0.32	16,88,50,990	7.35
Sale(s) prior to buyback	(6,66,350)	(0.03)	16,81,84,640	7.32
Buyback	(72,51,074)		16,09,33,566	7.37
Purchase(s) post buyback	–	–	16,09,33,566	7.37
Sale(s) post buyback	(1,14,19,549)	(0.52)	14,95,14,017	6.85
At the end of the year			14,95,14,017	6.85
HDFC Mutual Fund				
At the beginning of the year	3,82,58,488	1.67		
Purchase(s) prior to buyback	2,92,80,864	1.27	6,75,39,352	2.94
Sale(s) prior to buyback	(3,88,525)	(0.02)	6,71,50,827	2.92
Buyback	(40,83,978)		6,30,66,849	2.89
Purchase(s) post buyback	6,34,232	0.03	6,37,01,081	2.92
Sale(s) post buyback	(29,68,027)	(0.14)	6,07,33,054	2.78
At the end of the year			6,07,33,054	2.78
ICICI Prudential Mutual Fund				
At the beginning of the year	3,32,62,193	1.45		
Purchase(s) prior to buyback	2,01,91,341	0.88	5,34,53,534	2.33
Sale(s) prior to buyback	(1,26,09,783)	(0.55)	4,08,43,751	1.78
Buyback	(31,92,504)		3,76,51,247	1.72
Purchase(s) post buyback	68,05,424	0.31	4,44,56,671	2.04
Sale(s) post buyback	(41,43,268)	(0.19)	4,03,13,403	1.85
At the end of the year			4,03,13,403	1.85
SBI Mutual Fund				
At the beginning of the year	2,61,14,623	1.14		
Purchase(s) prior to buyback	1,15,99,430	0.50	3,77,14,053	1.64
Sale(s) prior to buyback	(1,41,03,510)	(0.61)	2,36,10,543	1.03
Buyback	(2,54,958)		2,33,55,585	1.07
Purchase(s) post buyback	99,97,988	0.46	3,33,53,573	1.53
Sale(s) post buyback	(26,04,254)	(0.12)	3,07,49,319	1.41
At the end of the year			3,07,49,319	1.41
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund				
At the beginning of the year	3,00,56,272	1.31		
Purchase(s) prior to buyback	30,42,354	0.13	3,30,98,626	1.44
Sale(s) prior to buyback	(2,83,198)	(0.01)	3,28,15,428	1.43
Buyback	(15,25,847)		3,12,89,581	1.43
Purchase(s) post buyback	3,05,34,927	1.40	6,18,24,508	2.83
Sale(s) post buyback	(3,20,89,348)	(1.47)	2,97,35,160	1.36
At the end of the year			2,97,35,160	1.36

Name of the shareholder[1]	Shareholding at the beginning of the year		Cumulative shareholding during the year	
	No. of shares	% of total shares of the Company[2]	No. of shares	% of total shares of the Company[3]
ICICI Prudential Life Insurance Company Ltd				
At the beginning of the year	3,08,38,562	1.34		
Purchase(s) prior to buyback	65,91,696	0.29	3,74,30,258	1.63
Sale(s) prior to buyback	(52,69,465)	(0.23)	3,21,60,793	1.40
Buyback	(16,63,459)		3,04,97,334	1.40
Purchase(s) post buyback	8,67,131	0.04	3,13,64,465	1.44
Sale(s) post buyback	(31,63,847)	(0.14)	2,82,00,618	1.29
At the end of the year			2,82,00,618	1.29
Government of Singapore				
At the beginning of the year	5,26,89,626	2.29		
Purchase(s) prior to buyback	25,44,934	0.11	5,52,34,560	2.40
Sale(s) prior to buyback	(3,01,77,216)	(1.31)	2,50,57,344	1.09
Buyback	(25,71,944)		2,24,85,400	1.03
Purchase(s) post buyback	63,14,503	0.29	2,87,99,903	1.32
Sale(s) post buyback	(11,79,750)	(0.05)	2,76,20,153	1.26
At the end of the year			2,76,20,153	1.26
Abu Dhabi Investment Authority				
At the beginning of the year	4,09,33,655	1.78		
Purchase(s) prior to buyback	22,34,131	0.10	4,31,67,786	1.88
Sale(s) prior to buyback	(1,85,06,098)	(0.81)	2,46,61,688	1.07
Buyback	(18,28,937)		2,28,32,751	1.05
Purchase(s) post buyback	43,17,560	0.20	2,71,50,311	1.24
Sale(s) post buyback	(4,13,207)	(0.02)	2,67,37,104	1.22
At the end of the year			2,67,37,104	1.22
Vanguard Total International Stock Index Fund				
At the beginning of the year	2,27,91,525	0.99		
Purchase(s) prior to buyback	1,86,2670	0.08	2,46,54,195	1.07
Sale(s) prior to buyback	–	–	2,46,54,195	1.07
Buyback	(9,74,777)		2,36,79,418	1.08
Purchase(s) post to buyback	4,65,824	0.02	2,41,45,242	1.11
Sale(s) post buyback	–	–	2,41,45,242	1.11
At the end of the year			2,41,45,242	1.11
UTI Mutual Fund				
At the beginning of the year	1,90,93,802	0.83		
Purchase(s) prior to buyback	38,26,156	0.17	2,29,19,958	1.00
Sale(s) prior to buyback	(27,95,464)	(0.12)	2,01,24,494	0.88
Buyback	(9,23,550)		1,92,00,944	0.88
Purchase(s) post buyback	19,82,675	0.09	2,11,83,619	0.97
Sale(s) post buyback	(8,34,696)	(0.04)	2,03,48,923	0.93
At the end of the year			2,03,48,923	0.93

Notes :The date-wise increase / decrease in shareholding of the top 10 shareholders is available on our website, www.infosys.com.

(1) Based on PAN

(2) Percentage calculated on the paid-up share capital (229,69,44,664 shares) as at the beginning of the year

(3) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the end of the year

V. Indebtedness

The Company has not availed any loan during the year and is a debt-free Company.

VI.(a) Remuneration of Managing Director (MD), whole-time directors (WTD) and / or manager

in ₹ crore

Particulars of remuneration	Name of MD / WTD / Manager			Total amount
	Salil Parekh[1]	Dr. Vishal Sikka[4]	U.B. Pravin Rao[7]	
Gross salary				
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	3.89	[5] 5.96	8.04	17.89
Value of perquisites u/s 17(2) Income-tax Act, 1961	–	–	–	–
Profits in lieu of salary under Section 17(3) Income-tax Act, 1961	–	–	–	–
Stock option[2]	[3] –	[6] 6.78	[8] –	6.78
Sweat equity	–	–	–	–
Commission as % of profit	–	–	–	–
Others[9]	0.09	0.18	0.18	0.45
Total	3.98	12.92	8.22	25.12
Ceiling as per the Act				2,291

Notes : The details in the above table are on accrual basis.

[1] Appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years effective January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders vide a postal ballot concluded on February 20, 2018.

[2] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2018 is mentioned in the notes below.

[3] Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh is eligible to receive the following under the 2015 Plan,

a) an annual grant of RSUs of fair value ₹3.25 crore, which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date

b) a one-time grant of RSUs of fair value ₹9.75 crore, which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and

c) an annual grant of performance-based RSUs of fair value ₹13 crore, which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 28,256 RSUs and a one-time, time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

[4] Resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Director effective August 24, 2017.

[5] Includes US$0.25 million (approximately ₹1.60 crore) and US$0.21 million (approximately ₹1.34 crore) as part of 90 days base pay in lieu of notice and variable pay, respectively, for fiscal 2018 on account of resignation.

[6] Perquisite value of stock incentives on account of exercise of 70,772 RSUs. Consequent to his resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance-based awards) granted to him were forfeited.

[7] Appointed as Interim Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently, on January 2, 2018, re-designated as Chief Operating Officer and Whole-time Director. The salary remains unchanged on the appointment and redesignation.

[8] On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U.B. Pravin Rao, COO and Whole-time Director, effective November 1, 2016. Based on fiscal 2016 performance, the nomination and remuneration committee, at its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs, amounting to ₹4 crore to U.B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs were granted effective May 2, 2017.

[9] Includes retirals

VI.(b) Remuneration to key managerial personnel other than MD / Manager / WTD

in ₹ crore

Particulars of remuneration	Key managerial personnel		Others[1]	Total
	CFO	Company Secretary		
Gross salary				
Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	7.03	0.55	30.79	38.37
Value of perquisites u/s 17(2) Income-tax Act, 1961	–	–	–	–
Profits in lieu of salary under Section 17(3) of the Income-tax Act, 1961	–	–	–	–
Stock options[2][3]	0.71	0.02	5.60	6.33
Sweat equity	–	–	–	–
Commission as % of profit	–	–		–
Others[4]	0.24	0.03	3.58	3.85
Total	7.98	0.60	39.97	48.55

Notes : The details in the above table are on accrual basis

[1] The following executives were named as KMP as defined under Ind AS 24, *Related Party Disclosures*. Hence, the remuneration for these KMP for fiscal 2018 has been collectively disclosed under others. The remuneration included in the above table is for the complete fiscal 2018, except where specifically stated otherwise. For details of remuneration on an individual basis, refer to *Annexure 3* of the *Board's report* included in this Annual Report.

- Ravi Kumar S.
- Sandeep Dadlani[a]
- Mohit Joshi
- Inderpreet Sawhney[b]
- Gopi Krishnan Radhakrishnan[c]
- Rajesh K. Murthy[d]
- Krishnamurthy Shankar

[a] Resigned effective July 14, 2017; hence, remuneration for fiscal 2018 is from April 1, 2017 to July 14, 2017.

[b] Appointed as Group General Counsel and Chief Compliance Officer effective July 3, 2017 and was named as KMP under Ind AS 24, *Related Party Disclosures* effective July 14, 2017.

[c] Appointed as Acting General Counsel effective January 1, 2017 and resigned effective June 24, 2017; hence, remuneration for fiscal 2018 is from April 1, 2017 to June 24, 2017.

[d] Resigned effective January 31, 2018; hence, remuneration for fiscal 2018 is from April 1, 2017 to January 31, 2018.

[2] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2018 is mentioned in the notes below.

[3] During fiscal 2018, 2,73,100 RSUs and 44,450 stock options were granted under the 2015 Plan, to KMP, excluding CEO and COO.

[4] Includes retirals

VI.(c) Remuneration to other directors

in ₹ crore

Particulars of remuneration	Name of director									Total amount
	Kiran Mazumdar-Shaw	Ravi Venkatesan	Roopa Kudva	Dr. Punita Kumar-Sinha	D.N. Prahlad	D. Sundaram [1]	R. Seshasayee [2]	Prof. Jeffrey S. Lehman [2]	Prof. John W. Etchemendy [2]	
Independent directors										
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–	–	–
Commission	1.00	1.43	0.97	1.33	0.95	0.70	0.84	0.89	0.60	8.71
Others, please specify	–	–	–	–	–	–	–	–	–	–
Total (1)	1.00	1.43	0.97	1.33	0.95	0.70	0.84	0.89	0.60	8.71
Other non-executive directors										
Fee for attending Board / committee meetings	–	–	–	–	–	–	–	–	–	–
Commission	–	–	–	–	–	–	–	–	–	–
Others, please specify	–	–	–	–	–	–	–	–	–	–
Total (2)	–	–	–	–	–	–	–	–	–	–
Total (1+2)	1.00	1.43	0.97	1.33	0.95	0.70	0.84	0.89	0.60	8.71
Total managerial remuneration	1.00	1.43	0.97	1.33	0.95	0.70	0.84	0.89	0.60	8.71
Overall ceiling as per the Act										208

Notes : The details in the above table are on accrual basis

Additionally, independent directors are also reimbursed for expenses incurred in performance of official duties.

[1] For the period, July 14, 2017 to March 31, 2018

[2] For the period April 1, 2017 to August 24, 2017

Penalties / Punishment / Compounding of offences

The Company, its directors or other officers were not subject to penalties / punishment / compounding of offences during fiscal 2018.

Annexure 7 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013]

Corporate Social Responsibility (CSR) is a large part of our overall sustainability policy, encompassing social, economic and environmental actions. Along with philanthropy, we help build institutions, and use technology to safeguard natural resources against climate change risks.

Infosys Foundation ('the Foundation'), our CSR trust, was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated that a company should function through a registered trust or society for any CSR activities to be undertaken by it. The Foundation publishes a report of its yearly activities, which along with other details of the Foundation's activities, is available on https://www.infosys.com/infosys-foundation.

CSR committee

The CSR committee of the Board is responsible for overseeing the execution of the Company's CSR policy. The CSR committee comprises three independent directors and the COO and Whole-time Director. The members of the CSR committee are:

- Kiran Mazumdar-Shaw, *Chairperson*
- U.B. Pravin Rao
- Roopa Kudva
- Dr. Punita Kumar-Sinha

Our objectives

Our broad objectives, as stated in our CSR policy, include:

- Making a positive impact on society through economic development and reduction of our resource footprint.
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders.

For more details on our CSR policy, visit https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

Focus areas

The Foundation's focus areas are:

- Healthcare
- Eradication of hunger and promotion of education
- Art and culture
- Destitute care
- Rural development, rehabilitation and disaster relief
- Environmental sustainability

Financial details

Section 135 of the Companies Act, 2013 and Rules made under it prescribe that every company having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more, or a net profit of ₹5 crore or more during any financial year shall ensure that it spends, in every financial year, at least 2% of the average net profits made during the three immediately preceding financial years, in pursuance of its CSR Policy. The provisions pertaining to CSR as prescribed under the Companies Act, 2013 are applicable to Infosys Limited.

The financial details as sought by the Companies Act, 2013 for fiscal 2018 are as follows:

in ₹ crore

Particulars	Amount
Average net profit of the Company for the last three financial years	15,513
Prescribed CSR expenditure (2% of the average net profit as computed above)	
Total amount to be spent for the financial year	310.25
Amount spent	312.60
Amount unspent	–

The Infosys Foundation primarily works with non-governmental organizations as the nodal agency for implementing projects. The major projects and heads under which the outlay amount was spent in fiscal 2018 are as follows:

in ₹ crore

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2018	Cumulative expenditure up to the reporting period
(i) Expenditure on projects / programs through Infosys Foundation				
Rural development				
Road construction	Mudipu	17.81	13.70	17.81
Visakha Jilla Nava Nirmana Samithi	Narsipatnam	4.25	4.25	4.25
Re-construction of government schools	Mulbagal	4.09	4.09	4.09
Swachh Bharat	Hyderabad, Bengaluru	5.71	5.71	5.71

Theme-based CSR project / activity / beneficiary	Location of the project / program	Amount outlay (budget)	Amount spent on the projects or programs in fiscal 2018	Cumulative expenditure up to the reporting period
Re-construction of school	Honnavar	1.90	1.90	1.90
Sahakara Mitra Samstha	Chittoor	1.70	1.70	1.70
Seva Bharati Purbanchal	Guwahati	1.50	1.50	1.50
Yojak Centre For Research and Strategic Planning For Sustainable Development	Pune	1.24	1.24	1.24
Binkadakatti Zoo	Gadag	1.04	1.04	1.04
Rehabilitation for homeless and orphans				
Indian Red Cross Society	Chandigarh	19.06	14.04	19.06
Dharmashala – Kidwai	Bengaluru	17.94	4.28	4.28
Gulbarga Dharmashala – Kidwai	Kalaburagi	1.74	1.74	1.74
Kidwai Memorial Institute of Oncology	Bengaluru	1.00	1.00	1.00
Promoting education, enhancing vocational skills				
International Institute of Information Technology (IIIT), Bengaluru	Bengaluru	4.00	4.00	4.00
The Kailash Satyarthi Children's Foundation	Delhi	1.10	1.10	1.10
Shishu Shiksha Samiti	Guwahati	1.00	1.00	1.00
Eradicating hunger, poverty and sanitation programs				
The Akshaya Patra Foundation	Hyderabad	8.00	8.00	8.00
Promoting healthcare including preventive healthcare				
Kidwai Memorial Institute of Oncology	Bengaluru	1.47	1.47	1.47
Capital Hospital	Bhubaneswar	1.43	1.43	1.43
Protection of national heritage, restoration of historical sites, promotion of art and culture				
Vasantha Vallabha Trust	Bengaluru	1.94	1.94	1.94
Bharata Ilango Foundation	Chennai	1.00	1.00	1.00
Raja Dinkar Kelkar Museum	Pune	1.00	1.00	1.00
Others	Various locations	21.55	21.55	21.55
(ii) Expenditure on projects / programs by Infosys Limited				
Environmental sustainability and ecological balance				
Renewable energy – Solar projects[1]	Manikonda, Chengalpet	10.86	7.17	7.17
Renewable energy – Solar project [1]	Sira	138.11	97.00	138.11
Renewable energy – Solar project (Support infrastructure including inverters, trackers, transformers and others)[1]	Sira	92.69	66.48	74.99
Rejuvenation of lake	Hebbal, Mysuru	50.00	22.46	22.46
Biomass cook stove project	Ganjam, Udaipur, Satara	26.07	6.69	18.81
Biogas project	Ramanagara	25.12	3.86	5.44
Global Himalayan Expedition	Ladakh	2.58	2.58	2.58
(iii) Overhead				
Administrative expenses	Bengaluru	7.68	7.68	7.68
Total		474.58	312.60	385.05

Notes : A few of the projects undertaken in the table above are multi-year projects.

[1] Spent towards construction / acquisition of assets

Our CSR responsibilities

We hereby affirm that the CSR Policy, as approved by the Board, has been implemented and the CSR committee monitors the implementation of the projects and activities in compliance with our CSR objectives.

Bengaluru
April 13, 2018

Kiran Mazumdar-Shaw
Chairperson, CSR Committee

Salil Parekh
Chief Executive Officer and Managing Director

Annexure 8 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Conservation of resources

We continued our efforts on smart building automation, highly-efficient designs, deep green retrofits and renewable energy, which have helped us conserve resources, while efficient waste management has minimized waste to landfills.

Renewable energy : During the year, we augmented the capacity of our solar installations. Currently, we have a total installed capacity of around 46.2 MW across our campuses, including on-the-roof and ground-mount solar installations. The total percentage of renewables in electricity consumption is around 43% for fiscal 2018. We also achieved around 3% reduction in per capita electricity consumption.

Green buildings : With LEED new construction, GRIHA and existing building certifications, we now have 11.7 million sq. ft. of highest rated green buildings across campuses. In fiscal 2018, two of our buildings – Software Development Building (SDB) 1 in Jaipur, and SDB A/B in Bhubaneswar – were awarded the US Green Building Council LEED Platinum rating and the LEED India Platinum rating respectively. We now have 19 LEED Platinum-rated buildings and four GRIHA 5-star rated buildings.

Retrofits : The deep green retrofits in air conditioning, UPS systems, lighting and other systems have helped us reduce 32 MW in connected load in the last seven years. This initiative helped us investigate and address new opportunities like indoor air quality and thermal comfort in our infrastructure.

Carbon neutrality : In line with our commitment to becoming carbon-neutral and focusing on social development alongside carbon emission reduction, we have implemented six community-based carbon offset projects. As of fiscal 2018, our project portfolio includes a household biogas project, four high-efficiency biomass cook stove projects and one rural electrification project. During fiscal 2018, we carried out a third-party verification of the carbon offset generated by these projects since the beginning of their implementation. The third-party verifications were carried out by UN-approved verifying agencies. The current portfolio of offset projects has generated about 1,53,309 tCO2e as of March 31, 2018. At the same time, our projects have positively impacted the lives of over 1,00,000 families (5,00,000 individuals) across five states in India.

Water management : During the year, we achieved a per capita reduction in the consumption of fresh water of around 19% using efficient fixtures, wastewater treatment technologies, reuse of treated wastewater, rainwater harvesting and smart meters that help us monitor our consumption in real time to eliminate water wastage.

Waste management : We strive to reuse, recycle and responsibly dispose of waste. Our nine biogas plants and eight composting plants have a cumulative capacity to treat 4.1 million kg of waste per annum. To treat sewage sludge from wastewater treatment plants, we collaborated with Leibniz University, Germany and implemented a first-of-its-kind, fully-automated and solar heat-assisted greenhouse dryer in India with a cumulative treating capacity of 1.2 million kg of sludge annually. Mysuru and Bengaluru were the first campuses to have such plants – of 3.5 TPD and 1 TPD respectively. This technology is labor-independent and derives more than 90% of its drying energy requirement from the sun.

Biodiversity : We strive to conserve and promote biodiversity at all our owned facilities. We planted over 28,000 saplings this year.

Health, safety and environment

We have integrated climate change actions into our Company strategy. Our Health, Safety and Environmental Management System (HSEMS), called Ozone, seeks to provide a safe and healthy workplace to our employees, visitors and contract workers and achieve high standards of environmental protection. It also strives to keep interested parties well-informed, trained and committed to our HSE process. We are certified to ISO14001:2015 and OHSAS 18001:2007 at most of our campuses in India.

Technology absorption

Smart IT at Infosys : InfosysIT undertook a program – 'Windmill of InfosysIT' – encompassing revenue enablement, innovation, and cost optimization as strategic pillars, to empower more than 2,00,000 employees around the world. We aspire to provide 'consumer-grade application experience with industry-grade security' to our employees.

We have adopted intelligent systems as a focus area to make our IT more predictive, proactive and real-time, and to enhance user experience. To provide meaningful insights to our business functions, we are implementing What-If analysis, decision models and visualization techniques that help in discovery, interpretation and communication of relevant data to appropriate stakeholders. Our services and applications are being enabled to perform periodic health checks leveraging machine learning algorithms to implement preventive and self-healing capabilities.

InfosysIT Enterprise Mobile App was launched for Android and iOS users. The app enables frequently-used transactions on the go and is presently being used by more than 30,000 users, within just three months of rollout.

Infosys Nia®, our knowledge-based AI platform, has been implemented to bring in self-healing capabilities in our applications. A distributed storage system using commodity hardware with self-healing capability has been deployed.

To enhance employee safety, we have rolled out an Emergency Mobile App for employees and a Building Occupancy Dashboard for the HR and Security teams. These IT solutions help the organization with a near-real-time view of an employee's location for prompt response to emergency alerts.

We have implemented advanced security controls and threat analytics to protect Infosys assets from cyber threats and insider attacks.

Under the automation initiative, 16% of service requests raised with the IT support team were serviced without manual intervention. We deployed 50+ Ansible playbooks to automate end-to-end platform provisioning and enabled self-service access for the application delivery team for deployments. Platform as a Service (PaaS), based on Openstack, has been deployed to reduce provisioning time and on the fly scale-out of resources. Software Defined Networking solution has been implemented to achieve integration with the cloud management platform for network configuration automation and provides granular network security with micro-segmentation.

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure energy-efficient and green. Some of the measures implemented are:

Public cloud adoption: Cloud computing is a model for enabling convenient, on-demand network access to a shared pool of configurable computing resources. Currently, 53% of our internal compute workload has been migrated to public cloud. Also, 1,30,000 mailboxes have been migrated to Exchange Online.

Server Virtualization: Virtualization was leveraged across the stack to solve business challenges of scale on demand, availability, time to provision, reliability, performance, disaster recovery, manageability, compliance, with benefits of greener and cleaner environment and lower total cost of ownership for the organization. Around 95% of our servers used for enterprise applications have been virtualized.

Server power management: Our automated power management tool continuously monitors the workload on each virtual machine (VM) on premises and on public cloud, and manages the shutdown based on threshold. This has yielded power savings of around 25% per VM. Terminator is an in-house application that ensures shutdown of desktops after business hours if the user has left for the day without shutting down their desktop. Terminator has resulted in 20% electricity savings across locations.

Research and development (R&D) expenditure

On a standalone basis, the total R&D expenditure for fiscals 2018 and 2017 is as follows:

in ₹ crore

	Standalone	
	2018	2017
Revenue expenditure	374	351
Capital expenditure	–	–
Total	374	351
R&D expenditure / revenue (%)	0.6	0.6

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startup companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

	2018	2017
Earnings	60,329	57,734
Expenditure	31,358	29,088
Net foreign exchange earnings (NFE)	28,971	28,646
NFE / earnings (%)	48.0%	49.6%

for and on behalf of the Board of Directors

Bengaluru
April 13, 2018

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

Annexure 9 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 mandated the formulation of certain policies for all listed companies. All our corporate governance policies are available on our website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx/. The policies are reviewed periodically by the Board and updated based on need and new compliance requirements. During the year, the Board revised and adopted some of its policies.

Key policies that have been adopted are as follows :

Name of the policy	Brief description	Web link	Summary of key changes
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's code of conduct and ethics. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf	There has been no change to the policy during fiscal 2018.
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted on October 24, 2017 and January 12, 2018.	https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf	The Code of Conduct and Ethics was amended to incorporate the new CEO and Managing Director's message to the Company's stakeholders.
Dividend Distribution Policy	The Company adopted the Dividend Distribution Policy on April 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf	There has been no change to the policy during fiscal 2018.
Insider Trading Policy	The policy provides the framework in dealing with securities of the Company. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf	There has been no change to the policy during fiscal 2018.
Corporate Policy Statement on Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-policy-statement-investor-relations.pdf	There has been no change to the policy during fiscal 2018.
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the Corporate Policy Statement on Investor Relations, which deals with the dissemination of unpublished, price-sensitive information. The policy was revised and adopted on January 13, 2017.	https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf	There has been no change to the policy during fiscal 2018.

Name of the policy	Brief description	Web link	Summary of key changes
Recoupment Policy	The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was adopted effective January 14, 2016.	https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf	There has been no change to the policy during fiscal 2018.
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, key managerial personnel and other employees. The policy was adopted effective March 25, 2015.	https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf	There has been no change to the policy during fiscal 2018.
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment and lowering its resource footprint. The policy was adopted effective April 1, 2014.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf	There has been no change to the policy during fiscal 2018.
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material non-listed Indian subsidiaries of the Company and to provide the governance framework for them. The policy was adopted effective March 31, 2015.	https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf	There has been no change to the policy during fiscal 2018.
Related Party Transaction Policy	The policy regulates all transactions between the Company and its related parties. The policy was adopted effective March 31, 2015.	https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf	There has been no change to the policy during fiscal 2018.
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries. The policy was adopted effective December 1, 2015.	https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf	There has been no change to the policy during fiscal 2018.

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in over 45 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally-respected organization delivering the best-of-breed business solutions, leveraging technology, delivered by the best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors.

Our clients and prospective clients are faced with transformative business opportunities due to the advances in software and computing technology. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future, to help them 'navigate your next'.

We have embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

- Scale Agile Digital
- Energize the core
- Re-skill our people
- Expand localization

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to customize our service offerings to our clients' needs better. Our primary geographic markets are North America, Europe, Rest of the World, and India, which generated 60.4%, 23.7%, 12.7% and 3.2%, respectively, of our consolidated revenues in the year ended March 31, 2018. We serve clients in financial services; manufacturing; energy and utilities, communications and services; retail, consumer packaged goods and logistics; life sciences, healthcare and insurance; and hi-tech.

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015, and relevant amendment rules issued thereafter.

Effective April 1, 2016, the Company has adopted all the Ind AS standards, and the adoption was carried out in accordance with Ind AS 101, *First-time adoption of Indian Accounting Standards,* with April 1, 2015 as the transition date. The transition was carried out from the Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

I. Industry structure and developments

Software and computing technology is transforming businesses in every industry around the world in a profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled-services are fueling the rapid digitization of business processes and information. The digital revolution is cascading across industries, redefining customer expectations, enabling disruptive market offerings and automating core processes. Traditional business models are being disrupted with digital and software-based business models. This disruption is characterized by personalized user experiences, innovative products and services, extreme cost performance and a disintermediation of the supply chain. Incumbent companies, to win amid this disruption, need to reinvent their business from the core to activate strong efficiency and productivity levers, reimagine the end consumer experience and create impact at scale.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant and optimizing the costs of building and running technology systems. As businesses look to new areas and new economics, new and intelligent systems are required to be built with next-generation technologies and with exponentially superior cost-benefit performance.

The fast pace of technology change and the need for technology professionals who are highly skilled in both traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings:

- Niche technology consulting companies – who take on time-bound and limited-scope projects for their clients
- Global technology outsourcing companies – who leverage global talent pools to enable business transformation and systematically optimize the IT operations of clients
- Business process management firms – who leverage global talent pools to manage outsourced core business processes of their clients

- Software firms – who provide licensed software that enable the automation of business processes
- Specialty platform and Software-as-a-Service companies – who provide utility-based models for clients to consume software features
- Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
- Internal IT departments of the companies themselves, which are usually a cost center for the corporation.

II. Financial condition

Sources of funds

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. Our authorized share capital is ₹1,200 crore, divided into 240 crore equity shares of ₹5 each. The issued, subscribed and paid-up capital is ₹1,092 crore as at March 31, 2018 and ₹1,148 crore as at March 31, 2017. The movement in share capital is on account of buyback of shares and shares issued during the year on exercise of stock options.

Share buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully paid-up equity shares of face value of ₹5 each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore. The shareholders approved the said proposal of buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 11,30,43,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the record date by cancelling American Depositary Shares (ADSs) and withdrawing underlying equity shares) of the Company as on the record date (i.e. November 1, 2017) on a proportionate basis through the 'tender offer' route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of ₹56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan ('the 2015 Plan'). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares. Out of this, 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years.

A controlled trust holds 1,08,01,956 and 1,12,89,514 shares, as of March 31, 2018 and March 31, 2017, respectively under the 2015 Plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

The following is the summary of grants made during fiscals 2018 and 2017 under the 2015 Plan:

Particulars	Fiscal 2018	Fiscal 2017
RSU		
Salil Parekh, CEO & MD - *(Refer to Note 1)*	1,13,024	–
U.B. Pravin Rao, COO	27,250	–
Dr. Vishal Sikka[(a)]	2,70,224	1,20,700
Other KMP[(b)]	2,73,100	2,47,250
Employees other than KMP	15,97,010	25,06,740
	22,80,608	28,74,690
ESOP		
U.B. Pravin Rao, COO	43,000	–
Dr. Vishal Sikka[(a)]	3,30,525	–
Other KMP[(b)]	44,450	5,02,550
Employees other than KMP	73,600	7,03,300
	4,91,575	12,05,850
Incentive units – cash-settled		
Other employees	50,040	1,12,210
	50,040	1,12,210
Total grants	28,22,223	41,92,750

(a) Upon Dr. Vishal Sikka's resignation from the roles of the Company, the unvested RSUs and ESOPs have been forfeited.

(b) Refer to *Note 2.23, Related party transactions* in both the standalone and consolidated financial statements for details on resignation of certain KMP.

Notes:

1. Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive the following under the 2015 Plan,
   a) an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date
   b) a one-time grant of RSUs of fair value ₹9.75 crore which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and
   c) an annual grant of performance-based RSUs of fair value ₹13 crore which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

   The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 28,256 RSUs and a one-time, time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018. Though the annual time-based grants for the remaining employment term have not been granted as of March 31, 2018, in accordance with Ind AS 102, *Share-based payments*, the Company has recorded employment stock compensation expense.
2. The RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

3. During the years ended March 31, 2018 and March 31, 2017, the Company recorded an aggregate employee stock compensation expense of ₹72 crore and ₹107 crore, respectively on a standalone basis and ₹84 crore and ₹117 crore, respectively on a consolidated basis, in the Statement of Profit and Loss. This comprises expense pertaining to CEO, COO, other KMP and other employees. This includes a reversal of stock compensation cost of ₹35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation.

For additional information of the Company's stock incentive compensation plans, refer to *Notes 2.10 and 2.11, Employees' Stock Options Plans* of the standalone and consolidated financial statements, respectively in this Annual Report.

2. Other equity

A. Reserves and surplus

Securities premium reserve

On a standalone basis, the balance as at March 31, 2018 and March 31, 2017 amounted to ₹28 crore and ₹2,208 crore, respectively. On a consolidated basis, the balance was ₹36 crore and ₹2,216 crore as at March 31, 2018 and March 31, 2017, respectively. Decrease in securities premium on both standalone and consolidated basis is on account of ₹2,206 crore utilized for buyback of shares and ₹46 crore for transaction costs related to buyback, which is offset by an increase of ₹67 crore on account of transfer from stock options outstanding account upon exercise and ₹5 crore pertaining to amounts received on exercise of ESOPs.

Retained earnings

On a standalone basis, the balance retained earnings as at March 31, 2018 was ₹55,671 crore after providing ₹7,500 crore for final dividend for fiscal 2017 and interim dividend for fiscal 2018, including dividend tax thereon. Further, Special Economic Zone (SEZ) Re-investment Reserve of ₹1,559 crore (net) was transferred to SEZ Re-investment Reserve net of utilization out of retained earnings during the year. The balance in retained earnings as at March 31, 2017 was ₹49,957 crore after providing ₹6,980 crore for final dividend for fiscal 2016 and interim dividend for fiscal 2017, including dividend tax thereon.

On a consolidated basis, the balance retained in the surplus as at March 31, 2018 was ₹58,477 crore, as compared to ₹52,882 crore in the previous year.

General reserve

During the year, an amount of ₹1,382 crore was transferred to the general reserve from retained earnings on account of dividend appropriation, as compared to ₹1,579 crore in the previous year. Further, an amount of ₹10,738 crore was utilized for buyback of shares and ₹56 crore was transferred to Capital Redemption Reserve upon buyback in accordance with Section 69 of the Companies Act, 2013.

On a standalone basis, the balance in general reserve as at March 31, 2018 amounted to ₹1,677 crore (previous year ₹11,087 crore). On a consolidated basis, the balance as at March 31, 2018 amounted to ₹2,725 crore (previous year ₹12,135 crore).

Share options outstanding account

On standalone and consolidated basis, the share options outstanding account amounted to ₹130 crore as at March 31, 2018, as compared to ₹120 crore as at March 31, 2017. The movement is mainly on account of expense related to share-based payment of employees offset by the exercise of stock options during the year.

Special Economic Zone Re-investment Reserve

During the year, a net amount of ₹1,559 crore and ₹1,583 crore of SEZ Re-investment Reserve was created for standalone and consolidated basis, respectively. This reserve has been created out of the profits of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. This reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

Capital reserve

On a standalone and consolidated basis, the balance as at March 31, 2018 amounted to ₹54 crore, which is the same as the previous year.

Business transfer adjustment reserve

Profit on transfer of business between entities under common control is taken to business transfer adjustment reserve. On a standalone basis, the balance as at March 31, 2018 and March 31, 2017 is ₹3,219 crore and ₹3,448 crore, respectively. The movement of ₹229 crore during the year is on account of the business transfer agreement entered into with Noah Consulting LLC whereby net assets of ₹37 crore were taken over upon transfer of a business for a consideration of ₹266 crore. Refer to *Note 2.3.1* of the standalone financial statements for further details.

Capital Redemption Reserve

During the year ended March 31, 2018, an amount of ₹56 crore was transferred both on standalone and consolidated basis to Capital Redemption Reserve upon buyback of shares, in accordance with Section 69 of the Companies Act, 2013.

B. Other comprehensive income

Equity instruments through other comprehensive income

On a standalone and consolidated basis, as of March 31, 2018, there was an accumulated gain of ₹2 crore and as of March 31, 2017, accumulated loss of ₹5 crore in the equity instruments through other comprehensive income. This was on account of fair valuation of equity investments for which the Company has made an irrevocable election to present the subsequent changes in fair value in other comprehensive income.

Effective portion of cash flow hedges

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve, and is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

On a standalone and consolidated basis, the balance as at March 31, 2018 is less than ₹1 crore as compared to ₹39 crore, net of tax in the previous year.

Exchange differences on translating the financial statements of a foreign operation

On a consolidated basis, the balance as at March 31, 2018 amounted to ₹779 crore, whereas the balance as at March 31, 2017 was ₹458 crore.

Other items of other comprehensive income

Other items of other comprehensive income consists of re-measurement gains / losses on our defined benefit plans and fair value changes on investments, net of taxes.

On a standalone basis, there was an actuarial gain, net of taxes, of ₹52 crore during the current year, as compared to an actuarial loss, net of taxes of ₹42 crore during the previous year. On a consolidated basis, there was an actuarial gain, net of taxes, of ₹55 crore during the current year, as compared to an actuarial loss, net of taxes, of ₹45 crore during the previous year.

Total equity attributable to equity holders of the Company

On a standalone basis, the total equity attributable to equity holders of the Company has reduced to ₹63,502 crore as at March 31, 2018 compared to ₹68,017 crore as at March 31, 2017.

On a consolidated basis, the total equity attributable to equity holders of the Company has reduced to ₹64,923 crore as at March 31, 2018 from ₹68,982 crore as at March 31, 2017. The reduction was mainly on account of buyback and dividend. Consequently, the book value per share decreased to ₹297 as at March 31, 2018 compared to ₹300 as at March 31, 2017, on a consolidated basis.

Application of funds

3. Property, plant and equipment

Additions to gross block – standalone

During the year, we incurred capital expenditure of ₹1,823 crore to our gross block, comprising ₹1,422 crore on infrastructure, ₹396 crore in computer equipment and ₹5 crore on vehicles. Our infrastructure investments comprised ₹789 crore on buildings, ₹250 crore on plant and machinery, ₹136 crore to acquire 270.9 acres of land in Kolkata, Tumakuru, Mysuru, Chennai, Hiriyur and Bengaluru, ₹121 crore on furniture and fixtures,₹78 crore on office equipment, and ₹48 crore on leasehold improvements.

During the previous year, we incurred capital expenditure of ₹1,817 crore to our gross block, comprising ₹1,157 crore on infrastructure, ₹654 crore in computer equipment, and ₹6 crore on vehicles. Our infrastructure investments comprised ₹310 crore on buildings, ₹308 crore on plant and machinery, ₹169 crore on furniture and fixtures, ₹144 crore to acquire 13.3 acres of land in Chennai, Gurugram, Hyderabad and Bengaluru, ₹122 crore on office equipment and ₹104 crore on leasehold improvements.

Additions to gross block – consolidated

During the year, we incurred capital expenditure of ₹1,955 crore to our gross block, comprising ₹1,479 crore on infrastructure, ₹471 crore in computer equipment and ₹5 crore on vehicles. Our infrastructure investments comprised ₹789 crore on buildings, ₹264 crore on plant and equipment, ₹136 crore to acquire 270.9 acres of land in Kolkata, Tumakuru, Mysuru, Chennai, Hiriyur and Bengaluru, ₹130 crore on furniture and fixtures, ₹86 crore on office equipment and ₹74 crore on leasehold improvements.

During the previous year, we incurred capital expenditure of ₹2,799 crore to our gross block, comprising ₹1,991 crore on infrastructure, ₹800 crore in computer equipment and ₹8 crore on vehicles. Our infrastructure investments comprised ₹981 crore on buildings, ₹313 crore on plant and equipment, ₹224 crore on leasehold improvements, ₹191 crore on furniture and fixtures, ₹144 crore to acquire 13.3 acres of land in Chennai, Gurugram, Hyderabad and Bengaluru and ₹138 crore on office equipment.

Deductions to gross block – standalone

During the year, we deducted ₹84 crore from the gross block on the disposal of various assets as against ₹316 crore in the previous year.

Deductions to gross block – consolidated

During the year, we deducted ₹153 crore from the gross block on the disposal of various assets as against ₹490 crore in the previous year.

Further, we have reclassified various assets with a gross block of ₹68 crore under assets held for sale. Refer to *Note 2.25* of the consolidated financial statements for further details.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹1,405 crore as at March 31, 2018, as compared to ₹1,094 crore as at March 31, 2017. On a consolidated basis, we have a capital expenditure commitment of ₹1,452 crore as at March 31, 2018, as compared to ₹1,149 crore as at March 31, 2017.

4. Goodwill and other intangible assets

On a consolidated basis, carrying value of goodwill as on March 31, 2018 is ₹2,211 crore, which includes additions to goodwill amounting to ₹35 crore on account of acquisition of Brilliant Basics Holdings Limited, reduction of ₹1,609 crore on account of goodwill reclassified under assets held for sale and increase of ₹133 crore on account of translation. During the previous year, carrying value of goodwill was ₹3,652 crore.

On a consolidated basis, carrying value of intangible assets as on March 31, 2018 is ₹247 crore whereas on March 31, 2017, it was ₹776 crore. These primarily consist of intangible assets acquired through business combinations, stated at cost less accumulated amortization. Intangible assets amounting to ₹323 crore (net) has been reclassified under assets held for sale. Refer to *Note 2.25* of the consolidated financial statements for further details.

5. Financial assets

A. Investments

Subsidiaries and associate

During the year, we have invested additionally in our subsidiaries, for the purpose of operations and expansion.

Subsidiary	In foreign currency	In ₹ crore
Infosys China	USD 15.0 million	97
Infosys Shanghai	USD 11.6 million	74
Brilliant Basics Holdings Limited	GBP 3.4 million	29
Panaya Inc.	USD 6.0 million	38
Infosys Arabia Limited	SAR 1.2 million	2

Investment in equity instruments of subsidiaries are carried at cost as per Ind AS 27, *Separate Financial Statements*.

A business transfer agreement was entered into with Noah Consulting LLC, a wholly-owned subsidiary to transfer the business of Noah to the Company for a consideration of US$ 41 million (₹266 crore) and the transfer was effective October 25, 2017. The transaction was between a holding company and a wholly-owned subsidiary and therefore, was accounted for at carrying values and it didn't have any impact on consolidated financial statements.

During the current year, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, Infosys has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to ₹94 crore on a standalone basis.

During the year ended March 31, 2018, EdgeVerve repaid debentures amounting to ₹349 crore.

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to US$75 million (approximately ₹489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, www.infosys.com.

Other investments

We have an innovation fund with an outlay of US$ 500 million to support the creation of a global ecosystem of strategic partners. Out of the total outlay, US$ 53 million has been invested as of March 31, 2018 and we have an uncalled capital commitment of US$ 12 million. The carrying value of such investments as on March 31, 2018 was US$ 31 million on account of write-down of investment in DWA Nova amounting to US$ 11 million (₹71 crore) and on account of changes in fair value.

As per Ind AS 109, *Financial Instruments,* all financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Financial assets are subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income as the case may be.

For additional disclosures on financial assets including fair value hierarchy and financial risk management, refer to *Note 2.3* of the standalone financial statements and *Note 2.4* of the consolidated financial statements.

Our investments comprise mutual funds, fixed maturity plan securities, tax-free bonds, non-convertible debentures, certificates of deposit and commercial paper. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions.

B. Trade receivables and unbilled revenues

On a standalone basis, trade receivables amounted to ₹12,151 crore and ₹10,960 crore as of March 31, 2018 and March 31, 2017, respectively, and unbilled revenues amounted to ₹3,573 crore and ₹3,200 crore as of March 31, 2018 and March 31, 2017, respectively.

On a consolidated basis, trade receivables amounted to ₹13,142 crore and ₹12,322 crore as of March 31, 2018 and March 31, 2017, respectively, and unbilled revenues amounted to ₹4,261 crore and ₹3,648 crore as of March 31, 2018 and March 31, 2017, respectively.

Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers. On a consolidated basis, Days Sales Outstanding was 67 days for the year ended March 31, 2018, compared to 68 days in the previous year.

As per Ind AS 109, the Group uses Expected Credit Loss (ECL) model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors, such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The movement in ECL during fiscals 2018 and 2017 is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Opening balance	379	249	411	289
Impairment loss recognized	18	135	34	132
Amount written off	(3)	(1)	(5)	(1)
Reclassified under held for sale	–	–	(1)	–
Translation difference	7	(4)	10	(9)
Closing balance	401	379	449	411

C. Cash and cash equivalents

On a standalone basis, balance in current and deposit accounts stood at ₹10,789 crore as at March 31, 2018, as compared to ₹12,222 crore as at March 31, 2017. Deposits with financial institutions stood at ₹5,981 crore as at March 31, 2018, as compared to ₹6,931 crore as at March 31, 2017.

On a consolidated basis, balance in current and deposit accounts stood at ₹13,168 crore as at March 31, 2018, as compared to ₹14,889 crore as at March 31, 2017. Deposits with financial institutions stood at ₹6,650 crore as at March 31, 2018, as compared to ₹7,736 crore as at March 31, 2017. Cash and cash equivalents of ₹53 crore is included under assets held for sale as at March 31, 2018. Refer to *Note 2.25* of the consolidated financial statements for further details.

Our cash and cash equivalents comprise deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. These cash and cash equivalents include a restricted cash balance. On a standalone basis, we have a restricted cash balance of ₹375 crore as at March 31, 2018, as compared to ₹411 crore as at March 31, 2017 and on a consolidated basis, the same was ₹533 crore as at March 31, 2018, as compared to ₹572 crore as at March 31, 2017. These restrictions are primarily on account of balances held in unpaid dividend bank accounts, bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations and regulatory requirements.

D. Loans

The details of loans are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Non-current				
Loans to employees	19	5	36	29
Current				
Loans to subsidiaries	185	69	–	–
Loans to employees	208	241	239	272
Total	412	315	275	301

We provide personal loans and salary advances to employees, who are not executive officers or directors. Of the total loans and advances of ₹275 crore given to employees on a consolidated basis, ₹239 crore is recoverable in 12 months and ₹36 crore is recoverable in 12-24 months from March 31, 2018. The annual rate of interest for these loans vary from 0% to 10%.

Loans to subsidiaries as at March 31, 2018, includes ₹104 crore to Infosys Consulting Holding AG, ₹73 crore to Infosys China and ₹8 crore given to Brilliant Basics Holdings Limited. As at March 31, 2017, ₹69 crore was given to Infosys China.

E. Other financial assets

The details of other financial assets are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Non-current				
Security deposits	48	81	53	86
Rental deposits	129	135	171	175
Restricted deposits	–	–	60	48
Current				
Security deposits	2	2	9	10
Rental deposits	6	2	13	9
Restricted deposits	1,415	1,309	1,535	1,416
Unbilled revenues	3,573	3,200	4,261	3,648
Interest accrued but not due	739	514	766	576
Foreign currency forward and options contracts	16	268	16	284
Others	155	108	84	37
Total	6,083	5,619	6,968	6,289

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Unbilled revenues comprise costs and earnings in excess of billings.

Interest accrued but not due has increased on account of increase in tenure of fixed deposits as compared to previous year partially offset by reduction due to softening of interest rates in India and reduction in investible base as a result of the Capital Allocation Policy of the Company.

5. Other assets

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Non-current				
Capital advances	420	562	421	600
Prepaid gratuity	23	56	43	79
Deferred contract cost	262	283	262	284
Prepaid expenses	49	95	111	96
Withholding taxes and others	1,407	–	1,428	–
Current				
Payment to vendors for supply of goods	103	87	119	131
Deferred contract cost	44	74	44	78
Prepaid expenses	449	387	472	441
Withholding taxes and others	843	1,665	1,032	1,886
Total	3,600	3,209	3,932	3,595

Capital advances represent the amount paid in advance on capital expenditure.

Withholding and other tax receivables represent transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Deferred contract costs are upfront costs incurred for the contract and amortized over the term of the contract.

6. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Deferred tax assets, net	1,128	346	1,282	540
Deferred tax liabilities, net	505	–	541	207

Deferred tax assets primarily comprise deferred taxes on property, plant and equipment, compensated absences, trade receivables, credits related to branch profit taxes, post-sales client support and others. Deferred tax liability primarily comprises branch profit taxes, deferred tax on intangible assets and others.

Net deferred tax comprising of deferred tax assets less deferred tax liabilities has increased primarily on creation of credit pertaining to deferred tax liability on branch profits arising out of US tax reforms of ₹155 crore and on account of deferred tax liability of ₹53 crore being reclassified under asset held for sale.

7. Income tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Income tax assets (net)	5,710	5,454	6,070	5,716
Income tax liabilities (net)	1,976	3,762	2,043	3,885

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liabilities in India.

On account of the conclusion of Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS) income tax provision pertaining to prior periods has been reversed resulting in a reduction in income tax liabilities.

8. Financial liabilities

The details of trade payables and other financial liabilities are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Non-current				
Accrued compensation to employees	–	–	–	30
Compensated absences	42	–	48	–
Payable for acquisition of business – Contingent consideration	13	40	13	40
Current				
Trade payables	738	269	694	367
Unpaid dividends	22	17	22	17
Accrued compensation to employees	2,048	1,404	2,509	1,881
Accrued expenses	1,776	2,013	2,452	2,585
Retention monies	63	153	132	220
Payable for acquisition of business – Contingent consideration	41	45	41	45
Capital creditors	148	36	155	48
Compensated absences	1,218	1,142	1,421	1,359
Other payables	184	244	33	47
Foreign currency forward and options contracts	40	2	42	2
Payable by controlled trusts	–	–	139	145
Total	6,333	5,365	7,701	6,786

Liabilities for accrued compensation to employees include the provision for bonus, incentives and retention bonus payable to the staff. Liabilities for accrued compensation to employees have increased due to increase in compensation and higher variable payouts.

Payable for acquisition of business represents contingent consideration payable to the sellers of Kallidus and Brilliant Basics depending on the achievement of certain financial targets. During the year ended March 31, 2018, a contingent consideration of ₹45 crore was paid to the sellers of Kallidus.

Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work.

Compensated absences are towards our liability for leave encashment.

Unpaid dividends represent dividends paid, but not claimed by shareholders, and are represented by a bank balance of an equivalent amount.

9. Other liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Non-current				
Deferred income – government grant on land use rights	–	–	44	41

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Deferred rent	117	–	151	–
Accrued gratuity	–	–	28	–
Deferred income	36	42	36	42
Current				
Unearned revenue	1,887	1,320	2,295	1,777
Client deposits	32	–	38	–
Withholding taxes and others	1,029	1,027	1,240	1,226
Deferred income – government grant on land use rights	–	–	1	1
Accrued gratuity	–	–	–	1
Deferred rent	24	2	32	2
Total	3,125	2,391	3,865	3,090

Unearned revenue primarily comprises advance client billings in excess of costs and earnings are classified as unearned revenue.

Withholding and other taxes payable represent local taxes payable in various countries in which we operate.

Deferred rent represents liability on account of straight-lining of operating lease payments over the lease term.

10. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts. On a standalone basis, these provisions amounted to ₹436 crore as at March 31, 2018, as compared to ₹350 crore as at March 31, 2017. On a consolidated basis, provision for post-sales client support amounted to ₹492 crore as at March 31, 2018, as compared to ₹405 crore as at March 31, 2017.

11. Assets held for sale

During the quarter ended March 31, 2018, on conclusion of a strategic review of its portfolio of businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified and presented under 'held for sale', in the consolidated financial statements. The disposal group does not constitute a separate major component of the Company and therefore, has not been classified as 'discontinued operations'.

In the standalone financial statements of the Company, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'held for sale'. On reclassification, these investments have been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone Statement of Profit and Loss for the year ended March 31, 2018. Refer to *Note 2.25* of the consolidated financial statements and *Note 2.26* of the standalone financial statements.

III. Results of our operations

The function-wise classification of the standalone Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2018	%	2017	%
Revenue from operations	61,941	100.0	59,289	100.0
Cost of sales	39,138	63.2	37,057	62.5
Gross profit	22,803	36.8	22,232	37.5
Operating expenses				
Selling and marketing expenses	2,763	4.5	2,728	4.6
General and administration expenses	3,562	5.7	3,628	6.1
Total operating expenses	6,325	10.2	6,356	10.7
Operating profit	16,478	26.6	15,876	26.8
Impairment loss on assets held for sale	589	1.0	–	–
Other income, net	4,019	6.5	3,062	5.1
Profit before tax	19,908	32.1	18,938	31.9
Tax expense	3,753	6.0	5,120	8.6
Profit for the year	16,155	26.1	13,818	23.3

The function-wise classification of the consolidated Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2018	%	2017	%
Revenue from operations	70,522	100.0	68,484	100.0
Cost of sales	45,130	64.0	43,253	63.2
Gross profit	25,392	36.0	25,231	36.8
Operating expenses				
Selling and marketing expenses	3,560	5.1	3,591	5.2

Particulars	Year ended March 31,			
	2018	%	2017	%
General and administration expenses	4,684	6.6	4,739	6.9
Total operating expenses	8,244	11.7	8,330	12.2
Operating profit	17,148	24.3	16,901	24.7
Other income, net	3,193	4.5	3,080	4.4
Profit before non-controlling interests / share in net loss of associate	20,341	28.8	19,981	29.1
Share in net loss of associate including impairment	(71)	(0.1)	(30)	0.0
Profit before tax	20,270	28.7	19,951	29.1
Tax expense	4,241	6.0	5,598	8.1
Profit after tax	16,029	22.7	14,353	21.0
Non-controlling interests	–	–	–	–
Profit for the year	16,029	22.7	14,353	21.0

1. Revenue

The growth in our revenues in fiscal 2018 from fiscal 2017 is as follows:

in ₹ crore

Particulars	Standalone			Consolidated		
	2018	2017	% change	2018	2017	% change
Revenue	61,941	59,289	4.5	70,522	68,484	3.0

Revenue growth was attributable to a number of factors, including an increase in the volume, as well as an expansion in the solutions that we provide to our clients. We added 283 new customers (gross) during fiscal 2018 as compared to 321 new customers (gross) during fiscal 2017. For fiscals 2018 and 2017, 98.5% and 97.3%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal year.

Of the total revenues for the year ended March 31, 2018, on a standalone basis, approximately 97.0% were export revenues whereas 3.0% were domestic revenues, which is the same as the previous year. On a consolidated basis, approximately 96.8% were export revenues whereas 3.2% were domestic revenues, which is the same as the previous year.

Effective fiscal 2018, the Company defined 'digital revenue' (refer to 'Strategy' section of *Board's report* for further details). Digital revenue during fiscal 2018 amounted to ₹17,992 crore (US$ 2,791 million) 25.5% of the total revenues.

Our revenues are generated primarily from services provided either on fixed-price or on fixed-timeframe or on time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the percentage-of-completion method. On time-and-material contracts, revenue is recognized as related services that are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, which require significant implementation services, where revenue is recognized as per the percentage-of-completion method.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client locations or at our development centers outside India, while offshore revenues are for services which are performed at our global development centers in India.

The percentage of our revenues by location from billable IT services professionals for fiscals 2018 and 2017 is as follows:

in %

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Onsite revenue	53.1	54.4	55.4	56.8
Offshore revenue	46.9	45.6	44.6	43.2
Total	100.0	100.0	100.0	100.0

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. Therefore, any increase in the onsite effort impacts our margins.

The details of billable hours expended for onsite and offshore on our IT services professionals for fiscals 2018 and 2017 are as follows:

in %

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Onsite effort	27.5	27.5	29.3	29.8
Offshore effort	72.5	72.5	70.7	70.2
Total	100.0	100.0	100.0	100.0

The utilization rates of billable IT services professionals are as follows:

in %

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Including trainees	81.8	77.8	81.2	77.6
Excluding trainees	85.2	82.1	84.6	81.7

IT services, wherever mentioned above, represent services excluding business process management services and products and platforms business.

The break-up of revenues from software services and products is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Software services	61,910	59,257	68,460	66,383
Software products	31	32	2,062	2,101
Total revenue from operations	61,941	59,289	70,522	68,484

Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel.

Revenue per employee has increased from US$ 51,375 in fiscal 2017 to US$ 54,602 in fiscal 2018 on a consolidated basis.

2. Expenditure

Cost of sales – standalone

in ₹ crore

Particulars	2018	%	2017	%	Growth %
Revenues	61,941	100.0	59,289	100.0	4.5
Cost of sales					
Salaries and bonus	29,266	47.2	27,818	46.9	5.2
Cost of technical sub-contractors	5,494	8.9	4,809	8.1	14.2
Travelling cost	1,100	1.8	1,234	2.1	(10.9)
Cost of software packages for own use	772	1.2	728	1.2	6.0
Third-party items bought for service delivery to clients	495	0.8	506	0.9	(2.0)
Communication cost	114	0.2	139	0.2	(18.0)
Operating lease payments	171	0.3	147	0.3	16.3
Provisions for post-sales client support	127	0.2	84	0.1	51.2
Consultancy and professional charges	5	0.0	–	–	–
Depreciation and amortization expenses	1,408	2.3	1,331	2.3	5.8
Repairs and maintenance	238	0.4	261	0.4	(8.8)
Others	(52)	(0.1)	–	–	–
Total cost of sales	39,138	63.2	37,057	62.5	5.6

Cost of sales – consolidated

in ₹ crore

Particulars	2018	%	2017	%	Growth %
Revenues	70,522	100.0	68,484	100.0	3.0
Cost of sales					
Salaries and bonus	34,670	49.2	33,471	48.9	3.6
Cost of technical sub-contractors	4,296	6.1	3,833	5.6	12.1
Travelling cost	1,451	2.1	1,649	2.4	(12.0)
Cost of software packages for own use	876	1.2	793	1.2	10.5
Third-party items bought for service delivery to clients	983	1.4	802	1.2	22.6
Consultancy and professional charges	50	0.1	28	0.1	78.6
Communication cost	225	0.3	260	0.4	(13.5)
Operating lease payments	319	0.5	307	0.4	3.9
Provisions for post-sales client support	142	0.2	80	0.1	77.5
Depreciation and amortization expenses	1,863	2.6	1,703	2.5	9.4
Repairs and maintenance	300	0.4	305	0.4	(1.6)
Others	(45)	(0.1)	22	–	–
Total cost of sales	45,130	64.0	43,253	63.2	4.3

On a standalone basis, cost of sales was 63.2% of revenues, compared to 62.5% during the previous year. On a consolidated basis, cost of sales was 64.0% of revenues, compared to 63.2% during the previous year. The cost of efforts, comprising employee cost and cost of technical sub-contractors, has increased as a percentage of revenue from 55.0% in fiscal 2017 to 56.1% in fiscal 2018 on a standalone basis and from 54.5% in fiscal 2017 to 55.3% in fiscal 2018 on a consolidated basis, due to increase in compensation, higher variable payouts and to meet primarily the requirement of niche skill sets in certain onsite projects.

The cost of sales for fiscal 2018 was impacted by rupee appreciation, increase in compensation and higher variable pay which was partially offset by benefits from cross-currency movements and improved operational parameters like utilization, onsite mix, reduced travel cost and other cost optimization initiatives.

On a standalone basis, the cost of technical sub-contractors included ₹1,938 crore towards the purchase of services from subsidiaries for the year ended March 31, 2018, as against ₹1,795 crore in the previous year. The details of such related party transactions are available in *Note 2.23* to the standalone financial statements in the Annual Report.

On a standalone basis, the travelling cost representing the cost of travel included in cost of sales constituted approximately 1.8% and 2.1% of total revenue for the years ended March 31, 2018 and March 31, 2017, respectively. On a consolidated basis, travelling cost for cost of sales constituted approximately 2.1% and 2.4% of total revenue for the years ended March 31, 2018 and March 31, 2017, respectively.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services. On both standalone and consolidated basis, the cost of software packages was 1.2% of the revenues which is the same as previous year.

Third-party items bought for service delivery to clients include software and hardware items. The increase in third-party items bought for service delivery to clients has been primarily in infrastructure services.

A major part of our revenues is generated from software development centers in India. We use high-end communication tools to establish real-time connections with our clients. On a standalone basis, the communication costs represent approximately 0.2% of the revenues for the years ending March 31, 2018 which is the same as the previous year. On a consolidated basis, the communication costs represent approximately 0.3% and 0.4% of revenues for the years ended March 31, 2018 and March 31, 2017, respectively.

On a standalone basis, the operating lease payments represent 0.3% of revenues for each of the years ended March 31, 2018 and March 31, 2017. On a consolidated basis, the operating lease payments represent approximately 0.5% and 0.4% of revenues for the years ended March 31, 2018 and March 31, 2017, respectively.

On a standalone basis, the provision for post-sales client support is ₹127 crore and ₹84 crore for the years ended March 31, 2018 and March 31, 2017, respectively. On a consolidated basis, the provision for post-sales client support was ₹142 crore and ₹80 crore for the years ended March 31, 2018 and March 31, 2017, respectively.

On a standalone basis, we provided ₹1,408 crore and ₹1,331 crore towards depreciation and amortization, representing 2.3% of total revenues each for the years ended March 31, 2018 and March 31, 2017.

On a consolidated basis, we provided ₹1,863 crore and ₹1,703 crore towards depreciation and amortization, representing 2.6% and 2.5% of total revenues, for the years ended March 31, 2018 and March 31, 2017, respectively.

On a standalone and consolidated basis, repairs and maintenance represent approximately 0.4% of the revenues which is the same as the previous year.

Gross profit

On a standalone basis, the gross profit during the year was ₹22,803 crore, representing 36.8% of revenues, compared to ₹22,232 crore, representing 37.5% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹25,392 crore, representing 36.0% of revenues, compared to ₹25,231 crore, representing 36.8% of revenues in the previous year.

Selling and marketing expenses

Selling and marketing expenses primarily comprise employee costs. On a standalone basis, we incurred selling and marketing expenses at 4.5% of our total revenues in the year ended March 31, 2018, compared to 4.6% of our total revenues in the year ended March 31, 2017. Selling and marketing expenses primarily comprise employee costs, travelling costs and branding and marketing costs. All other expenses, excluding employee costs, amounted to 1.0% of revenues during the year, which is the same as the previous year.

On a consolidated basis, we incurred selling and marketing expenses at 5.1% of our total revenues in the year ended March 31, 2018, as compared to 5.2% in the year ended March 31, 2017. All other expenses, excluding employee costs, amounted to 1.2% and 1.3% of our total revenues in the years ended March 31, 2018 and March 31, 2017, respectively.

Sales and marketing expenses as a percentage of revenue has marginally declined in fiscal 2018 as compared to fiscal 2017.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 5.7% of our total revenues in the current year and 6.1% in previous year. All other expenses, excluding employee costs, were 4.1% of revenues during the year, as compared to 4.4% in the previous year.

On a consolidated basis, our general and administration expenses amounted to 6.6% of our total revenues in the current year and 6.9% in the previous year. All other expenses, excluding employee costs, were 4.5% of revenues during the year, as compared to 4.8% during the previous year.

General and administration expenses as a percentage of revenues has marginally reduced in fiscal 2018 as compared to fiscal 2017.

The increase in consultancy and professional charges was partially offset by reduction in repairs cost and reduction in impairment losses recognized on financial assets. The decrease in repairs and maintenance cost was primarily on account of cost optimization initiatives taken by the Company. The increase in consultancy and professional charges is due to appointment of professional agencies for legal matters, hiring in the US, fees for strategic initiatives, including buyback. The employee benefit costs as a percentage of revenue has remained constant in fiscal 2018 and fiscal 2017.

Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on Corporate Social Responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects.

A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a. Gross amount required to be spent by the Company during the year is ₹310 crore.

b. Amount spent during the year on :

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
1. Construction / acquisition of any asset	171	–	171
2. On purposes other than (1) above	142	–	142

3. Operating profits

During the year, on a standalone basis, we earned an operating profit of ₹16,478 crore, representing 26.6% of total revenues, compared to ₹15,876 crore, representing 26.8% of total revenues, during the previous year.

During the year, on a consolidated basis, we earned an operating profit of ₹17,148 crore, representing 24.3% of total revenues, compared to ₹16,901 crore, representing 24.7% of total revenues, during the previous year.

The decrease in operating profit as a percentage of revenue for the current year as compared to the previous year was attributable to a decrease in gross profit as a percentage of revenue during the same period partially offset by a decrease in selling and marketing expenses, and general and administration expenses.

4. Other income, net

The following table sets forth our other income for fiscals 2018 and 2017 :

in ₹ crore

Particulars	Standalone			Consolidated		
	2018	2017	% change	2018	2017	% change
Other income	4,019	3,062	31.3	3,193	3,080	3.7

On a standalone basis, other income for fiscal 2018 primarily includes income from investments of ₹2,550 crore and a foreign exchange loss of ₹12 crore on forward and options contracts and foreign exchange gain of ₹265 crore on translation of other assets and liabilities.

Other income includes ₹257 crore and ₹262 crore for the year ended March 31, 2018 in the standalone and consolidated financial statements of the Company, respectively, towards interest on income tax refund.

During the year ended March 31, 2018, the Company received ₹846 crore as dividend from Infosys BPM, its majority-owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys.

During the current year, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, Infosys has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to ₹94 crore on a standalone basis.

Other income for fiscal 2017 primarily includes income from investments of ₹2,664 crore and a foreign exchange gain of ₹551 crore on forward and options contracts and a foreign exchange loss of ₹324 crore on translation of other assets and liabilities.

On a consolidated basis, other income for fiscal 2018 primarily includes income from investments of ₹2,613 crore and a foreign exchange gain of ₹1 crore on forward and options contracts and foreign exchange gain of ₹233 crore on translation of other assets and liabilities.

Other income for fiscal 2017 primarily includes income from investments of ₹2,699 crore and a foreign exchange gain of ₹591 crore on forward and options contracts and a foreign exchange loss of ₹359 crore on translation of other assets and liabilities.

Interest income in fiscal 2018 has declined as compared to fiscal 2017 primarily due to the softening of interest rates in India and decrease in investable base on account of Capital Allocation Policy of the Company.

We use foreign exchange forward and options contracts to hedge our exposure to movements in foreign exchange rates.

The composition of currency-wise revenues for the years ended March 31, 2018 and March 31, 2017 was as follows :

in %

Currency	Standalone		Consolidated	
	2018	2017	2018	2017
US Dollar (USD)	69.7	71.9	67.7	69.6
UK Pound Sterling (GBP)	5.5	6.1	5.3	5.8
Euro (EUR)	10.6	9.0	11.3	9.6
Australian Dollar (AUD)	8.1	7.7	7.8	7.3
Others	6.1	5.3	7.9	7.7
Total	100.0	100.0	100.0	100.0

5. Assets held for sale

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as the 'disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to

sell and consequently, an impairment loss of ₹118 crore in respect of Panaya has been recognized in the consolidated Statement of Profit and Loss under other income for the year ended March 31, 2018.

In the standalone financial statements of the Company, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'held for sale'. On reclassification, these investments have been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone Statement of Profit and Loss for the year ended March 31, 2018.

6. Sensitivity to rupee movement

On a standalone basis, for each of the years ended March 31, 2018 and March 31, 2017, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and US dollar, had an impact on the Company's incremental operating margins by approximately 0.52%. On a consolidated basis, it had an impact of 0.50% in each of the current and previous years.

7. Share in profit / loss of associate including impairment

On a consolidated basis, share in net loss of associate including impairment for the current year includes an impairment loss of ₹71 crore on investment in DWA Nova LLC. During the current year, Infosys Nova Holdings LLC has written down the entire carrying value of its investment in its associate DWA Nova LLC. DWA Nova LLC has been since liquidated.

During the previous year, the share in net loss of associate was ₹12 crore and impairment loss was ₹18 crore on investment in DWA Nova LLC.

8. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for both the years ended March 31, 2018 and March 31, 2017 is 34.61%.

In India, we have benefitted from certain tax incentives that the Company has provided for the export of software from units registered under Software Technology Park (STP) Scheme and we continue to benefit from certain tax incentives for the units registered under the SEZ Act, 2005. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units, which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains for further five years thereafter is subject to the creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

As a result of these tax incentives, a portion of pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in income tax expense by ₹2,008 crore on a standalone basis and ₹2,068 crore on a consolidated basis for the year ended March 31, 2018, and ₹1,915 crore on a standalone basis and ₹1,982 crore on a consolidated basis for the year ended March 31, 2017.

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Income tax expense (in ₹ crore)	3,753	5,120	4,241	5,598
Effective tax rate (in %)	18.9	27.0	20.9	28.0

On a standalone basis, the effective tax rate (based on profit before tax) decreased to 18.9% in fiscal 2018, as compared to 27.0% in fiscal 2017. On a consolidated basis, the effective tax rate for fiscal 2018 and fiscal 2017 was 20.9% and 28.0%, respectively. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and other tax deductions. The decrease in effective tax rate from fiscal 2018 to fiscal 2017 was mainly due to reversal of income tax expense on account of APA, decrease in taxes on account of changes in US federal tax reforms, increase in other tax reversals (net), partially offset by increase in tax expense on account of dividend distribution tax pertaining to subsidiaries.

The Company has concluded an APA with the IRS for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company's US branch operations. The Company expects the APA will enhance predictability of the Company's tax obligation in respect of its US operations. Accordingly the Company has reversed income tax expense provision of ₹1,432 crore (US$ 225 million) which pertains to previous periods. Consequently, profits for fiscal 2018 have increased and therefore, led to an increase in basic earnings per share of ₹5.85 per share and ₹5.88 per share on a standalone and consolidated basis, respectively, for the year ended March 31, 2018. In line with the APA, the Company has to pay an amount of approximately ₹1,488 crore (US$ 233 million) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid ₹479 crore (US$ 74 million) during the three months ended March 31, 2018, and the balance amount is expected to be paid over the next few quarters.

The Tax Cuts and Jobs Act (H.R. 1) was signed into law on December 22, 2017 ('US tax reforms'). The US tax reforms have reduced federal tax rates from 35% to 21% effective January 1, 2018, among other measures. During the year ended March 31, 2018, the US tax reforms have resulted in a positive impact of ₹155 crore (US$ 24 million) on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

During the current year, on a consolidated basis, the tax expense includes reversal of provisions of ₹296 crore made in earlier periods, which is primarily offset by an additional tax provision of ₹5 crore pertaining to prior periods. For the previous year, the tax reversals comprise a reversal of provisions of ₹354 crore made in earlier periods, partially offset by an additional tax provision of ₹202 crore pertaining to prior periods.

During the current year, on a standalone basis, the tax expense includes reversal of provisions of ₹241 crore made in earlier periods, which is partially offset by an additional tax provision of ₹1 crore pertaining to prior periods. For the previous year, the tax reversals comprise a reversal of provisions of ₹353 crore made in earlier periods, partially offset by an additional tax provision of ₹135 crore pertaining to prior periods.

These reversals / additional provision are primarily due to the completion of audits and assessments in certain jurisdictions.

During the year, we have received dividend of ₹846 crore from our majority-owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by us. Accordingly, on a consolidated basis, we have recorded a charge of ₹172 crore as income tax expense during the year ended March 31, 2018.

Refer to *Note 2.22, Contingent liabilities and commitments* in consolidated and standalone financial statements in the Annual Report for disclosures on claims against the Company not acknowledged as debts.

9. Net profit after tax

On a standalone basis, our net profit increased by 16.9% to ₹16,155 crore for the year ended March 31, 2018 from ₹13,818 crore in the previous year. This represents 26.1% and 23.3% of total revenue for the years ended March 31, 2018 and March 31, 2017, respectively.

On a consolidated basis, our net profit increased by 11.7% to ₹16,029 crore for the year ended March 31, 2018 from ₹14,353 crore in the previous year. This represents 22.7% and 21.0% of total revenue for the years ended March 31, 2018 and March 31, 2017, respectively.

The increase in net profit as a percentage of revenue for fiscal 2018 as compared to fiscal 2017 was primarily attributable to a reduction of 24.2% in tax expense and increase in other income of 3.7% partially offset by a decrease in operating profit as a percentage of revenue.

During the quarter ended December 31, 2017, on account of the conclusion of an APA with the US IRS, the Company has, in accordance with the APA, reversed income tax expense provision of US$ 225 million (₹1,432 crore) which pertains to previous periods which are no longer required.

10. Earnings per share (EPS)

The details of change in EPS on standalone and consolidated basis are as follows:

Particulars	Standalone			Consolidated		
	2018 (₹)	2017 (₹)	% increase	2018 (₹)	2017 (₹)	% increase
Basic	71.28	60.16	18.5	71.07	62.80	13.2
Diluted	71.25	60.15	18.5	71.00	62.77	13.1

Weighted average equity shares used in computing earnings per equity share are as follows:

Particulars	Standalone		Consolidated	
	2018	2017	2018	2017
Basic	226,63,43,802	229,69,44,664	225,53,32,322	228,56,39,447
Diluted	226,73,92,621	229,71,59,670	225,75,73,870	228,63,96,745

During the quarter ended December 31, 2017, on account of the conclusion of an APA with the US IRS, the Company has, in accordance with the APA, reversed income tax expense provision of US$ 225 million (₹1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 has increased, resulting in an increase in basic earnings per equity share by ₹5.88 per share on a consolidated basis and ₹5.85 per share on a standalone basis for the year ended March 31, 2018.

11. Segmental profitability

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented along both business segments and geographic segments. Business segments of the Group are primarily enterprises in Financial Services (FS), Manufacturing (MFG), Retail, Consumer packaged goods and Logistics (RCL), Energy & utilities, Communications and Services (ECS), Hi-tech (Hi-Tech), Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Business segments – standalone

in ₹ crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Segmental revenues								
2018	15,860	6,485	15,457	10,247	7,825	4,782	1,285	61,941
2017	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
Growth %	0.8	6.6	10.4	(0.3)	10.8	(2.4)	5.1	4.5
Segmental operating income								
2018	4,268	1,741	4,591	3,200	2,405	1,299	384	17,888
2017	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
Growth %	(0.5)	(1.6)	5.4	1.3	15.2	(4.1)	93.4	3.9
Segmental operating income (%)								
2018	26.9	26.9	29.7	31.2	30.8	27.2	29.9	28.9
2017	27.3	29.1	31.1	30.7	29.6	27.6	16.2	29.0

Geographical segments – standalone

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2018	38,984	14,426	1,861	6,670	61,941
2017	38,578	13,019	1,798	5,894	59,289
Growth %	1.1	10.8	3.5	13.1	4.5
Segmental operating income					
2018	10,884	4,011	864	2,129	17,888
2017	10,762	3,832	667	1,956	17,217
Growth %	1.1	4.7	29.6	8.8	3.9
Segmental operating income (%)					
2018	27.9	27.8	46.4	31.9	28.9
2017	27.9	29.4	37.1	33.2	29.0

Business segments – consolidated

in ₹ crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Segmental revenues								
2018	18,638	7,699	16,757	11,104	9,271	5,047	2,006	70,522
2017	18,555	7,507	15,430	11,225	8,437	5,122	2,208	68,484
Growth %	0.4	2.6	8.6	(1.1)	9.9	(1.4)	(9.2)	3.0
Segmental operating income								
2018	5,207	1,819	4,550	3,249	2,575	1,224	389	19,013
2017	5,209	1,848	4,431	3,249	2,308	1,277	292	18,614
Growth %	0.0	(1.6)	2.7	0.0	11.5	(4.1)	33.1	2.1
Segmental operating income (%)								
2018	27.9	23.6	27.1	29.3	27.8	24.3	19.4	27.0
2017	28.1	24.6	28.7	28.9	27.4	24.9	13.2	27.2

Geographical segments – consolidated

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2018	42,575	16,738	2,231	8,978	70,522
2017	42,408	15,392	2,180	8,504	68,484
Growth %	0.4	8.7	2.4	5.6	3.0
Segmental operating income					
2018	10,846	4,425	899	2,843	19,013
2017	10,991	4,150	736	2,737	18,614
Growth %	(1.3)	6.6	22.0	3.9	2.1

Particulars	North America	Europe	India	Rest of the World	Total
Segmental operating income (%)					
2018	25.5	26.4	40.3	31.7	27.0
2017	25.9	27.0	33.8	32.2	27.2

Overall segment profitability has marginally declined primarily on account of :

- Adverse currency impact of rupee appreciation, compensation increases and higher variable payouts
- Partially offset by cross-currency benefit, improved operational parameters – higher utilization, benefits on account of automation, lower onsite mix and optimization of general and administration costs etc.

12. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

On a standalone basis, the net cash generated from our operations was ₹12,475 crore and ₹10,478 crore for the years ended March 31, 2018 and March 31, 2017, respectively. Net cash flow from investing activities was ₹5,684 crore for the year ended March 31, 2018, while net cash used in investing activities was ₹13,494 crore for the year ended March 31, 2017. Net cash used in financing activities was ₹20,536 crore and ₹6,968 crore for the years ended March 31, 2018 and March 31, 2017, respectively.

On a consolidated basis, the net cash generated from our operations was ₹13,218 crore and ₹11,531 crore for the years ended March 31, 2018 and March 31, 2017, respectively. Net cash flow from investing activities was ₹4,452 crore for the year ended March 31, 2018, while net cash used in investing activities was ₹14,542 crore for the year ended March 31, 2017. Net cash used in financing activities was ₹20,505 crore and ₹6,939 crore for the years ended March 31, 2018 and March 31, 2017, respectively.

Our cash flows are robust and our operating cash flows have increased from ₹11,531 crore in fiscal 2017 to ₹13,218 crore in fiscal 2018.

Capital Allocation Policy

The Board, at its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term. The key aspects of the Capital Allocation Policy are :

i. The Board has decided to retain the current policy of returning up to 70% of the free cash flow of the corresponding fiscal in such manner, as may be decided by the Board from time-to-time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

ii. In addition to the above, out of the cash on the Balance Sheet, the Board has identified an amount of up to ₹13,000 crore (US$ 2 billion[1]) to be paid to shareholders in the following manner :

   – A special dividend of ₹10 per share ($0.15 per ADR[1]) resulting in a payout of approximately ₹2,600 crore (approximately US$ 400 million[1]) in June 2018

   – Identified an amount of up to approximately ₹10,400 crore (approximately US$ 1,600 million[1]) to be paid out to shareholders for the fiscal 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

(1) USD / INR exchange rate at 65.00

13. Related party transactions

These have been discussed in detail in *Note 2.23* to the standalone financial statements in this Annual Report.

14. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date. Refer to 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in *Board's report* for the Capital Allocation Policy, appointment of lead independent director and proposed acquisition of WongDoody.

IV. Opportunities and threats

Our strengths

Over the years, we have invested in building differentiated capabilities such as :

- Specific industry domain and technology expertise, and in methodologies such as Design Thinking and agile software development
- End-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management
- Intellectual property in software platforms and products such as Infosys Nia®, our flagship artificial intelligence platform, the Edge suite of products, Finacle® and McCamish that either amplify our own services or provide differentiated solutions for our clients' business processes
- Our Global Delivery Model for large-scale outsourcing of technology projects fueled by automation, intelligence and collaboration technologies. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and globally.

- Sophisticated service delivery and quality control processes, standards and frameworks
- Internal research and development teams that identify, develop and deploy new offerings leveraging next-generation technologies
- Ecosystem alliances with enterprise software companies and innovative startup companies
- Sales and client engagement teams that have resulted in deep, enduring and expansive relationships with our customers around the world
- High-quality global talent and leadership; and the infrastructure and systems to enable learning and education across the enterprise at scale.

With over three decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with:

Agile Digital at scale: Build new enterprise-wide capability that delivers new levels of business performance at one end and customer delight at the other

AI-powered core: A foundation of fully-automated processes and systems along with the vital insights to prioritize execution of change

Always-on learning: Drive continuous improvement by building and transferring digital skills and expertise along with ideas from a cross-section of industries and innovation ecosystems.

Our strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors.

We have embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

- Scale Agile Digital
- Energize the core
- Re-skill our people
- Expand localization

For more details on our strategy, refer to the *Board's report*.

Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors arising in new technologies who are focused on agility, flexibility and innovation.

We typically compete with other technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology-based solutions to business problems and from firms incumbent in market segments that we have recently entered.

We believe that the principal competitive factors in our business are:

- The ability to keep pace with ever-changing technology and how they apply to customer requirements
- The ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs
- The ability to articulate and demonstrate long-term value to existing and potential customers
- The ability to attract and retain high-quality management, technology professionals, and sales personnel
- The ability to effectively integrate global execution capabilities to deliver high-quality, seamless, scalable, cost effective services
- A strong and well-recognized brand
- A proven track record of performance excellence and customer satisfaction
- The financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers
- High ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

V. Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

- Spending on technology products and services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environment in the markets in which they operate.
- Economic slowdown or other factors may affect the economic health of the US, UK, EU, Australia or those industries where our revenues are concentrated.
- A large part of our revenues are dependent on our top clients, and the loss of any one of our major clients could significantly impact our business.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our share of business from clients and decrease our revenues and / or our profits.
- Our engagements with customers are typically singular in nature and do not necessarily provide for subsequent engagements.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.
- Our expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- Currency fluctuations and declining interest rates may affect the results of our operations.
- Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.
- Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our work with governmental agencies may expose us to additional risks.
- Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
- Our reputation could be at risk and we may be liable to our clients for damages caused by cyber security incidents.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and manmade disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Negative media coverage and public scrutiny may divert the time and attention of our board and management and adversely affect our reputation and the prices of our equity shares and ADSs.
- An increase in anti-outsourcing sentiments in certain countries in which we operate, including the US, UK, European Union and Australia, has led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.
- Given that a large number of our employees in the US, UK, European Union and other jurisdictions are working on visas, any restrictions on immigration may affect our ability to compete for and provide services to clients in these jurisdictions, which could hamper our growth or cause our revenues to decline and impact profitability.
- New and changing corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India do not give sufficient protection to software to the same extent as those in the US. We may or may not be successful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Attempts to fully address concerns of activist shareholders may divert the time and attention of our Management and Board of Directors and may impact the prices of our equity shares and ADSs.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- Our ability to acquire companies organized outside India depends on the approval of the RBI and / or the Government of India and failure to obtain this approval could negatively impact our business.

- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the US dollar value of any dividends we declare may be negatively affected by fluctuations in the US dollar to Indian rupee exchange rate.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the US against us or our affiliates.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

VI. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation services enable us to attract and retain some of the best talent.

Human capital

Our employees are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As at March 31, 2018, the Group employed 2,04,107 employees, of which 1,92,179 were professionals involved in service delivery to the clients, including trainees. During fiscal 2018, we added 3,743 new hires, net of attrition. The key aspects of our HR practice include recruitment, training and development, and compensation.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India, and through the need-based hiring of project leaders and middle management across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the US, UK, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2018, we received 15,40,498 employment applications, interviewed 1,43,872 applicants and extended offers of employment to 52,943 applicants. These statistics do not include our subsidiaries.

Training and development

The competency development of our employees continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology-led training efforts in multiple areas.

As part of our Foundation Program, we enhanced some of the existing courses and introduced new courses on Infosys Learning Platform (ILP). ILP was launched in the previous year, and we started reaping benefits in the form of enhanced learning among our fresh hires.

Our continuous education programs emphasize enhancing the relevance and effectiveness of learning. This year, we have enhanced hands-on-based assessments, and many courses have been launched on ILP for our existing employees, which resulted in enhanced reach of our enablement programs across the organization. We also enhanced Digital Tutor which enables sharing of experiential knowledge in video format. All these changes were incorporated to create a unique experience for learners at Infosys.

Compensation

Our technology professionals receive competitive salaries and benefits. We have also adopted a variable compensation program which links compensation to the Company and individual performance. In order to attract, retain and motivate talented and critical employees and to encourage employees to align individual performance with the Company objectives and reward employee performance with ownership, the Company granted share-based benefits to high-performing executives and mid-level managers.

Corporate governance report

Our corporate governance philosophy

Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance framework

Our corporate governance framework is guided by our core values – Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE) – and is based on the following principles:


CORPORATE GOVERNANCE AT INFOSYS
The Board as trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Integrity and transparency
Ensure transparency and maintain a high level of integrity
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Relationship with stakeholders
Communicate frequently with stakeholders, including clients, investors, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Effective corporate governance structure
Build simple and transparent processes driven by business needs of all stakeholders
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management

We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

As on March 31, 2018, the Board comprised nine members, of which six members are independent directors and one member is a non-executive, non-independent director. The non-executive, non-independent director is the Chairman of the Board. An independent director is the chairperson of each of the Board committees, namely audit, nomination and remuneration, stakeholders relationship, risk and strategy, finance and investment and corporate social responsibility (CSR) committees.

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as disclosures related to the leadership and governance of the Company.

Compliance with global guidelines and standards

Infosys has been a front-runner in complying with global best practices in corporate governance. Starting with the landmark Cadbury Report in the UK in 1992, the enactment of the Sarbanes-Oxley Act, 2002, and the Consumer Protection Act, we have been following and complying with the best practices of corporate governance over the years.

SEBI has notified the Listing Regulations on September 2, 2015. The Listing Regulations have incorporated the principles for corporate governance in line with the Organisation for Economic Co-operation and Development (OECD) principles. The Listing Regulations also provide broad principles for periodic disclosures by listed entities in line with the International Organization of Securities Commissions (IOSCO) principles. We are in compliance with all the applicable requirements of the Listing Regulations.

SEBI had constituted a committee on June 2, 2017, under the Chairmanship of Uday Kotak, to address corporate governance gaps and to enhance long-term standards necessary to shape a strong and resilient governance apparatus for listed companies in India. SEBI, at its board meeting held on March 28, 2018, accepted several recommendations of the Kotak Committee with and without modifications along with timelines for implementation. We substantially comply with the recommendations of the Kotak Committee accepted by SEBI.

During the year, the Company was rated in the leadership category in a corporate governance study conducted jointly by BSE Limited (BSE) and the International Finance Corp (IFC), a member of the World Bank Group, and Institutional Investors Advisory Services (IiAS), based on G20 / OECD principles which are globally accepted benchmarks for corporate governance.

We substantially comply with the Euroshareholders Corporate Governance Guidelines, 2000 and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the US. We also adhere to the United Nations Global Compact (UNGC) and the OECD principles.

Corporate governance guidelines

The Board has defined a set of corporate governance best practices and guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations as and when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines regularly to achieve our stated objectives. The guidelines can be accessed from our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf

A. Board composition

Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive, non-executive and independent directors to maintain its independence, and separate its functions of governance and management. Listing Regulations mandate that for a company with a non-executive chairman, who is a promoter, at least half of the Board should be independent directors. As on March 31, 2018, our Board comprised nine members, consisting of one non-executive, non-independent Chairman, two executive directors, and six independent directors. Independent directors constitute 67% of the Board's strength – more than the requirements of the Companies Act, 2013 and the Listing Regulations. Three out of nine members are women, making up 33% of the Board's strength. The Board periodically evaluates the need for change in its size and composition.

Size and composition of the Board


33%
67%
Non-executive and non-independent Chairman
Executive and whole-time directors
Independent directors
67%
33%
Women
Men
89%
11%
Indian
Foreign national

The average tenure of members on our Board is 2.6 years as of March 31, 2018. The average tenure of executive directors (whole-time directors) is 2.2 years, independent directors is 3.1 years and that of the non-executive, non-independent director is 0.6 years.

The average tenure of Board members in years as on March 31, 2018 was as follows:

Tenure on Board

Name of director	Original date of appointment	Tenure (in years) as on Mar 31, 2018	Term ending date	Subject to retirement by rotation
Non-executive and non-independent chairman				
Nandan M. Nilekani	Aug 24, 2017	0.6	NA	Yes
Executive / whole-time director				
Salil Parekh	Jan 02, 2018	0.2	Jan 01, 2023	Yes
U.B. Pravin Rao [1]	Jan 10, 2014	4.2	Aug 17, 2022	Yes
Average tenure		2.2		
Independent director				
Kiran Mazumdar-Shaw	Jan 10, 2014	4.2	Mar 31, 2019	–
Ravi Venkatesan [2]	Apr 15, 2011	7.0	Mar 31, 2019	–
Roopa Kudva	Feb 04, 2015	3.2	Feb 03, 2020	–
Dr. Punita Kumar-Sinha	Jan 14, 2016	2.2	Jan 13, 2021	–
D.N. Prahlad	Oct 14, 2016	1.5	Oct 13, 2021	–
D. Sundaram	Jul 14, 2017	0.7	Jul 13, 2022	–
Average tenure		3.1		


Average tenure (in years)
Non-executive, non-independent chairman
0.6
Executive / Whole-time directors
2.2
Independent directors
3.1
The Board
2.6

[1] Reappointed on August 18, 2017

[2] Reappointed on April 15, 2014

Chairman of the Board

Nandan M. Nilekani is the Chairman effective August 24, 2017.

R. Seshasayee resigned as Chairman effective August 24, 2017.

Ravi Venkatesan was the Co-chairman between April 13, 2017 and August 24, 2017.

Responsibilities of the Chairman, and the Chief Executive Officer and Managing Director

The Board, upon the recommendation of the nomination and remuneration committee, unanimously appointed Nandan M. Nilekani as the Chairman of the Board with effect from August 24, 2017 and Salil Parekh as the Chief Executive Officer and Managing Director (CEO & MD) with effect from January 2, 2018.

The responsibilities and authority of these officials are as follows:

The Chairman is the leader of the Board. As Chairman, he is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman will preside over meetings of the Board and of the shareholders of the Company.

The Chairman will take a lead role in managing the Board and facilitate effective communication among directors. He is responsible for matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors in fulfilling their responsibilities. The Chairman will provide independent leadership to the Board, identify guidelines for the conduct and performance of directors, and oversee the management of the Board's administrative activities, such as meetings, schedules, agenda, communication and documentation.

The Chairman will actively work with the nomination and remuneration committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

The CEO & MD is responsible for corporate strategy, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets, maintaining awareness of both the external and the internal competitive landscape, opportunities for expansion, customers, markets, new industry developments and standards, and acquisitions for enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders including Chief Operating Officer (COO), presidents and executive vice presidents as per the organization structure.

Lead Independent Director

The Board, at its meeting held on April 13, 2018, appointed Kiran Mazumdar-Shaw, chairperson of the nomination and remuneration committee and the CSR committee, as the Lead Independent Director. The role of the lead independent director is to provide leadership to the independent directors, liaise on behalf of the independent directors and ensure the Board's effectiveness to maintain high-quality governance of the organization and the effective functioning of the Board.

Role of the Board of Directors

The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic direction to the Company. As trustees, the Board has fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. The Board exercises its duties with care, skill and diligence, and exercises independent judgment. It sets strategic goals and seeks accountability for their fulfillment. It also directs and exercises appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.

Definition of independent directors

The Companies Act, 2013 and the Listing Regulations define an 'independent director' as a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. They also state that the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual and the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Board membership criteria

The nomination and remuneration committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth.

The age limit for a managing director / executive director is 60 years, while the age limit for an independent / non-executive director is 70 years. A director's term may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholders' approval by passing a special resolution, based on the explanatory statement annexed to the Notice for such motion indicating the justification for the extension of appointment beyond 60 or 70 years as the case may be.

Based on the disclosures received from all the independent directors and also in the opinion of the Board, the independent directors fulfill the conditions specified in Companies Act, 2013, NYSE listing manual and Listing Regulations and are independent of the Management.

Key Board qualifications, expertise and attributes

The Infosys Board comprises qualified members who bring in the required skills, competence and expertise that allow them to make effective contribution to the Board and its committees. The Board members are committed to ensuring that the Infosys Board is in compliance with the highest standards of corporate governance.

The table below summarizes the key qualifications, skills, and attributes which are taken into consideration while nominating candidates to serve on the Board.

Definitions of director qualifications	
Financial	Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions
Gender, ethnic, national, or other diversity	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide
Global business	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth
Technology	A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models
Mergers and acquisitions	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices
Sales and marketing	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation

In the table below, the specific areas of focus or expertise of individual Board members have been highlighted. However, the absence of a mark against a member's name does not necessarily mean the member does not possess the corresponding qualification or skill.

Key Board qualifications

Name of director	Area of expertise							
	Financial	Diversity [1]	Global business	Leadership	Technology	Mergers and acquisitions	Board service and governance	Sales and marketing
Nandan M. Nilekani Chairman	✓	✓	✓	✓	✓	✓	✓	✓
Salil Parekh Chief Executive Officer and Managing Director	✓	✓	✓	✓	✓	✓	–	✓
U.B. Pravin Rao Chief Operating Officer	✓	✓	✓	✓	✓	✓	✓	✓
Kiran Mazumdar-Shaw Lead Independent Director	✓	✓	✓	✓	–	✓	✓	✓
Ravi Venkatesan Independent Director	✓	✓	✓	✓	✓	✓	✓	✓
Roopa Kudva Independent Director	✓	✓	✓	✓	–	✓	✓	–
Dr. Punita Kumar-Sinha Independent Director	✓	✓	✓	✓	–	✓	✓	–
D.N. Prahlad Independent Director	✓	✓	✓	✓	✓	✓	✓	✓
D. Sundaram Independent Director	✓	✓	✓	✓	–	✓	✓	–

[1] Gender, ethnic, nationality, and others

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors. The committee, based on defined criteria, makes recommendations to the Board on the induction of new directors.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of familiarization program are also available on the Company's website at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2018.pdf.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$ 5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

Non-executive and independent directors of the Board are familiarized through various kinds of engagements such as:

Deep dives and immersion sessions: Deep dives and immersion sessions are conducted by senior executives on their respective business units. The business unit can be an industry vertical or a service offering unit. Key aspects that are covered in these sessions include:

- Industry / market and technology trends
- Competition
- The Company's performance
- Strategic bets and their progress
- Future outlook

Strategy retreat: As part of our annual strategy planning process, we organize a Management strategy retreat with the Board to deliberate on various topics related to strategic alternatives, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs required to achieve the Company's long-term objectives. Cross-functional teams develop each strategic theme, and each team is mentored by one or more Board members. This serves the dual purpose of providing a platform for Board members to bring their expertise to the projects, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme.

The above are specific mechanisms through which members of the Board are familiarized with the Company culture and operations. Apart from these, there could be additional meetings or sessions on demand on specific topics. All directors attend the familiarization programs as these are scheduled to coincide with the Board meeting calendar to give them an opportunity to attend.

The details of the training programs attended by Board members other than executive directors in fiscal 2018 are as follows:

Name of director	No. of training hours attended during fiscal 2018
Nandan M. Nilekani	11
Kiran Mazumdar-Shaw	12
Ravi Venkatesan	15
Roopa Kudva	15
Dr. Punita Kumar-Sinha	14
D.N. Prahlad	12
D. Sundaram	11
R. Seshasayee	3
Prof. Jeffrey S. Lehman	3
Prof. John W. Etchemendy	3
Total hours	99

Note: The training program for fiscal 2018 includes deep dive and immersion sessions on various topics such as cyber security, market trends on products and services, overview on regulations and disclosures, and strategy retreat.

Membership term

The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. The current law in India mandates that two-third of the non-independent directors be liable to retire by rotation every year, and one-third of them mandatorily retire by rotation, and qualifies the retiring members for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for reappointment on the passing of a special resolution by the shareholders.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through a peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators, based on which the independent directors, are evaluated include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct Board evaluation for fiscal 2018. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board members.

The Board evaluation was completed for fiscal 2018, and the summary of findings and recommendations was discussed on April 12 and 13, 2018.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in the senior management. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity.

By integrating workforce planning with strategic business planning, the Company puts the necessary financial and human resources in place so that its objectives can be met.

Our Board includes nine directors with broad and diverse skills and viewpoints to aid the Company in advancing its strategy. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Board and executive leadership compensation policy

In order to adapt to the changing business context and the highly competitive environment that we operate in, our executive compensation philosophy has evolved to reward long-term sustainable performance. Our Executive Compensation Policy moves away from a predominantly cash-based compensation structure to a total rewards structure where a significant portion of the rewards is in the form of stock incentives.

The nomination and remuneration committee determines and recommends to the Board the compensation payable to directors. All Board-level compensation is approved by the shareholders and disclosed separately in the financial statements. Remuneration for the executive directors comprises a fixed component and a variable component, including stock incentives. The committee makes a periodic appraisal of the performance of the executive directors based on a detailed performance matrix. The annual compensation of the executive directors is approved by the committee and placed before the shareholders at the shareholders' meeting / postal ballot.

The executive directors of the Company are entitled to an annual / half-yearly variable pay, including stock incentives, which is subject to the achievement of certain periodic milestones by the Company, as determined by the Board. The Board may reserve the authority to set such milestones on a GAAP or non-GAAP basis.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

In accordance with the Listing Regulations, no employee of the Company, including key managerial personnel or promoter, may enter into an agreement for himself, or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, unless it has been approved by a majority of the shareholders by way of an ordinary resolution. In such general meeting, those persons who are affected by such resolutions shall abstain from voting.

Remuneration to directors in fiscal 2018

in ₹ crore

Name of director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[1]	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive, non-independent director							
Nandan M. Nilekani[2]	–	–	–	–	–	–	–
Executive directors							
Salil Parekh[3][4]	1.41	0.09	1.50	[5] 2.48	–	–	3.98
U.B. Pravin Rao[6]	4.23	0.18	4.41	3.81	[7] –	–	8.22
Dr. Vishal Sikka[8][9]	4.62	0.18	4.80	1.34	[10] 6.78	–	12.92
Independent directors							
Kiran Mazumdar-Shaw	–	–	–	–	–	1.00	1.00
Ravi Venkatesan	–	–	–	–	–	1.43	1.43
Roopa Kudva	–	–	–	–	–	0.97	0.97
Dr. Punita Kumar-Sinha	–	–	–	–	–	1.33	1.33
D.N. Prahlad	–	–	–	–	–	0.95	0.95
D. Sundaram[11]	–	–	–	–	–	0.70	0.70
R. Seshasayee[12]	–	–	–	–	–	0.84	0.84
Prof. Jeffrey S. Lehman[12]	–	–	–	–	–	0.89	0.89
Prof. John W. Etchemendy[12]	–	–	–	–	–	0.60	0.60

Notes: The details in the above table are on accrual basis. For details on the number of equity shares held by the directors, refer to *Annexure 6* to the *Board's report*.

[1] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2018 is mentioned in the notes below.

[2] Appointed as Chairman effective August 24, 2017. He voluntarily chose not to receive any remuneration for his services rendered to the Company.

[3] Appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders vide a postal ballot concluded on February 20, 2018.

[4] Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh is eligible to receive the following under the 2015 Plan,

a) an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date

b) a one-time grant of RSUs of fair value ₹9.75 crore which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and

c) an annual grant of performance-based RSUs of fair value ₹13 crore which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 28,256 RSUs and a one-time, time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

[5] Includes variable pay for the period from January 2, 2018 to March 31, 2018 is paid at an amount equal to 100% of target variable pay.

[6] Appointed as Interim Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently, on January 2, 2018, re-designated as Chief Operating Officer and Whole-time Director. The salary remains unchanged on the appointment and redesignation.

(7) On March 31, 2017, the shareholders vide a postal ballot approved a revision in the salary of U.B. Pravin Rao, COO and Whole-time Director, effective November 1, 2016. Based on fiscal 2016 performance, the nomination and remuneration committee, at its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs, amounting to ₹4 crore to U.B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs were granted effective May 2, 2017.

(8) Resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017.

(9) Includes US$0.25 million (approximately ₹1.60 crore) and US$0.21 million (approximately ₹1.34 crore) as part of 90 days base pay in lieu of notice and variable pay, respectively, for fiscal 2018 on account of resignation.

(10) Perquisite value of stock incentives on account of exercise of 70,772 RSUs. Consequent to his resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance-based awards) granted to him were forfeited.

(11) Appointed effective July 14, 2017.

(12) Resigned effective August 24, 2017

Non-executive / independent directors' remuneration (commission)

Shareholders, at the 34th Annual General Meeting (AGM) held on June 22, 2015, approved a sum not exceeding 1% of the net profits of the Company per annum calculated in accordance with the provisions of Section 198 of the Act, to be paid and distributed among some or all of the directors of the Company (other than the Managing Director and whole-time directors) in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

We have paid ₹8.71 crore to our independent directors for the year ended March 31, 2018. Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company. Additionally, independent directors are also reimbursed for expenses incurred in performance of official duties. The aggregate amount was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	0.49	75,000
Board / committee attendance fee (1)	0.16	25,000
Non-executive chairman fee	0.98	1,50,000
Chairperson – audit committee	0.20	30,000
Members – audit committee	0.13	20,000
Chairperson – other committees	0.13	20,000
Members – other committees	0.07	10,000
Travel fee (per meeting) (2)	0.07	10,000
Incidental fees (per meeting) (3)	0.01	1,000

Notes: 1 US$ = ₹65.18 as on March 31, 2018

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend the four quarterly Board meetings and the AGM.

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Employment agreements with executive directors

Salil Parekh, Chief Executive Officer and Managing Director

The Company entered into an executive employment agreement with Salil Parekh effective January 2, 2018. The agreement is available on our website, at https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf. The shareholders approved the appointment and key terms of the agreement with Salil Parekh as CEO & MD, vide a postal ballot concluded on February 20, 2018. The postal ballot notice is available on our website, at https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf

U.B. Pravin Rao, Chief Operating Officer and Whole-time Director

The Company entered into an executive employment agreement with U.B. Pravin Rao effective November 1, 2016. The agreement is available on our website, at https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2018.pdf. The shareholders approved the revised terms of agreement with U.B. Pravin Rao vide a postal ballot concluded on March 31, 2017. The postal ballot notice is available on our website, at https://www.infosys.com/investors/Documents/postal-ballot-notice-feb2017.pdf.

Further, upon the resignation of Dr. Vishal Sikka, the Board appointed U.B. Pravin Rao, as Interim Chief Executive Officer and Managing Director at its meeting held on August 18, 2017. However, there was no change in the remuneration and terms of the employment agreement. With the appointment of Salil Parekh as Chief Executive Officer and Managing Director, the Board, at its meeting held on December 2, 2017, re-designated U.B. Pravin Rao as Chief Operating Officer and Whole-time Director with effect from January 2, 2018. His re-designation was also approved by the shareholders through a postal ballot concluded on February 20, 2018. The postal ballot notice is available on our website, at https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf

Indemnification and mutual release agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts

incurred by any such person in any action or proceeding, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer, expenses in relation to public relation consultation if required. The agreements for mutual release of claims were entered by the Company with R. Seshasayee, Prof. Jeffrey Lehman and Prof. John Etchemendy at the time of their resignations from the Board. A separation agreement was entered with Dr. Vishal Sikka at the time of his resignation which includes mutual release and non-disparagement obligation.

Memberships in other boards

An executive director may, with the prior consent of the Chairman of the Board, serve on the Board of two other business entities, provided that such business entities are not in direct competition with our operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business or the key economic institutions of the nation, or whose prime objective is to benefit society.

Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices.

The composition of the Board, and directorships held, as on March 31, 2018 are as follows :

Name of the director	Designation	Age	India-listed companies[1]	All companies around the world[2]	Committee memberships[3]	Chairperson of committees[3]
Non-executive, non-independent director						
Nandan M. Nilekani		62	1	5	–	–
Whole-time directors						
Salil Parekh	Chief Executive Officer and Managing Director	53	1	1	–	–
U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	56	1	2	–	–
Independent directors						
Kiran Mazumdar-Shaw[4]	Lead Independent Director	65	6	16	3	–
Ravi Venkatesan	Independent Director	55	2	2	1	1
Roopa Kudva	Independent Director	54	1	3	3	–
Dr. Punita Kumar-Sinha	Independent Director	55	6	10	6	2
D.N. Prahlad	Independent Director	62	1	7	–	1
D. Sundaram	Independent Director	65	4	8	3	4

Notes : There are no *inter-se* relationships between our Board members.

(1) Including directorship in Infosys Limited

(2) Directorship in companies around the world (listed, unlisted and private limited companies), including Infosys Limited and its subsidiaries

(3) As required by Regulation 26 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the disclosure includes membership / chairpersonship of the audit committee and stakeholders relationship committee in Indian public companies (listed and unlisted).

(4) Appointed as Lead Independent Director effective April 13, 2018

B. Board meetings

Scheduling and selection of agenda items for Board meetings

The dates of Board meetings for the next fiscal are decided in advance and published in the Annual Report as part of *Shareholder information*. The non-executive Chairman of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO & MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM. Additional meetings are held when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the Board meeting, or whenever the need arises for transacting business. The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other current and planned future commitments do not materially interfere with their responsibilities with us. During the year ended March 31, 2018, 11 Board meetings were held. These were held on April 12-13, 2017; June 24, 2017; July 13-14, 2017; August 3, 2017; August 18, 2017; August 19, 2017; August 24, 2017; August 25, 2017; October 23-24, 2017; December 2, 2017; January 11-12, 2018.

Attendance of directors during fiscal 2018

Board meeting and AGM attendance of directors during 2017-18

Name of director	AGM June 24, 2017	Board meeting number 1	2	3	4	5	6	7	8	9	10	11	Held during tenure (A)	Attended (B)	% of attendance (B / A)
Nandan M. Nilekani [1]	–	–	–	–	–	–	–	Attended	Attended	Attended	Attended	Attended	5	5	100
Salil Parekh [2]	–	–	–	–	–	–	–	–	–	–	–	Attended	1	1	100
U.B. Pravin Rao [3]	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Audio	Attended	11	10	91
Kiran Mazumdar-Shaw [5]	Attended	Attended	Attended	Attended	Attended	Leave	Attended	Attended	Audio	Attended	Attended	Attended	11	9	82
Ravi Venkatesan [4]	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Leave	Attended	11	10	91
Roopa Kudva	Attended	Attended	Attended	Attended	Leave	Attended	Attended	Attended	Attended	Leave	Attended	Attended	11	9	82
Dr. Punita Kumar-Sinha	Attended	Attended	Attended	Attended	Leave	Attended	Attended	Attended	Attended	Attended	Attended	Attended	11	10	91
D.N. Prahlad	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	11	11	100
D. Sundaram [6]	–	–	–	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	9	9	100
R. Seshasayee [7]	Attended	Attended	Attended	Attended	Leave	Attended	Attended	Attended	–	–	–	–	7	6	86
Dr. Vishal Sikka [8]	Attended	Attended	Attended	Attended	Audio	Attended	Audio	Attended	–	–	–	–	7	5	71
Prof. Jeffrey S. Lehman [9]	Leave	Attended	Leave	Attended	Leave	Audio	Attended	Attended	–	–	–	–	7	4	57
Prof. John W. Etchemendy [9]	Attended	Attended	Attended	Attended	Leave	Attended	Attended	Attended	–	–	–	–	7	6	86

Attended: Attended in person / through video conference Leave: Leave of absence Audio: Attended through audio conference (not counted for quorum and for calculating % of attendance)

(1) Appointed as non-executive, non-independent director and Chairman of the Board effective August 24, 2017

(2) Appointed as CEO & MD effective January 2, 2018

(3) Appointed as Interim CEO & MD effective August 18, 2017 and re-designated as COO and Whole-time Director effective January 2, 2018

(4) Appointed as Co-Chairman of the Board effective April 13, 2017 and resigned as Co-Chairman of the Board effective August 24, 2017

(5) Appointed as Lead Independent Director effective April 13, 2018

(6) Appointed as independent director effective July 14, 2017

(7) Resigned as Chairman and independent director effective August 24, 017

(8) Resigned as CEO & MD effective August 18, 2017 and as director and executive vice chairman effective August 24, 2017

(9) Resigned as independent directors effective August 24, 2017

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval periodically. Strategic and operating plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. Deep dive and immersion sessions are conducted by senior executives in their respective business units. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Meeting of independent directors

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management.

Even before the Companies Act, 2013 came into effect, our Board's policy mandated quarterly meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resource matters and performance of the executive members of the Board, including the Chairman.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and its directors, the Management, subsidiaries or relatives, except for those disclosed in the Board's report. Detailed information on materially significant related party transactions is enclosed as *Annexure 2* to the *Board's report*.

C. Board committees

The Board, as on March 31, 2018, had six committees: audit committee, corporate social responsibility (CSR) committee, nomination and remuneration committee, risk and strategy committee, stakeholders relationship committee and finance and investment committee. All committees except the CSR committee consist entirely of independent directors.

Board and committee composition

Name of director	Board	Audit committee	Risk and strategy committee	Nomination and remuneration committee	Stakeholders relationship committee	Corporate social responsibility committee	Finance and investment committee[1]
Nandan M. Nilekani	Chairperson						
Salil Parekh	Member						
U.B. Pravin Rao	Member					Member	
Kiran Mazumdar-Shaw	Member		Member	Chairperson		Chairperson	Member
Ravi Venkatesan	Member	Member	Member	Member	Chairperson		
Roopa Kudva	Member	Member			Member	Member	Member
Dr. Punita Kumar-Sinha	Member	Member			Member	Member	Chairperson
D.N. Prahlad	Member		Chairperson	Member			Member
D. Sundaram	Member	Chairperson	Member	Member			
Total no. of members	9	4	4	4	3	4	4

Chairperson Member

(1) Dissolved effective April 13, 2018.

Note: The committee of directors, constituted on April 13, 2017, was dissolved effective January 12, 2018.

The Board, in order to execute the buyback procedures, had on August 19, 2017 formed the buyback committee comprising three directors, CFO, Deputy CFO, Group General Counsel and Company Secretary as members of the committee.

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The non-executive chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

1. Audit committee

Our audit committee comprised four independent directors as on March 31, 2018:

- D. Sundaram, *Chairperson and Financial Expert*
- Roopa Kudva
- Ravi Venkatesan
- Dr. Punita Kumar-Sinha

D. Sundaram was appointed as member of the committee effective July 14, 2017 and Chairperson of the committee effective October 24, 2017.

Dr. Punita Kumar-Sinha was appointed as a member of the committee effective July 14, 2017.

Roopa Kudva ceased to be Chairperson of the committee effective October 24, 2017 but continued as a member of the committee.

Ravi Venkatesan ceased to be a member of the committee effective July 14, 2017 and was re-appointed as a member of the committee effective October 24, 2017.

Prof. Jeffrey S. Lehman. and R. Seshasayee ceased to be members of the committee effective August 24, 2017.

The Company Secretary acts as the secretary to the audit committee.

The primary objective of the audit committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors, and notes the processes and safeguards employed by each of them. The audit committee is responsible to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures are taken by the committee to ensure the objectivity and independence of the independent auditors.

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the NYSE, Euronext Paris and Euronext London. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee

charter. The audit committee charter containing exhaustive terms of reference was amended on April 13, 2018 and is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The Board accepted all recommendations made by the audit committee during the year.

Audit committee attendance

The audit committee held seven meetings during the year ended March 31, 2018. These were held on April 12, 2017, July 12 & 13, 2017, August 18, 2017, August 24, 2017, October 23 & 24, 2017, January 11 & 12, 2018 and March 16, 2018. The attendance details of the audit committee meetings are as follows:

Audit committee meeting

Name of director	Committee meeting number							Held during tenure (A)	Attended (B)	% of attendance (B / A)
	1	2	3	4	5	6	7			
D. Sundaram	–	–	Attended	Attended	Attended	Attended	Attended	5	5	100
Roopa Kudva	Attended	Attended	Attended	Attended	Leave of absence	Attended	Attended	7	6	86
Ravi Venkatesan	Attended	Attended	–	–	–	Attended	Attended	4	4	100
Dr. Punita Kumar-Sinha	–	–	Attended	Attended	Attended	Attended	Attended	5	5	100
Prof. Jeffrey S. Lehman	Attended	Attended	Attended through audio conference	Attended	–	–	–	4	3	75
R. Seshasayee	Attended	Attended	Attended	Attended	–	–	–	4	4	100

Attended in person / through video conference | Leave of absence | Attended through audio conference (not counted for quorum and for calculating % of attendance)

Audit committee report for the year ended March 31, 2018

The audit committee is guided by the charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on April 13, 2018 to keep it relevant to the current composition and functions of the committee.

The audit committee helps the Board monitor the Management's financial reporting process, and ensure that the disclosures are not only accurate and timely, but follow the highest levels of transparency, integrity and quality of financial reporting. The committee also oversees the work of the internal and the independent auditors, and reviews the processes and safeguards employed by them. The audit committee is responsible for recommending selection, evaluation and, where appropriate, replacement of the independent auditors in accordance with the law. It recommends to the Board the remuneration and terms of appointment of the internal, secretarial and independent auditors. All possible measures are taken by the committee to ensure the objectivity and independence of the independent auditors. In addition, the committee reviews the policies, processes and controls relating to the valuation of undertakings or assets of the Company that are carried out as and when required.

The committee is comprised solely of independent directors and fulfills the requirements of audit committee charter, as well as Section 149 of the Companies Act, 2013, Regulation 18 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations and NYSE guidelines. The committee complies with the SEBI Listing Regulations, NYSE Euronext London and Euronext Paris exchange rules relating to its composition, independence of its members, disclosures relating to non-independent members, financial expertise of members and the audit committee charter. To carry out its responsibilities efficiently and transparently, the committee relies on the Management's financial expertise, and that of the internal and the independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The audit committee met seven times and also held several meetings throughout the year over telephone calls for timely resolution of issues during fiscal 2018. The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the committee. The committee held discussions with the auditors (whenever necessary, without any member of the Management being present) regarding the Company's audited financial statements and sought the auditors' judgment about the quality and applicability of the accounting principles, the reasonableness of significant judgment and the adequacy of disclosures in the financial statements. The Committee also reviewed with independent auditors the nature and scope of audit coverage, to ascertain adequacy and appropriateness. They also reviewed the management discussion and analysis of financial condition and results of operations.

The committee also discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200. Besides discussing the overall scope and plan for the internal audit, and requirements of SEC, SEBI and other regulatory bodies, the committee also reviewed

the adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs. As part of continuous improvements, a revision to the Code of Conduct and Ethics was recommended to the Board and was duly approved. The Committee also reviewed the other financial policies including the Treasury Policy, covering instruments and foreign currency hedges. The committee, on a periodic basis, reviewed the process adopted by the Management on impairment of assets including financial assets and goodwill.

The committee granted omnibus approval for the related party transactions proposed to be entered into by the Company during fiscal 2018. On a periodic basis, the committee reviewed and approved transactions of the Company with related parties and recommended the Board for approval as and when necessary.

During the year, the Committee reviewed and approved the Capital Allocation policy and recommended to the Board for adoption.

The committee monitored and reviewed investigations of the whistleblower complaints received during the year.

During the year, the committee also recommended the Board to submit a settlement application with SEBI for matters pertaining to severance agreement with the Company's former CFO.

The committee also recommended the Board to delist the Company's American Depositary Receipts from Euronext London and Paris.

The Board dissolved the Finance and Investment Committee and deliberated that the roles and responsibilities of the Finance and Investment Committee will be overseen by the audit committee, effective April 13, 2018.

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the committee has recommended the following to the Board :

- The audited financial statements of Infosys Limited prepared in accordance with Ind AS for the year ended March 31, 2018 be accepted by the Board as a true and fair statement of the financial status of the Company.
- The audited consolidated financial statements of Infosys Limited and its subsidiaries prepared in accordance with Ind AS for the year ended March 31, 2018 be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements of Infosys Limited and its subsidiaries prepared in Indian rupee in accordance with IFRS for the quarter and year ended March 31, 2018 be accepted by the Board as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements of Infosys Limited and its subsidiaries prepared in US dollar in accordance with IFRS for the year ended March 31, 2018, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission (SEC).
- Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ('Deloitte') was appointed as the statutory auditors of the Company to hold office for a period of five consecutive years from the conclusion of the 36th AGM held on June 24, 2017, till the conclusion of the 41st AGM to be held in 2022, subject to ratification by shareholders at the general meeting or as may be necessitated by the Act from time to time. The first year of audit was of the financial statements for the year ending March 31, 2018, which included the audit of the quarterly financial statements for the year. Accordingly, the committee recommended the appointment of Deloitte to be placed before the shareholders for ratification.
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ended March 31, 2019, to review various operations of the Company.
- The committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.
- The appointment of Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as secretarial auditor for the year ending March 31, 2019 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013.

Relying on its review and the discussions with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS, and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Bengaluru
April 13, 2018

D. Sundaram
Chairperson

2. Corporate social responsibility (CSR) committee

Our CSR committee comprises three independent directors and the COO and Whole-time Director as members as on March 31, 2018:

- Kiran Mazumdar-Shaw, *Chairperson*
- U.B. Pravin Rao
- Roopa Kudva
- Dr. Punita Kumar-Sinha

Kiran Mazumdar-Shaw was appointed as Chairperson of the committee effective August 26, 2017.

U.B. Pravin Rao and Roopa Kudva were appointed as members of the committee effective August 26, 2017.

Dr. Punita Kumar-Sinha was appointed as a member of the committee effective October 24, 2017.

R. Seshasayee ceased to be Chairperson of the committee effective August 24, 2017.

Dr. Vishal Sikka ceased to be a member effective August 24, 2017.

Prof. John W. Etchemendy was appointed as a member of the committee effective July 14, 2017 and ceased to be a member effective August 24, 2017.

While aiming to generate maximum profit for our shareholders through the year, we also focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

The CSR committee was set up to formulate and monitor the CSR policy of the Company. The CSR committee adopted a policy that outlines the Company's objective of catalyzing economic development that positively improves the quality of life for the society, and aims to be a responsible corporate citizen and create positive impact through its activities on the environment, communities and stakeholders.

The CSR committee is also responsible for overseeing the activities / functioning of the Infosys Foundation and Infosys Foundation USA in identifying the areas of CSR activities, programs and execution of initiatives as per pre-defined guidelines. The Foundations, in turn, guide the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures (internal / external) on a periodic basis.

The CSR committee charter and the CSR policy of the Company are available on our website, at http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.

CSR committee attendance

The committee held four meetings during the year ended March 31, 2018. These were held on April 12, 2017, July 13, 2017, October 19, 2017 and January 3, 2018. The attendance details of the committee meetings are as follows:

CSR committee meeting

Name of director	Committee meeting number				Held during tenure (A)	Attended (B)	% of attendance (B / A)
	1	2	3	4			
Kiran Mazumdar-Shaw	Attended in person / through video conference	Attended in person / through video conference	Attended in person / through video conference	Attended in person / through video conference	4	4	100
U.B. Pravin Rao	–	–	Attended in person / through video conference	Attended in person / through video conference	2	2	100
Roopa Kudva	–	–	Attended through audio conference	Attended in person / through video conference	2	1	50
Dr. Punita Kumar-Sinha	–	–	–	Attended in person / through video conference	1	1	100
R. Seshasayee	Attended in person / through video conference	Attended in person / through video conference	–	–	2	2	100
Dr. Vishal Sikka	Attended in person / through video conference	Attended in person / through video conference	–	–	2	2	100

Attended in person / through video conference — Attended through audio conference (not counted for quorum and for calculating % of attendance)

CSR committee report for the year ended March 31, 2018

The CSR report, as required under the Companies Act, 2013 for the year ended March 31, 2018 is attached as *Annexure 7* to the *Board's report*.

The committee on a periodic basis reviewed and approved the budget and disbursement for Infosys Foundation and Infosys Foundation USA.

3. Nomination and remuneration committee

Our nomination and remuneration committee comprised four independent directors as on March 31, 2018:

- Kiran Mazumdar-Shaw, *Chairperson*
- D.N. Prahlad
- Ravi Venkatesan
- D. Sundaram

Kiran Mazumdar-Shaw was appointed as Chairperson, while Ravi Venkatesan and D. Sundaram were appointed as members of the committee effective July 14, 2017.

R. Seshasayee ceased to be member of the committee effective July 14, 2017.

Prof. Jeffrey S. Lehman ceased to be Chairperson of the committee effective July 14, 2017 and ceased to be a member of the committee effective August 24, 2017.

Prof. John W. Etchemendy ceased to be a member of the committee effective August 24, 2017.

The purpose of the committee is to screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors, consistent with criteria approved by the Board, and to recommend, for approval by the Board, nominees for election at the AGM. It also designs, benchmarks and continuously reviews the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals. The committee also reviews and approves senior executive compensation to ensure it is competitive in the global markets in which we operate to attract and retain the best talent.

The committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The committee annually reviews and approves for the CEO & MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus including the specific performance-based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

It reviews and discusses all matters pertaining to candidates and evaluates the candidates, and coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a periodic basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The committee charter and policy are available on our website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.

Nomination and remuneration committee attendance

The committee held eight meetings during the year ended March 31, 2018. These were held on April 12, 2017, July 13 & 14, 2017, August 18, 2017, August 24, 2017, August 25, 2017, October 23, 2017, November 22, 2017 and January 11, 2018. The attendance details of the committee meetings are as follows:

Nomination and remuneration committee meeting

Name of director	Committee meeting number								Held during tenure (A)	Attended (B)	% of attendance (B / A)
	1	2	3	4	5	6	7	8			
Kiran Mazumdar-Shaw	Attended	Attended	Leave of absence	Attended	Audio conference	Attended	Attended	Attended	8	6	75
D.N. Prahlad	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	8	8	100
Ravi Venkatesan	–	Attended	Attended	Attended	Attended	Attended	Leave of absence	Attended	7	6	86
D. Sundaram	–	Attended	Attended	Attended	Attended	Attended	Audio conference	Attended	7	6	86
R. Seshasayee	Attended	–	–	–	–	–	–	–	1	1	100
Prof. Jeffrey S. Lehman	Attended	Attended	Audio conference	Attended	–	–	–	–	4	3	75
Prof. John W. Etchemendy	Attended	Attended	Attended	Attended	–	–	–	–	4	4	100

Attended in person / through video conference; Leave of absence; Attended through audio conference (not counted for quorum and for calculating % of attendance)

Nomination and remuneration committee report for the year ended March 31, 2018

The committee oversees key processes through which the Company recruits new members to its Board, and also the processes through which the Company recruits, motivates and retains outstanding senior management and oversees the Company's overall approach to human resources management.

During the year, the committee nominated Nandan M. Nilekani as the non-executive, non-independent director and Chairman of the Board, D. Sundaram as an independent director and Salil Parekh as the Chief Executive Officer and Managing Director. The committee also recommended the terms and conditions for the CEO's appointment. Director profiles are available on the Company's website, at https://www.infosys.com/about/management-profiles/Pages/index.aspx.

The committee recommended the appointment of Egon Zehnder to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during the financial year ending March 31, 2018. The outcome was shared and discussed with the committee and the Board.

Following the provisions of the Companies Act, 2013, U.B. Pravin Rao will retire at the ensuing AGM. The committee considered his performance and recommended that shareholders approve the necessary resolution for his reappointment.

As part of the ongoing process, the committee reviewed the composition and structure of Board committees. It suggested certain changes to the composition of the committees from time to time. Further, the committee recommended the dissolution of the committee of directors with effect from January 12, 2018, and the dissolution of the finance and investment committee with effect from April 13, 2018. The roles and responsibilities of the finance and investment committee will be included as part of the audit committee charter.

The committee designated Inderpreet Sawhney, Group General Counsel as an executive officer and key managerial personnel under Ind AS 24 for the purpose of reporting under SEC rules.

The committee also reviewed the existing tenure of all its directors and criteria for the appointment of directors, undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel. Substantial focus was placed on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees.

Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year with a view to attracting and retaining the best talent, encouraging employees to align individual performance with the Company objectives, promoting increased participation by them in the growth of the Company, and aligning with shareholder value creation.

The committee reviewed various initiatives undertaken by the Company to ensure the safety, security and wellbeing of employees, as well as their overall development through learning programs and on-the-job training. The committee also gave broad directions to guide the overall leadership development plans of the Company.

The committee identified ongoing training and education programs to ensure that the non-executive directors are provided with adequate information regarding the business, the industry, and their legal responsibilities and duties.

Sd/-

Bengaluru
April 12, 2018

Kiran Mazumdar-Shaw
Chairperson

4. Risk and strategy committee

Our risk and strategy committee comprised four independent directors as on March 31, 2018:

- D.N. Prahlad, *Chairperson*
- D. Sundaram
- Kiran Mazumdar-Shaw
- Ravi Venkatesan

D.N. Prahlad was appointed as Chairperson of the committee effective July 14, 2017 and consequently, Ravi Venkatesan ceased to be the Chairperson but continued as a member.

D. Sundaram was appointed as a member of the committee effective July 14, 2017.

Dr. Punita Kumar-Sinha and Roopa Kudva ceased to be members of the committee effective July 14, 2017.

Prof. John W. Etchemendy ceased to be a member effective August 24, 2017.

The purpose of the risk and strategy committee is to assist the Board in fulfilling its responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk and strategy committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

The risk and strategy committee charter is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf. Further, the risk and strategy framework of the Company is part of the *Risk Management Report* section of the Annual Report.

Risk and strategy committee attendance

The risk and strategy committee held four meetings during the year ended March 31, 2018. These were held on April 12, 2017, July 13, 2017, October 23, 2017, and January 11, 2018. The attendance details of the risk and strategy committee meetings are as follows:

Risk and strategy committee meeting

Name of director	Committee meeting number				Held during tenure (A)	Attended (B)	% of attendance (B / A)
	1	2	3	4			
D.N. Prahlad	✓	✓	✓	✓	4	4	100
D. Sundaram	–	–	✓	✓	2	2	100
Kiran Mazumdar-Shaw	✓	✓	✓	✓	4	4	100
Ravi Venkatesan	✓	✓	✓	✓	4	4	100
Roopa Kudva	✓	✓	–	–	2	2	100
Dr. Punita Kumar-Sinha	✓	✓	–	–	2	2	100
Prof. John W. Etchemendy	✓	✓	–	–	2	2	100

✓ Attended in person / through video conference

Risk and strategy committee report for the year ended March 31, 2018

The risk and strategy committee reviewed the Company's progress on strategy execution, its risk management practices and activities on a quarterly basis. This included a review of strategic programs for the achievement of short and long-term business objectives covering growth, profitability, business model, talent, leadership and operational excellence of various business units. The committee reviewed the top strategic, operational and compliance risks associated with achieving these business objectives, and the actions taken to address these risks. The committee performed these reviews using the Company's enterprise risk management framework, the corporate strategy execution scorecard and trend lines of top risks.

In accordance with the scheduled annual calendar, the committee reviewed strategy and risk management in the areas of momentum of new services, software, automation, US talent localization, cyber security, employee engagement, critical project risks including GSTN project, insourcing trends, leadership development, shareholder concerns, service delivery risks, cost optimization, and immigration regulation risk. The members of the committee conducted deep dive exercises in the above areas through the year.

Further, the committee reviewed the Company's enterprise risk management framework, processes used to identify top strategic, operational and compliance-related risks, trend lines of top risks in terms of impact, likelihood of occurrence, potential exposure and progress of mitigation actions. The committee prioritized the critical risk areas and refreshed its approach towards risk mitigation.

The committee shared regular updates with the Board regarding all aspects of strategy and risk management. While acknowledging the competitive and dynamic nature of the business environment, and based on the information made available to it, the committee believes that the Infosys risk framework, along with risk assessment, monitoring, mitigation and reporting practices, is adequate to effectively manage the foreseeable material risks.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk and strategy committee charter.

Sd/-

Bengaluru
April 12, 2018

D.N. Prahlad
Chairperson

5. Stakeholders relationship committee

The stakeholders relationship committee has the mandate to review and redress stakeholder grievances.

Our stakeholders relationship committee comprised three independent directors as on March 31, 2018:

- Ravi Venkatesan, *Chairperson*
- Roopa Kudva
- Dr. Punita Kumar-Sinha

Ravi Venkatesan was appointed as Chairperson of the committee effective July 14, 2017.

Roopa Kudva and Dr. Punita Kumar-Sinha were appointed as members of the committee effective July 14, 2017.

Kiran Mazumdar-Shaw was appointed as a member of the committee effective July 14, 2017 and ceased to be a member effective October 24, 2017.

D.N. Prahlad ceased to be a member of the committee effective July 14, 2017.

Prof. John W. Etchemendy ceased to be a member of the committee effective July 14, 2017.

Prof. Jeffrey S. Lehman ceased to be Chairperson of the committee effective July 14, 2017.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, with effect from December 1, 2015 and the Nodal Officer for the purpose of IEPF Regulations.

Stakeholders relationship committee attendance

The stakeholders relationship committee held four meetings during the year ended March 31, 2018. These were held on April 13, 2017, July 14, 2017, October 23, 2017 and January 11, 2018. The attendance details of the stakeholders relationship committee meetings are as follows:

Stakeholders relationship committee meeting

Name of director	Committee meeting number				Held during tenure (A)	Attended (B)	% of attendance (B / A)
	1	2	3	4			
Ravi Venkatesan	Attended	Attended	Attended	Attended	4	4	100
Roopa Kudva	–	Attended	Leave of absence	Attended	3	2	67
Dr. Punita Kumar-Sinha	–	Attended	Attended	Attended	3	3	100
Kiran Mazumdar-Shaw	–	Attended	Attended	–	2	2	100
Prof. John W. Etchemendy	Attended	–	–	–	1	1	100
D.N. Prahlad	Leave of absence	–	–	–	1	0	0
Prof. Jeffrey S. Lehman	Attended	Attended	–	–	2	2	100

Attended in person / through video conference   Leave of absence

Stakeholders relationship committee report for the year ended March 31, 2018

The committee assists the Board and the Company in maintaining healthy relationships with all stakeholders. The committee oversees the mechanisms for redressing grievances and complaints from stakeholders including shareholders, debenture holders, other security holders, vendors, customers, employees and others.

During the year, the committee reviewed reports on environment, health and safety. They also took note of the vendor partner satisfaction survey conducted by a third-party consultant and took note of updates on the various sustainability initiatives undertaken by the Company.

During the year, the Company initiated a shareholder consultation process. The specific focus of the consultation was to obtain feedback on the Company's corporate governance practices, in relation to Board composition, executive compensation structure and Capital Allocation Policy. The process involved interaction with a cross section of investors, which included direct interactions with certain institutional investors and telephonic interviews with others. The outcome of the consultation was presented by the committee and was taken on record by the Board on January 11, 2018. The committee considers the views expressed by the investors as crucial feedback for the Board, for effective corporate governance and to continue aligning itself with global best practices.

During the year, the committee also took note of the unclaimed equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules.

The charter of the committee as adopted by the Board is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/stakeholders-relationship-committee.pdf.

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

The committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the committee charter. The details of the complaints resolved during the year ended March 31, 2018 are as follows:

Nature of complaints	Received	Resolved	Pending
Dividend / Annual Report related	1,286	1,286	Nil
Buyback queries	12,349	12,349	Nil

It has also been noted that the shareholding in dematerialized mode as on March 31, 2018 was 99.82% (99.81% as of March 31, 2017).

Sd/-

Bengaluru
April 12, 2018

Ravi Venkatesan
Chairperson

6. Finance and investment committee

The Board had constituted the finance and investment committee to assist it in overseeing acquisitions and investments made by the Company and provide oversight on key investment policies of the Company.

The finance and investment committee comprised four independent directors as on March 31, 2018:

- Dr. Punita Kumar-Sinha, *Chairperson*
- Kiran Mazumdar-Shaw
- Roopa Kudva
- D.N. Prahlad

D.N. Prahlad was appointed as a member of the committee effective July 14, 2017.

Ravi Venkatesan ceased to be a member of the committee effective July 14, 2017.

Prof. John W. Etchemendy ceased to be a member effective August 24, 2017.

The Board dissolved the finance and investment committee effective April 13, 2018 and delegated its roles and responsibilities to the audit committee.

Finance and investment committee attendance

The finance and investment committee held four meetings during the fiscal ended March 31, 2018. The meetings were held on April 12, 2017, July 13, 2017, October 23, 2017 and January 11, 2018. The attendance details of the finance and investment committee meetings are as follows:

Finance and investment committee meeting

Name of director	Committee meeting number 1	2	3	4	Held during tenure (A)	Attended (B)	% of attendance (B / A)
Dr. Punita Kumar-Sinha	Attended	Attended	Attended	Attended	4	4	100
Kiran Mazumdar-Shaw	Attended	Attended	Attended	Attended	4	4	100
Roopa Kudva	Attended	Attended	Leave of absence	Attended	4	3	75
D.N. Prahlad	–	–	Attended	Attended	2	2	100
Ravi Venkatesan	Attended	Attended	–	–	2	2	100
Prof. John W. Etchemendy	Attended	Attended	–	–	2	2	100

Attended in person / through video conference Leave of absence

Finance and investment committee report for the year ended March 31, 2018

During the year, the finance and investment committee discussed, reviewed and approved the overall acquisition and investment strategy of the Company in terms of business objectives, capital allocation and focus areas for investments and acquisitions. The committee was updated on the acquisitions that were in the pipeline, the evaluation framework for mergers and acquisitions, post-merger integration, risk mitigation, strategic benefits and financial returns. The committee reviewed and approved the objectives of the Infosys Innovation Fund. The committee was updated on the status of engagement with investee companies and the returns of the fund.

The committee also considered and approved the proposals for acquisitions and investments up to a certain threshold as approved by the Board.

Furthermore, the treasury policy of the Company was also discussed and approved by the committee.

The committee took stock of its overall effectiveness and updated the Board on the deliberations and decisions made during the year.

The committee periodically approved the purchase and sale of investments as well as fair-value changes in the value of investments.

The committee had direct access and open communications with the senior leaders of the Company.

Sd/-

Bengaluru
April 12, 2018

Dr. Punita Kumar-Sinha
Chairperson

Committee of directors

The committee of directors was constituted effective April 13, 2017 to periodically review the execution of strategies, and to support the Management with inputs in navigating the Company's transformational journey.

The committee comprised R. Seshasayee as chairperson, and Ravi Venkatesan and D.N. Prahlad as members. Consequent to the resignation of R. Seshasayee, Ravi Venkatesan was appointed as the chairperson effective August 26, 2017.

The committee held periodic meetings during the year to review execution of strategy and key initiatives.

The committee was formed to support and advise the Management in executing the Company's strategy. With the appointment of Salil Parekh as the CEO & MD, the Board, at its meeting held on January 12, 2018, dissolved the committee.

D. Management review and responsibility

Formal evaluation of officers

The nomination and remuneration committee of the Board approves the compensation and benefits for all executive Board members. A committee headed by our CEO & MD reviews, evaluates and decides the annual compensation of senior executives.

Board interaction with clients, employees, institutional investors, the government and the media

The Chairman, the CEO & MD, the COO, the CFO, the Presidents, the Deputy CFO, and investors relations team represent the Company in interactions with investors, the media and various governments. In addition, the CEO & MD, the COO, the CFO and the Presidents manage interactions with clients and employees. The other authorized media spokespersons for business specific matters include the Presidents and Heads of HR.

E. Shareholders

Disclosures regarding the appointment or reappointment of directors

As per the provisions of the Companies Act, 2013, U.B. Pravin Rao will retire at the ensuing AGM and being eligible, seek reappointment. The Board, based on its evaluation, has recommended his reappointment.

The Companies Act, 2013 provides for the appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company, and shall be eligible for reappointment on the passing of a special resolution by the shareholders of the Company. Accordingly, all independent directors were appointed by the shareholders either at the general meeting or through a postal ballot as required under Section 149(10).

Further, Section 149(11) states that no independent director shall be eligible to serve on the Board for more than two consecutive terms of five years. Section 149(13) states that the provisions of retirement by rotation, as defined in sub sections (6) and (7) of Section 152 of the Act, shall not apply to such independent directors. None of the independent directors will retire at the ensuing AGM.

Communication to the shareholders

The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS (INR), and unaudited condensed consolidated financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and *Prajavani* (a regional daily published from Bengaluru). Quarterly and annual financial statements, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/. Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.

Further, Form 20-F, to be filed with the SEC, also contains detailed disclosures and is available on our website, at https://www.infosys.com/investors/reports-filings/annual-report/Pages/index.aspx.

The shareholders can access the details of corporate governance policies, Board committee charters, Memorandum and Articles of Association, financial information, shareholding information, details of unclaimed dividend and shares transferred / liable to transfer to IEPF, etc on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the Securities and Exchange Commission, USA.

Other information such as press releases, stock exchange disclosures and presentations made to investors and analysts etc. are regularly updated on the Company's website.

Investor grievance and share transfer system

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The stakeholders relationship committee will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions are simpler and faster in electronic form. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the transfer.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

SEBI settlement application

The Company has submitted a settlement application on December 5, 2017 with SEBI. The settlement application pertains to matters relating to the severance agreement entered into with Rajiv Bansal, the Company's former CFO, in October 2015. Through the settlement process, the Company wants to resolve allegations relating to the Company not seeking prior and separate approval of the nomination and remuneration committee and the audit committee in relation to the severance agreement entered into with Rajiv Bansal; and in relation to disclosures pertaining to the said severance agreement, cessation of payments and initiation of arbitration under the severance agreement. The settlement application process is based on an undertaking that the Company will neither admit nor deny the finding of fact or conclusion of law. The Company will provide an update upon the conclusion of the settlement process.

Auditors' certificate on corporate governance

As required by Schedule V of the Listing Regulations, the Auditors' certificate on corporate governance is enclosed as *Annexure 4* to the *Board's report*.

In addition to getting certified by the auditors, we have also voluntarily engaged a Practicing Company Secretary to audit us on corporate governance and issue a report.

CEO and CFO certification

As required by the Listing Regulations, *the CEO and CFO certification* is provided in this Annual Report.

Code of conduct

In compliance with Regulation 26(3) of the Listing Regulations and the Companies Act, 2013, the Company has framed and adopted a Code of Conduct and Ethics ('the Code'). In January 2018, the Company amended the Code. The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The amended Code is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2018.

A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the CEO and CFO certification.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our Code of Conduct and Ethics. It also provides for adequate safeguards against the victimization of employees who avail of the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases.

Prevention of insider trading

The Company has adopted an insider trading policy to regulate, monitor and report trading by insiders under the SEBI (Prohibition of Insider Trading) Regulations, 2015. This policy also includes practices and procedures for fair disclosure of unpublished price-sensitive information, initial and continual disclosure. The Company has automated the declarations and disclosures to identified designated employees, and the Board reviews the policy on a need basis. The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf.

General body meetings / postal ballots

The details of the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2017	June 24, 2017 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2017/
March 31, 2016	June 18, 2016 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2016/
March 31, 2015	June 22, 2015 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	Purchase of the healthcare business from Infosys Public Services, Inc.	https://www.infosys.com/investors/news-events/annual-general-meeting/2015/

Postal ballot

During the previous three years, the Company approached the shareholders through postal ballot. The details of the postal ballot for the last three years are as follows:

Date of Postal Ballot Notice: January 3, 2018
Voting period: January 22, 2018 to February 20, 2018
Date of declaration of result: February 22, 2018
Date of approval: February 20, 2018

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Appointment of Salil Parekh as Chief Executive Officer and Managing Director	Ordinary	157,94,08,811	154,71,96,182	98	3,22,12,629	2
Re-designation of U.B. Pravin Rao as Chief Operating Officer and Whole-time Director	Ordinary	157,93,63,514	157,90,81,990	100	2,81,524	0

Date of Postal Ballot Notice: August 25, 2017
Voting period: September 8, 2017 to October 7, 2017
Date of declaration of result: October 9, 2017
Date of approval: October 7, 2017

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Approval for the buyback of equity shares of the Company	Special	166,28,01,719	162,35,47,944	98	3,92,53,775	2
Appointment of D. Sundaram as an independent director	Ordinary	165,96,78,918	165,26,03,591	100	70,75,327	0
Appointment of Nandan M. Nilekani as non-executive, non-independent director	Ordinary	166,02,56,590	165,20,13,861	100	82,42,729	0
Appointment of U.B. Pravin Rao as Managing Director	Ordinary	163,09,23,718	162,45,34,518	100	63,89,200	0

Date of Postal Ballot Notice : February 23, 2017
Date of declaration of result : April 1, 2017
Voting period : March 2, 2017 to March 31, 2017
Date of approval : March 31, 2017

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Revision in compensation of U.B. Pravin Rao, COO & Whole-time Director	Ordinary	137,12,24,745	92,49,13,910	67	44,62,63,134	33
Appointment of D.N. Prahlad as an independent director	Ordinary	167,43,63,518	158,72,74,761	95	8,70,41,236	05
To adopt new Articles of Association of the Company in conformity with the Companies Act, 2013	Special	169,34,41,703	163,60,28,571	97	5,73,64,390	03

Date of Postal Ballot Notice : February 24, 2016
Date of declaration of result : April 1, 2016
Voting period : March 2, 2016 to March 31, 2016
Date of approval : March 31, 2016

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company under the plan	Special	165,29,05,091	128,68,89,953	78	36,60,15,138	22
Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company's subsidiaries under the plan	Special	168,34,47,465	128,51,57,246	76	39,82,90,219	24
Reappointment of Prof. Jeffrey S. Lehman, as an independent director	Special	167,99,54,463	142,84,20,139	85	25,15,34,324	15
Appointment of Dr. Punita Kumar-Sinha as an independent director	Ordinary	142,83,80,842	131,12,96,516	92	11,70,84,326	8
Reappointment of Dr. Vishal Sikka as CEO & MD	Ordinary	143,07,68,573	141,25,89,586	99	1,81,78,987	1

Date of Postal Ballot Notice : April 24, 2015
Date of declaration of result : June 4, 2015
Voting period : May 5, 2015 to June 3, 2015
Date of approval : June 4, 2015

Name of the resolution	Type of resolution	No. of votes polled	Votes cast in favor		Votes cast against	
			No. of votes	%	No. of votes	%
Increase in authorized share capital	Ordinary	80,43,28,358	72,40,12,049	90.01	17,59,832	0.22
Alteration of the Capital Clause of the Memorandum of Association	Special	80,43,04,819	72,39,56,209	90.01	17,65,073	0.22
Approval for the issue of bonus shares	Special	80,43,53,942	72,59,81,795	90.26	39,327	–
Transfer of business of Finacle to the Company's subsidiary, EdgeVerve Systems Limited	Special	80,12,64,425	71,91,16,849	89.75	38,09,305	0.48
Transfer of business of Edge Services to the Company's subsidiary, EdgeVerve Systems Limited	Special	80,43,30,233	72,28,20,643	89.87	31,70,965	0.39

Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, was appointed as the scrutinizer for carrying out the postal ballot process in a fair and transparent manner.

Procedure for postal ballot

In compliance with Sections 108 and 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company provides electronic voting (e-voting) facility, in addition to physical ballot, to all its members. For this purpose, the Company has engaged the services of NSDL.

Postal ballot notices and forms are dispatched, along with postage-prepaid business reply envelopes to registered members / beneficiaries. The same notice is sent by email to members who have opted for receiving communication through the electronic mode. The Company also publishes a notice in the newspaper declaring the details and requirements as mandated by the Act and applicable rules.

Voting rights are reckoned on the paid-up value of the shares registered in the names of the members as on the cut-off date. Members who want to exercise their votes by physical postal ballot are requested to return the forms, duly completed and signed, to the scrutinizer on or before the close of the voting period. Those using the e-voting option are requested to vote before the close of business hours on the last date of e-voting.

The scrutinizer completes his scrutiny and submits his report to the Chairman, and the consolidated results of the voting are announced by the Chairman / authorized officer. The results are also displayed on the Company website, www.infosys.com, besides being communicated to the stock exchanges, depository and registrar and share transfer agent. The last date for the receipt of postal ballot forms or e-voting shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Remote e-voting and ballot voting at the AGM

To allow the shareholders to vote on the resolutions proposed at the AGM, the Company has arranged for a remote e-voting facility. The Company has engaged NSDL to provide e-voting facility to all the members. Members whose names appear on the register of members as on June 16, 2018 shall be eligible to participate in the e-voting.

The facility for voting through ballot will also be made available at the AGM, and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM.

F. Compliance with the corporate governance codes

We have always believed in maximum fiscal transparency, and benchmarked our disclosures against a host of national and international guidelines and regulations. Some of the notable ones among them are as follows:

SEBI Listing Regulations: The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('the Listing Regulations') prescribe various corporate governance recommendations in line with the corporate governance committee constituted by SEBI under the chairmanship of N.R. Narayana Murthy, which had issued two sets of mandatory and non-mandatory recommendations. These recommendations were eventually incorporated in Clause 49 of the Listing Agreement, and the revised Clause 49 was made effective October 1, 2014. Further, the Listing Regulations, which came into effect in September 2015, has incorporated these recommendations. We comply with the corporate governance requirements under the Listing Regulations.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties. The Company has provided a separate office within the Company premises to non-executive Chairperson.
- Unmodified audit opinions / reporting
- The internal auditor reporting directly to the audit committee.
- The Listing Regulation mandate the appointment of at least one independent director of the listed parent company on the boards of unlisted material subsidiary companies in India. Infosys has voluntarily appointed one independent director in most of its non-material subsidiary companies.

Corporate Governance Voluntary Guidelines, 2009: The Corporate Governance Voluntary Guidelines, 2009, of the Ministry of Corporate Affairs (MCA), Government of India encourage the use of better practices through voluntary adoption. These guidelines broadly focus on areas such as the Board and its responsibilities, functions, roles and responsibilities of the audit committee, appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We comply with the Corporate Governance Voluntary Guidelines.

Naresh Chandra Committee: Following instances of irregularities involving auditors in the US and India, the Government of India constituted a high-level committee under the chairmanship of Naresh Chandra in 2002 to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee: SEBI appointed a committee under the chairmanship of Kumar Mangalam Birla in 1999 to promote and raise the standards of corporate governance. The recommendations of the committee were adopted in 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000: The guidelines issued by Euroshareholders, the confederation of European shareholders associations, are based on the general principles of corporate governance issued by the Organization for Economic Cooperation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Conference Board Commission on Public Trust and Private Enterprises in the US: We substantially comply with the findings and recommendations of the commission, which primarily addressed three key areas – executive compensation, corporate governance, and audit and accounting issues.

OECD Principles of Corporate Governance : The OECD principles on corporate governance were first released in 1999 and revised in 2014, and continue to be periodically reviewed. We comply with the recommendations of the OECD.

United Nations Global Compact : The United Nations Global Compact (UNGC) is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with its 10 principles which cover human rights, labor, environment and corruption. We have been a signatory to the UNGC since 2001 and have consistently adopted these principles in our corporate governance framework. The UNGC incorporates a transparency and accountability policy known as the Communication on Progress (COP). As a signatory to the UNGC, we report our progress to UNGC's COP every year. UNGC also recommends standard tools for reporting organizations on the COP such as the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP) frameworks. We follow the GRI G4 reporting guidelines for our sustainability reporting and are a signatory to the CDP.

Kotak Committee : SEBI had constituted a committee on June 2, 2017, under the Chairmanship of Uday Kotak, to address corporate governance gaps and to enhance long-term standards necessary to shape a strong and resilient governance apparatus for listed companies in India. SEBI, in its board meeting held on March 28, 2018, accepted several recommendations of the Kotak Committee with and without modifications along with timelines for implementation. We substantially comply with the recommendations of the Kotak Committee accepted by SEBI.

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$ 34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The above data is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. In March 2018, the Company announced its intention to voluntarily delist its ADSs (ISIN US4567881085) from the Euronext Paris and Euronext London exchanges. The primary reason for seeking the proposed delisting is the low average daily trading volume of Infosys ADSs on these exchanges, which is not commensurate with the related administrative requirements. During the five-year period of the Company's listing on Euronext Paris and Euronext London, the average daily trading volume of the Company's ADSs was significantly lower than its average daily trading volume on the NYSE. The proposed delisting is subject to approval from Euronext Paris S.A. and Euronext London Limited. There will be no change in the Infosys share / ADS count, capital structure and float as a result of the proposed delisting from the above exchanges. Infosys ADSs will continue to be listed on the NYSE under the symbol 'INFY' and investors can continue to trade their ADSs on the NYSE as before.

Subject to the approval of the proposed delisting by Euronext Paris S.A. and Euronext London Limited, a sale facility will be provided by the Company to the holders of ADSs trading on the Euronext Paris and Euronext London exchanges. ADS holders who opt for it will be able to sell their ADSs on the NYSE in accordance with Euronext Paris and Euronext London rules. ADS holders who do not opt for it can continue to retain their ADSs and will be able to trade their ADSs on the NYSE. Further, until the date of completion of the proposed delisting, the ADS holders can continue to trade their ADSs on the Euronext Paris and Euronext London exchanges.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007	2015	2016
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1	1:1	1:1

Notes : In addition to issuing the above bonus shares, the Company split the stock in the ratio of 2:1 in fiscal 2000.

Financial Year

The Company's financial year begins on April 1 and ends on March 31 every year. The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Buyback, Capital Allocation Policy and Dividend Distribution Policy

Shareholders are requested to refer to 'Share buyback' and 'Capital Allocation Policy' in *Board's report* in this Annual Report.

Unclaimed dividend

Section 124 of the Companies Act, 2013, read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ('the Rules'), mandates that companies transfer dividend that has remained unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been paid or claimed for seven consecutive years or more be transferred to the IEPF.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below :

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) (1)
2010-11	Final	20.00	June 11, 2011	July 16, 2018	69,90,320
2011-12	Interim	15.00	October 12, 2011	November 17, 2018	69,32,520
2011-12	Final(2)	32.00	June 09, 2012	July 14, 2019	1,29,54,464
2012-13	Interim	15.00	October 12, 2012	November 17, 2019	70,49,310

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) (1)
2012-13	Final	27.00	June 15, 2013	July 20, 2020	1,12,29,165
2013-14	Interim	20.00	October 18, 2013	November 23, 2020	99,31,860
2013-14	Final	43.00	June 14, 2014	July 19, 2021	1,45,84,267
2014-15	Interim	30.00	October 10, 2014	November 14, 2021	1,05,50,730
2014-15	Final	29.50	June 22, 2015	July 23, 2022	1,95,18,351
2015-16	Interim	10.00	October 12, 2015	November 17, 2022	1,53,52,020
2015-16	Final	14.25	June 18, 2016	July 17, 2023	2,22,47,300
2016-17	Interim	11.00	October 14, 2016	November 19, 2023	2,01,07,956
2016-17	Final	14.75	June 24, 2017	July 25 , 2024	3,06,09,938
2017-18	Interim	13.00	October 24, 2017	November 24, 2024	3,36,36,630

(1) Amount unclaimed as on March 31, 2018

(2) Includes special dividend of ₹10 per share on the successful completion of 10 years of Infosys BPO operations

The Company sends periodic intimation to the shareholders concerned, advising them to lodge their claims with respect to unclaimed dividends. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF, including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF (₹)
2017-18	Interim 2010-11	October 15, 2010	November 20, 2017	1,45,91,560
2017-18	Final 2009-10	June 12, 2010	July 17, 2017	58,56,210
2016-17	Interim 2009-10	October 09, 2009	November 12, 2016	53,48,610
2016-17	Final 2008-09	June 20, 2009	July 25, 2016	15,69,766
2015-16	Interim 2008-09	October 11, 2008	November 9, 2015	17,29,130
2015-16	Final 2007-08	June 14, 2008	July 10, 2015	23,69,407

Shares transferred to IEPF

During the year the Company transferred 72,759 shares on November 30, 2017 and 32,475 shares on March 9, 2018 to IEPF. The shares transferred were on account of dividends unclaimed for seven consecutive years.

Investor services

Tentative calendar

Quarter ending	Earnings release	Trading window closure
Jun 30, 2018	Jul 13, 2018	Jun 16, 2018 to Jul 17, 2018
Sep 30, 2018	Oct 16, 2018	Sep 16, 2018 to Oct 18, 2018
Dec 31, 2018	Jan 11, 2019	Dec 16, 2018 to Jan 15 , 2019
Mar 31, 2019	Apr 12, 2019	Mar 16, 2019 to Apr 16, 2019

Annual General Meeting

Date and time	June 23, 2018, Saturday, 3 p.m. IST
Venue	Christ University Auditorium, Hosur Road, Bengaluru 560 029
Webcast and Transcripts	www.infosys.com
E-voting dates	June 18, 2018 to June 22, 2018
Book closure date	June 16, 2018
Dividend payment date	June 26, 2018.

Dematerialization of shares and liquidity

Infosys shares are tradable in the electronic form only. We have established connectivity with the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) through Karvy Computershare Private Limited, our registrars and share transfer agents. The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2018, 99.82% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as on March 31, 2018 are as follows :

Category	Number of		% to total
	cases(1)	shares	equity
Demat mode	7,78,721	218,01,57,710	99.82
Physical mode	397	39,56,547	0.18
Grand total	7,79,118	218,41,14,257	100

(1) The total number of cases will not tally with the number of shareholders, since shareholders can have multiple demat accounts with the same PAN.

We request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts with the respective depository participants to enable us to provide better service.

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx. We encourage you to read the details provided and seek answers to questions that you may have regarding your rights as a shareholder.

The Company is committed towards promoting effective and open communication with all the stakeholders, ensuring consistency and clarity of disclosure at all times. We aim to communicate with investors throughout the year by providing frequent interaction through a variety of forums including meetings, earning calls, investor conferences and management presentations. We strive to be accessible to both institutional and other investors, and proactively encourage all shareholders to participate at Annual General Meeting (AGM). Every quarter, the Company holds results briefings for investors. The Company also participates in investor conferences held both in India and overseas, in an ongoing effort to communicate directly with investors.

In order to educate the shareholders and with an intent to protect their rights, the Company also sends persistent reminders to the shareholders to claim the unclaimed dividend / shares before it is transferred to Investor Education and Protection Fund.

During the year, the Company engaged a third-party consultant to gather investor feedback towards the Company's objectives of enhancing its corporate governance standards.

Secretarial audit

Pursuant to Section 204 of the Companies Act, 2013 and rules thereunder, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of the records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all applicable provisions of the Companies Act, 2013, Depositories Act, 1996, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI), as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid-up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company complies with the applicable Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2018	2017	2018	2017
Dividend / Annual Report related	1,286	576	1,286	576
Buyback queries	12,349	NA	12,349	NA

We attended to most of the investors' grievances and postal / electronic communications within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of Registrar and Transfer Agents (RTA).

For lodgment of transfer deeds, or for any grievances / complaints, shareholders may contact the RTA, Karvy Computershare Private Limited. For any escalations, the shareholders may write to the Company at investors@infosys.com. The contact details of RTA and the Company are available in 'Investor contacts' of this section.

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. The total number of shares transferred in physical form during the year was 51,432 as against nil in the previous year.

Paid-up capital

Shareholding pattern

During the year, the total shareholding of the organization changed due to ESOP allotment and buyback of shares. The total shareholding as on March 31, 2018 is 218,41,14,257.

Movement in shareholding during fiscal 2018 :

Date	Transaction details	Allotment	Extinguishment	No. of equity shares
Apr 1, 2017	Opening balance			229,69,44,664
Aug 14, 2017	ESOP allotment	22,308		229,69,66,972
Aug 18, 2017	ESOP allotment	1,294		229,69,68,266
Sep 18, 2017	ESOP allotment	3,562		229,69,71,828
Sep 25, 2017	ESOP allotment	16,624		229,69,88,452
Oct 3, 2017	ESOP allotment	4,815		229,69,93,267
Dec 27, 2017	Buyback of shares		11,30,43,478	218,39,49,789
Jan 30, 2018	ESOP allotment	1,42,309		218,40,92,098
Feb 14, 2018	ESOP allotment	20,963		218,41,13,061
Mar 5, 2018	ESOP allotment	1,196		218,41,14,257

The detailed report on the shareholding pattern of the Company as on March 31, 2018 is presented in MGT-9 enclosed to the *Board's report* as *Annexure 6*.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders and non-ADR-holders) holding more than 1% of the equity as on March 31, 2018 are as follows:

Name of the shareholder	No. of shares	%
Life Insurance Corporation of India[(1)]	14,95,14,017	6.85
HDFC Mutual Fund[(2)]	6,07,33,054	2.78
ICICI Prudential Mutual Fund[(2)]	4,03,13,403	1.85
SBI Mutual Fund[(2)]	3,07,49,319	1.41
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund[(3)]	2,97,35,160	1.36
ICICI Prudential Life Insurance Company Ltd[(1)]	2,82,00,618	1.29
Government of Singapore[(3)]	2,76,20,153	1.26
Abu Dhabi Investment Authority[(3)]	2,67,37,104	1.22
Vanguard Total International Stock Index Fund[(3)]	2,41,45,242	1.11

[(1)] Insurance company [(2)] Indian mutual fund [(3)] Foreign portfolio investor / Foreign institutional investors

Distribution of shareholding as on March 31, 2018

No. of shares held	No. of holders	% to holders	No. of shares	% to equity
1	18,749	2.49	18,749	0.00
2-10	1,69,285	22.48	11,34,090	0.05
11-50	3,06,125	40.65	87,59,100	0.40
51-100	1,21,143	16.09	95,42,967	0.44
101-200	59,354	7.88	89,19,740	0.41
201-500	44,082	5.85	1,44,00,317	0.66
501-1,000	15,121	2.01	1,09,94,683	0.50
1,001-5,000	12,929	1.72	2,81,03,994	1.29
5,001-10,000	2,118	0.28	1,53,38,702	0.70
10,001 and above	4,119	0.55	208,69,01,915	95.55
Total	7,53,025	100.00	218,41,14,257	100.00

Listing on stock exchanges

Codes	India		Global	
	NSE	BSE	NYSE	Euronext Paris
Exchange	INFY	500209	INFY	INFY
Reuters	INFY.NS	INFY.BO	INFY.K	INFY.PA
Bloomberg	INFO IS	INFO IB	INFY UN	INFY FP

The listing fees for fiscal 2018 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the BSE 30 Sensitive Index (Sensex), the BSE Dollex, the S&P CNX NIFTY Index, Dow Jones Global Titans 50 and NYSE.

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

2017-18	BSE			NSE			Volume
Months	High (₹)	Low (₹)	Volume A (No.)	High (₹)	Low (₹)	Volume B (No.)	(A+B) (No.)
April	1,031	910	49,31,308	1,032	910	7,08,07,792	7,57,39,100
May	1,000	916	63,47,010	1,000	915	6,12,93,292	6,76,40,302
June	989	921	58,61,354	989	921	7,86,67,556	8,45,28,910
July	1,021	934	67,15,573	1,029	933	8,44,83,188	9,11,98,761
August	1,029	862	2,31,80,232	1,029	860	29,11,86,932	31,43,67,164
September	926	874	62,97,736	926	874	10,62,12,215	11,25,09,951
October	957	897	61,21,593	958	897	9,18,49,551	9,79,71,144
November	1,019	918	52,67,206	1,019	917	8,50,49,444	9,03,16,650
December	1,046	956	63,31,701	1,049	957	8,06,23,477	8,69,55,178
January	1,220	1,006	94,77,170	1,221	1,006	13,23,41,747	14,18,18,917
February	1,189	1,092	52,64,507	1,190	1,090	9,07,08,757	9,59,73,264
March	1,196	1,129	45,34,736	1,197	1,126	7,53,42,629	7,98,77,365
Total			9,03,30,126			124,85,66,580	133,88,96,706

The volume traded / average outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2017-18	5	66	71
2016-17	4	47	51
2015-16	3	49	52

Note : The number of shares outstanding was 180,42,08,398 as of March 31, 2018. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2017-18	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Months					
April	15.76	14.30	1,013	919	12,30,10,759
May	15.69	14.49	1,012	934	12,89,33,891
June	15.62	14.54	1,008	939	12,84,02,545
July	15.93	14.84	1,023	953	12,17,34,551
August	16.15	13.88	1,032	887	19,89,07,968
September	15.07	14.22	984	928	10,31,80,382
October	15.09	14.16	977	917	12,24,83,331
November	15.71	14.57	1,013	939	7,81,92,471
December	16.37	14.98	1,046	957	8,26,70,748
January	18.71	16.02	1,190	1,019	16,78,78,616
February	18.09	16.88	1,179	1,100	10,91,13,027
March	18.54	17.37	1,208	1,132	9,84,07,685
Total					146,29,15,974

Note :1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as on March 31, 2018 was 37,99,05,859. The percentage of volume traded for the year at NYSE, to the total float was 388%.

ADS premium compared to price quoted on NSE



(₹)
(%)
1,400
1,200
1,000
800
600
400
200
0
7.5
6.0
4.5
3.0
1.5
0.0
(1.5)
(3.0)

	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
ADS (₹)	1,013	1,012	1,008	1,023	1,032	984	977	1,013	1,046	1,190	1,179	1,208
Equity (₹)	1,032	1,000	989	1,029	1,029	926	958	1,019	1,049	1,221	1,190	1,197
Premium / (Discount)	(1.9%)	1.2%	2.0%	(0.6%)	0.3%	6.3%	2.0%	(0.6%)	(0.3%)	(2.6%)	(0.9%)	1.0%

Outstanding ADSs

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE at New York, Euronext London and Euronext Paris under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD and at London and Paris is Euro (EUR). Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. As on March 31, 2018, there were 65,537 record holders of ADRs evidencing 37,99,05,859 ADSs (1 ADS = 1 equity share).

Infosys share price versus the NSE Nifty 50


130
120
110
100
90
80
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Infosys
Nifty 50

Note : Base 100 – Infosys share price on April 3, 2017 and Nifty 50 index value on April 3, 2017 have been baselined to 100.

Infosys share price versus the BSE Sensex


130
120
110
100
90
80
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Infosys
BSE Sensex

Note : Base 100 – Infosys share price on April 3, 2017 and BSE Sensex index value on April 3, 2017 have been baselined to 100.

Global locations

Infosys is a leading provider of technology services and consulting and has operations spread over 45 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/Documents/global-presence2018.pdf for details related to our global locations.

Investor contacts

For queries relating to financial statements

Jayesh Sanghrajka
Deputy Chief Financial Officer & EVP
Tel : 91 80 2852 1705 Fax : 91 80 2852 0754
Email : jayesh.sanghrajka@infosys.com

Investor correspondence

Sandeep Mahindroo
VP, Financial Controller and Head – Investor Relations
Tel : 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha
Company Secretary
Tel : 91 80 4116 7775 Fax : 91 80 2852 0754
Email : manikantha_ags@infosys.com

For queries relating to business responsibility report

Aruna C. Newton
AVP and Head – Diversity and Inclusion
Tel : 91 80 2852 0261
Email : arunacnewton@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Plot 31-32, Gachibowli, Financial District
Nanakramguda, Hyderabad – 500 032

Contact person

Shobha Anand
Deputy General Manager, Karvy Computershare Private Limited
Tel : 91 40 6716 1559
Email : shobha.anand@karvy.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas
Deutsche Bank, 60 Wall Street, 16th Floor
Global Transaction Banking
Depositary Receipts
New York 10005, NY, U.S.
Tel : 1 212 250 2500 Fax : 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel : 91 22 7180 4444 Fax : 91 22 7180 3794

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel : 91 22 6667 2005 / 4343 4116 / 4343 4121
Fax: 91 22 6667 2779

Sponsor Bank for ADS in Europe

BNP Paribas Securities Services
CTS Services Aux Emetteurs
Les Grands Moulins De Pantin
9 Rue du Débarcadère 93761 Pantin Cedex, France

Depository for equity shares in India

National Securities Depository Limited

Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel : 91 22 2499 4200 Fax : 91 22 2497 6351

Central Depository Services (India) Limited

Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001, India
Tel : 91 22 2302 3333 Fax : 91 22 2272 3199

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India

Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2644 9000, 91 22 4045 9000
Fax : 91 22 2644 9019-22, 91 22 4045 9019-22

National Stock Exchange of India Ltd.

Exchange Plaza, Plot No. C / 1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2659 8100 Fax : 91 22 2659 8120

BSE Ltd.

Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel : 91 22 2272 1233 Fax : 91 22 2272 1919

Outside India

New York Stock Exchange

11 Wall Street, New York, NY 10005, US
Tel : 1 212 656 3000 Fax : 1 212 656 5549

Euronext, London

10th Floor, 110 Cannon Street,
London, EC4N 6EU, UK
Tel : 44 20 7076 0900

Euronext, Paris

14, place des Reflets
92054 Paris La Défense Cedex
Tel : 33 1 70 48 24 00

Shareholder voting

Shareholders are requested to cast their votes on the resolutions mentioned in *Notice* of the 37th Annual General Meeting of the Company by using any of the following option :

Vote in advance of the meeting	Remote e-voting at https://www.evoting.nsdl.com/ Voting through proxy : Sign, date, and return the proxy form on or before June 21, 2018, 3:00 p.m. IST.
Vote in person at the meeting	Please refer to the Notes section in the *Notice* for details on admission requirements to attend the Annual General Meeting.

Risk management report

The risk management report discusses various dimensions of our enterprise risk management function. The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings, and exercise their own judgment in assessing risks associated with the Company.

A. Overview

The Infosys Enterprise Risk Management (ERM) enables the achievement of strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While achievement of strategic objectives is the key driver, our values, culture, obligation and commitment to employees, customers, investors, regulatory bodies, partners and the community around us are the foundation on which our ERM framework is developed. Systematic and proactive identification of risks and mitigation thereof enable effective or quick decision-making and boosts the performance of the organization. The ERM unit functions as a decision-enabler which not only seeks to minimize the impact of risks but also enables effective resource allocation based on the risk impact ranking and risk appetite. Strategic decisions are taken after careful consideration of risks based on secondary risks and residual risks.

Our ERM framework encompasses all the risks that the organization is facing under different categories such as strategic, operational, and legal and compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and the multiplied impact of the same while framing our risk responses.

B. Key components of Infosys Enterprise Risk Management program

Framework: We adopted a new integrated ERM framework that is being implemented across the organization by the risk management office. The new framework is based on international standards and tailored to suit our business needs.

Infosys Integrated Enterprise Risk Management Framework



Government / regulatory bodies
Community
Clients
Suppliers and alliance partners
Investors
Employees
Strategic goals
Culture and values
Vision and mission
Strategy
Legal and compliance
Operational
Strategy and strategy execution
Risk identification and assessment
Risk treatment and risk appetite
Strategic goal evaluation
Risk mitigation, management and secondary risk assessment
Residual risk assessment and decision-making
Risk auditing, monitoring and reporting
Risk governance and disclosures
Strategy, sales and delivery
Business enabler function
Legal and compliance
Performance measurement
Risk
Organization culture
Governance
Board of Directors
Risk and strategy committee (RSC) of the Board
Internal board of directors
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Resulting in consistent, profitable and sustainable growth or value addition for our stakeholders

Risk categories: Our industry and Company are in significant transformation, and this has naturally resulted in the heightening of risks related to strategic choices and strategy execution along with traditional operational and compliance-related risks.

Strategy and strategy execution: Risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of these strategies are covered in this category – for example, risks inherent to our industry and competitiveness are analyzed and mitigated through strategic choices of target markets, the Company's market offerings, business models and talent base. Details of the Company's strategy are described in other sections of this document.

Operational: Risks arising out of internal and external factors affecting policies, procedures, people and systems in our support functions, thereby impacting service delivery / operations, compromising our core values or not in accordance with generally accepted business practices are covered in this category – for example: risks of business activity disruptions due to natural calamities, terrorist attacks or war or regional conflicts, or disruptions in telecommunications, system failures, virus attacks or breach of cyber security.

Legal and compliance: Risks arising out of threats posed to our financial, organizational, or reputational standing resulting from potential litigations, violations or non-conformance with laws, regulations, codes of conduct or organizational prescribed practices or contractual compliances are covered in this category along with potential risks arising out of major regulatory / geopolitical changes or risks arising out of strategic or business or operational decisions.

Risk management processes: The Infosys ERM framework defines risks and the steps to identify, assess and mitigate risks. Secondary risks and residual risks are used as key inputs for deciding the mitigation strategies.

Infosys Integrated Enterprise Risk Management Framework

Inputs	ERM steps	Salient features
• Vision, mission and core values • Corporate strategy	Strategic goal-setting	• Quantitative and qualitative goals
• Corporate goals • Business units plan	Derived goal-setting	• Direct and derived goals for business units
• Inside view – bottom-up and top-down risk assessment across the organization • Outside-in view • Key internal and external risk indicators and Incidents	Risk / opportunity identification Risk assessment	• Risk management is the primary responsibility of business • Risk office is the custodian and enabler / facilitator in the process • In additional to Likelihood and Impact, Detectability is used as criteria to rate the risk
• Qualitative and quantitative risk appetite for various goals / impacts	Risk treatment Risk mitigation / strategy realignment / opportunity exploration	• Risk treatment – Avoid, Share, Reduce, Accept and Escalate • Risk mitigation – Identify possible mitigation strategies and controls • Strategy realignment if mitigation actions are not sufficient
• Risk that inhibits us from implementing mitigation strategies and controls identified	Secondary risk and decision-making	• Risk-enabled decision-making • Appropriate mitigation strategy (decision-making) to be selected considering risk appetite, cost of mitigation vs. impact of risk and expected residual risk
• Key risk / performance indicators	Monitor current risk movement and mitigation plans progress	• Cross-functional teams participation facilitated by risk office • Regular cadence with senior leadership to monitor progress of mitigation plan • Track effectiveness of mitigation plan through current risk rating
• Internal and external audits	Risk audit, monitoring and reporting	• Risk-enabled control / process effectiveness and efficiency evaluation • Mitigation strategy evaluation and progress reporting
• Periodic risk management reports	Risk governance	• 8-layered governance based on risk category, risk rating and organization level

Risk governance structure: Risks identified by risk management functions or roles at different levels in the organization are presented at appropriate councils in the governance structure. Critical risks or cross functional risks at each level are escalated to the next level in the governance structure. Critical risks under different categories of risks at the group level are reviewed by the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Risk Officer and General Counsel in various councils. Critical risks from these councils are presented to the Internal Board of Directors and then to the risk and strategy committee of the Board on a quarterly basis.

Risk governance structure

Board of Directors	Comprises members of the Board of Directors	• Evaluate the strategy, and risks inherent in the strategy • Define the role of the Board and the risk committee in risk management • Assess the risk-taking abilities of the Management and performance *vis-à-vis* short-term and long-term objectives of the Company
Risk and strategy committee of the Board	Comprises four independent directors : • D.N. Prahlad, Chairperson • Kiran Mazumdar-Shaw • Ravi Venkatesan • D. Sundaram	• Corporate governance oversight with regard to the risk management process • Monitor and review the risk management framework and associated practices of the Company • Understand the most significant risks and response strategies • Review risk-related disclosures
Internal board of directors	Comprises two directors: • Salil Parekh • U.B. Pravin Rao	Responsible for providing internal governance and oversight, and ensuring smooth functioning of various risk councils
Risk councils	Comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Risk Officer and General Counsel	• Cadence or oversight on risk management process • Review adequacy of mitigation actions, progress of mitigation actions and effectiveness of mitigation actions
Office of risk management	• Headed by the Chief Risk Officer • Comprises the core ERM team and a network of risk managers from business units along with specialist groups	• Formulate and deploy risk management policies and procedures • Facilitate the execution of risk management practices • Provide periodic updates to the risk council and quarterly updates to the RSC on risks to key business objectives and their mitigation • Work closely with mitigation action owners in deploying mitigation measures and monitoring their effectiveness
Sub-risk councils	• Headed by the respective function risk anchor • Comprises representatives from services and segments or enabler function risk anchors	Responsible for identifying and mitigating the risks for their respective function / group.
Unit risk councils	• Headed by unit risk anchors • Comprises business unit heads, unit planning and assurance head and unit HR	• Ensure proactive identification and management of risks / opportunities in their respective units • Ensure effectiveness of risk mitigation actions in their units and report to appropriate sub risk council
Project or account risk team	Comprises project compliance anchors, project risk managers, project and delivery manager or master customer owner	• Adherence to risk management policies and procedures • Proactively identify risks in the project execution or in accounts, and report to concerned risk managers in a timely manner • Implement prescribed risk mitigation actions

C. RISC360 integrated risk and auditing platform

RISC360 is a common Governance, Risk management and Compliance (GRC) platform that combines three lines of defense under one umbrella to enable risk-based decision-making and auditing. The iGRC platform gives a consolidated risk and strategic goal view to the leadership to enable quick and effective decision-making across enterprise risk, internal audit, Sarbanes-Oxley Act (SOX) compliance and corporate audit. Integration of these functions using one common platform ensures that audits are based on risks tied to the overall ERM framework and the organization gets the benefits of synergies amongst different lines of defense.

D. Risk management highlights for the year

During the year, our focus was on extending adoption of the new integrated ERM framework across the organization and strengthening the risk management program.

As part of monitoring key risks, the risk management office :

- Assessed our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines
- Regularly assessed the progress of the execution of strategic programs, specifically, progress on US localization, the growth of new software-enabled services, impact of automation, performance of subsidiary businesses, enhancement of traditional offerings, leadership succession planning, operating cost optimization and Capital Allocation Policy.
- Regularly assessed the business environment, including trend line of key external indicators and internal business indicators such as client concentration, client technology spend, growth of top clients and revenue bookings from large outsourcing engagements.
- Reviewed information security risks (cyber-attacks and threat intelligence) and continue to monitor the progress of mitigation actions.
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and incidents.
- Reviewed operational risk areas including client service delivery, retention and engagement of employees, re-skilling of employees, brand attractiveness, women's safety, physical security, capital expenditures on infrastructure, and business continuity management.
- Monitored key developments in the regulatory environment, especially key geographies such as the United Kingdom, continental Europe, Australia and the United States of America, relating to immigration laws, minimum wages and impact to businesses of our clients.
- Monitored the availability of natural resources, such as water and power, and its impact on our operations.

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and M.D. Ranganath, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2018, Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended and a summary of the significant accounting policies and other explanatory information of the Company and the Board's report for the year ended March 31, 2018.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at and for the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:
    a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).
    c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
    d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions):
    a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
    b. Any significant changes in internal controls during the year covered by this report.
    c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.
    d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bengaluru
April 13, 2018

Salil Parekh
Chief Executive Officer and Managing Director

M.D. Ranganath
Chief Financial Officer

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2018

Index

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of Infosys Limited ('the Company'), which comprise the Balance Sheet as at March 31, 2018, the Statement of Profit and Loss (including other comprehensive income), the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended and a summary of the significant accounting policies and other explanatory information.

Management's Responsibility for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 ('the Act') with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, and other accounting principles generally accepted in India.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

In conducting our audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder and the Order issued under Section 143(11) of the Act.

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the standalone financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation of the standalone financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Directors, as well as evaluating the overall presentation of the standalone financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2018, and its profit, total comprehensive income, the changes in equity and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit, we report that:
   a. we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b. in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.
   c. the Balance Sheet, the Statement of Profit and Loss including other comprehensive income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.
   d. in our opinion, the aforesaid standalone financial statements comply with the Indian Accounting Standards prescribed under Section 133 of the Act.

e. on the basis of the written representations received from the directors of the Company as on March 31, 2018 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2018 from being appointed as a director in terms of Section 164(2) of the Act.

f. with respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate report in 'Annexure A'. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls over financial reporting.

g. with respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

   i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

   ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

   iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

2. As required by the Companies (Auditor's Report) Order, 2016 ('the Order') issued by the Central Government in terms of Section 143(11) of the Act, we give in 'Annexure B' a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
Firm's registration number: 117366W/W-100018

Sd/-

P.R. Ramesh
Partner
Membership number: 70928

Bengaluru
April 13, 2018

Annexure A to the Independent Auditors' Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 ('the Act')

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED ('the Company') as of March 31, 2018 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Board of Directors of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the 'Guidance Note') issued by the Institute of Chartered Accountants of India and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2018, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
Firm's registration number : 117366W/W-100018

Sd/-

P.R. Ramesh
Partner
Membership number : 70928

Bengaluru
April 13, 2018

Annexure B to the Independent Auditors' Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the members of Infosys Limited of even date)

i. In respect of the Company's fixed assets:

  a. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

  b. The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

  c. According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the Balance Sheet date. In respect of immovable properties of land and building that have been taken on lease and disclosed as fixed assets in the standalone financial statements, the lease agreements are in the name of the Company.

ii. The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under Clause 3 (ii) of the Order is not applicable to the Company.

iii. According to the information and explanations given to us, the Company has granted unsecured loans to three bodies corporate, covered in the register maintained under Section 189 of the Companies Act, 2013, in respect of which:

  a. The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company's interest.

  b. The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations.

  c. There is no overdue amount remaining outstanding as at the year-end.

iv. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable.

v. The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2018 and therefore, the provisions of the clause 3 (v) of the Order are not applicable to the Company.

vi. The maintenance of cost records has not been specified by the Central Government under Section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus reporting under Clause 3(vi) of the order is not applicable to the Company.

vii. According to the information and explanations given to us, in respect of statutory dues:

  a. The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, Goods and Service Tax, Value Added Tax, Customs Duty, Excise Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

  b. There were no undisputed amounts payable in respect of Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, Value Added Tax, Goods and Service Tax, Customs Duty, Excise Duty, Cess and other material statutory dues in arrears as at March 31, 2018 for a period of more than six months from the date they became payable.

c. Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty and Value Added Tax which have not been deposited as at March 31, 2018 on account of dispute are given below :

Nature of the statute	Nature of dues	Forum where dispute is pending	Period to which the amount relates	Amount in ₹ crore
The Income Tax Act, 1961	Income Tax	Appellate Tribunal	A.Y. 2010-11 to A.Y. 2013-14 and AY 2016-17	1,391
	Income Tax	Appellate Authority upto Commissioner's level	A.Y. 2008-09 to A.Y. 2018-19	2,192
Finance Act, 1994	Service Tax	Appellate Tribunal	F.Y 2004-05 to F.Y 2014-15	60
Central Excise Act, 1944	Excise Duty	Appellate Tribunal	F.Y 2005-06 to F.Y 2015-16	68
Sales Tax Act and VAT Laws	Sales Tax and Interest	High Court	F.Y. 2007-08	[1] –
		Appellate Authority upto Commissioner's level	F.Y. 2006-07 to F.Y. 2010-11, F.Y 2012-13 and F.Y 2014-15 to F.Y 2016-17	22
		Specified Officer of SEZ	F.Y 2008-09 to F.Y 2011-12	5

[1] Less than ₹ 1 crore

viii. The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under Clause 3 (viii) of the Order is not applicable to the Company.

ix. The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under Clause 3 (ix) of the Order is not applicable to the Company.

x. To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi. In our opinion and according to the information and explanations given to us, the Company has paid/provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act.

xii. The Company is not a nidhi company and hence, reporting under Clause 3 (xii) of the Order is not applicable to the Company.

xiii. In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv. During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence, reporting under Clause 3 (xiv) of the Order is not applicable to the Company.

xv. In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its directors or persons connected to its directors and hence provisions of Section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. The Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act, 1934.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
Firm's registration number : 117366W/W-100018

Sd/-

P.R. Ramesh
Partner
Membership number : 70928

Bengaluru
April 13, 2018

Balance Sheet

in ₹ crore

Particulars	Note no.	As at March 31,	
		2018	2017
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	2.1	9,027	8,605
Capital work-in-progress		1,442	1,247
Goodwill	2.2.1	29	–
Other intangible assets	2.2.2	101	–
Financial assets			
Investments	2.3	11,993	15,334
Loans	2.4	19	5
Other financial assets	2.5	177	216
Deferred tax assets (net)	2.15	1,128	346
Income tax assets (net)	2.15	5,710	5,454
Other non-current assets	2.8	2,161	996
TOTAL NON-CURRENT ASSETS		31,787	32,203
CURRENT ASSETS			
Financial assets			
Investments	2.3	5,906	9,643
Trade receivables	2.6	12,151	10,960
Cash and cash equivalents	2.7	16,770	19,153
Loans	2.4	393	310
Other financial assets	2.5	5,906	5,403
Other current assets	2.8	1,439	2,213
		42,565	47,682
Assets held for sale	2.26	1,525	–
TOTAL CURRENT ASSETS		44,090	47,682
TOTAL ASSETS		75,877	79,885
EQUITY AND LIABILITIES			
EQUITY			
Equity share capital	2.10	1,092	1,148
Other equity		62,410	66,869
TOTAL EQUITY		63,502	68,017

Balance Sheet (contd.)

in ₹ crore

Particulars	Note no.	As at March 31, 2018	As at March 31, 2017
LIABILITIES			
NON-CURRENT LIABILITIES			
Financial liabilities			
Other financial liabilities	2.11	55	40
Deferred tax liabilities (net)	2.15	505	–
Other non-current liabilities	2.13	153	42
TOTAL NON-CURRENT LIABILITIES		713	82
CURRENT LIABILITIES			
Financial liabilities			
Trade payables	2.12	738	269
Other financial liabilities	2.11	5,540	5,056
Other current liabilities	2.13	2,972	2,349
Provisions	2.14	436	350
Income tax liabilities (net)	2.15	1,976	3,762
TOTAL CURRENT LIABILITIES		11,662	11,786
TOTAL EQUITY AND LIABILITIES		75,877	79,885

The accompanying notes form an integral part of the standalone financial statements.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number: 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note no.	Year ended March 31, 2018	Year ended March 31, 2017
Revenue from operations	2.16	61,941	59,289
Other income, net	2.17	4,019	3,062
TOTAL INCOME		**65,960**	**62,351**
EXPENSES			
Employee benefit expenses	2.18	32,472	30,944
Cost of technical sub-contractors		5,494	4,809
Travel expenses		1,479	1,638
Cost of software packages and others	2.18	1,270	1,235
Communication expenses		330	372
Consultancy and professional charges		826	538
Depreciation and amortization expense	2.1 & 2.2.2	1,408	1,331
Other expenses	2.18	2,184	2,546
Impairment loss on assets held for sale	2.26	589	–
TOTAL EXPENSES		46,052	43,413
Profit before tax		19,908	18,938
Tax expense			
Current tax	2.15	4,003	5,068
Deferred tax	2.15	(250)	52
PROFIT FOR THE YEAR		**16,155**	**13,818**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.20 & 2.15	52	(42)
Equity instruments through other comprehensive income, net	2.3 & 2.15	7	(5)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.9 & 2.15	(39)	39
Fair value changes on investments, net	2.3 & 2.15	1	(10)
Total other comprehensive income / (loss), net of tax		21	(18)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**16,176**	**13,800**
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		71.28	60.16
Diluted (₹)		71.25	60.15
Weighted average equity shares used in computing earnings per equity share			
Basic	2.21	226,63,43,802	229,69,44,664
Diluted	2.21	226,73,92,621	229,71,59,670

The accompanying notes form an integral part of the standalone financial statements.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number: 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Changes in Equity

in ₹ crore

Particulars	Equity share capital	Other equity: Reserves and surplus: Securities premium reserve	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[1]	Capital reserve: Capital reserve	Capital reserve: Business transfer adjustment reserve[2]	Capital redemption reserve	Other comprehensive income: Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income	Total equity attributable to equity holders of the Company
Balance as at April 1, 2016	1,148	2,204	44,698	9,508	9	–	54	3,448	–	–	–	13	61,082
Changes in equity for the year ended March 31, 2017													
Transfer to general reserve	–	–	(1,579)	1,579	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(953)	–	–	953	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	953	–	–	(953)	–	–	–	–	–	–	–
Exercise of stock options *(Refer to Note 2.10)*	–	3	–	–	(3)	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	–	1
Share-based payment to employees of the group *(Refer to Note 2.10)*	–	–	–	–	114	–	–	–	–	–	–	–	114
Remeasurement of the net defined benefit liability/asset[3]	–	–	–	–	–	–	–	–	–	–	–	(42)	(42)
Fair value changes on derivatives designated as cash flow hedge[3] *(Refer to Note 2.9)*	–	–	–	–	–	–	–	–	–	–	39	–	39
Fair value changes on investments, net[3] *(Refer to Note 2.3)*	–	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Equity instruments through other comprehensive income[3] *(Refer to Note 2.3)*	–	–	–	–	–	–	–	–	–	(5)	–	–	(5)
Dividends (including dividend distribution tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	–	(6,980)
Profit for the year	–	–	13,818	–	–	–	–	–	–	–	–	–	13,818
Balance as at March 31, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017

Statement of Changes in Equity (contd.)

in ₹ crore

Particulars	Equity share capital	Other equity: Reserves and surplus: Securities premium reserve	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[1]	Capital reserve: Capital reserve	Capital reserve: Business transfer adjustment reserve[2]	Capital redemption reserve	Other comprehensive income: Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income	Total equity attributable to equity holders of the Company
Balance as at April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017
Changes in equity for the year ended March 31, 2018													
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,141)	–	–	2,141	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	582	–	–	(582)	–	–	–	–	–	–	–
Exercise of stock options *(Refer to Note 2.10)*	–	67	–	2	(69)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options	–	5	–	–	–	–	–	–	–	–	–	–	5
Share-based payment to employees of the group *(Refer to Note 2.10)*	–	–	–	–	79	–	–	–	–	–	–	–	79
Amount paid upon buyback *(Refer to Note 2.10)*	(56)	(2,206)	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)
Transaction costs related to buyback *(Refer to Note 2.10)*[3]	–	(46)	–	–	–	–	–	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.10)*	–	–	–	(56)	–	–	–	–	56	–	–	–	–
Loss recorded upon business transfer *(Refer to Note 2.3)*	–	–	–	–	–	–	–	(229)	–	–	–	–	(229)
Remeasurement of the net defined benefit liability/asset[3]	–	–	–	–	–	–	–	–	–	–	–	52	52
Equity instruments through other comprehensive income[3] *(Refer to Note 2.3)*	–	–	–	–	–	–	–	–	–	7	–	–	7

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium reserve	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[(1)]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income	
							Capital reserve	Business transfer adjustment reserve[(2)]					
Fair value changes on derivatives designated as cash flow hedge[(3)] *(Refer to Note 2.9)*	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)
Fair value changes on investments, net[(3)] *(Refer to Note 2.3)*	–	–	–	–	–	–	–	–	–	–	–	1	1
Dividends (including dividend distribution tax)	–	–	(7,500)	–	–	–	–	–	–	–	–	–	(7,500)
Profit for the year	–	–	16,155	–	–	–	–	–	–	–	–	–	16,155
Balance as at March 31, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502

(1) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income tax Act, 1961.

(2) Profit on transfer of business between entities under common control taken to reserve.

(3) Net of tax

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number : 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Amendment to Ind AS 7

Effective April 1, 2017, the Company adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of the amendment did not have any material impact on the financial statements.

in ₹ crore

Particulars	Note no.	Year ended March 31,	
		2018	2017
CASH FLOW FROM OPERATING ACTIVITIES			
Profit for the year		16,155	13,818
Adjustments to reconcile net profit to net cash provided by operating activities			
Depreciation and amortization	2.1 & 2.2.2	1,408	1,331
Income tax expense	2.15	3,753	5,120
Allowance for credit losses on financial assets		18	135
Interest and dividend income		(3,169)	(2,553)
Other adjustments		40	48
Impairment loss on assets held for sale	2.26	589	–
Exchange differences on translation of assets and liabilities		3	39
Changes in assets and liabilities			
Trade receivables and unbilled revenues		(1,579)	(1,825)
Loans and other financial assets and other assets		(207)	(427)
Trade payables		466	(354)
Other financial liabilities, other liabilities and provisions		1,052	179
Cash generated from operations		18,529	15,511
Income taxes paid		(6,054)	(5,033)
NET CASH GENERATED BY OPERATING ACTIVITIES		**12,475**	**10,478**
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditure on property, plant and equipment		(1,842)	(2,292)
Deposits placed with corporations		(106)	(155)
Loans to employees		19	23
Loan given to subsidiaries		(106)	–
Repayment of debentures		349	420
Investment in subsidiaries		(212)	(369)
Proceeds on liquidation of Noah	2.3	316	–
Payment towards acquisition of business	2.3	(295)	–
Payment towards contingent consideration pertaining to acquisition		(33)	(36)
Payments to acquire investments	2.3		
Preference and equity securities		(13)	(43)
Liquid mutual fund units and fixed maturity plan securities		(57,250)	(49,648)
Tax-free bonds		(1)	(312)
Non-convertible debentures		–	(3,664)
Certificates of deposit		(6,290)	(7,555)
Commercial paper		(291)	–

Particulars	Note no.	Year ended March 31,	
		2018	2017
Proceeds on sale of investments	2.3		
Preference and equity securities		10	–
Liquid mutual fund units and fixed maturity plan securities		59,364	47,495
Tax-free bonds		–	2
Non-convertible debentures		100	–
Certificates of deposit		9,411	–
Dividend received from subsidiaries		846	–
Interest and dividend received		1,708	2,640
NET CASH FROM / (USED IN) INVESTING ACTIVITIES		**5,684**	**(13,494)**
CASH FLOW FROM FINANCING ACTIVITIES			
Shares issued on exercise of employee stock options		5	–
Buyback including transaction cost	2.10	(13,046)	–
Payment of dividends (including dividend distribution tax)		(7,495)	(6,968)
NET CASH USED IN FINANCING ACTIVITIES		**(20,536)**	**(6,968)**
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(6)	(39)
Net decrease in cash and cash equivalents		(2,377)	(9,984)
Cash and cash equivalents at the beginning of the year	2.7	19,153	29,176
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	2.7	**16,770**	**19,153**
Supplementary information			
Restricted cash balance	2.7	375	411

The accompanying notes form an integral part of the standalone financial statements.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number: 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing, next-generation services and software. Along with its subsidiaries, Infosys provides business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life-cycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering services and API and micro services.

The Company is a public limited company incorporated and domiciled in India and has its registered office in Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited, in India. The Company's American Depositary Shares (ADSs) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Company has proposed to voluntarily delist its ADSs from the Euronext Paris and Euronext London exchanges due to low average daily trading volume of Infosys ADSs on these exchanges. The proposed delisting is subject to approval from the said stock exchanges.

The financial statements are approved for issue by the Company's Board of Directors on April 13, 2018.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and the relevant amendment rules issued thereafter.

Effective April 1, 2016, the Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101, *First-time Adoption of Indian Accounting Standards*, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Amounts for the year ended March 31, 2017 and as at March 31, 2017 were audited by previous auditors – B S R & Co LLP.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also, refer to Notes 2.15 and 2.22.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the Management at the time the asset is acquired and reviewed

periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the asset held for sale has been estimated using valuation techniques (mainly income and market approach), which include unobservable inputs.

1.5 Recent accounting pronouncements

Appendix B to Ind AS 21, Foreign currency transactions and advance consideration : On March 28, 2018, the Ministry of Corporate Affairs ('the MCA') notified the Companies (Indian Accounting Standards) Amendment Rules, 2018 containing Appendix B to Ind AS 21, Foreign currency transactions and advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency.

The amendment will come into force from April 1, 2018. The Company has evaluated the effect of this on the financial statements and the impact is not material.

Ind AS 115, Revenue from Contract with Customers : On March 28, 2018, the MCA notified the Ind AS 115. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers.

The standard permits two possible methods of transition :

- Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*.
- Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of Ind AS 115 is financial period beginning on or after April 1, 2018.

The Company will adopt the standard on April 1, 2018 by using the cumulative catch-up transition method and accordingly, comparatives for the year ending or ended March 31, 2018 will not be retrospectively adjusted. The effect on adoption of Ind AS 115 is expected to be insignificant.

2.1 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows :

Building[(1)]	22-25 years
Plant and machinery[(1)]	5 years
Office equipment	5 years
Computer equipment[(1)]	3-5 years
Furniture and fixtures[(1)]	5 years
Vehicles[(1)]	5 years
Leasehold improvements	Over lease term

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets are different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 are as follows :

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings[(1)(2)]	Plant and machinery[(2)(3)]	Office equipment[(2)]	Computer equipment[(2)]	Furniture and fixtures[(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	134	2	789	250	78	396	121	48	5	1,823
Deletions	–	–	(1)	(7)	(6)	(53)	(6)	(11)	–	(84)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(4)	(244)	(258)	(115)	(592)	(145)	(36)	(3)	(1,397)
Accumulated depreciation on deletions	–	–	–	6	5	52	6	11	–	80
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 were as follows :

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings[(1)(2)]	Plant and machinery[(2)(3)]	Office equipment[(2)]	Computer equipment[(2)]	Furniture and fixtures[(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2016	970	638	6,173	1,662	679	3,481	991	96	19	14,709
Additions	123	21	310	308	122	654	169	104	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(28)	(2)	(1)	(316)
Gross carrying value as at March 31, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Accumulated depreciation as at April 1, 2016	–	(21)	(2,150)	(1,033)	(369)	(2,195)	(619)	(63)	(11)	(6,461)
Depreciation	–	(5)	(227)	(245)	(111)	(572)	(146)	(21)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	8	2	1	187
Accumulated depreciation as at March 31, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Carrying value as at April 1, 2016	970	617	4,023	629	310	1,286	372	33	8	8,248
Carrying value as at March 31, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

(3) Includes ₹168 crore and ₹25 crore spent on CSR activities for the years ended March 31, 2018 and March 31, 2017, respectively.

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2018 and *March 31, 2017* are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	190	82	108
	197	*82*	*115*
Plant and machinery	33	25	8
	33	*19*	*14*
Furniture and fixtures	25	20	5
	25	*16*	*9*
Computer equipment	3	2	1
	3	*2*	*1*
Office equipment	18	13	5
	18	*10*	*8*

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Aggregate depreciation charged on above assets	20	19
Rental income from subsidiaries	67	65

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Carrying value at the beginning	–	–
Goodwill on business transfer of Noah *(Refer to Note 2.3.1)*	29	–
Carrying value at the end	29	–

The goodwill which was transferred as part of the business transfer has been allocated to the Company's CGU which is represented by the Energy & Utilities, Communication and Services segment.

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2018 are as follows:

in ₹ crore

Particulars	Customer-related	Sub-contracting rights-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2017	–	21	–	9	30
Transfer of assets *(Refer to Note 2.3.1)*	113	–	26	26	165
Deletions / retirals during the period	–	(21)	–	(9)	(30)
Gross carrying value as at March 31, 2018	113	–	26	26	165
Accumulated amortization as at April 1, 2017	–	(21)	–	(9)	(30)
Transfer of assets *(Refer to Note 2.3.1)*	(33)	–	(10)	(10)	(53)
Amortization expense	(7)	–	(2)	(2)	(11)
Accumulated amortization on deletions	–	21	–	9	30
Accumulated amortization as at March 31, 2018	(40)	–	(12)	(12)	(64)
Carrying value as at April 1, 2017	–	–	–	–	–
Carrying value as at March 31, 2018	73	–	14	14	101
Estimated useful life (in years)	2-10	–	5	5	–
Estimated remaining useful life (in years)	5	–	3	3	–

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2017 were as follows:

in ₹ crore

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as at April 1, 2016	21	9	30
Additions	–	–	–
Deletions	–	–	–
Gross carrying value as at March 31, 2017	21	9	30
Accumulated depreciation as at April 1, 2016	(21)	(9)	(30)
Depreciation	–	–	–
Accumulated depreciation on deletions	–	–	–
Accumulated depreciation as at March 31, 2017	(21)	(9)	(30)
Carrying value as at April 1, 2016	–	–	–
Carrying value as at March 31, 2017	–	–	–
Estimated useful life (in years)	–	–	–
Estimated remaining useful life (in years)	–	–	–

Research and development expense recognized in the Statement of Profit and Loss for the years ended March 31, 2018 and March 31, 2017 is ₹374 crore and ₹351 crore, respectively.

2.3 Investments

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT INVESTMENTS		
Equity instruments of subsidiaries	5,013	7,305
Debentures of subsidiary	1,780	2,129
Preference securities and equity instruments	117	132
Others	7	3
Tax-free bonds	1,831	1,833
Fixed maturity plans securities	376	357
Non-convertible debentures	2,869	3,575
TOTAL NON-CURRENT INVESTMENTS	11,993	15,334
CURRENT INVESTMENTS		
Liquid mutual fund units	–	1,755
Fixed maturity plans securities	–	151
Certificates of deposit	4,901	7,635
Government bonds	1	–
Non-convertible debentures	711	102
Commercial paper	293	–
TOTAL CURRENT INVESTMENTS	5,906	9,643
TOTAL CARRYING VALUE	17,899	24,977

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2018	2017
NON-CURRENT INVESTMENTS		
UNQUOTED		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited *(formerly Infosys BPO Limited)*	659	659
3,38,22,319 (3,38,22,319) equity shares of ₹10 each, fully paid		
Infosys Technologies (China) Co. Limited	333	236
Infosys Technologies (Australia) Pty Limited[(1)]	38	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid		
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		

Particulars	As at March 31,	
	2018	2017
Infosys Technologia do Brasil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	900	826
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹10 each, fully paid		
Infosys Nova Holdings LLC[(1)(2)]	–	94
Noah Consulting LLC *(Refer to Note 2.3.1)*	–	313
Infosys Consulting Pte Ltd *(formerly Lodestone Management Consultants)*	10	10
Pte Ltd) 1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid		
Brilliant Basics Holdings Limited *(Refer to Note 2.3.2)*	46	–
1,170 (Nil) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	–
70 (Nil) shares		
Kallidus Inc.	–	619
10,21,35,416 (10,21,35,416) shares *(Refer to Note 2.26)*		
Skava Systems Private Limited	–	59
25,000 (25,000) shares of ₹10 per share, fully paid up *(Refer to Note 2.26)*		
Panaya Inc.	–	1,398
2 (2) shares of USD 0.01 per share, fully paid up *(Refer to Note 2.26)*[(3)]		
	5,013	7,305
Investment carried at amortized cost		
Investment in debentures of subsidiary		
EdgeVerve Systems Limited	1,780	2,129
17,80,00,000 (21,29,00,000) Unsecured redeemable, non-convertible debentures of ₹100 each fully paid up		
	1,780	2,129
Investments carried at fair value through profit or loss		
Others *(Refer to Note 2.3.3)*	7	3
	7	3
Investment carried at fair value through other comprehensive income (FVOCI)		
Preference securities *(Refer to Note 2.3.3)*	116	131
Equity instruments *(Refer to Note 2.3.3)*	1	1
	117	132
QUOTED		
Investments carried at amortized cost		
Tax-free bonds *(Refer to Note 2.3.4)*	1,831	1,833
	1,831	1,833
Investments carried at fair value through profit or loss		
Fixed maturity plans securities *(Refer to Note 2.3.5)*	376	357
	376	357
Investments carried at fair value through other comprehensive income		
Non-convertible debentures *(Refer to Note 2.3.6)*	2,869	3,575
	2,869	3,575
TOTAL NON-CURRENT INVESTMENTS	11,993	15,334
CURRENT INVESTMENTS		
UNQUOTED		
Investments carried at fair value through profit or loss		
Liquid mutual fund units *(Refer to Note 2.3.5)*	–	1,755
	–	1,755

Particulars	As at March 31,	
	2018	2017
Investments carried at fair value through other comprehensive income		
Commercial paper *(Refer to Note 2.3.6)*	293	–
Certificates of deposit *(Refer to Note 2.3.6)*	4,901	7,635
	5,194	7,635
QUOTED		
Investments carried at amortized cost		
Government bonds *(Refer to Note 2.3.4)*	1	–
	1	–
Investments carried at fair value through profit or loss		
Fixed maturity plans securities *(Refer to Note 2.3.5)*	–	151
	–	151
Investments carried at fair value through other comprehensive income		
Non-convertible debentures *(Refer to Note 2.3.6)*	711	102
	711	102
TOTAL CURRENT INVESTMENTS	5,906	9,643
TOTAL INVESTMENTS	17,899	24,977
Aggregate amount of quoted investments	5,788	6,018
Market value of quoted investments (including interest accrued)	6,045	6,327
Aggregate amount of unquoted investments	12,111	18,959
(1) Aggregate amount of impairment in value of investments	122	–
Aggregate amount of impairment in value of investments held for sale *(Refer to Note 2.26)*	589	–
Investments carried at cost	5,013	7,305
Investments carried at amortized cost	3,612	3,962
Investments carried at fair value through other comprehensive income	8,891	11,444
Investments carried at fair value through profit or loss	383	2,266

(2) During the three months ended June 30, 2017, Infosys Nova Holdings LLC, a wholly-owned subsidiary, has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in Infosys Nova Holdings LLC, amounting to ₹94 crore.

(3) During the year ended March 31, 2018, there was an additional capital infusion of ₹38 crore in Panaya Inc.

Refer to Note 2.9 for accounting policies on financial instruments.

The details of amounts recorded in other comprehensive income are as follows:

in ₹ crore

Particulars	Year ended March 31, 2018			Year ended March 31, 2017		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(11)	2	(9)	(7)	–	(7)
Certificates of deposit	15	(5)	10	(5)	2	(3)
Equity and preference securities	4	3	7	(2)	(3)	(5)

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2018	2017
Liquid mutual funds	Quoted price	–	1,755
Fixed maturity plan securities	Market observable inputs	376	508
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,079	2,142
Non-convertible debentures	Quoted price and market observable inputs	3,580	3,677
Commercial paper	Market observable inputs	293	–
Certificates of deposit	Market observable inputs	4,901	7,635
Unquoted equity and preference securities	Discounted cash flows method, market multiples method, option pricing model	117	132
Others	Discounted cash flows method, market multiples method, option pricing model	7	3

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3.1 Business transfer – Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly-owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the Company entered into a business transfer agreement to transfer the business for a consideration of US$ 41 million (₹ 266 crore) and the transfer was with effect from October 25, 2017.

The transaction was between a holding company and a wholly-owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2018. The details of assets and liabilities taken over upon business transfer are as follows:

in ₹ crore

Particulars	Amount
Goodwill	29
Trade name	16
Customer contracts	80
Other intangibles	16
Deferred tax assets	13
Net assets / (liabilities), others	(117)
Total	37
Less: Consideration paid	266
Business transfer reserve	(229)

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received ₹ 316 crore as proceeds on liquidation.

2.3.2 Brilliant Basics Holdings Limited

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited, UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of ₹ 29 crore, a contingent consideration of up to ₹ 20 crore and an additional consideration of up to ₹ 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is ₹ 17 crore.

Proposed investment

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to US$ 75 million (approximately ₹ 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

2.3.3 Details of investments in preference securities, equity instruments and others

The details of non-current other investments in preference securities, equity instruments and others as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
PREFERENCE SECURITIES		
Airviz Inc.	6	9
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
ANSR Consulting	–	10
Nil (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	20	15
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
CloudEndure Ltd.	26	37
25,59,290 (25,59,290) Preferred Series B Shares, fully paid up, par value ILS 0.01 each		
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Waterline Data Science, Inc	23	24
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each		
Trifacta Inc.	21	26
11,80,358 (11,80,358) Preferred Stock		
Ideaforge	10	–
5,402 (Nil) Series A compulsorily convertible cumulative Preference shares of ₹ 10 each, fully paid up.		
TOTAL INVESTMENT IN PREFERENCE SECURITIES	116	131
EQUITY INSTRUMENTS		
OnMobile Systems Inc., USA	–	–
Nil (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each		

Particulars	As at March 31,	
	2018	2017
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹10 each		
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Ideaforge	–	–
100 (Nil) equity shares at ₹10, fully paid up		
TOTAL INVESTMENT IN EQUITY INSTRUMENTS	1	1
OTHERS		
Stellaris Venture Partners India	7	3
TOTAL INVESTMENT IN OTHERS	7	3
TOTAL	124	135

2.3.4 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	50	470	50
7.16% Power Finance Corporation Ltd. Bonds 17JUL2025	10,00,000	1,000	106	1,000	107
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	21	2,00,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	53
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
TOTAL INVESTMENTS IN TAX-FREE BONDS		68,05,416	1,831	68,05,416	1,833

The balances held in government bonds as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value	As at March 31, 2018		As at March 31, 2017	
	PHP	Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 09MAY2018	100	1,00,000	1	–	–
TOTAL INVESTMENTS IN GOVERNMENT BONDS		1,00,000	1	–	–

2.3.5 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual funds as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2018		As at March 31, 2017	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Cash Plus – Growth – Direct Plan	–	–	1,33,97,873	350
ICICI Prudential Liquid – Direct Plan – Growth	–	–	1,03,88,743	250
IDFC Cash Fund – Direct Plan- Growth	–	–	12,65,679	250
Kotak Low Duration Fund – Direct Plan – Growth (Ultra Short-Term)	–	–	15,02,564	305
L&T Liquid Fund – Direct Plan – Growth	–	–	6,72,806	150
Reliance Liquid Fund – Treasury Plan – Direct Growth Plan- Growth Option	–	–	8,82,465	350
SBI Premier Liquid Fund- Direct Plan – Growth	–	–	3,91,909	100
TOTAL INVESTMENTS IN LIQUID MUTUAL FUND UNITS	–	–	2,85,02,039	1,755

The balances held in fixed maturity plan securities as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2018		As at March 31, 2017	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days – GR Direct	5,00,00,000	54	5,00,00,000	51
Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 days – GR Direct	2,50,00,000	27	2,50,00,000	25
HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37	2,80,00,000	30	2,80,00,000	28
HDFC FMP 1169D Feb 2017 – Direct – Quarterly Dividend – Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80 – 1194 D Plan F Div	4,00,00,000	43	4,00,00,000	40
ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G Direct Plan	4,20,00,000	45	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan Series 80 – 1253 Days Plan J Direct Plan	3,00,00,000	32	3,00,00,000	30
IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days	1,00,00,000	11	1,00,00,000	10
IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days	1,50,00,000	16	1,50,00,000	15
Kotak FMP Series 199 Direct – Growth	3,50,00,000	37	3,50,00,000	36
Reliance Fixed Horizon Fund – XXXII Series 8 – Dividend Plan	3,50,00,000	36	3,50,00,000	35
Reliance Yearly Interval Fund Series 1 – Direct Plan- Growth Plan	–	–	10,69,06,898	151
TOTAL INVESTMENTS IN FIXED MATURITY PLAN SECURITIES	35,50,00,000	376	46,19,06,898	508

2.3.6 Details of investments in non-convertible debentures, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000	50	51	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000	1,000	101	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	3,000	306	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	129	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	500	53	500	52

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000	150	153	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	2,000	214	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000	50	53	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000	500	50	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000	100	105	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000	200	215	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000	2,000	216	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	55
8.43% IDFC Bank Ltd 30JAN2018	10,00,000	–	–	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000	50	54	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000	500	51	500	52
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	50	54	50	54
8.54% IDFC Bank Ltd 30MAY2018	10,00,000	1,500	194	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000	50	51	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	1,400	151	1,400	152
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000	1,000	104	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000	1,520	196	1,520	184
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000	75	76	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	500,000	5,000	256	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000	1,070	112	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	1,000	102	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000	500	52	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000	3,000	323	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000	500	52	500	53
TOTAL INVESTMENTS IN NON-CONVERTIBLE DEBENTURES		29,015	3,580	30,015	3,677

The balances held in certificates of deposit as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
Andhra Bank	1,00,000	–	–	35,000	344
Axis Bank	1,00,000	1,85,000	1,767	2,93,600	2,800
Corporation Bank	1,00,000	–	–	33,500	327
DBS Bank	1,00,000	–	–	5,000	49
HDFC Bank	1,00,000	15,000	147	–	–
ICICI Bank	1,00,000	1,10,000	1,035	42,500	413
IDFC Bank	1,00,000	–	–	1,35,000	1,281
IndusInd Bank	1,00,000	1,35,000	1,272	1,06,400	1,011
Kotak Bank	1,00,000	70,000	680	74,000	704
Vijaya Bank	1,00,000	–	–	14,000	137
Yes Bank	1,00,000	–	–	60,000	569
TOTAL INVESTMENTS IN CERTIFICATES OF DEPOSIT		5,15,000	4,901	7,99,000	7,635

The balances held in commercial paper as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
Life Insurance Corporation of India	5,00,000	6,000	293	–	–
TOTAL INVESTMENTS IN COMMERCIAL PAPER		6,000	293	–	–

2.4 Loans

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Unsecured, considered good		
Other loans		
Loans to employees	19	5
	19	5
Unsecured, considered doubtful		
Loans to employees	12	17
	31	22
Less: Allowance for doubtful loans to employees	12	17
TOTAL NON-CURRENT LOANS	19	5
CURRENT		
Unsecured, considered good		
Loans to subsidiaries *(Refer to Note 2.23)*	185	69
Other loans		
Loans to employees	208	241
TOTAL CURRENT LOANS	393	310
TOTAL LOANS	412	315

2.5 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Security deposits[1]	48	81
Rental deposits[1]	129	135
TOTAL NON-CURRENT OTHER FINANCIAL ASSETS	177	216
CURRENT		
Security deposits[1]	2	2
Rental deposits[1]	6	2
Restricted deposits[1]	1,415	1,309
Unbilled revenues[1][4]	3,573	3,200
Interest accrued but not due[1]	739	514
Foreign currency forward and options contracts[2][3]	16	268
Others[1][5]	155	108
TOTAL CURRENT OTHER FINANCIAL ASSETS	5,906	5,403
TOTAL OTHER FINANCIAL ASSETS	6,083	5,619
[1] Financial assets carried at amortized cost	6,067	5,351
[2] Financial assets carried at fair value through other comprehensive income	12	52
[3] Financial assets carried at fair value through profit or loss	4	216
[4] Includes dues from subsidiaries *(Refer to Note 2.23)*	32	47
[5] Includes dues from subsidiaries *(Refer to Note 2.23)*	40	18

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.6 Trade receivables[1]

in ₹ crore

Particulars	As at March 31,	
	2018	2017
CURRENT		
Unsecured		
Considered good[2]	12,151	10,960
Considered doubtful	315	289
	12,466	11,249
Less: Allowances for credit losses	315	289
TOTAL TRADE RECEIVABLES	12,151	10,960
[1] Includes dues from companies where directors are interested	–	1
[2] Includes dues from subsidiaries *(Refer to Note 2.23)*	335	235

2.7 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Balances with banks		
In current and deposit accounts	10,789	12,222
Cash on hand	–	–
Others		
Deposits with financial institution	5,981	6,931
TOTAL CASH AND CASH EQUIVALENTS	16,770	19,153
Balances with banks in unpaid dividend accounts	22	17
Deposits with more than 12 months maturity	6,187	6,765
Balances with banks held as margin money deposits against guarantees	353	394

Cash and cash equivalents as at March 31, 2018 and March 31, 2017 include restricted cash and bank balances of ₹375 crore and ₹411 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances with banks as on Balance Sheet dates are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
In current accounts		
ANZ Bank, Taiwan	9	3
Bank of America, USA	814	769
Bank of Baroda, Mauritius	1	–
BNP Paribas Bank, Norway	88	7
Citibank N.A., Australia	184	8
Citibank N.A., Dubai	5	1
Citibank N.A., EEFC (US Dollar account)	4	1
Citibank N.A., Hungary	6	3
Citibank N.A., India	3	2
Citibank N.A., Japan	18	12
Citibank N.A., New Zealand	8	6
Citibank N.A., South Africa	33	9
Citibank N.A., South Korea	2	1
Deutsche Bank, Belgium	27	10
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	14	11
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (US Dollar account)	27	73
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	8
Deutsche Bank, France	19	8
Deutsche Bank, Germany	70	48
Deutsche Bank, India	40	9
Deutsche Bank, Malaysia	5	7
Deutsche Bank, Netherlands	8	2
Deutsche Bank, Philippines	14	4
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (US Dollar account)	5	1
Deutsche Bank, Singapore	17	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	18	5
Deutsche Bank, Switzerland (US Dollar account)	–	1
Deutsche Bank, United Kingdom	74	25
HSBC Bank, Hong Kong	2	1
ICICI Bank, EEFC (US Dollar account)	5	3
ICICI Bank, India	33	40
Nordbanken, Sweden	26	22
Punjab National Bank, India	12	6
Royal Bank of Canada, Canada	9	5
Splitska Banka D.D., Société Générale Group, Croatia	8	–
State Bank of India	–	6
	1,624	1,166
In deposit accounts		
Axis Bank	–	945
Barclays Bank	200	825
HDFC Bank	2,423	349
HSBC Bank	–	500
ICICI Bank	3,467	4,351
IDBI Bank	–	1,750
IDFC Bank	1,500	–
IndusInd Bank	1,000	191
Kotak Mahindra Bank	–	500
South Indian Bank	200	200
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	–	485
	8,790	10,645
In unpaid dividend accounts		
Axis Bank, unpaid dividend account	1	2
HDFC Bank, unpaid dividend account	1	2
ICICI Bank, unpaid dividend account	20	13
	22	17
In margin money deposits against guarantees		
Canara Bank	151	177
ICICI Bank	202	217
	353	394
Deposits with financial institution		
HDFC Limited	4,781	6,231
LIC Housing Finance Limited	1,200	700
	5,981	6,931
TOTAL CASH AND CASH EQUIVALENTS	16,770	19,153

2.8 Other assets

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Capital advances	420	562
Advances other than capital advance		
Prepaid gratuity *(Refer to Note 2.20)*	23	56
Others		
Prepaid expenses	49	95
Deferred contract cost	262	283
Withholding taxes and others	1,407	–
TOTAL NON-CURRENT OTHER ASSETS	2,161	996

Particulars	As at March 31,	
	2018	2017
CURRENT		
Advances other than capital advance		
Payment to vendors for supply of goods	103	87
Others		
Prepaid expenses[1]	449	387
Deferred contract cost	44	74
Withholding taxes and others	843	1,665
TOTAL CURRENT OTHER ASSETS	1,439	2,213
TOTAL OTHER ASSETS	3,600	3,209
[1] Includes dues from subsidiaries *(Refer to Note 2.23)*	115	56

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.9 Financial instruments

Accounting policy

2.9.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset, which is not classified in any of the above categories, is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination, which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss

on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective, remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.9.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to 'Financial instruments by category' for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.9.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized, is recognized as an impairment gain or loss in the statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2018 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
ASSETS							
Cash and cash equivalents *(Refer to Note 2.7)*	16,770	–	–	–	–	16,770	16,770
Investments *(Refer to Note 2.3)*							
Preference securities, equity instruments and others	–	–	7	117	–	124	124
Tax-free bonds and government bonds	1,832	–	–	–	–	1,832	(2) 2,079
Redeemable, non-convertible debentures(1)	1,780	–	–	–	–	1,780	1,780
Fixed maturity plan securities	–	–	376	–	–	376	376
Certificates of deposit	–	–	–	–	4,901	4,901	4,901
Non-convertible debentures	–	–	–	–	3,580	3,580	3,580
Commercial paper	–	–	–	–	293	293	293
Trade receivables *(Refer to Note 2.6)*	12,151	–	–	–	–	12,151	12,151
Loans *(Refer to Note 2.4)*	412	–	–	–	–	412	412

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Other financial assets *(Refer to Note 2.5)*	6,067	–	4	–	12	6,083	[3] 6,001
TOTAL	39,012	–	387	117	8,786	48,302	48,467
LIABILITIES							
Trade payables *(Refer to Note 2.12)*	738	–	–	–	–	738	738
Other financial liabilities *(Refer to Note 2.11)*	4,241	–	91	–	3	4,335	4,335
TOTAL	4,979	–	91	–	3	5,073	5,073

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates.

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
ASSETS							
Cash and cash equivalents *(Refer to Note 2.7)*	19,153	–	–	–	–	19,153	19,153
Investments *(Refer to Note 2.3)*							
Preference securities, equity instruments and others	–	–	3	132	–	135	135
Tax-free bonds and government bonds	1,833	–	–	–	–	1,833	[2] 2,142
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures[1]	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificates of deposit	–	–	–	–	7,635	7,635	7,635
Non-convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables *(Refer to Note 2.6)*	10,960	–	–	–	–	10,960	10,960
Loans *(Refer to Note 2.4)*	315	–	–	–	–	315	315
Other financial assets *(Refer to Note 2.5)*	5,351	–	216	–	52	5,619	[3] 5,537
TOTAL	39,741	–	2,482	132	11,364	53,719	53,946
LIABILITIES							
Trade payables *(Refer to Note 2.12)*	269	–	–	–	–	269	269
Other financial liabilities *(Refer to Note 2.11)*	3,867	–	87	–	–	3,954	3,954
TOTAL	4,136	–	87	–	–	4,223	4,223

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates.

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2018 is as follows:

in ₹ crore

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
ASSETS				
Investments in tax-free bonds *(Refer to Note 2.3)*	2,078	1,806	272	–
Investments in government bonds *(Refer to Note 2.3)*	1	1	–	–
Investments in equity instruments *(Refer to Note 2.3)*	1	–	–	1
Investments in preference securities *(Refer to Note 2.3)*	116	–	–	116
Investments in fixed maturity plan securities *(Refer to Note 2.3)*	376	–	376	–
Investments in certificates of deposit *(Refer to Note 2.3)*	4,901	–	4,901	–
Investments in non-convertible debentures *(Refer to Note 2.3)*	3,580	2,493	1,087	–
Investments in commercial paper *(Refer to Note 2.3)*	293	–	293	–
Other investments *(Refer to Note 2.3)*	7	–	–	7
Derivative financial instruments - gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.5)*	16	–	16	–
LIABILITIES				
Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.11)*	40	–	40	–
Liability towards contingent consideration *(Refer to Note 2.11)*(1)(2)	54	–	–	54

(1) Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holdings Limited as per the share purchase agreement

(2) Discounted ₹21 crore at 10% pertaining to Brilliant Basics

During the year ended March 31, 2018, tax-free bonds and non-convertible debentures of ₹1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price, and ₹743 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2017 was as follows:

in ₹ crore

Particulars	As at March 31, 2017	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
ASSETS				
Investments in liquid mutual fund units *(Refer to Note 2.3)*	1,755	1,755	–	–
Investments in tax-free bonds *(Refer to Note 2.3)*	2,142	206	1,936	–
Investments in equity instruments *(Refer to Note 2.3)*	1	–	–	1
Investments in preference securities *(Refer to Note 2.3)*	131	–	–	131
Investments in fixed maturity plan securities *(Refer to Note 2.3)*	508	–	508	–
Investments in certificates of deposit *(Refer to Note 2.3)*	7,635	–	7,635	–
Investments in non-convertible debentures *(Refer to Note 2.3)*	3,677	3,160	517	–
Other investments *(Refer to Note 2.3)*	3	–	–	3
Derivative financial instruments - gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.5)*	268	–	268	–
LIABILITIES				
Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.11)*	2	–	2	–
Liability towards contingent consideration *(Refer to Note 2.11)*(1)(2)	85	–	–	85

(1) Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.

(2) Discounted ₹91 crore at 14.2%

During the year ended March 31, 2017, tax-free bonds of ₹115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as at March 31, 2018 from March 31, 2017 is mainly on account of settlement of ₹45 crore pertaining to Kallidus acquisition and addition of ₹17 crore in relation to acquisition of Brilliant Basics Holdings Limited (Refer to Note 2.2).

Financial risk management

Financial risk factors: The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk: The Company operates internationally and a major portion of the business is transacted in several currencies and consequently, the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The foreign currency risks from financial instruments as at March 31, 2018 are as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	858	139	82	186	271	1,536
Trade receivables	7,776	1,522	871	743	550	11,462
Other financials assets (including loans)	2,196	597	335	159	305	3,592
Trade payables	(312)	(60)	(168)	(36)	(22)	(598)
Other financial liabilities	(1,962)	(252)	(148)	(220)	(162)	(2,744)
Net assets / (liabilities)	8,556	1,946	972	832	942	13,248

The foreign currency risks from financial instruments as at March 31, 2017 were as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade receivables	7,611	1,005	793	533	361	10,303
Other financials assets (including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

Sensitivity analysis between Indian rupee and USD

Particulars	Year ended March 31,	
	2018	2017
Impact on the Company's incremental operating margins	0.52%	0.52%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

Particulars	As at March 31, 2018		As at March 31, 2017	
	In million	In ₹ crore	In million	In ₹ crore
DERIVATIVES DESIGNATED AS CASH FLOW HEDGES				
Forward contracts				
In AUD	–	–	130	644
In Euro	–	–	95	658
In GBP	–	–	40	324
Options Contracts				
In AUD	60	300	–	–
In Euro	100	808	40	277
In GBP	20	184	–	–
OTHER DERIVATIVES				
Forward contracts				
In AUD	–	–	30	149
In CAD	20	99	–	–
In Euro	86	695	106	735
In JPY	550	34	–	–
In NZD	16	76	–	–
In NOK	40	34	–	–
In ZAR	25	14	–	–
In SGD	5	25	5	23
In SEK	50	40	50	36
In CHF	21	146	10	65
In USD	556	3,624	480	3,113
In GBP	45	415	70	566
Options contracts				
In AUD	20	100	–	–
In CAD	–	–	13	65
In Euro	45	363	25	173
In CHF	5	33	–	–
In USD	320	2,086	195	1,265
In GBP	25	231	30	243
TOTAL FORWARD AND OPTIONS CONTRACTS		9,307		8,336

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Not later than one month	2,693	2,215
Later than one month and not later than three months	4,274	4,103
Later than three months and not later than one year	2,340	2,018
TOTAL	9,307	8,336

During the years ended March 31, 2018 and March 31, 2017, the Company has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as at March 31, 2018 are expected to occur and reclassified to the Statement of Profit or Loss within three months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The reconciliation of effective portion of cash flow hedges is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Gain / (Loss)		
Balance at the beginning of the year	39	–
Gain / (Loss) recognized in other comprehensive income during the year	(93)	121

Particulars	Year ended March 31,	
	2018	2017
Amount reclassified to profit and loss during the year	41	(69)
Tax impact on above	13	(13)
Balance at the end of the year	–	39

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As at March 31, 2018		As at March 31, 2017	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	20	(44)	269	(3)
Amount set off	(4)	4	(1)	1
Net amount presented in Balance Sheet	16	(40)	268	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹12,151 crore and ₹10,960 crore as at March 31, 2018 and March 31, 2017, respectively and unbilled revenues amounting to ₹3,573 crore and ₹3,200 crore as at March 31, 2018 and March 31, 2017, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. The Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

in %

Particulars	Year ended March 31,	
	2018	2017
Revenue from top customer	3.9	3.9
Revenue from top 10 customers	21.0	23.1

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the years ended March 31, 2018 and March 31, 2017 was ₹18 crore and ₹135 crore respectively.

The movement in credit loss allowance on customer balances is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Balance at the beginning	379	249
Impairment loss recognized	18	135
Amounts written off	(3)	(1)
Translation differences	7	(4)
Balance at the end	401	379

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi-government organizations, non-convertible debentures issued by government-aided institutions, certificates of deposit and commercial paper.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2018, the Company had a working capital of ₹30,903 crore including cash and cash equivalents of ₹16,770 crore and current investments of ₹5,906 crore. As at March 31, 2017, the Company had a working capital of ₹35,896 crore including cash and cash equivalents of ₹19,153 crore and current investments of ₹9,643 crore.

As at March 31, 2018 and March 31, 2017, the outstanding compensated absences were ₹1,260 crore and ₹1,142 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	738	–	–	–	738
Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.11)*	4,241	–	–	–	4,241
Liability towards acquisitions on an undiscounted basis (contingent consideration)	41	7	7	–	55

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2017 were as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.11)*	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (contingent consideration)	45	46	–	–	91

2.10 Equity

Equity share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2018	2017
Authorized		
Equity shares, ₹5 par value 240,00,00,000 (240,00,00,000) equity shares	1,200	1,200
Issued, subscribed and paid-up		
Equity shares, ₹5 par value(1) 218,41,14,257 (229,69,44,664) equity shares fully paid-up	1,092	1,148
	1,092	1,148

(1) Refer to Note 2.21 for details of basic and diluted shares.

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by ADSs carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the period of five years immediately preceding March 31, 2018:

- The Company has allotted 114,84,72,332 and 57,42,36,166 fully paid-up shares of face value ₹5 each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt (ADR) holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

in ₹

Particulars	Year ended March 31,	
	2018	2017
Final dividend for fiscal 2016	–	14.25
Interim dividend for fiscal 2017	–	11.00
Final dividend for fiscal 2017	14.75	–
Interim dividend for fiscal 2018	13.00	–

Effective from fiscal 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding financial year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating

activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under International Financial Reporting Standards. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of ₹20.50 per equity share for the financial year ended March 31, 2018 and a special dividend of ₹10 per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018 and if approved would result in a cash outflow of approximately ₹7,982 crore, including dividend distribution tax.

The Board of Directors, at its meeting on October 24, 2017, declared an interim dividend of ₹13 per equity share, which resulted in a cash outflow of ₹3,422 crore, inclusive of dividend distribution tax.

During the year ended March 31, 2018, the Company received ₹846 crore as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully paid-up equity shares of face value of ₹5 each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore. The shareholders approved the said proposal of buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 11,30,43,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling ADSs and withdrawing underlying Equity shares) of the Company as on the record date (i.e November 1, 2017) on a proportionate basis through the 'Tender offer' route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of ₹56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

The details of shareholders holding more than 5% shares as at March 31, 2018 and March 31, 2017 are set out below:

in ₹ crore, except as stated otherwise

Name of the shareholder	As at March 31, 2018		As at March 31, 2017	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	37,99,05,859	17.39	38,33,17,937	16.69
Life Insurance Corporation of India	14,95,14,017	6.85	16,14,36,123	7.03

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2018		As at March 31, 2017	
	No. of shares	Amount	No. of shares	Amount
Number of shares at the beginning of the period	229,69,44,664	1,148	229,69,44,664	1,148
Add: Shares issued on exercise of employee stock options	2,13,071	–	–	–
Less: Shares bought back	11,30,43,478	56	–	–
Number of shares at the end of the period	218,41,14,257	1,092	229,69,44,664	1,148

Employee Stock Option Plan (ESOP)

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, *Share-based Payments*. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102

Effective April 1, 2017, the Company adopted the amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the financial statements.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board has been authorized to introduce, offer, issue and

allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this, 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,08,01,956 and 1,12,89,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 Plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Salil Parekh (CEO & MD): Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan,

a. an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date
b. a one-time grant of RSUs of fair value ₹9.75 crore which will vest over time in two equal annual installments upon completion of each year of service from the grant date and
c. an annual grant of performance-based RSUs of fair value ₹13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 28,256 RSUs and the one-time time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018. Though the annual time-based grants for the remaining employment term have not been granted as of March 31, 2018 , in accordance with Ind AS 102, *Share-based Payments,* the Company has recorded employment stock compensation expense.

Stock incentives granted to Dr. Vishal Sikka: Consequent to Dr. Vishal Sikka's resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance-based awards) granted to him were forfeited.

Stock incentives granted to COO: The Nomination and Remuneration Committee ('the Committee'), at its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to ₹4 crore to U.B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO, Dr. Vishal Sikka, and COO): On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 Plan, to key managerial personnel (KMP), excluding Dr. Vishal Sikka and the COO, based on fiscal 2016 performance. On August 1, 2017, 58,150 RSUs and 44,450 ESOPs were granted to KMP. These RSUs and stock options will generally vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. On February 27, 2018, based on the recommendation and approval of the nomination and remuneration committee, the Company granted 2,14,950 RSUs to KMP other than CEO and COO. These instruments will vest over a period of four years and are subject to continued service.

During the year ended March 31, 2018, three of the KMP have resigned (Refer to Note *2.23, Related party transactions* for further details) and hence the RSUs and stock options granted to them were forfeited.

Stock incentive granted to employees other than KMP: During fiscal 2017, the Company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash-settled) to certain eligible employees at mid and senior levels under the 2015 Plan. Further, on May 2, 2017, the Company granted 37,090 RSUs (includes equity shares and equity shares represented by ADSs) at par value, 73,600 ESOPs (including equity shares and equity shares represented by ADSs) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash-settled) were granted to employees at the senior management level. These instruments will vest over a period of four years and are subject to continued service. On February 27, 2018 15,59,920 RSUs and 42,590 incentive units (cash-settled) were granted to eligible employees. These instruments will vest over a period of four years and are subject to continued service.

As at March 31, 2018 and March 31, 2017, 1,11,757 and 1,06,845 incentive units were outstanding (net of forfeitures).

The break-up of employee stock compensation expenses is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Granted to		
KMP[2]	(13)	36
Employees other than KMP	85	71
TOTAL[1]	72	107

[1] Cash-settled stock compensation expense included ₹1 crore each in the years ended March 31, 2018 and March 31, 2017.

[2] Includes a reversal of stock compensation cost of ₹35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation.

The carrying value of liability towards cash-settled, share-based payments was ₹6 crore and ₹3 crore as at March 31, 2018 and March 31, 2017, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled, share-based payment transactions during the years ended March 31, 2018 and March 31, 2017 is as follows:

Particulars	Year ended March 31, 2018		Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: Restricted Stock Units (RSUs)				
Outstanding at the beginning	29,61,373	5	2,21,505	5
Granted	22,80,608	5	28,74,690	5
Exercised	6,48,217	5	1,00,760	5
Forfeited and expired	8,43,355	5	34,062	5
Outstanding at the end	37,50,409	5	29,61,373	5
Exercisable at the end	24,205	5	–	–
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	11,97,650	992	–	–
Granted	4,91,575	943	12,05,850	992
Exercised	52,412	983	–	–
Forfeited and expired	6,69,900	961	8,200	992
Outstanding at the end	9,66,913	986	11,97,650	992
Exercisable at the end	1,96,912	992	–	–

During the years ended March 31, 2018 and March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹992 and ₹1,084, respectively.

The details of equity-settled RSUs and ESOPs outstanding as at March 31, 2018 are as follows:

Range of exercise prices per share (₹)	Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan			
0-5 (RSU)	37,50,409	1.89	5.00
900-1100 (ESOP)	9,66,913	6.60	992.68
	47,17,322	2.57	207.45

The details of equity-settled RSUs and ESOPs outstanding as at March 31, 2017 were as follows:

Range of exercise prices per share (₹)	Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan			
0-5 (RSU)	29,61,373	1.88	5.00
900-1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The fair value of each equity-settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted during the year ended March 31, 2018			
	Equity shares		ADSs	
	RSU	ESOP	RSU	ESOP
Weighted average share price (₹) / ($-ADS)	1,144	923	16.61	14.65
Exercise price (₹) / ($-ADS)	5.00	919	0.08	14.67
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1-4	3-7	1-4	3-7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6-7	6-7	1-2	1-2
Weighted average fair value as on grant date (₹) / ($-ADS)	1,066	254	15.47	2.93

Particulars	For options granted during the year ended March 31, 2017			
	Equity shares		ADSs	
	RSU	ESOP	RSU	ESOP
Weighted average share price (₹) / ($-ADS)	1,067	989	15.77	15.26
Exercise price (₹) / ($-ADS)	5	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1-4	3-7	1-4	3-7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6-7	6-7	1-2	1-2
Weighted average fair value as on grant date (₹) / ($-ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Others		
Compensated absences	42	–
Payable for acquisition of business – Contingent consideration	13	40
TOTAL NON-CURRENT OTHER FINANCIAL LIABILITIES	55	40
CURRENT		
Unpaid dividends	22	17
Others		
Accrued compensation to employees	2,048	1,404
Accrued expenses(1)	1,776	2,013
Retention monies	63	153
Payable for acquisition of business – Contingent consideration	41	45
Capital creditors	148	36
Compensated absences	1,218	1,142
Other payables(2)	184	244
Foreign currency forward and options contracts	40	2
TOTAL CURRENT OTHER FINANCIAL LIABILITIES	5,540	5,056
TOTAL FINANCIAL LIABILITIES	5,595	5,096

Particulars	As at March 31,	
	2018	2017
Financial liability carried at amortized cost	4,241	3,867
Financial liability carried at fair value through profit or loss	91	87
Financial liability carried at fair value through other comprehensive income	3	–
Liability towards acquisition of business on undiscounted basis	55	91
(1) Includes dues to subsidiaries *(Refer to Note 2.23)*	9	3
(2) Includes dues to subsidiaries *(Refer to Note 2.23)*	19	14

2.12 Trade payables

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Trade payables(1)	738	269
TOTAL TRADE PAYABLES	738	269
(1) Includes dues to subsidiaries *(Refer to Note 2.23)*	178	135

As at March 31, 2018 and March 31, 2017, there are no outstanding dues to micro and small enterprises. There are no interests due or outstanding on the same.

2.13 Other liabilities

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Deferred income	36	42
Deferred rent	117	–
TOTAL NON-CURRENT OTHER LIABILITIES	153	42
CURRENT		
Unearned revenues	1,887	1,320
Client deposits	32	–
Others		
Withholding taxes and others	1,029	1,027
Deferred rent	24	2
TOTAL CURRENT OTHER LIABILITIES	2,972	2,349
TOTAL OTHER LIABILITIES	3,125	2,391

2.14 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support : The Company provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price and fixed-timeframe

contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts: Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

in ₹ crore

Particulars	As at March 31,	
	2018	2017
CURRENT		
Others		
Post-sales client support and others	436	350
TOTAL PROVISIONS	436	350

The movement in the provision for post-sales client support and others is as follows:

in ₹ crore

Particulars	Year ended March 31, 2018
Balance at the beginning	350
Provision recognized	130
Provision utilized	(46)
Exchange difference	2
Balance at the end	436

Provision for post-sales client support and other provisions are expected to be utilized over a period of six months to one year.

2.15 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Current taxes	4,003	5,068
Deferred taxes	(250)	52
Income tax expense	3,753	5,120

Advance Pricing Agreement (APA): During the three months ended December 31, 2017, the Company had concluded an APA with the US Internal Revenue Service (IRS) for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company's US branch operations.

During the three months ended December 31, 2017, in accordance with the APA, the Company has reversed income tax expense provision of ₹1,432 crore which pertains to previous periods. This comprises reversal of current tax expense of ₹1,610 crore, reversal of ₹132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of ₹46 crore pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company has to pay an amount of approximately ₹1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid ₹479 crore during the three months ended March 31, 2018, and the balance amount is expected to be paid over the next few quarters.

Additionally, the income tax expense for the years ended March 31, 2018 and March 31, 2017 includes reversal (net of provisions) of ₹240 crore and ₹218 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

The 'Tax Cuts and Jobs Act (H.R. 1)' was signed into law on December 22, 2017 ('US Tax Reforms'). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018, among other measures. During the year ended March 31, 2018, the US tax reforms has resulted in a positive impact of ₹155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

During the years ended March 31, 2018 and March 31, 2017, a current tax charge of ₹16 crore and current tax credit of ₹8 crore, respectively, have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the year ended March 31, 2018, a deferred tax credit of ₹13 crore and a deferred tax credit of less than ₹1 crore have been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures, certificates of deposit, commercial paper and equity and preference securities. During the year ended March 31, 2017, a deferred tax charge of ₹13 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized as follows:

in ₹ crore except otherwise stated

Particulars	As at March 31,	
	2018	2017
Profit before income taxes	19,908	18,938
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	6,890	6,554
Tax effect due to non-taxable income for Indian tax purposes	(2,008)	(1,915)
Overseas taxes	678	735
Tax reversals, overseas and domestic	(1,566)	(218)
Effect of exempt non-operating income	(385)	(51)
Effect of non-deductible expenses	299	16
Branch profit tax	(209)	–
Others	54	(1)
Income tax expense	3,753	5,120

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' US branch net assets amounted to approximately ₹5,030 crore. During the year ended March 31, 2018, an additional deferred tax liability has been created for BPT amounting to ₹46 crore on account of conclusion of APA explained above. Further, on account of US tax Reforms, the Company has a credit of ₹155 crore pertaining to BPT for the year ended March 31, 2018. The Company has also reversed ₹55 crore of BPT during the year ended March 31, 2018. As of March 31, 2018, the Company has a deferred tax liability for BPT of ₹164 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the year ended March 31, 2018 includes interest on income tax refund of ₹257 crore.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income tax Act, 1961.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹5,045 crore and ₹5,309 crore as at March 31, 2018 and March 31, 2017, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The details of income tax assets and income tax liabilities as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Income tax assets	5,710	5,454
Current income tax liabilities	(1,976)	(3,762)
Net current income tax asset/ (liability) at the end	3,734	1,692

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Net current income tax asset / (liability) at the beginning	1,692	1,716
Income tax paid	6,054	5,033
Current income tax expense	(4,003)	(5,068)
Income tax benefit arising on exercise of stock options	–	1
Income tax on other comprehensive income	(16)	8
Translation differences	7	2
Net current income tax asset/ (liability) at the end	3,734	1,692

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Deferred income tax assets		
Property, plant and equipment	181	107
Computer software	–	40
Accrued compensation to employees	–	35
Trade receivables	129	123
Compensated absences	325	336
Post-sales client support	92	93
Derivative financial instruments	13	–
Branch profit tax	341	–
Others	55	32
Total deferred income tax assets	1,136	766
Deferred income tax liabilities		
Branch profit tax	(505)	(327)
Derivative financial instruments	(1)	(75)
Others	(7)	(18)
Total deferred income tax liabilities	(513)	(420)
Deferred income tax assets after set-off	1,128	346
Deferred income tax liabilities after set-off	(505)	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the years ended March 31, 2018 and March 31, 2017, is as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Net deferred income tax asset at the beginning	346	405
Additions on account of business transfer *(Refer to Note 2.3.1)*	13	–
Translation differences	1	6
Credits / (charge) relating to temporary differences	250	(52)
Temporary differences on other comprehensive income	13	(13)
Net deferred income tax asset at the end	623	346

The entire deferred income tax, except for a credit of ₹155 crore (on account of US tax reforms explained above), for the year ended March 31, 2018, relates to origination and reversal of temporary differences

The credit relating to temporary differences during the year ended March 31, 2018 is primarily on account of property, plant and equipment and trade receivables partially offset by decrease in compensated absences and accrued compensation to employees. The charge relating to temporary differences during the year ended March 31, 2017 is primarily on account of property, plant and equipment, accrued compensation and compensated absences partially offset by trade receivables.

2.16 Revenue from operations

Accounting policy

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software-related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenues while billings in excess of costs and earnings are classified as unearned revenues. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, *Revenue*, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Revenue from software services	61,910	59,257
Revenue from software products	31	32
TOTAL REVENUE FROM OPERATIONS	61,941	59,289

2.17 Other income, net

Accounting policy

2.17.1 Other income

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.17.2 Foreign currency

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other income for the years ended March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	138	320
Deposits with banks and others	1,540	2,028
Interest income on financial assets fair valued through other comprehensive income		
Non-convertible debentures, commercial paper and certificates of deposit	642	182
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	3	23
Gain / (loss) on liquid mutual funds	227	111
Dividend income from subsidiary	846	–
Write-down of investment in subsidiary *(Refer to Note 2.3)*	(122)	–
Exchange gains / (losses) on foreign currency forward and options contracts	(12)	551
Exchange gains / (losses) on translation of assets and liabilities	265	(324)
Miscellaneous income, net	492	171
TOTAL OTHER INCOME	4,019	3,062

2.18 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Employee benefit expenses		
Salaries including bonus	31,618	30,111
Contribution to provident and other funds	695	640
Share-based payments to employees *(Refer to Note 2.10)*	72	107
Staff welfare	87	86
	32,472	30,944
Cost of software packages and others		
For own use	774	729
Third-party items bought for service delivery to clients	496	506
	1,270	1,235

Particulars	Year ended March 31,	
	2018	2017
Other expenses		
Power and fuel	162	180
Brand and marketing	247	276
Operating lease payments *(Refer to Note 2.19)*	328	284
Rates and taxes	116	118
Repairs and maintenance	902	1,073
Consumables	22	31
Insurance	47	45
Provision for post-sales client support	127	84
Commission to non-whole time directors	9	9
Impairment loss recognized / (reversed) on financial assets	24	140
Auditor's remuneration		
Statutory audit fees	3	2
Tax matters	1	–
Other services	–	–
Contributions towards Corporate Social Responsibility	142	215
Others	54	89
	2,184	2,546

2.19 Leases

Accounting policy

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

The lease rentals charged during the period are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Lease rentals recognized during the period	328	284

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Future minimum lease payable	As at March 31,	
	2018	2017
Not later than 1 year	267	275
Later than 1 year and not later than 5 years	877	809
Later than 5 years	755	631

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of 10 years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 Employee benefits

Accounting policy

2.20.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

2.20.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.20.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity

The funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Change in benefit obligations		
Benefit obligations at the beginning	979	826
Service cost	131	111
Interest expense	64	61
Curtailment gain	–	(3)
Transfer of obligation	4	(1)
Remeasurements – Actuarial (gains) / losses	(57)	61
Benefits paid	(93)	(76)
Benefit obligations at the end	1,028	979
Change in plan assets		
Fair value of plan assets at the beginning	1,035	828
Interest income	69	69
Transfer of assets	4	–
Remeasurements – Return on plan assets excluding amounts included in interest income	11	11
Contributions	25	203
Benefits paid	(93)	(76)
Fair value of plan assets at the end	1,051	1,035
Funded status	23	56

The amounts for the years ended March 31, 2018 and March 31, 2017 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Service cost	131	111
Net interest on the net defined benefit liability / asset	(5)	(8)
Curtailment gain	–	(3)
Net gratuity cost	126	100

The amounts for the years ended March 31, 2018 and March 31, 2017 recognized in statement of other comprehensive income are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(57)	61
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(11)	(11)
	(68)	50

in ₹ crore

Particulars	As at March 31,	
	2018	2017
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	(36)	49
(Gain) / loss from change in experience assumptions	(21)	12
	(57)	61

The weighted-average assumptions used to determine benefit obligations as at March 31, 2018 and March 31, 2017 are as follows:

Particulars	As at March 31,	
	2018	2017
Discount rate (%)	7.5	6.9
Weighted average rate of increase in compensation levels (%)	8.0	8.0

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2018 and March 31, 2017 are as follows:

Particulars	As at March 31,	
	2018	2017
Discount rate (%)	6.9	7.8
Weighted average rate of increase in compensation levels (%)	8.0	8.0
Weighted average duration of defined benefit obligation	6.1 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligations:

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31, 2018
Discount rate	58
Weighted average rate of increase in compensation level	50

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2018 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for each of the years ended March 31, 2018 and March 31, 2017 was ₹80 crore.

The Company expects to contribute ₹110 crore to the gratuity trusts during the fiscal 2019.

Maturity profile of defined benefit obligation:

in ₹ crore

Within 1 year	144
1-2 year	151
2-3 year	165
3-4 year	176
4-5 year	186
5-10 years	928

b. Superannuation

The Company contributed ₹158 crore and ₹151 crore to the Superannuation trust during the years ended March 31, 2018 and March 31, 2017 respectively and the same has been recognized in the Statement of Profit and Loss account under the employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions, there is no shortfall as at March 31, 2018 and March 31, 2017, respectively.

The details of fund and plan asset position are given below:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Plan assets at period end, at fair value	5,160	4,459
Present value of benefit obligation at period end	5,160	4,459
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,	
	2018	2017
Government of India (GOI) bond yield	7.50%	6.90%
Remaining term to maturity of portfolio	5.9 years	6 years
Expected guaranteed interest rate	8.55%	8.60%

The Company contributed ₹397 crore and ₹378 crore during the years ended March 31, 2018 and March 31, 2017 respectively and the same has been recognized in the Statement of Profit and Loss under the employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits costs include:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Salaries and bonus[(1)(2)]	31,791	30,315
Defined contribution plans	158	151
Defined benefit plans	523	478
	32,472	30,944

(1) Includes employee stock compensation expense of ₹72 crore and ₹107 crore for the years ended March 31, 2018 and March 31, 2017, respectively (Refer to Note 2.10).

(2) Included in the above for the year ended March 31, 2018 is a reversal of stock compensation cost of ₹35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to Note 2.10).

2.21 Reconciliation of basic and diluted shares used in computing earning per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2018	2017
Basic earnings per equity share – weighted average number of equity shares outstanding	226,63,43,802	229,69,44,664
Effect of dilutive common equivalent shares – share options outstanding	10,48,819	2,15,006
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	226,73,92,621	229,71,59,670

For the years ended March 31, 2018 and March 31, 2017 number of options to purchase equity shares that had an anti-dilutive effect are 27,876 and 77,942 respectively.

2.22 Contingent liabilities and commitments

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Contingent liabilities		
Claims against the Company, not acknowledged as debts[(1)] [Amount paid to statutory authorities ₹6,486 crore (₹4,694 crore)]	4,627	6,596
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,405	1,094
Other commitments[(2)]	36	37

(1) As at March 31, 2018, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹4,461 crore. These matters are pending before various appellate authorities and the

Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Income tax claims amounting to ₹4,670 crore had not been considered as claims not acknowledged as debt because the Company has received favorable decisions on similar claims and therefore, based on its assessment, is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to ₹6,475 crore.

(2) Uncalled capital pertaining to investments

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.23 Related party transactions

Subsidiaries

in %

Name of subsidiaries	Country	Holdings as at March 31,	
		2018	2017
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100
Infosys Nova Holdings LLC. (Infosys Nova)	US	100	100
EdgeVerve Systems Limited (EdgeVerve)	India	100	100
Lodestone Management Consultants GmbH (Lodestone Austria)(1)	Austria	100	100
Skava Systems Pvt. Ltd. (Skava Systems)	India	100	100
Kallidus Inc. (Kallidus)	US	100	100
Infosys Chile SpA(2)	Chile	–	–
Infosys Arabia Limited(3)	Saudi Arabia	70	–
Infosys Americas Inc., (Infosys Americas)	US	100	100
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)	US	100	100
Infosys Canada Public Services Ltd.(5)(6)	Canada	–	–
Infosys BPM Limited *(formerly Infosys BPO Limited)*	India	99.98	99.98
Infosys (Czech Republic) Limited s.r.o.(7)	Czech Republic	99.98	99.98
Infosys Poland, Sp z.o.o(7)	Poland	99.98	99.98
Infosys McCamish Systems LLC(7)	US	99.98	99.98
Portland Group Pty Ltd(7)	Australia	99.98	99.98
Infosys BPO Americas LLC.(7)	US	99.98	99.98
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100	100
Lodestone Management Consultants Inc.(4)(8)	US	100	100
Infosys Management Consulting Pty Limited(8)	Australia	100	100
Infosys Consulting AG(8)	Switzerland	100	100
Infosys Consulting GmbH(8)	Germany	100	100
Infosys Consulting SAS(8)	France	100	100
Infosys Consulting s.r.o.(8)	Czech Republic	100	100
Lodestone Management Consultants Co., Ltd.(8)	China	100	100
Infy Consulting Company Ltd(8)	UK	100	100
Infy Consulting B.V.(8)	The Netherlands	100	100
Infosys Consulting Sp. z.o.o(8)	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda.(8)	Portugal	100	100
S.C. Infosys Consulting S.R.L.(8)	Romania	100	100
Infosys Consulting S.R.L.(8)	Argentina	100	100
Lodestone GmbH(8)(9)	Switzerland	–	–
Lodestone Augmentis AG (10)(11)	Switzerland	–	–
Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)*(12)	Belgium	99.90	99.90
Infosys Consulting Ltda.(12)	Brazil	99.99	99.99
Panaya Inc. (Panaya)	US	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2018	2017
Panaya Ltd.[13]	Israel	100	100
Panaya GmbH[13]	Germany	100	100
Panaya Japan Co. Ltd[4][13]	Japan	100	100
Panaya Pty Ltd.[13][14]	Australia	–	–
Noah Consulting LLC (Noah)[15]	US	–	100
Noah Information Management Consulting Inc. (Noah Canada)[16][17]	Canada	–	100
Brilliant Basics Holdings Limited[18]	UK	100	–
Brilliant Basics Limited[19]	UK	100	–
Brilliant Basics (MENA) DMCC[19]	Dubai	100	–
Infosys Consulting Pte Limited[1]	Singapore	100	100
Infosys Middle East FZ LLC[20]	Dubai	100	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Incorporated effective November 20, 2017
(3) Subsidiary of Infosys Limited
(4) Under liquidation
(5) Wholly-owned subsidiary of Infosys Public Services, Inc.
(6) Liquidated effective May 9, 2017
(7) Wholly-owned subsidiary of Infosys BPM
(8) Wholly-owned subsidiaries of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*
(9) Liquidated effective December 21, 2016
(10) Wholly-owned subsidiary of Infosys Consulting AG *(formerly Lodestone Management Consultants AG)*
(11) Liquidated effective October 5, 2016
(12) Majority owned and controlled subsidiaries of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*
(13) Wholly-owned subsidiary of Panaya Inc.
(14) Liquidated effective November 16, 2016
(15) Liquidated effective November 9, 2017 (Refer to Note 2.3.1)
(16) Wholly-owned subsidiary of Noah
(17) Liquidated effective December 20, 2017
(18) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited, UK.
(19) Wholly-owned subsidiary of Brilliant Basics Holdings Limited.
(20) Wholly-owned subsidiary of Infosys Consulting Pte Ltd

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

Name of associate	Country	Holdings as at March 31,	
		2018	2017
DWA Nova LLC[1]	US	–	16%

(1) During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC. DWA Nova LLC has been liquidated effective November 17, 2017.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

- Salil Parekh appointed as the Chief Executive Officer and Managing Director (CEO & MD) effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by the shareholders through a postal ballot dated February 20, 2018.

- U.B. Pravin Rao, Chief Operating Officer appointed as interim-CEO & MD effective August 18, 2017. Subsequently, he stepped down as the interim-CEO & MD effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.
- Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

- Nandan M. Nilekani (*appointed as Chairman of the Board effective August 24, 2017*)
- Ravi Venkatesan (*resigned from his position as Co-Chairman effective August 24, 2017*)
- Kiran Mazumdar-Shaw
- Roopa Kudva
- Dr. Punita Kumar-Sinha
- D.N. Prahlad (*appointed effective October 14, 2016*)
- D. Sundaram (*appointed effective July 14, 2017*)
- R. Seshasayee (*resigned effective August 24, 2017*)
- Prof. Jeffrey S. Lehman, (*resigned effective August 24, 2017*)
- Prof. John W. Etchemendy (*resigned effective August 24, 2017*)

Executive officers

M.D. Ranganath *Chief Financial Officer*	David D. Kennedy *General Counsel and Chief Compliance Officer (resigned effective December 31, 2016)*
Ravi Kumar S. *President and Deputy Chief Operating Officer (appointed effective October 13, 2016)*	Rajesh K. Murthy *President (appointed effective October 13, 2016 and resigned effective January 31, 2018)*
Sandeep Dadlani *President (appointed effective October 13, 2016 and resigned effective July 14, 2017)*	Mohit Joshi *President (appointed effective October 13, 2016)*
Krishnamurthy Shankar *Group Head - Human Resources and Infosys Leadership Institute (appointed effective October 13, 2016)*	Gopi Krishnan Radhakrishnan *Acting General Counsel (appointed effective January 1, 2017 and resigned effective June 24, 2017)*
Inderpreet Sawhney *Group General Counsel and Chief Compliance Officer (appointed effective July 14, 2017)*	

Company Secretary

A.G.S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2018 and March 31, 2017 are as follows :

in ₹ crore

Particulars	As at March 31, 2018	As at March 31, 2017
Investment in debentures		
EdgeVerve[(1)]	1,780	2,129
	1,780	2,129
Trade receivables		
Infosys China	29	41
Infosys Mexico	4	2
Infosys Brasil	1	1
Infosys BPM	5	5
Infy Consulting Company Ltd.	77	73
Infosys Public Services	53	61
Infosys Shanghai	7	–
Infosys Sweden	1	1
Kallidus	13	6
Infosys McCamish Systems LLC	70	1
Panaya Ltd	75	44
	335	235
Loans		
Infosys China[(2)]	73	69
Infosys Consulting Holding AG[(3)]	104	–
Brilliant Basics Holdings Limited[(4)]	8	–
	185	69
Prepaid expense and other assets		
Panaya Ltd.	114	56
Brilliant Basics Limited	1	–
	115	56
Other financial assets		
Infosys BPM	10	5
Panaya Ltd.	2	1
Infosys Consulting SAS	–	3
Infosys Consulting GmbH	1	1
Infosys China	2	1
Infy Consulting Company Ltd.	9	4
Infosys Consulting AG	1	1
Infosys Public Services	6	–
Infy Consulting B.V.	–	1
Infosys Consulting Pte Ltd.	1	1
Kallidus	1	–
Infosys Consulting Ltda.	1	–
Skava Systems Pvt. Ltd.	1	–
Lodestone Management Consultants Co., Ltd	1	–
EdgeVerve	3	–
Infosys Mexico	1	–
	40	18
Unbilled revenues		
EdgeVerve	32	45
Kallidus	–	2
	32	47
Trade payables		
Infosys China	7	10
Infosys BPM	54	33
Infosys (Czech Republic) Limited s.r.o.	3	3
Infosys Mexico	6	2
Infosys Sweden	5	5
Infosys Shanghai	6	–
Infosys Management Consulting Pty Limited	8	8
Infosys Consulting Pte Ltd.	2	4
Infy Consulting Company Ltd.	67	9
Infosys Brasil	2	1
Brilliant Basics Limited	7	–
Noah Consulting LLC	–	17
Panaya Ltd.	6	1

Particulars	As at March 31,	
	2018	2017
Infosys Public Services	2	3
Kallidus	–	35
Noah Canada	–	3
Infosys Poland Sp Z.o.o	3	1
	178	135
Other financial liabilities		
Infosys BPM	2	2
Infosys Mexico	1	1
Infosys Consulting Holding AG	–	10
Infosys Public Services	5	–
Infosys China	1	–
Infosys Consulting GmbH	1	1
Infosys Middle East FZ-LLC	8	–
Infosys Consulting AG	1	–
	19	14
Accrued expenses		
Infosys BPM	9	–
Panaya Ltd	–	3
	9	3

(1) At an interest rate of 7.7% per annum.

(2) The above loan carries an interest of 6% per annum and shall be repayable on demand.

(3) The above loan carries an interest of 2.5% per annum and shall be repayable on demand.

(4) The above loan carries an interest rate of 3.5% per annum repayable in full no later than 12 months or such later date as the parties may agree.

The details of maximum amount outstanding for the years ended March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Loans and advances in the nature of loans given to subsidiaries		
Infosys China	92	72
Brilliant Basics	8	–
Infosys Sweden	–	25
Infosys Consulting Holding AG	105	–

The details of the related parties transactions entered into by the Company for the years ended March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Capital transactions		
Financing transactions		
Equity		
Panaya Inc	38	–
Infosys China	97	67
Infosys Sweden	–	76
Infosys Shanghai	74	180
Infosys Consulting Pte Ltd	–	10
Noah Consulting LLC(1)	–	71
Brilliant Basics Holdings Limited(2)	29	–
Infosys Arabia Limited	2	–
	240	404
Debenture (net of repayment)		
EdgeVerve	(349)	(420)
	(349)	(420)
Loans (net of repayment)		
Infosys Sweden(3)	–	(1)
Infosys China	–	3
Infosys Consulting Holding AG	99	–
Brilliant Basics Holdings Limited	7	–
	106	2
Revenue transactions		
Purchase of services		
Infosys China	88	120
Infosys Management Consulting Pty Limited	99	125
Infy Consulting Company Limited	729	697
Infosys Consulting Pte Ltd.	41	36
Portland Group Pty Ltd	9	3
Infosys (Czech Republic) Limited s.r.o.	40	31
Infosys BPM	502	391
Infosys Sweden	56	72
Infosys Shanghai	65	–
Infosys Mexico	27	22
Infosys Public Services	22	22
Panaya Ltd.	84	50
Infosys Brasil	13	8
Infosys Poland Sp Z.o.o	14	4
Kallidus	7	75
Noah Consulting, LLC	91	135
McCamish Systems LLC	3	–
Brilliant Basics Limited	24	–
Noah Canada	2	4
Infosys Middle East FZ-LLC	22	–
	1,938	1,795
Purchase of shared services including facilities and personnel		
Panaya Ltd.	–	2
Infosys BPM	21	19
Infosys Mexico	2	–
Infosys Consulting AG	1	–
Kallidus	4	–
Brilliant Basics	1	–
	29	21
Interest income		
Infosys China	4	4
Infosys Sweden	–	1
Infosys Consulting Holding AG	2	–
EdgeVerve	156	197
	162	202

Particulars	Year ended March 31,	
	2018	2017
Dividend income		
Infosys BPM	846	–
	846	–
Sale of services		
Infosys China	27	15
Infosys Mexico	22	31
Infy Consulting Company Limited	40	75
Infosys Brasil	5	12
Infosys BPM	70	58
McCamish Systems LLC	113	1
Infosys Sweden	11	17
Infosys Shanghai	7	–
EdgeVerve	407	303
Kallidus	2	6
Infosys Public Services	628	893
	1,332	1,411
Sale of shared services including facilities and personnel		
EdgeVerve	40	40
Panaya Ltd.	48	32
Infy Consulting Company Limited	3	3
Infy Consulting B.V	1	1
Infosys BPM	67	46
Infosys Public Services	2	1
Infosys Consulting SAS	1	2
	162	125

(1) Refer to *Note* 2.3

(2) Excluding contingent consideration of ₹17 crore

(3) Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the year ended March 31, 2017.

Transactions with key managerial personnel

The compensation to key managerial personnel comprising directors and executive officers is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)	48	84
Commission and other benefits to non-executive / independent directors	10	10
Total	58	94

(1) On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through a postal ballot dated February 20, 2018.

(2) Total employee stock compensation expense for the year ended March 31, 2018 includes a reversal of ₹13 crore towards KMP. Employee stock compensation expense for the year ended March 31, 2017 includes an expense of ₹36 crore towards key managerial personnel. (Refer to Note 2.10)

(3) Includes a reversal of stock compensation cost of ₹35 crore for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to Note 2.10)

(4) Includes ₹6 crore payable under severance agreement to David Kennedy, General Counsel and Chief Compliance Officer during the year ended March 31, 2017.

2.24 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) Gross amount required to be spent by the Company during the year is ₹310 crore.

b) Amount spent during the year on:

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
1. Construction / acquisition of any asset	171	–	171
2. On purposes other than (1) above	142	–	142

2.25 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, the information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other

segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on site and off shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

For the years ended March 31, 2018 and *March 31, 2017* :

in ₹ crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	15,860	6,485	15,457	10,247	7,825	4,782	1,285	61,941
	15,735	*6,086*	*13,999*	*10,280*	*7,065*	*4,901*	*1,223*	*59,289*
Identifiable operating expenses	8,628	3,523	7,957	5,118	3,946	2,582	659	32,413
	8,408	*3,136*	*6,931*	*5,127*	*3,607*	*2,595*	*788*	*30,592*
Allocated expenses	2,964	1,221	2,909	1,929	1,474	901	242	11,640
	3,036	*1,180*	*2,713*	*1,994*	*1,369*	*952*	*236*	*11,480*
Segment operating income	4,268	1,741	4,591	3,200	2,405	1,299	384	17,888
	4,291	*1,770*	*4,355*	*3,159*	*2,089*	*1,354*	*199*	*17,217*
Unallocable expenses								1,410
								1,341
Operating profit								16,478
								15,876
Impairment loss on assets held for sale *(Refer to Note 2.26)*								589
								–
Other income, net								4,019
								3,062
Profit before tax								19,908
								18,938
Tax expense								3,753
								5,120
Profit for the year								16,155
								13,818
Depreciation and amortization expense								1,408
								1,331
Non-cash expenses other than depreciation and amortization								713
								10

Geographic segments

For the years ended March 31, 2018 and *March 31, 2017*

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	38,984	14,426	1,861	6,670	61,941
	38,578	*13,019*	*1,798*	*5,894*	*59,289*
Identifiable operating expenses	20,761	7,702	649	3,301	32,413
	20,337	*6,664*	*786*	*2,805*	*30,592*
Allocated expenses	7,339	2,713	348	1,240	11,640
	7,479	*2,523*	*345*	*1,133*	*11,480*
Segment operating income	10,884	4,011	864	2,129	17,888
	10,762	*3,832*	*667*	*1,956*	*17,217*
Unallocable expenses					1,410
					1,341
Operating profit					16,478
					15,876
Impairment loss on assets held for sale *(Refer to Note 2.26)*					589
					–
Other income, net					4,019
					3,062
Profit before tax					19,908
					18,938
Tax expense					3,753
					5,120
Profit for the year					16,155
					13,818
Depreciation and amortization expense					1,408
					1,331
Non-cash expenses other than depreciation and amortization					713
					10

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2018 and March 31, 2017.

2.26 Assets held for sale

Accounting policy

Non-current assets and disposal groups are classified under held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification under held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya. The Company anticipates completion of the sale by March 2019 and accordingly, investments amounting to ₹1,525 crore in respect of these subsidiaries have been reclassified under 'assets held for sale'. On reclassification, these investments has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹589 crore in respect of Panaya has been recognized in the standalone profit and loss for the year ended March 31, 2018.

2.27 Function-wise classification of Statement of Profit and Loss

in ₹ crore

Particulars	Note no.	Year ended March 31, 2018	Year ended March 31, 2017
Revenue from operations	2.16	61,941	59,289
Cost of sales		39,138	37,057
GROSS PROFIT		22,803	22,232
OPERATING EXPENSES			
Selling and marketing expenses		2,763	2,728
General and administration expenses		3,562	3,628
TOTAL OPERATING EXPENSES		6,325	6,356
OPERATING PROFIT		16,478	15,876
Impairment loss on assets held for sale	2.26	589	–
Other income, net	2.17	4,019	3,062
Profit before tax		19,908	18,938
Tax expense			
Current tax	2.15	4,003	5,068
Deferred tax	2.15	(250)	52
PROFIT FOR THE YEAR		16,155	13,818
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.20 & 2.15	52	(42)
Equity instruments through other comprehensive income, net	2.3 & 2.15	7	(5)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.9 & 2.15	(39)	39
Fair value changes on investments, net	2.3 & 2.15	1	(10)
Total other comprehensive income, net of tax		21	(18)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**16,176**	**13,800**

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2018

Index

Independent Auditors' Report

To The Members of Infosys Limited

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (hereinafter referred to as 'the Company') and its subsidiaries (the Company and its subsidiaries together referred to as 'the Group'), comprising the Consolidated Balance Sheet as at March 31, 2018, the Consolidated Statement of Profit and Loss (including other comprehensive income), the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the preparation of these consolidated financial statements in terms of the requirements of the Companies Act, 2013 (hereinafter referred to as 'the Act') that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated statement of changes in equity and consolidated cash flows of the Group in accordance with the Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. In conducting our audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the Ind AS and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2018, and its consolidated profit, consolidated total comprehensive income, consolidated statement of changes in equity and its consolidated cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

As required by Section 143(3) of the Act, based on our audit, we report that:

(a) we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

(b) in our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

(c) the Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

(d) in our opinion, the aforesaid consolidated financial statements comply with the Indian Accounting Standards prescribed under Section 133 of the Act.

(e) on the basis of the written representations received from the Directors of the Company as on March 31, 2018 taken on record by the Board of Directors of the Company and its subsidiaries incorporated in India and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2018 from being appointed as a director in terms of Section 164(2) of the Act.

(f) with respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate report in 'Annexure A' which is based on the auditor's reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the internal financial controls over financial reporting of those companies, for the reasons stated therein.

(g) with respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i. The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.

ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's registration number: 117366W/W-100018)

Sd/-
P.R. Ramesh
Partner
(Membership number: 70928)

Bengaluru,
April 13, 2018

Annexure A to the Independent Auditors' Report

(Referred to in paragraph (f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 ('the Act')

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2018, we have audited the internal financial controls over financial reporting of INFOSYS LIMITED (hereinafter referred to as 'the Company') and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The Board of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ('the ICAI'). These responsibilities include the design, implementation and maintenance of adequate internal financial

controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting ('the Guidance Note') issued by the Institute of Chartered Accountants of India and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls Over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2018, based on the internal control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants

(Firm's registration number: 117366W/W-100018)

Sd/-
P.R. Ramesh
Partner
(Membership number: 70928)

Bengaluru,
April 13, 2018

Consolidated Balance Sheet

in ₹ crore

Particulars	Note no.	As at March 31,	
		2018	2017
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	2.2	10,116	9,751
Capital work-in-progress		1,606	1,365
Goodwill	2.3.1 & 2.25	2,211	3,652
Other intangible assets	2.3.2	247	776
Investment in associate	2.23	–	71
Financial assets			
Investments	2.4	5,756	6,382
Loans	2.5	36	29
Other financial assets	2.6	284	309
Deferred tax assets (net)	2.15	1,282	540
Income tax assets (net)	2.15	6,070	5,716
Other non-current assets	2.9	2,265	1,059
TOTAL NON-CURRENT ASSETS		29,873	29,650
CURRENT ASSETS			
Financial assets			
Investments	2.4	6,407	9,970
Trade receivables	2.7	13,142	12,322
Cash and cash equivalents	2.8	19,818	22,625
Loans	2.5	239	272
Other financial assets	2.6	6,684	5,980
Other current assets	2.9	1,667	2,536
		47,957	53,705
Assets held for sale	2.25	2,060	–
TOTAL CURRENT ASSETS		50,017	53,705
TOTAL ASSETS		**79,890**	**83,355**
EQUITY AND LIABILITIES			
EQUITY			
Equity share capital	2.11	1,088	1,144
Other equity		63,835	67,838
Total equity attributable to equity holders of the Company		64,923	68,982
Non-controlling interests		1	–
TOTAL EQUITY		64,924	68,982

Particulars	Note no.	As at March 31,	
		2018	2017
LIABILITIES			
NON-CURRENT LIABILITIES			
Financial liabilities			
Other financial liabilities	2.12	61	70
Deferred tax liabilities (net)	2.15	541	207
Other non-current liabilities	2.13	259	83
TOTAL NON-CURRENT LIABILITIES		861	360
CURRENT LIABILITIES			
Financial liabilities			
Trade payables		694	367
Other financial liabilities	2.12	6,946	6,349
Provisions	2.14	492	405
Income tax liabilities (net)	2.15	2,043	3,885
Other current liabilities	2.13	3,606	3,007
		13,781	14,013
Liabilities directly associated with assets held for sale	2.25	324	–
TOTAL CURRENT LIABILITIES		14,105	14,013
TOTAL EQUITY AND LIABILITIES		**79,890**	**83,355**

The accompanying notes form an integral part of the consolidated financial statements.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number: 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note no.	Year ended March 31,	
		2018	2017
Revenue from operations	2.16	70,522	68,484
Other income, net	2.17 & 2.25	3,193	3,080
TOTAL INCOME		**73,715**	**71,564**
EXPENSES			
Employee benefit expenses	2.18	38,893	37,659
Cost of technical sub-contractors		4,297	3,833
Travel expenses		1,995	2,235
Cost of software packages and others	2.18	1,870	1,597
Communication expenses		489	549
Consultancy and professional charges		1,043	763
Depreciation and amortization expenses	2.2 & 2.3.2	1,863	1,703
Other expenses	2.18	2,924	3,244
TOTAL EXPENSES		53,374	51,583
Profit before non-controlling interests / share in net profit / (loss) of associate		20,341	19,981
Share in net profit / (loss) of associate, including impairment	2.23	(71)	(30)
Profit before tax		20,270	19,951

Particulars	Note no.	Year ended March 31,	
		2018	2017
Tax expense			
Current tax	2.15	4,581	5,653
Deferred tax	2.15	(340)	(55)
PROFIT FOR THE YEAR		**16,029**	**14,353**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.20 & 2.15	55	(45)
Equity instruments through other comprehensive income, net	2.4 & 2.15	7	(5)
		62	(50)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10 & 2.15	(39)	39
Exchange differences on translation of foreign operations		321	(257)
Fair value changes on investments, net	2.4 & 2.15	(1)	(10)
		281	(228)
Total other comprehensive income / (loss), net of tax		343	(278)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**16,372**	**14,075**
Profit attributable to			
Owners of the Company		16,029	14,353
Non-controlling interests		–	–
		16,029	14,353
Total comprehensive income attributable to			
Owners of the Company		16,372	14,075
Non-controlling interests		–	–
		16,372	14,075
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		71.07	62.80
Diluted (₹)		71.00	62.77
Weighted average equity shares used in computing earnings per equity share	2.21		
Basic		225,53,32,322	228,56,39,447
Diluted		225,75,73,870	228,63,96,745

The accompanying notes form an integral part of the consolidated financial statements.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number: 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Changes in Equity

in ₹ crore

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income				
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [2]	Other reserves [3]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
Balance as at April 1, 2016	1,144	2,213	47,063	54	10,553	8	–	5	–	–	715	–	(11)	61,744
Changes in equity for the year ended March 31, 2017														
Income tax benefit arising on exercise of stock options	–	–	–	–	–	1	–	–	–	–	–	–	–	1
Exercise of stock options *(Refer to Note 2.11)*	–	3	–	–	–	(3)	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(6,952)	–	–	–	–	–	–	–	–	–	–	(6,952)
Transfer to general reserve	–	–	(1,582)	–	1,582	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(953)	–	–	–	953	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	953	–	–	–	(953)	–	–	–	–	–	–	–
Share-based payments to employees *(Refer to Note 2.11)*	–	–	–	–	–	114	–	–	–	–	–	–	–	114
Remeasurement of the net defined benefit liability / asset[4] *(Refer to Notes 2.20.1 and 2.15)*	–	–	–	–	–	–	–	–	–	–	–	–	(45)	(45)
Equity instruments through other comprehensive income[4] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	(5)	–	–	–	(5)
Fair value changes on investments, net[4] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Fair value changes on derivatives designated as cash flow hedge[4] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	–	39	–	39
Profit for the year	–	–	14,353	–	–	–	–	–	–	–	–	–	–	14,353
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	(257)	–	–	(257)
Balance as at March 31, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982

Consolidated Statement of Changes in Equity (contd.)

in ₹ crore

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income				
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [2]	Other reserves [3]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
Balance as at April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982
Changes in equity for the year ended March 31, 2018														
Share-based payments to employees *(Refer to Note 2.11)*	–	–	–	–	–	79	–	–	–	–	–	–	–	79
Share issued on exercise of stock options *(Refer to Note 2.11)*	–	5	–	–	–	–	–	–	–	–	–	–	–	5
Exercise of stock options *(Refer to Note 2.11)*	–	67	–	–	2	(69)	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(7,469)	–	–	–	–	–	–	–	–	–	–	(7,469)
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,200)	–	–	–	2,200	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	617	–	–	–	(617)	–	–	–	–	–	–	–
Amount paid upon buyback *(Refer to Note 2.11)*	(56)	(2,206)	–	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)
Transaction costs related to buyback[4] *(Refer to Note 2.11)*	–	(46)	–	–	–	–	–	–	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	–	(56)	–	–	–	56	–	–	–	–	–
Remeasurement of the net defined benefit liability / asset[4] *(Refer to Notes 2.20.1 and 2.15)*	–	–	–	–	–	–	–	–	–	–	–	–	55	55
Equity instruments through other comprehensive income[4] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	7	–	–	–	7

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income				
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [2]	Other reserves [3]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
Fair value changes on investments, net[4] *(Refer to Note 2.4)*	–	–	–	–	–	–	–	–	–	–	–	–	(1)	(1)
Fair value changes on derivatives designated as cash flow hedge[4] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)
Profit for the year	–	–	16,029	–	–	–	–	–	–	–	–	–	–	16,029
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	321	–	–	321
Balance as at March 31, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923

(1) Net of treasury shares

(2) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.

(3) Under the Swiss Code of Obligation, a few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve, which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

(4) Net of tax

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number :
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number : 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Amendment to Ind AS 7

Effective April 1, 2017, the Group adopted the amendment to Ind AS 7, which requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of the amendment did not have any material effect on the consolidated financial statements.

in ₹ crore

Particulars	Note no.	Year ended March 31,	
		2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit for the year		16,029	14,353
Adjustments to reconcile net profit to net cash provided by operating activities:			
Income tax expense	2.15	4,241	5,598
Depreciation and amortization	2.2 & 2.3.2	1,863	1,703
Interest and dividend income		(2,360)	(2,668)
Allowances for credit losses on financial assets		34	132
Exchange differences on translation of assets and liabilities		16	38
Impairment loss on assets held for sale	2.25	118	–
Share in net profit / (loss) of associate, including impairment		71	30
Stock compensation expense	2.11	84	117
Other adjustments		(133)	37
Changes in assets and liabilities			
Trade receivables and unbilled revenues		(1,523)	(1,743)
Loans, other financial assets and other assets		(186)	(683)
Trade payables		328	(19)
Other financial liabilities, other liabilities and provisions		1,465	289
Cash generated from operations		20,047	17,184
Income taxes paid		(6,829)	(5,653)
NET CASH GENERATED BY OPERATING ACTIVITIES		**13,218**	**11,531**
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditure on property, plant and equipment		(1,998)	(2,760)
Loans to employees		28	27
Deposits placed with corporation		(130)	(164)
Interest and dividend received		1,768	2,753
Payment of contingent consideration for acquisition of business		(33)	(36)
Payment for acquisition of business, net of cash acquired		(27)	–
Payments to acquire investments	2.1		
Preference and equity securities		(23)	(68)
Tax-free bonds and government bonds		(2)	(322)
Liquid mutual funds and fixed maturity plan securities		(62,063)	(54,215)
Non-convertible debentures		(104)	(3,956)
Certificates of deposit		(6,653)	(7,823)
Commercial paper		(291)	–
Others		(23)	(26)
Proceeds on sale of investments	2.1		
Tax-free bonds and government bonds		15	7
Non-convertible debentures		100	–
Certificates of deposit		9,690	–
Liquid mutual funds and fixed maturity plan securities		64,163	52,041

Particulars	Note no.	Year ended March 31,	
		2018	2017
Preference and equity securities		35	–
NET CASH FROM / (USED IN) INVESTING ACTIVITIES		**4,452**	**(14,542)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Payment of dividends (including dividend distribution tax)		(7,464)	(6,939)
Exercise of employee stock options		5	–
Buyback including transaction cost	2.11	(13,046)	–
NET CASH USED IN FINANCING ACTIVITIES		**(20,505)**	**(6,939)**
Net increase / (decrease) in cash and cash equivalents		(2,835)	(9,950)
Cash and cash equivalents at the beginning of the year	2.8	22,625	32,697
Effect of exchange rate changes on cash and cash equivalents		81	(122)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	2.8	19,871	22,625
Supplementary information			
Restricted cash balance	2.8	533	572

The accompanying notes form an integral part of the consolidated financial statements.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's registration number:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
Partner
Membership number: 70928

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Overview and notes to the consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering services and API and micro services.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company's American Depositary Shares (ADSs) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Company has proposed to voluntarily delist its ADS from the Euronext Paris and Euronext London exchanges due to low average daily trading volume of its ADS on these exchanges. The proposed delisting is subject to approval from the said stock exchanges.

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 13, 2018.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Effective April 1, 2016, the Group has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101, *First-time adoption of Indian Accounting Standards*, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Amounts for the years ended March 31, 2017 and as at March 31, 2017 were audited by previous auditors – B S R & Co LLP.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts, its subsidiaries and associate, as disclosed in Note 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests, which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the acquisition date. The Group's investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates.

Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Group uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable, based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also, refer to Notes *2.15* and *2.22*.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on the higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of CGUs which are benefiting from the synergies of the acquisition, and which represent the lowest level at which goodwill is monitored for internal management purposes.

Market-related information and estimates are used to determine the recoverable amount. Key assumptions on which the Management has based its determination of recoverable amount include estimated long-term growth rates, weighted average cost of capital and estimated operating margins. The cash flow projections take into account past experience and represent the Management's best estimate about future developments.

f. Non-current assets and disposal group held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the disposal groups has been estimated using valuation techniques (including income and market approach) which includes unobservable inputs.

1.6 Recent accounting pronouncements

Appendix B to Ind AS 21, *Foreign currency transactions and advance consideration* : On March 28, 2018, the Ministry of Corporate Affairs (MCA) has notified the Companies (Indian Accounting Standards) Amendment Rules, 2018 containing Appendix B to Ind AS 21, Foreign currency transactions and advance consideration, which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency.

This amendment will come into force from April 1, 2018. The Group has evaluated the effect of this on the consolidated financial statements and the impact is not material.

Ind AS 115, *Revenue from Contract with Customers* : On March 28, 2018, the MCA has notified the Ind AS 115, *Revenue from Contract with Customers*. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers.

The standard permits two possible methods of transition :

- Retrospective approach – Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8, *Accounting Policies, Changes in Accounting. Estimates and Errors*
- Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch-up approach)

The effective date for adoption of Ind AS 115 is financial periods beginning on or after April 1, 2018.

The Group will adopt the standard on April 1, 2018 by using the cumulative catch-up transition method and accordingly, comparatives for the year ending or ended March 31, 2018

will not be retrospectively adjusted. The effect on adoption of Ind AS 115 is expected to be insignificant.

2.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC (Noah), a provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of US$ 33 million (approximately ₹216 crore), contingent consideration of up to US$ 5 million (approximately ₹33 crore on acquisition date) and an additional consideration of up to US$ 32 million (approximately ₹212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary. The retention bonus is treated as a post-acquisition employee remuneration expense as per Ind AS 103. During the year ended March 31, 2016, based on an assessment of Noah achieving the targets, the entire contingent consideration was reversed in the Consolidated Statement of Profit and Loss.

Business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly-owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the Company entered into a business transfer agreement to transfer the business for a consideration of US$ 41 million (approximately ₹266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly-owned subsidiary and therefore, was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently, in November 2017, Noah Consulting LLC was liquidated.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of US$ 91 million (approximately ₹578 crore) and a contingent consideration of up to US$ 20 million (approximately ₹128 crore on acquisition date).

The balance contingent consideration as at March 31, 2018 and March 31, 2017 were ₹34 crore and ₹91 crore, respectively, on an undiscounted basis.

Brilliant Basics Holdings Limited

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited, UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of ₹29 crore, a contingent consideration of up to ₹20 crore and an additional consideration of up to ₹13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the Group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of three years ending in March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	1	–	1
Intangible assets – customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

(1) Includes cash and cash equivalents acquired of ₹2 crore

The goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹3 crore and the amounts have been largely collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

in ₹ crore

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of ₹2 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss.

Proposed acquisition

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to US$ 75 million (approximately ₹489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings[(1)]	22-25 years
Plant and machinery[(1)]	5 years
Office equipment	5 years
Computer equipment[(1)]	3-5 years
Furniture and fixtures[(1)]	5 years
Vehicles[(1)]	5 years
Leasehold improvements	Over lease term

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 are as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings[1]	Plant and machinery [2]	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	134	2	789	264	86	471	130	74	5	1,955
Deletions	–	–	(1)	(8)	(8)	(109)	(10)	(12)	(5)	(153)
Reclassified under assets held for sale *(Refer to Note 2.25)*	–	–	–	(1)	(2)	(40)	(8)	(17)	–	(68)
Translation difference	–	–	63	3	4	22	4	17	–	113
Gross carrying value as at March 31, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Accumulated depreciation as at April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(4)	(276)	(266)	(125)	(693)	(160)	(105)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	–	7	6	107	9	11	4	144
Reclassified under assets held for sale *(Refer to Note 2.25)*	–	–	–	1	1	25	5	15	–	47
Translation difference	–	–	(3)	(2)	(2)	(18)	(2)	(12)	–	(39)
Accumulated depreciation as at March 31, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Carrying value as at April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751
Carrying value as at March 31, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings [1]	Plant and machinery [2]	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2016	972	650	6,325	1,742	839	4,072	1,130	331	29	16,090
Additions	123	21	981	313	138	800	191	224	8	2,799
Deletions	–	–	–	(4)	(52)	(315)	(39)	(74)	(6)	(490)
Translation difference	–	–	(27)	(3)	(3)	(17)	(4)	(13)	–	(67)
Gross carrying value as at March 31, 2017	1,095	671	7,279	2,048	922	4,540	1,278	468	31	18,332
Accumulated depreciation as at April 1, 2016	–	(22)	(2,201)	(1,089)	(509)	(2,618)	(729)	(268)	(17)	(7,453)
Depreciation	–	(5)	(239)	(256)	(119)	(678)	(161)	(54)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	–	4	27	230	18	74	5	358

Particulars	Land – Freehold	Land – Leasehold	Buildings [(1)]	Plant and machinery [(2)]	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Translation difference	–	–	–	4	2	13	3	9	–	31
Accumulated depreciation as at March 31, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Carrying value as at April 1, 2016	972	628	4,124	653	330	1,454	401	63	12	8,637
Carrying value as of March 31, 2017	1,095	644	4,839	711	323	1,487	409	229	14	9,751

Notes: [(1)] Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

[(2)] Includes CSR spend amounting to ₹168 crore and ₹25 crore for the years ending March 31, 2018 and March 31, 2017, respectively

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land, including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the consolidated Statement of Profit and Loss.

2.3 Goodwill and other intangible assets

2.3.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the bargain purchase excess is recognized after reassesing the fair value of net assets acquired in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGUs expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Carrying value at the beginning	3,652	3,764
Goodwill on Brilliant Basics acquisition (*Refer to Note 2.1*)	35	–
Goodwill reclassified under assets held for sale (*Refer to Note 2.25*)	(1,609)	–
Translation differences	133	(112)
Carrying value at the end	2,211	3,652

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which are benefited from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

The goodwill has been allocated to the operating segments as at March 31, 2018 and March 31, 2017 as follows:

in ₹ crore

Segment	As at March 31,	
	2018	2017
Financial services	474	826
Manufacturing	252	409
Retail, Consumer packaged goods and Logistics	314	556
Life Sciences, Healthcare and Insurance	446	638
Energy & Utilities, Communication and Services	470	765
	1,956	3,194
Operating segments without significant goodwill	255	458
Total	2,211	3,652

The entire goodwill relating to Infosys BPM's acquisition of McCamish has been allocated to the groups of CGUs which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPM, Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGUs which are represented by a majority of the entity's operating segment as at March 31, 2017.

The goodwill relating to Infosys BPM, Infosys Lodestone, Portland and Brilliant Basics acquisitions has been allocated to the groups of CGUs which are represented by a majority of the entity's operating segment as at March 31, 2018 (Refer to Note 2.25).

The entire goodwill relating to Noah acquisition has been allocated to the group of CGUs which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. A range of each assumption used is mentioned below. As at March 31, 2018 and March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows :

(in %)

Particulars	As at March 31,	
	2018	2017
Long-term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	13.5	14.4

The Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2018 are as follows :

in ₹ crore

Particulars	Customer -related	Software -related	Sub-contracting rights -related	Intellectual property rights -related	Land use – rights -related	Brand or trademark -related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Additions through business combination (*Refer to Note 2.1*)	12	–	–	–	–	–	–	12
Deletions / retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)

Particulars	Customer -related	Software -related	Sub-contracting rights -related	Intellectual property rights -related	Land use – rights -related	Brand or trademark -related	Others	Total
Reclassified under assets held for sale (*Refer to Note 2.25*)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation differences	12	2	–	–	7	2	–	23
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletions / retirals during the period	172	–	21	–	–	29	35	257
Reclassified under assets held for sale (*Refer to Note 2.25*)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated useful life (in years)	2-10	–	–	–	50	5	5	
Estimated remaining useful life (in years)	1-5	–	–	–	43	3	3	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2017 were as follows:

in ₹ crore

Particulars	Customer -related	Software -related	Sub-contracting rights -related	Intellectual property rights-related	Land use – rights -related	Brand or trademark -related	Others	Total
Gross carrying value as at April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	(25)	(9)	–	–	(6)	(3)	(1)	(44)
Gross carrying value as at March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as at April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(91)	(63)	–	–	(1)	(14)	(17)	(186)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	12	4	–	–	–	3	2	21
Accumulated amortization as at March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as at April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as at March 31, 2017	368	284	–	–	59	41	24	776
Estimated useful life (in years)	3-10	5-8	–	–	50	3-10	3-5	
Estimated remaining useful life (in years)	1-6	3-6	–	–	44	1-8	1-4	

During the year ended March 31, 2017, the Management, based on an internal evaluation, reassessed the remaining useful life of certain technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was eight years had been revised to three years. Amortization expense for the year ended March 31, 2017 was higher by ₹19 crore due to the revision.

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and development expenditure

Research and development expense recognized in the consolidated Statement of Profit and Loss for the years ended March 31, 2018 and March 31, 2017 was ₹748 crore and ₹789 crore, respectively.

2.4 Investments

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT INVESTMENTS		
UNQUOTED		
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.1)*		
Preference securities	116	144
Equity instruments	22	15
	138	159
Investments carried at fair value through profit or loss *(Refer to Note 2.4.1)*		
Convertible promissory note	12	10
Others	66	35
	78	45
QUOTED		
Investments carried at amortized cost *(Refer to Note 2.4.2)*		
Tax-free bonds	1,896	1,898
	1,896	1,898
Investments carried at fair value through profit or loss *(Refer to Note 2.4.3)*		
Fixed maturity plan securities	429	407
	429	407
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Non-convertible debentures	3,215	3,873
	3,215	3,873
TOTAL NON-CURRENT INVESTMENTS	5,756	6,382
CURRENT INVESTMENTS		
UNQUOTED		
Investments carried at fair value through profit or loss *(Refer to Note 2.4.3)*		
Liquid mutual fund units	81	1,803
	81	1,803
Investments carried at fair value through other comprehensive income		
Commercial paper *(Refer to Note 2.4.4)*	293	–
Certificates of deposit *(Refer to Note 2.4.4)*	5,269	7,905
	5,562	7,905
QUOTED		
Investment carried at amortized cost *(Refer to Note 2.4.2)*		
Government bonds	1	9
	1	9
Investments carried at fair value through profit or loss *(Refer to Note 2.4.3)*		
Fixed maturity plan securities	–	151
	–	151
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Non-convertible debentures	763	102
	763	102
TOTAL CURRENT INVESTMENTS	6,407	9,970
TOTAL INVESTMENTS	12,163	16,352
Aggregate amount of quoted investments	6,304	6,440
Market value of quoted investments (including interest accrued)	6,568	6,701
Aggregate amount of unquoted investments (including investment in associate)	5,859	9,983
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	71	18
Investments carried at amortized cost	1,897	1,907
Investments carried at fair value through other comprehensive income	9,678	12,039
Investments carried at fair value through profit or loss	588	2,406

Note: Refer to *Note 2.10* for Accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income

in ₹ crore

Particulars	Year ended March 31, 2018			Year ended March 31, 2017		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(13)	2	(11)	(7)	–	(7)
Commercial paper	–	–	–	–	–	–
Certificates of deposit	16	(6)	10	(5)	2	(3)
Equity and preference securities	4	3	7	(2)	(3)	(5)

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2018	2017
Liquid mutual funds	Quoted price	81	1,803
Fixed maturity plan securities	Market observable inputs	429	558
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,151	2,168
Non-convertible debentures	Quoted price and market observable inputs	3,978	3,975
Commercial paper	Market observable inputs	293	–
Certificates of deposit	Market observable inputs	5,269	7,905
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	138	159
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model	12	10
Others	Discounted cash flows method, Market multiples method, Option pricing model	66	35

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference securities, equity instruments and others as at March 31, 2018 and March 31, 2017 are as follows :

(In ₹ crore, except otherwise stated)

Particulars	As at March 31,	
	2018	2017
PREFERENCE SECURITIES		
Airviz Inc.	6	9
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
ANSR Consulting	–	10
Nil (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	20	15
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
CloudEndure Ltd.	26	37
25,59,290 (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each		
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Waterline Data Science, Inc	23	24
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each		
Trifacta Inc.	21	26
11,80,358 (11,80,358) Series C-1 Preferred Stock		
Cloudyn Software Ltd	–	13
Nil (27,022) Series B-3 Preferred shares, fully paid up, par value ILS 0.01 each		
Ideaforge	10	–
5,402 (Nil) Series A compulsorily convertible cumulative Preference shares of ₹ 10 each, fully paid up		
TOTAL INVESTMENTS IN PREFERENCE SECURITIES	116	144
EQUITY INSTRUMENTS		
OnMobile Systems Inc., USA	–	–
Nil (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each		

Particulars	As at March 31,	
	2018	2017
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹10 each		
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Unsilo A/S	21	14
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each		
Ideaforge		
100 (Nil) equity shares at ₹10, fully paid up	–	–
TOTAL INVESTMENTS IN EQUITY INSTRUMENTS	22	15
OTHERS		
Stellaris Venture Partners India	7	3
Vertex Ventures US Fund L.L.P	59	32
TOTAL INVESTMENTS IN OTHERS	66	35
CONVERTIBLE PROMISSORY NOTE		
Tidalscale	12	10
TOTAL INVESTMENT IN CONVERTIBLE PROMISSORY NOTE	12	10
TOTAL	216	204

2.4.2 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	106	1,000	107
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	21	2,00,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	1,50,000	15	1,50,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	5,00,000	50	5,00,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
TOTAL INVESTMENTS IN TAX-FREE BONDS		74,55,416	1,896	74,55,416	1,898

The balances held in government bonds as at March 31, 2018 and March 31, 2017 are as follows:

(In ₹ crore, except as otherwise stated)

Particulars	Face value PHP	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
Treasury Notes PHY6972FWQ99 MAT DATE 07 Jun 2017	100	–	–	3,40,000	4
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	1,00,000	1	–	–
Treasury Notes PIBL1217C056 MAT DATE 14 Mar 2018	100	–	–	4,00,000	5
TOTAL INVESTMENTS IN GOVERNMENT BONDS		1,00,000	1	7,40,000	9

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund units as at March 31, 2018 and March 31, 2017 are as follows:

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31, 2018		As at March 31, 2017	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Cash Plus – Growth – Direct Plan	16,31,554	45	1,45,22,491	380
BSL Cash Manager – Growth	–	–	2,66,264	11
ICICI Prudential Liquid – Direct Plan – Growth	13,65,687	36	1,03,88,743	250
IDFC Cash Fund – Direct Plan – Growth	–	–	12,65,679	250
Kotak Low Duration Fund – Direct Plan – Growth (Ultra Short-Term)	–	–	15,02,564	305
L&T Liquid Fund – Direct Plan – Growth	–	–	6,72,806	150
Reliance Liquid Fund – Cash Plan	–	–	28,305	7
Reliance Liquid Fund – Treasury Plan – Direct Growth Plan – Growth Option	–	–	8,82,465	350
SBI Premier Liquid Fund – Direct Plan – Growth	–	–	3,91,909	100
TOTAL INVESTMENTS IN LIQUID MUTUAL FUND UNITS	29,97,241	81	2,99,21,226	1,803

The balances held in fixed maturity plan securities as at March 31, 2018 and March 31, 2017 are as follows:

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31, 2018		As at March 31, 2017	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct	6,00,00,000	65	6,00,00,000	61
Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 Days – GR Direct	2,50,00,000	27	2,50,00,000	25
HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37	3,80,00,000	41	3,80,00,000	38
HDFC FMP 1169D Feb 2017 – Direct – Quarterly Dividend – Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80 –1194 D Plan F Div	5,50,00,000	59	5,50,00,000	55
ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G Direct Plan	4,20,00,000	45	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan Series 80 – 1253 Days Plan J Direct Plan	3,00,00,000	32	3,00,00,000	30
IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days	1,00,00,000	11	1,00,00,000	10
IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days	1,50,00,000	16	1,50,00,000	15
Kotak FMP Series 199 Direct – Growth	3,50,00,000	37	3,50,00,000	36
Reliance Fixed Horizon Fund – XXXII Series 8 – Dividend Plan	5,00,00,000	51	5,00,00,000	50
Reliance Yearly Interval Fund Series 1 – Direct Plan – Growth Plan	–	–	10,69,06,898	151
TOTAL INVESTMENTS IN FIXED MATURITY PLAN SECURITIES	40,50,00,000	429	51,19,06,898	558

2.4.4 Details of investments in non-convertible debentures, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2018 and March 31, 2017 are as follows:

inn ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000	50	51	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000	1,000	101	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	3,000	306	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	129	1,250	129
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000	100	99	–	–
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	500	53	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000	150	153	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	2,000	214	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000	50	53	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000	500	50	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000	100	105	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000	200	215	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000	2,000	216	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	55
8.43% IDFC Bank Ltd 30JAN2018	10,00,000	–	–	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000	50	54	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000	500	51	500	52
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	100	108	100	108
8.54% IDFC Bank Ltd 30MAY2018	10,00,000	1,500	194	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000	50	51	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000	1,000	107	1,000	108
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	1,750	188	1,750	190
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000	1,000	104	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000	1,520	196	1,520	184
8.66% IDFC Bank Ltd 27DEC2018	10,00,000	400	52	400	49
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000	75	76	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000	5,000	256	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000	1,070	112	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	1,000	102	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000	500	52	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000	3,000	323	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000	500	52	500	53
TOTAL INVESTMENTS IN NON-CONVERTIBLE DEBENTURES		31,815	3,978	32,715	3,975

The balances held in certificates of deposit as at March 31, 2018 and March 31, 2017 are as follows:

(In ₹ crore, except as otherwise stated)

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
Andhra Bank	1,00,000	–	–	35,000	344
Axis Bank	1,00,000	2,08,000	1,985	3,05,600	2,914
Corporation Bank	1,00,000	–	–	33,500	327
DBS Bank	1,00,000	–	–	5,000	49
HDFC Bank	1,00,000	15,000	147	–	–
ICICI Bank	1,00,000	1,26,000	1,186	42,500	413
IDFC Bank	1,00,000	–	–	1,40,000	1,328
IndusInd Bank	1,00,000	1,35,000	1,271	1,06,400	1,011
Kotak Bank	1,00,000	70,000	680	85,500	813
Vijaya Bank	1,00,000	–	–	14,000	137
Yes Bank	1,00,000	–	–	60,000	569
TOTAL INVESTMENTS IN CERTIFICATES OF DEPOSIT		5,54,000	5,269	8,27,500	7,905

The balances held in commercial paper as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2018		As at March 31, 2017	
		Units	Amount	Units	Amount
LIC	5,00,000	6,000	293	–	–
TOTAL INVESTMENTS IN COMMERCIAL PAPER		6,000	293	–	–

2.5 Loans

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Unsecured, considered good		
Other loans		
Loans to employees	36	29
	36	29
Unsecured, considered doubtful		
Other loans		
Loans to employees	17	24
	53	53
Less: Allowance for doubtful loans to employees	17	24
TOTAL NON-CURRENT LOANS	36	29
CURRENT		
Unsecured, considered good		
Other loans		
Loans to employees	239	272
TOTAL CURRENT LOANS	239	272
TOTAL LOANS	275	301

2.6 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Security deposits(1)	53	86
Rental deposits(1)	171	175
Restricted deposits(1)	60	48
TOTAL NON-CURRENT OTHER FINANCIAL ASSETS	284	309
CURRENT		
Security deposits(1)	9	10
Rental deposits(1)	13	9
Restricted deposits(1)	1,535	1,416
Unbilled revenues(1)	4,261	3,648
Interest accrued but not due(1)	766	576
Foreign currency forward and options contracts(2)(3)	16	284
Others(1)	84	37
TOTAL CURRENT OTHER FINANCIAL ASSETS	6,684	5,980
TOTAL OTHER FINANCIAL ASSETS	6,968	6,289
(1) Financial assets carried at amortized cost	6,952	6,005
(2) Financial assets carried at fair value through other comprehensive income	12	52
(3) Financial assets carried at fair value through profit or loss	4	232

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.7 Trade receivables (1)

in ₹ crore

Particulars	As at March 31,	
	2018	2017
CURRENT		
Unsecured		
Considered good	13,142	12,322
Considered doubtful	354	318
	13,496	12,640
Less: Allowances for credit loss	354	318

Particulars	As at March 31,	
	2018	2017
TOTAL TRADE RECEIVABLES	13,142	12,322
(1) Includes dues from companies where directors are interested	–	1

2.8 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Balances with banks		
In current and deposit accounts	13,168	14,889
Cash on hand	–	–
Others		
Deposits with financial institutions	6,650	7,736
TOTAL CASH AND CASH EQUIVALENTS	19,818	22,625
Cash and cash equivalents included under assets classified under held for sale (*Refer to Note 2.25*)	53	–
	19,871	22,625
Balances with banks in unpaid dividend accounts	22	17
Deposit with more than 12 months maturity	6,332	6,954
Balances with banks held as margin money deposits against guarantees	356	404

Cash and cash equivalents as at March 31, 2018 and March 31, 2017 include restricted cash and bank balances of ₹533 crore and ₹572 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Current accounts		
ANZ Bank, Taiwan	9	3
Axis Bank, India	–	1
Banamex Bank, Mexico	2	2
Banamex Bank, Mexico (US Dollar account)	13	8
Bank Leumi, Israel	–	11
Bank Leumi, Israel (US Dollar account)	–	2
Bank of America, Mexico	25	54
Bank of America, USA	1,172	1,030
Bank of Baroda, Mauritius	1	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	–
Bank Zachodni WBK S.A, Poland	17	4
Barclays Bank, UK	40	1
BNP Paribas Bank, Norway	88	17
China Merchants Bank, China	6	9
Citibank N.A., Australia	223	19
Citibank N.A., Brazil	14	30
Citibank N.A., China	116	61
Citibank N.A., China (US Dollar account)	9	11
Citibank N.A., Costa Rica	1	5
Citibank N.A., Dubai	6	1
Citibank N.A., EEFC (US Dollar account)	4	1
Citibank N.A., Hungary	6	3
Citibank N.A., India	3	3
Citibank N.A., Japan	18	12
Citibank N.A., New Zealand	11	10
Citibank N.A., Philippines (US Dollar account)	–	1
Citibank N.A., Portugal	8	2
Citibank N.A., Romania	2	–
Citibank N.A., Singapore	4	2
Citibank N.A., South Africa	33	9
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	2	1
Citibank N.A., USA	3	78
Commerzbank, Germany	–	18
Danske Bank, Sweden	1	–
Deutsche Bank, Belgium	27	10
Deutsche Bank, Czech Republic	16	8
Deutsche Bank, Czech Republic (Euro account)	3	7
Deutsche Bank, Czech Republic (US Dollar account)	2	30
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	34	25
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (US Dollar account)	32	76
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	9	10
Deutsche Bank, France	19	8
Deutsche Bank, Germany	100	48
Deutsche Bank, Hong Kong	1	–
Deutsche Bank, India	44	12
Deutsche Bank, Malaysia	5	7
Deutsche Bank, Netherlands	15	2
Deutsche Bank, Philippines	25	5
Deutsche Bank, Philippines (US Dollar account)	3	4
Deutsche Bank, Poland	18	12
Deutsche Bank, Poland (Euro account)	8	4

Particulars	As at March 31,	
	2018	2017
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (US Dollar account)	5	1
Deutsche Bank, Singapore	17	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	29	9
Deutsche Bank, Switzerland (US Dollar account)	–	1
Deutsche Bank, United Kingdom	79	26
Deutsche Bank, USA	2	12
HSBC Bank, Brazil	–	1
HSBC Bank, Dubai	2	–
HSBC Bank, Hong Kong	2	1
HSBC Bank, United Kingdom	6	–
ICICI Bank, EEFC (Euro account)	1	1
ICICI Bank, EEFC (US Dollar account)	40	5
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	11	1
ICICI Bank, India	52	53
ING Bank, Belgium	–	2
Nordbanken, Sweden	50	33
Punjab National Bank, India	12	6
Raiffeisen Bank, Czech Republic	5	4
Raiffeisen Bank, Romania	3	4
Royal Bank of Canada, Canada	166	83
Santander Bank, Argentina	1	1
Silicon Valley Bank, USA	–	4
Silicon Valley Bank (Euro account)	–	19
Silicon Valley Bank (United Kingdom Pound Sterling account)	–	2
Splitska Banka D.D., Société Générale Group, Croatia	8	–
State Bank of India, India	1	7
The Saudi British Bank, Saudi Arabia	3	–
Union Bank of Switzerland AG	–	3
Union Bank of Switzerland AG (Euro account)	–	4
Wells Fargo Bank N.A., USA	–	33
Westpac, Australia	–	1
	2,703	2,044
Deposit accounts		
Axis Bank	–	1,175
Bank BGZ BNP Paribas S.A.	144	183
Barclays Bank	200	825
Canara Bank	84	84
Citibank	224	165
Deutsche Bank, AG	24	–
Deutsche Bank, Poland	211	71
HDFC Bank	2,498	469
HSBC Bank	–	500
ICICI Bank	3,497	4,644
IDBI Bank	250	1,750
IDFC Bank	1,500	200
IndusInd Bank	1,000	191
Kotak Mahindra Bank	–	535

Particulars	As at March 31,	
	2018	2017
South Indian Bank	450	450
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	5	633
	10,087	12,424
Unpaid dividend accounts		
Axis Bank, unpaid dividend account	1	2
HDFC Bank, unpaid dividend account	1	2
ICICI Bank, unpaid dividend account	20	13
	22	17
Margin money deposits against guarantees		
Canara Bank	151	177
Citibank	3	2
ICICI Bank	202	225
	356	404
Deposits with financial institutions		
HDFC Limited	5,450	7,036
LIC Housing Finance Limited	1,200	700
	6,650	7,736
TOTAL CASH AND CASH EQUIVALENTS	19,818	22,625

2.9 Other assets

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Capital advances	421	600
Advances other than capital advances		
Prepaid gratuity *(Refer to Note 2.20.1)*	43	79
Others		
Withholding taxes and others	1,428	–
Prepaid expenses	111	96
Deferred contract cost	262	284
TOTAL NON-CURRENT OTHER ASSETS	2,265	1,059
CURRENT		
Advances other than capital advances		
Payment to vendors for supply of goods	119	131
Others		
Withholding taxes and others	1,032	1,886
Prepaid expenses	472	441
Deferred contract cost	44	78
TOTAL CURRENT OTHER ASSETS	1,667	2,536
TOTAL OTHER ASSETS	3,932	3,595

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.10 Financial instruments

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction

from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2018 is as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
ASSETS							
Cash and cash equivalents *(Refer to Note 2.8)*	19,818	–	–	–	–	19,818	19,818
Investments *(Refer to Note 2.4)*							
Preference securities and equity instruments	–	–	–	138	–	138	138
Tax-free bonds and government bonds	1,897	–	–	–	–	1,897	(1) 2,151
Liquid mutual fund units	–	–	81	–	–	81	81
Non-convertible debentures	–	–	–	–	3,978	3,978	3,978
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial paper	–	–	–	–	293	293	293
Convertible promissory note	–	–	12	–	–	12	12
Other investments	–	–	66	–	–	66	66
Fixed maturity plan securities	–	–	429	–	–	429	429
Trade receivables *(Refer to Note 2.7)*	13,142	–	–	–	–	13,142	13,142
Loans *(Refer to Note 2.5)*	275	–	–	–	–	275	275
Other financial assets *(Refer to Note 2.6)*	6,952	–	4	–	12	6,968	(2) 6,884
TOTAL	42,084	–	592	138	9,552	52,366	52,536

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
LIABILITIES							
Trade payables	694	–	–	–	–	694	694
Other financial liabilities (*Refer to Note 2.12*)	5,442	–	93	–	3	5,538	5,538
TOTAL	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
ASSETS							
Cash and cash equivalents (*Refer to Note 2.8*)	22,625	–	–	–	–	22,625	22,625
Investments (*Refer to Note 2.4*)							
Preference securities and equity instruments	–	–	–	159	–	159	159
Tax-free bonds and government bonds	1,907	–	–	–	–	1,907	(1) 2,168
Liquid mutual fund units	–	–	1,803	–	–	1,803	1,803
Non-convertible debentures	–	–	–	–	3,975	3,975	3,975
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Convertible promissory note	–	–	10	–	–	10	10
Other investments	–	–	35	–	–	35	35
Fixed maturity plan securities	–	–	558	–	–	558	558
Trade receivables (*Refer to Note 2.7*)	12,322	–	–	–	–	12,322	12,322
Loans (*Refer to Note 2.5*)	301	–	–	–	–	301	301
Other financial assets (*Refer to Note 2.6*)	6,005	–	232	–	52	6,289	(2) 6,205
TOTAL	43,160	–	2,638	159	11,932	57,889	58,066
LIABILITIES							
Trade payables	367	–	–	–	–	367	367
Other financial liabilities (*Refer to Note 2.12*)	4,973	–	87	–	–	5,060	5,060
TOTAL	5,340	–	87	–	–	5,427	5,427

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2018 is as follows:

in ₹ crore

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
ASSETS				
Investments in liquid mutual funds units *(Refer to Note 2.4)*	81	81	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,150	1,878	272	–
Investments in government bonds *(Refer to Note 2.4)*	1	1	–	–
Investments in equity instruments *(Refer to Note 2.4)*	22	–	–	22
Investments in preference securities *(Refer to Note 2.4)*	116	–	–	116
Investments in non-convertible debentures *(Refer to Note 2.4)*	3,978	2,695	1,283	–
Investments in certificates of deposit *(Refer to Note 2.4)*	5,269	–	5,269	–
Investments in commercial paper *(Refer to Note 2.4)*	293	–	293	–
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	429	–	429	–
Investments in convertible promissory note *(Refer to Note 2.4)*	12	–	–	12
Other investments *(Refer to Note 2.4)*	66	–	–	66
Derivative financial instruments – gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)*	16	–	16	–
LIABILITIES				
Derivative financial instruments – loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)*	42	–	42	–
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)(2)]	54	–	–	54

(1) Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holdings Limited as per the share purchase agreement

(2) Includes ₹21 crore pertaining to acquisition of Brilliant Basics discounted at 10%

During the year ended March 31, 2018, tax-free bonds and non-convertible debentures of ₹1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and ₹850 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2017 was as follows:

in ₹ crore

Particulars	As at March 31, 2017	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
ASSETS				
Investments in liquid mutual funds units *(Refer to Note 2.4)*	1,803	1,803	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,159	282	1,877	–
Investments in government bonds *(Refer to Note 2.4)*	9	9	–	–
Investments in equity instruments *(Refer to Note 2.4)*	15	–	–	15
Investments in preference securities *(Refer to Note 2.4)*	144	–	–	144
Investments in non-convertible debentures *(Refer to Note 2.4)*	3,975	3,371	604	–
Investments in certificates of deposit *(Refer to Note 2.4)*	7,905	–	7,905	–
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	558	–	558	–
Investments in convertible promissory notes *(Refer to Note 2.4)*	10	–	–	10
Other investments *(Refer to Note 2.4)*	35	–	–	35
Derivative financial instruments - gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)*	284	–	284	–
LIABILITIES				
Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)*	2	–	2	–
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)(2)]	85	–	–	85

(1) Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.

(2) Discounted ₹91 crore at 14.2%

During the year ended March 31, 2017, tax-free bonds of ₹115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as at March 31, 2018 from March 31, 2017 is mainly on account of settlement of ₹45 crore pertaining to Kallidus acquisition and addition of ₹17 crore in relation to acquisition of Brilliant Basics Holdings Limited (Refer to Note 2.3)

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial instruments as at March 31, 2018 is as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Other financial assets (including loans)	2,636	663	330	173	470	4,272
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Other financial liabilities	(2,289)	(417)	(215)	(273)	(596)	(3,790)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

The foreign currency risk from financial instruments as at March 31, 2017 was as follows:

in ₹ crore

Particulars	USD	Euro	GBP	AUD	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Other financial assets (including loans)	2,862	535	372	159	403	4,331
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Other financial liabilities	(2,129)	(406)	(211)	(211)	(547)	(3,504)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

Sensitivity analysis between Indian rupee and USD

Particulars	Year ended March 31,	
	2018	2017
Impact on the Group's incremental operating margins	0.50%	0.50%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

Particulars	As at March 31, 2018		As at March 31, 2017	
	In million	In ₹ crore	In million	In ₹ crore
DERIVATIVES DESIGNATED AS CASH FLOW HEDGES				
Forward contracts				
In AUD	–	–	130	644
In Euro	–	–	95	658
In GBP	–	–	40	324
Options Contracts				
In AUD	60	300	–	–
In Euro	100	808	40	277
In GBP	20	184	–	–
OTHER DERIVATIVES				
Forward contracts				
In AUD	5	25	35	174
In CAD	20	99	–	–
In Euro	91	735	114	786
In JPY	550	34	–	–
In NZD	16	76	–	–
In NOK	40	34	–	–
In SGD	5	25	5	23
In ZAR	25	14	–	–
In SEK	50	40	50	36
In CHF	21	146	10	65
In USD	623	4,061	526	3,411
In GBP	51	466	75	609
Options contracts				
In AUD	20	100	–	–
In CAD	–	–	13	65
In Euro	45	363	25	173
In CHF	5	33	–	–
In USD	320	2,086	195	1,265
In GBP	25	231	30	243
TOTAL FORWARD AND OPTIONS CONTRACTS		9,860		8,753

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Not later than one month	2,828	2,303
Later than one month and not later than three months	4,568	4,316
Later than three months and not later than one year	2,464	2,134
TOTAL	9,860	8,753

During the years ended March 31, 2018 and March 31, 2017, the Group has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as at March 31, 2018 are expected to occur and will be reclassified to the consolidated Statement of Profit and Loss within three months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Gain / (Loss)		
Balance at the beginning of the year	39	–
Gain / (Loss) recognized in other comprehensive income during the year	(93)	121
Amount reclassified to profit and loss during the year	41	(69)
Tax impact on above	13	(13)
Balance at the end of the year	–	39

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As at March 31,			
	2018		2017	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	20	(46)	285	(3)
Amount set off	(4)	4	(1)	1
Net amount presented in Balance Sheet	16	(42)	284	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹13,142 crore and ₹12,322 crore as at March 31, 2018 and March 31, 2017, respectively and unbilled revenues amounting to ₹4,261 crore and ₹3,648 crore as at March 31, 2018 and March 31, 2017, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. As per Ind AS 109, the Group uses ECL model to assess the impairment loss or gain. The Group uses a provision matrix to compute the ECL allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

(In %)

Particulars	Year ended March 31,	
	2018	2017
Revenue from top customer	3.4	3.4
Revenue from top 10 customers	19.3	21.0

Credit risk exposure

The allowance of lifetime ECL on customer balances for the years ended March 31, 2018 and March 31, 2017 was ₹34 crore and ₹132 crore, respectively.

The movement in credit loss allowance on customer balances is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Balance at the beginning	411	289
Impairment loss recognized	34	132
Write-offs	(5)	(1)
Reclassified under held for sale *(Refer to Note 2.25)*	(1)	–
Translation differences	10	(9)
Balance at the end	449	411

Credit exposure

The Company's credit period generally ranges from 30-60 days.

in ₹ crore

	As at March 31,	
	2018	2017
Trade receivables	13,142	12,322
Unbilled revenues	4,261	3,648

Days sales outstanding was 67 days and 68 days as of March 31, 2018 and March 31, 2017, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, quoted bonds issued by government and quasi-government organizations, commercial paper and non-convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2018, the Group had a working capital of ₹34,176 crore including cash and cash equivalents of ₹19,818 crore and current investments of ₹6,407 crore. As at March 31, 2017, the Group had a working capital of ₹39,692 crore including cash and cash equivalents of ₹22,625 crore and current investments of ₹9,970 crore.

As at March 31, 2018 and March 31, 2017, the outstanding compensated absences were ₹ 1,469 crore and ₹ 1,359 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.12)*	5,442	–	–	–	5,442
Liability towards acquisitions on an undiscounted basis (contingent consideration) *(Refer to Note 2.12)*	41	7	7	–	55

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2017 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.12)*	4,943	31	–	–	4,974
Liability towards acquisitions on an undiscounted basis (contingent consideration) *(Refer to Note 2.12)*	45	46	–	–	91

2.11 Equity

Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2018	2017
Authorized		
Equity shares, ₹ 5 par value 240,00,00,000 (240,00,00,000) equity shares	1,200	1,200
Issued, subscribed and paid-up		
Equity shares, ₹ 5 par value [(1)] 217,33,12,301 (228,56,55,150) equity shares fully paid-up[(2)]	1,088	1,144
	1,088	1,144

Note: Forfeited shares amounted to ₹ 1,500 (₹ 1,500)

(1) Refer to Note 2.21 for details of basic and diluted shares

(2) Net of treasury shares 1,08,01,956 (1,12,89,514)

The Company has only one class of shares referred to as equity shares having a par value of ₹ 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by ADSs carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the period of five years immediately preceding March 31, 2018:

- The Company has allotted 114,84,72,332 and 57,42,36,166 fully paid-up shares of face value ₹ 5 each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through a postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, have been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognized as distribution to equity shareholders:

in ₹

Particulars	Year ended March 31,	
	2018	2017
Final dividend for fiscal 2016	–	14.25
Interim dividend for fiscal 2017	–	11.00
Final dividend for fiscal 2017	14.75	–
Interim dividend for fiscal 2018	13.00	–

Effective from fiscal 2018, the Company's policy is to pay out up to 70% of the free cash flow of the corresponding financial year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of ₹20.50 per equity share for the financial year ended March 31, 2018 and a special dividend of ₹10 per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018 and if approved would result in a cash outflow of approximately ₹7,949 crore, (excluding dividend paid on treasury shares) including dividend distribution tax.

The Board of Directors, at its meeting on October 24, 2017, declared an interim dividend of ₹13 per equity share which resulted in a net cash outflow of approximately ₹3,408 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully paid-up equity shares of face value of ₹5 each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore. The shareholders approved the said proposal of buyback of equity shares through a postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 11,30,43,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the record date by cancelling ADSs and withdrawing underlying equity shares) of the Company as on the record date (i.e November 1, 2017) on a proportionate basis through the 'Tender offer' route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of ₹56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

The details of shareholder holding more than 5% shares as at March 31, 2018 and March 31, 2017 are as follows:

Name of the shareholder	As at March 31, 2018		As at March 31, 2017	
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	37,99,05,859	17.39	38,33,17,937	16.69
Life Insurance Corporation of India	14,95,14,017	6.85	16,14,36,123	7.03

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2018		As at March 31, 2017	
	No. of shares	Amount	No. of shares	Amount
At the beginning of the period	228,56,55,150	1,144	228,56,21,088	1,144
Add: Shares issued on exercise of employee stock options	7,00,629	–	34,062	–
Less: Shares bought back	11,30,43,478	56	–	–
At the end of the period	217,33,12,301	1,088	228,56,55,150	1,144

Employee Stock Option Plan (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, *Share-based Payment*. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

Effective April 1, 2017, the Group adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the consolidated financial statements.

2015 Stock Incentive Compensation Plan ('the 2015 Plan') (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this, 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of

four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years.

Controlled trust holds 1,08,01,956 and 1,12,89,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 Plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Salil Parekh (Chief Executive Officer and Managing Director)

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan, a) an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date, b) a one-time grant of RSUs of fair value ₹9.75 crore which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and c) annual grant of performance-based RSUs of fair value ₹13 crore which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 28,256 RSUs and the one-time time-based grant of 84,768 RSUs. The grants were made effective February 27, 2018. Though the annual time-based grants for the remaining employment term have not been granted as of March 31, 2018 , in accordance with Ind AS 102, *Share-based Payment,* the Company has recorded employment stock compensation expense.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance-based awards) granted to him were forfeited.

Stock incentives granted to COO

The nomination and remuneration committee ('the Committee'), at its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to ₹4 crore to U.B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through a postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO, Dr. Vishal Sikka, and COO)

On November 1, 2016, the Company granted 2,47,250 RSUs and 5,02,550 stock options under the 2015 Plan, to key managerial personnel (KMP), other than Dr. Vishal Sikka and the COO, based on fiscal 2016 performance. On August 1, 2017, the Company granted 58,150 RSUs and 44,450 ESOPs to KMP. These RSUs and stock options will generally vest over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. On February 27, 2018, based on the recommendation and approval of the nomination and remuneration committee, the Company granted 2,14,950 RSUs to the KMP other than CEO and COO. These instruments will vest over a period of four years and are subject to continued service.

During the year ended March 31, 2018, three of the KMP have resigned (Refer to Note *2.23, Related party transactions* for further details) and hence, the RSUs and stock options granted to them were forfeited.

Stock incentive granted to employees other than KMP

During fiscal 2017, the Company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash-settled) to certain eligible employees at mid and senior levels under the 2015 Plan. Further, on May 2, 2017, the Company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, the Company granted 7,450 incentive units (cash-settled) to employees at the senior management level. These instruments will vest over a period of four years and are subject to continued service. On February 27, 2018 15,59,920 RSUs and 42,590 incentive units (cash-settled) were granted to eligible employees. These instruments will vest over a period of 4 years and are subject to continued service.

As at March 31, 2018 and March 31, 2017, 1,11,757 and 1,06,845 incentive units were outstanding (net of forfeitures).

The break-up of employee stock compensation expense is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Granted to		
KMP[(2)]	(13)	36
Employees other than KMP	97	81
TOTAL[(1)]	84	117

(1) Cash-settled stock compensation expense included above is ₹5 crore and ₹1 crore in the years ended March 31, 2018 and March 31, 2017, respectively.

(2) Includes a reversal of stock compensation cost of ₹35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash-settled, share-based payments was ₹6 crore and ₹3 crore as at March 31, 2018 and March 31, 2017, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled, share-based payment transactions during the year ended March 31, 2018 is as follows:

Particulars	Year ended March 31, 2018	
	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan : Restricted Stock Units (RSUs)		
Outstanding at the beginning	29,61,373	5
Granted	22,80,608	5
Exercised	6,48,217	5
Forfeited and expired	8,43,355	5
Outstanding at the end	37,50,409	5
Exercisable at the end	24,205	5
2015 Plan : Employee Stock Options (ESOPs)		
Outstanding at the beginning	11,97,650	992
Granted	4,91,575	943
Exercised	52,412	983
Forfeited and expired	6,69,900	961
Outstanding at the end	9,66,913	986
Exercisable at the end	1,96,912	992

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled, share-based payment transactions during the year ended March 31, 2017 was as follows:

Particulars	Year ended March 31, 2017	
	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan : RSUs		
Outstanding at the beginning	2,21,505	5
Granted	28,74,690	5
Forfeited and expired	1,00,760	5
Exercised	34,062	5
Outstanding at the end	29,61,373	5
Exercisable at the end	–	–
2015 Plan : ESOPs		
Outstanding at the beginning	–	–
Granted	12,05,850	992
Forfeited and expired	8,200	992
Exercised	–	–
Outstanding at the end	11,97,650	992
Exercisable at the end	–	–

During the years ended March 31, 2018, and March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹992 and ₹1,084, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2018 is as follows:

Range of exercise prices per share (₹)	Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan :			
0-5 (RSU)	37,50,409	1.89	5.00
900-1100 (ESOP)	9,66,913	6.60	992.68
	47,17,322	2.57	207.45

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2017 was as follows:

Range of exercise prices per share (₹)	Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
2015 Plan :			
0-5 (RSU)	29,61,373	1.88	5.00
900-1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The fair value of each equity settled award is estimated on the date of grant using the Black–Scholes–Merton model with the following assumptions:

Particulars	For options granted during the year ended March 31, 2018			
	Equity shares		ADS	
	RSU	ESOP	RSU	ESOP
Weighted average share price (₹) / ($-ADS)	1,144	923	16.61	14.65
Exercise price (₹) / ($-ADS)	5.00	919	0.08	14.67
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1-4	3-7	1-4	3-7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6-7	6-7	1-2	1-2
Weighted average fair value as on grant date (₹) / ($-ADS)	1,066	254	15.47	2.93

Particulars	For options granted during the year ended March 31, 2017			
	Equity shares		ADS	
	RSU	ESOP	RSU	ESOP
Weighted average share price (₹) / ($-ADS)	1,067	989	15.77	15.26
Exercise price (₹) / ($-ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1-4	3-7	1-4	3-7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6-7	6-7	1-2	1-2

Particulars	For options granted during the year ended March 31, 2017			
	Equity shares		ADS	
	RSU	ESOP	RSU	ESOP
Weighted average fair value as on grant date (₹) / ($-ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Others		
Accrued compensation to employees[1]	–	30
Compensated absences	48	–
Payable for acquisition of business - Contingent consideration *(Refer to Note 2.1)*[2]	13	40
TOTAL NON-CURRENT OTHER FINANCIAL LIABILITIES	61	70
CURRENT		
Unpaid dividends[1]	22	17
Others		
Accrued compensation to employees[1]	2,509	1,881
Accrued expenses[1]	2,452	2,585
Retention monies[1]	132	220
Payable for acquisition of business - Contingent consideration *(Refer to Note 2.1)*[2]	41	45
Payable by controlled trusts[1]	139	145
Compensated absences	1,421	1,359
Foreign currency forward and options contracts[2][3]	42	2
Capital creditors[1]	155	48
Other payables[1]	33	47
TOTAL CURRENT OTHER FINANCIAL LIABILITIES	6,946	6,349
TOTAL FINANCIAL LIABILITIES	7,007	6,419
[1] Financial liability carried at amortized cost	5,442	4,973
[2] Financial liability carried at fair value through profit or loss	93	87
[3] Financial liability carried at fair value through other comprehensive income	3	–
Contingent consideration on undiscounted basis	55	91

2.13 Other liabilities

in ₹ crore

Particulars	As at March 31,	
	2018	2017
NON-CURRENT		
Others		
Deferred income – government grant on land use rights	44	41
Accrued gratuity *(Refer to Note 2.20.1)*	28	–
Deferred rent	151	–
Deferred income	36	42
TOTAL NON-CURRENT OTHER LIABILITIES	259	83
CURRENT		
Unearned revenues	2,295	1,777
Client deposit	38	–
Others		
Withholding taxes and others	1,240	1,226
Accrued gratuity *(Refer to Note 2.20.1)*	–	1
Deferred rent	32	2
Deferred income – government grant on land use rights	1	1
TOTAL CURRENT OTHER LIABILITIES	3,606	3,007
TOTAL OTHER LIABILITIES	3,865	3,090

2.14 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time-related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

in ₹ crore

Particulars	As at March 31,	
	2018	2017
CURRENT		
Others		
Post-sales client support and others	492	405
TOTAL PROVISIONS	492	405

The movement in the provision for post-sales client support and others is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Balance at the beginning	405	512
Provision recognized	143	94
Provision utilized	(62)	(195)
Exchange difference	6	(6)
Balance at the end	492	405

Provision for post-sales client support and other provisions are expected to be utilized over a period of six months to one year.

2.15 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises :

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Current taxes	4,581	5,653
Deferred taxes	(340)	(55)
Income tax expense	4,241	5,598

Advance Pricing Agreement (APA)

During the three months ended December 31, 2017, the Company had concluded an APA with the US Internal Revenue Service (IRS) for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company's US branch operations.

During the three months ended December 31, 2017, in accordance with the APA, the Company has reversed income tax expense provision of ₹1,432 crore which pertains to previous periods. This comprises reversal of current tax expense of ₹1,610 crore, reversal of ₹132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of ₹46 crore pertaining to BPT for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company has to pay an amount of approximately ₹1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid ₹479 crore during the three months ended March 31, 2018, and the balance amount is expected to be paid over the next few quarters.

Additionally, income tax expense for the year ended March 31, 2018 includes reversal (net of provisions) of ₹291 crore, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

Income tax expense for the year ended March 31, 2017 includes reversal (net of provisions) of ₹152 crore, pertaining to prior periods.

The 'Tax Cuts and Jobs Act (H.R. 1)' was signed into law on December 22, 2017 ('US tax reforms'). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 among other measures. During the year ended March 31, 2018 , the US tax reforms has resulted in a positive impact of ₹155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

During the years ended March 31, 2018 and March 31, 2017, a current tax charge of ₹17 crore and current tax credit of ₹10 crore, respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the year ended March 31, 2018, a deferred tax credit of ₹13 crore and a deferred tax charge of ₹1 crore have been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures, certificates of deposit, commercial paper and equity and preference securities.

During the year ended March 31, 2017, a deferred tax charge of ₹13 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

in ₹ crore except otherwise stated

Particulars	Year ended March 31,	
	2018	2017
Profit before income taxes	20,270	19,951
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	7,015	6,905
Tax effect due to non-taxable income for Indian tax purposes	(2,068)	(1,982)
Overseas taxes	701	750
Tax provision (reversals)	(1,617)	(152)
Effect of exempt non-operating income	(66)	(65)
Effect of unrecognized deferred tax assets	188	93
Effect of differential overseas tax rates	52	64
Effect of non-deductible expenses	57	26
Branch profit tax (net of credits)	(210)	–
Subsidiary dividend distribution tax	172	–
Others	17	(41)
Income tax expense	4,241	5,598

Infosys is subject to a 15% BPT in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2018, Infosys' US branch net assets amounted to approximately ₹5,030 crore. During the year ended March 31, 2018, an additional deferred tax liability has been created for BPT amounting to ₹46 crore on account of conclusion of APA explained above. Further, on account of US tax reforms, the Company has a credit of ₹155 crore pertaining to BPT for the year ended March 31, 2018. The Company has also reversed ₹55 crore of BPT during the year ended March 31, 2018. As of March 31, 2018, the Company has a deferred tax liability for BPT of ₹164 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the year ended March 31, 2018 includes interest on income tax refund of ₹262 crore.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to the creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

During the year ended March 31, 2018, the Company received ₹846 crore as dividend from Infosys BPM, its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of ₹172 crore as income tax expense during the year ended March 31, 2018.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹5,045 crore and ₹5,309 crore as at March 31, 2018 and March 31, 2017, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2018 and March 31, 2017:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Income tax assets	6,070	5,716
Current income tax liabilities	(2,043)	(3,885)
Net current income tax asset / (liability) at the end	4,027	1,831

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Net current income tax asset / (liability) at the beginning	1,831	1,820
Income tax paid	6,829	5,653
Current income tax expense	(4,581)	(5,653)
Income tax benefit arising on exercise of stock options	–	1
Income tax on other comprehensive income	(17)	10
Reclassified under assets held for sale *(Refer to Note 2.25)*	(35)	–
Net current income tax asset / (liability) at the end	4,027	1,831

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Deferred income tax assets		
Property, plant and equipment	215	138
Computer software	–	40
Accrued compensation to employees	12	57
Trade receivables	141	136
Compensated absences	366	374
Post-sales client support	98	97
Derivative financial instruments	13	–
Intangibles	9	22
Credits related to branch profits	341	–
Others	117	143
Total deferred income tax assets	1,312	1,007
Deferred income tax liabilities		
Intangible assets	(38)	(206)
Branch profit tax	(505)	(327)
Derivative financial instruments	(2)	(74)
Others	(26)	(67)
Total deferred income tax liabilities	(571)	(674)
Deferred income tax assets after set-off	1,282	540
Deferred income tax liabilities after set-off	(541)	(207)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the years ended March 31, 2018 and March 31, 2017, is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Net deferred income tax asset at the beginning	333	284
Addition through business combination *(Refer to Note 2.1)*	(2)	–
Translation differences	5	7
Credits / (charge) relating to temporary differences	340	55
Temporary differences on other comprehensive income	12	(13)
Reclassified under assets held for sale *(Refer to Note 2.25)*	53	–
Net deferred income tax asset at the end	741	333

The entire deferred income tax, except for a credit of ₹155 crore (on account of US tax reforms explained above), for the year ended March 31, 2018, relates to origination and reversal of temporary differences.

The credit relating to temporary differences during the year ended March 31, 2018 is primarily on account of property plant and equipment and trade receivables partially offset by accrued compensation to employees. The credit relating to temporary differences during the year ended March 31, 2017 are primarily on account of property, plant and equipment, and compensated absences partially offset by trade receivables and post-sales client support.

2.16 Revenue from operations

Accounting policy

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software-related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end

of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenues, while billings in excess of costs and earnings are classified as unearned revenues. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, *Revenue*, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increase in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenues for the years ended March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Revenue from software services	68,460	66,383
Revenue from software products	2,062	2,101
TOTAL REVENUE FROM OPERATIONS	70,522	68,484

2.17 Other income, net

Accounting policy

Other income

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Infosys Consulting Pte Ltd., Panaya, Kallidus, Brilliant Basics and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency-denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2018 and March 31, 2017 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	143	128
Deposits with banks and others	1,531	2,233
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, certificates of deposit and commercial paper	682	190
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	4	29
Gain / (loss) on liquid mutual funds	253	119
Exchange gains / (losses) on foreign currency forward and options contracts	1	591
Exchange gains / (losses) on translation of assets and liabilities	233	(359)
Impairment loss on assets classified under held for sale *(Refer to Note 2.25)*	(118)	–
Miscellaneous income, net	464	149
TOTAL OTHER INCOME	3,193	3,080

2.18 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Employee benefit expenses		
Salaries including bonus	37,764	36,557
Contribution to provident and other funds	828	770
Share-based payments to employees *(Refer to Note 2.11)*	84	117
Staff welfare	217	215
	38,893	37,659
Cost of software packages and others		
For own use	887	795
Third-party items bought for service delivery to clients	983	802
	1,870	1,597
Other expenses		
Repairs and maintenance	1,089	1,242
Power and fuel	207	228
Brand and marketing	305	342
Operating lease payments *(Refer to Note 2.19)*	528	491
Rates and taxes	166	148
Consumables	30	40
Insurance	59	56
Provision for post-sales client support	142	80

Particulars	Year ended March 31,	
	2018	2017
Commission to non-whole time directors	9	10
Impairment loss recognized / (reversed) on financial assets	71	140
Contributions towards corporate social responsibility	156	230
Others	162	237
	2,924	3,244

2.19 Leases

Accounting policy

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Consolidated Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Lease rentals recognized during the period	528	491

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Future minimum lease payable	As at March 31,	
	2018	2017
Not later than 1 year	456	461
Later than 1 year and not later than 5 years	1,388	1,237
Later than 5 years	874	740

The operating lease arrangements are renewable on a periodic basis and for most of the leases extend up to a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 Employee benefits

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lumpsum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to the Consolidated Statement of Profit or Loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using

projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The funded status of the Gratuity Plan and the amounts recognized in the Group's financial statements as at March 31, 2018 and March 31, 2017 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Change in benefit obligations		
Benefit obligations at the beginning	1,117	944
Service cost	150	129
Interest expense	73	69
Remeasurements – Actuarial (gains) / losses	(59)	67
Transfer	28	–
Curtailment gain	–	(3)
Benefits paid	(107)	(89)
Reclassified under held for sale *(Refer to Note 2.25)*	(1)	–
Benefit obligations at the end	1,201	1,117
Change in plan assets		
Fair value of plan assets at the beginning	1,195	947
Interest income	80	79
Remeasurements – Return on plan assets excluding amounts included in interest income	13	12
Contributions	35	246
Benefits paid	(107)	(89)
Fair value of plan assets at the end	1,216	1,195
Funded status	15	78
Prepaid gratuity benefit	43	79
Accrued gratuity	(28)	(1)

The amounts for the years ended March 31, 2018 and March 31, 2017 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Service cost	150	129
Net interest on the net defined benefit liability / asset	(7)	(10)
Curtailment gain	–	(3)
Net gratuity cost	143	116

The amounts for the years ended March 31, 2018 and March 31, 2017 recognized in the consolidated statement of other comprehensive income are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(59)	67
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(13)	(12)
	(72)	55

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	(41)	56
(Gain) / loss from experience adjustment	(18)	11
	(59)	67

The weighted-average assumptions used to determine benefit obligations as at March 31, 2018 and March 31, 2017 are as follows:

Particulars	As at March 31,	
	2018	2017
Discount rate (%)	7.5	6.9
Weighted average rate of increase in compensation levels (%)	8.0	8.0

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2018 and March 31, 2017 are as follows:

Particulars	Year ended March 31,	
	2018	2017
Discount rate (%)	6.9	7.8
Weighted average rate of increase in compensation levels (%)	8.0	8.0
Weighted average duration of defined benefit obligation (years)	6.1	6.1

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31, 2018
Discount rate	58
Weighted average rate of increase in compensation levels	50

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As at March 31, 2018 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the years ended March 31, 2018, and March 31, 2017 were ₹93 crore and ₹91 crore, respectively.

The Group expects to contribute ₹130 crore to the gratuity trusts during fiscal 2019.

Maturity profile of defined benefit obligation:

in ₹ crore

Within 1 year	174
1-2 year	178
2-3 year	192
3-4 year	203
4-5 year	211
5-10 years	1,023

2.20.2 Superannuation

The Group contributed ₹173 crore and ₹168 crore during the years ended March 31, 2018 and March 31, 2017, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at March 31, 2018 and March 31, 2017, respectively.

The details of fund and plan asset position are as follows:

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Plan assets at period end, at fair value	5,160	4,459
Present value of benefit obligation at period end	5,160	4,459
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,	
	2018	2017
Government of India (GOI) bond yield (%)	7.50	6.90
Remaining term to maturity of portfolio (year)	5.9	6.0
Expected guaranteed interest rate (%)	8.55	8.60

The Group contributed ₹484 crore and ₹462 crore during the years ended March 31, 2018 and March 31, 2017, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Salaries and bonus[(1)(2)]	38,093	36,913
Defined contribution plans	260	252
Defined benefit plans	540	494
	38,893	37,659

(1) Includes a employee stock compensation expense of ₹84 crore, for the year ended March 31, 2018. Similarly, includes employee stock compensation expense of ₹117 crore for the year ended March 31, 2017.

(2) Included in the above is a reversal of stock compensation cost of ₹35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer to Note 2.11.

2.21 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion

of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2018	2017
Basic earnings per equity share – weighted average number of equity shares outstanding[1]	225,53,32,322	228,56,39,447
Effect of dilutive common equivalent shares – share options outstanding	22,41,548	7,57,298
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	225,75,73,870	228,63,96,745

[1] Excludes treasury shares

For the year ended March 31, 2018, 67,238 options to purchase equity shares had an anti-dilutive effect.

For the year ended March 31, 2017, 1,12,190 options to purchase equity shares had an anti-dilutive effect.

2.22 Contingent liabilities and commitments

in ₹ crore

Particulars	As at March 31,	
	2018	2017
Contingent liabilities		
Claims against the Company, not acknowledged as debts[2] [Amount paid to statutory authorities ₹6,551 crore (₹4,717 crore)]	4,802	6,714
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,452	1,149
Other commitments[1]	81	114

[1] Uncalled capital pertaining to investments

[2] As at March 31, 2018, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹4,542 crore. These matters are pending before various Appellate Authorities and the Management, including its tax advisors, expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Income tax claims amounting to ₹4,670 crore have not been considered as claims not acknowledged as debt because the Company has received favorable decisions on similar claims and therefore, based on its assessment, is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to ₹6,540 crore.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

2.23 Related party transactions

Subsidiaries

in %

Name of subsidiaries	Country	Holdings as at March 31,	
		2018	2017
Infosys Technologies (China) Co. Limited (Infosys China)	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100	100
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100	100
Infosys Tecnologia do Brasil Ltda. (Infosys Brasil)	Brazil	100	100
Infosys Nova Holdings LLC. (Infosys Nova)	US	100	100
EdgeVerve Systems Limited (EdgeVerve)	India	100	100
Lodestone Management Consultants GmbH[1]	Austria	100	100
Skava Systems Pvt. Ltd. (Skava Systems)	India	100	100
Kallidus Inc. (Kallidus)	US	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2018	2017
Infosys Chile SpA[2]	Chile	–	–
Infosys Arabia Limited[3]	Saudi Arabia	70	–
Infosys Americas Inc., (Infosys Americas)	US	100	100
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)[4]	Australia	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)	US	100	100
Infosys Canada Public Services Ltd.[5][6]	Canada	–	–
Infosys BPM Limited *(formerly Infosys BPO Limited)*	India	99.98	99.98
Infosys (Czech Republic) Limited s.r.o.[7]	Czech Republic	99.98	99.98
Infosys Poland, Sp z.o.o[7]	Poland	99.98	99.98
Infosys McCamish Systems LLC [7]	US	99.98	99.98
Portland Group Pty Ltd[7]	Australia	99.98	99.98
Infosys BPO Americas LLC.[7]	US	99.98	99.98
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100	100
Lodestone Management Consultants Inc.[4][8]	US	100	100
Infosys Management Consulting Pty Limited[8]	Australia	100	100
Infosys Consulting AG[8]	Switzerland	100	100
Infosys Consulting GmbH[8]	Germany	100	100
Infosys Consulting SAS[8]	France	100	100
Infosys Consulting s.r.o.[8]	Czech Republic	100	100
Lodestone Management Consultants Co., Ltd.[8]	China	100	100
Infy Consulting Company Ltd[8]	UK	100	100
Infy Consulting B.V.[8]	The Netherlands	100	100
Infosys Consulting Sp. z.o.o[8]	Poland	100	100
Lodestone Management Consultants Portugal, Unipessoal, Lda. [8]	Portugal	100	100
S.C. Infosys Consulting S.R.L.[8]	Romania	100	100
Infosys Consulting S.R.L.[8]	Argentina	100	100
Lodestone GmbH[8][9]	Switzerland	–	–
Lodestone Augmentis AG [10][11]	Switzerland	–	–
Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)*[12]	Belgium	99.90	99.90
Infosys Consulting Ltda.[12]	Brazil	99.99	99.99
Panaya Inc. (Panaya)	US	100	100
Panaya Ltd.[13]	Israel	100	100
Panaya GmbH[13]	Germany	100	100
Panaya Japan Co. Ltd[4][13]	Japan	100	100
Panaya Pty Ltd.[13][14]	Australia	–	–
Noah Consulting LLC (Noah)[15]	US	–	100
Noah Information Management Consulting Inc. (Noah Canada)[16][17]	Canada	–	100
Brilliant Basics Holdings Limited[18]	UK	100	–
Brilliant Basics Limited[19]	UK	100	–
Brilliant Basics (MENA) DMCC[19]	Dubai	100	–
Infosys Consulting Pte Limited[1]	Singapore	100	100
Infosys Middle East FZ LLC[20]	Dubai	100	–

[1] Wholly-owned subsidiary of Infosys Limited
[2] Incorporated effective November 20, 2017
[3] Subsidiary of Infosys Limited
[4] Under liquidation
[5] Wholly-owned subsidiary of Infosys Public Services, Inc.
[6] Liquidated effective May 9, 2017
[7] Wholly-owned subsidiary of Infosys BPM
[8] Wholly-owned subsidiaries of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*
[9] Liquidated effective December 21, 2016
[10] Wholly-owned subsidiary of Infosys Consulting AG *(formerly Lodestone Management Consultants AG)*
[11] Liquidated effective October 5, 2016
[12] Majority owned and controlled subsidiaries of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*
[13] Wholly-owned subsidiary of Panaya Inc.
[14] Liquidated effective November 16, 2016
[15] Liquidated effective November 9, 2017
[16] Wholly-owned subsidiary of Noah
[17] Liquidated effective December 20, 2017

[18] On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited, UK.

[19] Wholly-owned subsidiary of Brilliant Basics Holdings Limited.

[20] Wholly-owned subsidiary of Infosys Consulting Pte Ltd

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

Name of Associate	Country	Holdings as at March 31,	
		2018	2017
DWA Nova LLC[1]	US	–	16%

[1] During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to ₹71 crore. DWA Nova LLC has been liquidated effective November 17, 2017

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

- Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through a postal ballot dated February 20, 2018.
- U.B. Pravin Rao, Chief Operating Officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently, he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.
- Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

- Nandan M. Nilekani *(appointed as Chairman of the Board effective August 24, 2017)*
- Ravi Venkatesan *(resigned from his position as Co-Chairman effective August 24, 2017)*
- Kiran Mazumdar-Shaw
- Roopa Kudva
- Dr. Punita Kumar-Sinha
- D.N. Prahlad *(appointed effective October 14, 2016)*
- D. Sundaram *(appointed effective July 14, 2017)*
- R. Seshasayee *(resigned effective August 24, 2017)*
- Prof. Jeffrey S. Lehman, *(resigned effective August 24, 2017)*
- Prof. John W. Etchemendy *(resigned effective August 24, 2017)*

Executive Officers

M.D. Ranganath, *Chief Financial Officer*	David D. Kennedy, *General Counsel and Chief Compliance Officer (resigned effective December 31, 2016)*
Mohit Joshi, *President (effective October 13, 2016)*	Rajesh K. Murthy, *President (appointed effective October 13, 2016 and resigned effective January 31, 2018)*
Ravi Kumar S., *President and Deputy Chief Operating Officer (effective October 13, 2016)*	Sandeep Dadlani, *President (appointed effective October 13, 2016 and resigned effective July 14, 2017)*
Krishnamurthy Shankar, *Group Head - Human Resources and Infosys Leadership Institute (effective October 13, 2016)*	Gopi Krishnan Radhakrishnan, *Acting General Counsel (appointed effective January 1, 2017 and resigned effective June 24, 2017)*
Inderpreet Sawhney, *Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)*	

Company Secretary

A.G.S. Manikantha

Transaction with key managerial personnel

The compensation to KMP comprising directors and executive officers is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers[(1)(2)(3)(4)]	48	84
Commission and other benefits to non-executive / independent directors	10	11
Total	58	95

(1) On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through a postal ballot dated February 20, 2018.

(2) Total employee stock compensation expense for the year ended March 31, 2018 includes a reversal of ₹13 crore, towards KMP. For the year ended March 31, 2017, an employee stock compensation expense of ₹36 crore, was recorded towards KMP. (Refer to Note 2.11)

(3) Includes a reversal of stock compensation cost of ₹35 crore for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to Note 2.11)

(4) Includes ₹6 crore payable under severance agreement to David Kennedy, General Counsel and Chief Compliance Officer during the year ended March 31, 2017.

Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements

in ₹ crore, except as otherwise stated

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % of consolidated net assets	Amount	as % of consolidated profit or loss	Amount	as % of consolidated other comprehensive income	Amount	as % of consolidated total comprehensive income	Amount
Infosys Ltd.	93.2	63,502	97.3	16,155	95.4	21	97.3	16,176
Indian subsidiaries								
Infosys BPM	5.1	3,441	2.8	469	(22.7)	(5)	2.8	464
EdgeVerve	(2.1)	(1,397)	1.9	312	27.3	6	1.9	318
Skava Systems[(1)]	0.1	38	0.1	15	0.0	–	0.1	15
Foreign subsidiaries								
Infosys China	0.2	151	(0.4)	(66)	0.0	–	(0.4)	(66)
Infosys Mexico	0.2	161	0.2	31	0.0	–	0.2	31
Infosys Sweden	0.0	24	0.0	6	0.0	–	0.0	6
Infosys Shanghai	1.2	808	(0.7)	(109)	0.0	–	(0.6)	(109)
Infosys Brasil	0.2	123	0.2	26	0.0	–	0.2	26
Infosys Public Services	0.7	463	0.5	73	0.0	–	0.4	73
Infosys Americas	0.0	1	0.0	–	0.0	–	0.0	–
Infosys (Czech Republic) Limited s.r.o.	0.1	75	0.0	1	0.0	–	0.0	1
Infosys BPO (Poland) Sp Z.o.o	0.9	580	0.4	68	0.0	–	0.4	68
Infosys BPO Americas	0.0	(2)	0.0	(6)	0.0	–	0.0	(6)
Infosys McCamish Systems LLC	0.2	169	0.3	42	0.0	–	0.3	42
Portland Group Pty Ltd	0.2	109	0.0	2	0.0	–	0.0	2
Infosys Australia	0.1	38	0.0	1	0.0	–	0.0	1
Infosys Lodestone	0.3	228	0.1	14	0.0	–	0.1	14
Lodestone Management Consultants Inc	0.0	26	0.0	(3)	0.0	–	0.0	(3)
Infosys Management Consulting Pty Limited	0.0	12	0.1	15	0.0	–	0.1	15
Infosys Consulting AG	0.1	80	0.1	12	0.0	–	0.1	12

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % of consolidated net assets	Amount	as % of consolidated profit or loss	Amount	as % of consolidated other comprehensive income	Amount	as % of consolidated total comprehensive income	Amount
Infosys Conslting (Belgium) NV	0.0	(24)	0.0	1	0.0	–	0.0	1
Infosys Consulting GmbH	(0.1)	(36)	0.0	(1)	0.0	–	0.0	(1)
Infosys Consulting Pte Ltd.	0.0	1	0.0	3	0.0	–	0.0	3
Infosys Consulting SAS	0.0	6	0.0	7	0.0	–	0.0	7
Infosys Consulting s.r.o.	0.0	5	0.0	–	0.0	–	0.0	–
Lodestone Management Consultants GmbH	0.0	–	0.0	2	0.0	–	0.0	2
Lodestone Management Consultants Co., Ltd	(0.2)	(137)	(0.4)	(69)	0.0	–	(0.4)	(69)
Infy Consulting Company Ltd.	0.0	9	0.1	24	0.0	–	0.1	24
Infy Consulting B.V.	0.0	33	0.0	3	0.0	–	0.0	3
Infosys Consulting Ltda.	(0.1)	(72)	(0.3)	(54)	0.0	–	(0.3)	(54)
Infosys Consulting Sp. Z.o.o	0.0	7	0.0	5	0.0	–	0.0	5
Lodestone Management Consultants Portugal, Unipessoal, Lda.	0.0	4	0.0	1	0.0	–	0.0	1
S.C. Infosys Consulting S.R.L.	0.0	4	0.0	1	0.0	–	0.0	1
Infosys Consulting S.R.L.	0.0	(4)	0.0	(3)	0.0	–	0.0	(3)
Infosys Nova	0.0	–	(0.5)	(79)	0.0	–	(0.5)	(79)
Panaya Inc.[1]	0.2	110	0.0	2	0.0	–	0.0	2
Panaya Ltd.[1]	(0.6)	(435)	(0.9)	(149)	0.0	–	(0.9)	(149)
Panaya Gmbh[1]	0.0	(2)	0.0	1	0.0	–	0.0	1
Panaya Japan Co. Ltd. [1]	0.0	(1)	0.0	–	0.0	–	0.0	–
Kallidus[1]	0.1	51	(0.5)	(82)	0.0	–	(0.5)	(82)
Noah	0.0	–	(0.3)	(46)	0.0	–	(0.3)	(46)
Noah Canada	0.0	–	0.1	14	0.0	–	0.1	14
Brilliant Basics Holdings	0.0	–	0.0	–	0.0	–	0.0	–
Brilliant Basics Limited	0.0	(5)	0.0	(4)	0.0	–	0.0	(4)
Brilliant Basics (MENA)	0.0	(2)	0.0	(3)	0.0	–	0.0	(3)
Infosys Middle East FZ-LLC	0.0	(26)	(0.2)	(26)	0.0	–	(0.2)	(26)
Infosys Arabia Limited	0.0	3	0.0	–	0.0	–	0.0	–
Subtotal	100	68,119	100	16,606	100	22	100	16,628

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % of consolidated net assets	Amount	as % of consolidated profit or loss	Amount	as % of consolidated other comprehensive income	Amount	as % of consolidated total comprehensive income	Amount
Controlled trusts		115		(7)		–		(7)
Adjustment arising out of consolidation		(3,310)		(499)		321		(178)
Associate								
DWA Nova		–		(71)		–		(71)
Total		64,924		16,029		343		16,372

(1) Classified under assets held for sale. Refer to Note 2.25.

2.24 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprises all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segment

For the years ended March 31, 2018 and *March 31, 2017*:

in ₹ crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenue from operations	18,638	7,699	16,757	11,104	9,271	5,047	2,006	70,522
	18,555	*7,507*	*15,430*	*11,225*	*8,437*	*5,122*	*2,208*	*68,484*
Identifiable operating expenses	9,476	4,135	8,411	5,339	4,596	2,679	1,162	35,798
	9,271	*3,922*	*7,430*	*5,378*	*4,178*	*2,659*	*1,406*	*34,244*
Allocated expenses	3,955	1,745	3,796	2,516	2,100	1,144	455	15,711
	4,075	*1,737*	*3,569*	*2,598*	*1,951*	*1,186*	*510*	*15,626*
Segmental operating income	5,207	1,819	4,550	3,249	2,575	1,224	389	19,013
	5,209	*1,848*	*4,431*	*3,249*	*2,308*	*1,277*	*292*	*18,614*
Unallocable expenses								1,865
								1,713
Other income, net *(Refer to Notes 2.17 and 2.25)*								3,193
								3,080
Share in net profit / (loss) of associate, including impairment								(71)
								(30)
Profit before tax								20,270
								19,951
Tax expense								4,241
								5,598
Profit for the year								16,029
								14,353
Depreciation and amortization expense								1,863
								1,703
Non-cash expenses other than depreciation and amortization								191
								28

Geographic segments

For the years ended March 31, 2018 and *March 31, 2017* :

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	42,575	16,738	2,231	8,978	70,522
	42,408	*15,392*	*2,180*	*8,504*	*68,484*
Identifiable operating expenses	22,105	8,535	906	4,252	35,798
	21,618	*7,694*	*1,002*	*3,930*	*34,244*
Allocated expenses	9,624	3,778	426	1,883	15,711
	9,799	*3,548*	*442*	*1,837*	*15,626*
Segmental operating income	10,846	4,425	899	2,843	19,013
	10,991	*4,150*	*736*	*2,737*	*18,614*
Unallocable expenses					1,865
					1,713
Other income, net (*Refer to Notes 2.17 and 2.25*)					3,193
					3,080
Share in net profit / (loss) of associate, including impairment					(71)
					(30)
Profit before tax					20,270
					19,951
Tax expense					4,241
					5,598
Profit for the year					16,029
					14,353
Depreciation and amortization expense					1,863
					1,703
Non-cash expenses other than depreciation and amortization					191
					28

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2018 and March 31, 2017.

2.25 Disposal group held for sale

Accounting policy

Non-current assets and disposal groups are classified under held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification under held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya (collectively referred to as 'the disposal group'). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group have been reclassified under 'held for sale'. On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of ₹118 crore in respect of Panaya has been recognized in the consolidated Statement of Profit and Loss for the year ended March 31, 2018. The disposal group does not constitute a separate major component of the Company and therefore, has not been classified as discontinued operations.

2.26 Function-wise classification of Consolidated Statement of Profit and Loss

in ₹ crore

Particulars	Note no.	Year ended March 31, 2018	Year ended March 31, 2017
Revenue from operations	2.16	70,522	68,484
Cost of sales		45,130	43,253
GROSS PROFIT		25,392	25,231
OPERATING EXPENSES			
Selling and marketing expenses		3,560	3,591
General and administration expenses		4,684	4,739
TOTAL OPERATING EXPENSES		8,244	8,330
OPERATING PROFIT		17,148	16,901
Other income, net	2.17 & 2.25	3,193	3,080
Profit before non-controlling interest / Share in net profit / (Loss) of associate		20,341	19,981
Share in net profit / (loss) of associate, including impairment	2.23	(71)	(30)
Profit before tax		20,270	19,951
Tax expense			
Current tax	2.15	4,581	5,653
Deferred tax	2.15	(340)	(55)
PROFIT FOR THE YEAR		**16,029**	**14,353**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset	2.20 & 2.15	55	(45)
Equity instruments through other comprehensive income, net	2.4 & 2.15	7	(5)
		62	(50)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10 & 2.15	(39)	39
Exchange differences on translation of foreign operations		321	(257)
Fair value changes on investments, net	2.4 & 2.15	(1)	(10)
		281	(228)
Total other comprehensive income, net of tax		343	(278)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**16,372**	**14,075**
Profit attributable to			
Owners of the Company		16,029	14,353
Non-controlling interests		–	–
		16,029	14,353
Total comprehensive income attributable to			
Owners of the Company		16,372	14,075
Non-controlling interests		–	–
		16,372	14,075

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

Bengaluru
April 13, 2018

D. Sundaram
Director

M.D. Ranganath
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Business Responsibility Report 2017-18

The Infosys Business Responsibility Report 2017-18 follows the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. We also publish a comprehensive Sustainability Report annually, independently assured by DNV GL, in accordance with the Global Reporting Initiative's framework.

The Sustainability Report will be available at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Our Business Responsibility Report includes our responses to questions on our practices and performance on key principles defined by Regulation 34(2)(f) of SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, covering topics across environment, governance, and stakeholder relationships. In keeping with the guiding principles of integrated reporting, we have provided cross-references to the reported data within the main sections of this Annual Report for all aspects that are material to us and to our stakeholders.

Business Responsibility Report

(As per Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

Section A: General information about the Company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the Company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
4.	Website	www.infosys.com
5.	Email ID	sustainability@infosys.com
6.	Financial year reported	April 1, 2017 to March 31, 2018
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Name and description of main products / services: Computer programming, consultancy and related activities NIC code of the product / service : 620
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services, consulting, and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	https://www.infosys.com/about/Pages/locations.aspx
	ii. Number of national locations	https://www.infosys.com/about/Pages/locations.aspx
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment reporting*, page 192 and page 249

Section B: Financial details of the Company[1]

1.	Paid-up capital (₹)	₹1,092 crore
2.	Total turnover (₹)	₹61,941 crore
3.	Total profit after taxes (₹)	₹16,155 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	2% of average net profits of the Company made during the three immediately preceding financial years. Refer to *Annexure 7* in the Annual Report, page 77
5.	List of activities in which expenditure in 4 above has been incurred	Refer to *Annexure 7* in the Annual Report, page 77

(1) As per the standalone Ind AS financials

Section C: Other details

1.	Does the Company have any subsidiary company / companies?	: Yes. Refer to *Annexure 1* in the Annual Report, page 52
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s).	: Yes.
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%).	: Yes. Less than 30%.

Section D: BR information

1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1.	DIN Number	: 0 6 7 8 2 4 5 0
2.	Name	: U.B. Pravin Rao
3.	Designation	: Chief Operating Officer and Whole-time Director

b. Details of the BR Head

1.	DIN Number (if applicable)	: Not applicable
2.	Name	: Aruna C. Newton
3.	Designation	: Associate Vice President
4.	Telephone number	: 91 80 4961 4243
5.	E-mail ID	: arunacnewton@infosys.com

2. Principle-wise (as per National Voluntary Guidelines) Business Responsibility (BR) policy / policies (reply with Yes / No)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director?[(1)]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online.	Refer to the Whistleblower Policy, Code of Conduct and Ethics (available on www.infosys.com) and Anti-Bribery Policy (available on our intranet)	Available on our intranet	Available on our intranet	Refer to the CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet).	Available on our intranet	Available on our intranet	Available on our intranet	Refer to the CSR committee charter, CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet).	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Principle-wise index :

P1 – Whistleblower Policy, Anti-Bribery Policy and Code of Conduct and Ethics
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – HR Policies, Human Rights Statement
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement
P6 – HSE Policy
P7 – Sustainability policy
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy

(1) Designated department heads, who report to the Chief Executive Officer (CEO) / Chief Operating Officer (COO) monitor and oversee policy implementation. The CEO / COO monitors policy implementation and progress on initiatives and actions through periodic reviews.

2a. If answer to Sl. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the principles.	Not applicable								
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.									
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, annually, more than 1 year.	:	The Board of Directors, committees of the Board, and the CEO assesses the BR performance of the Company every three months. For more information, read the 'Corporate governance' section in the *Board's report*, which is a part of this Annual Report.
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, annual. https://www.infosys.com/sustainability/resources/Pages/index.aspx

Section E: Principle-wise performance

Principle No.	Description	Response
P1 – Business should conduct and govern themselves with ethics, transparency and accountability.		
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Our corporate governance practices apply across the Infosys Group and extend to our suppliers and partners. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery and anti-corruption policies, ethical handling of conflicts of interest, and fair, accurate and timely disclosure of reports and documents that are filed with the required regulatory bodies in the regions we operate. Additionally, we have the Supplier Code of Conduct which sets out standards of ethical conduct for our third parties. We also have the Anti-Bribery Policy and Anti-Corruption Policy for our employees in the Infosys Group.

Principle No.	Description	Response
1.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	Infosys' stakeholders include our investors, clients, employees, vendors / partners, government and local communities. For details on investor complaints and resolution, refer to the *'Investor complaints'* in the *Shareholder information* which is a part of this Annual Report. For details on employee grievances and resolution, refer to the table in section 3.7. More details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.
P2 – Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle.		
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	Infosys is a provider of consulting, technology, out-sourcing and next-generation services. Our sustainability strategy strives to make : • Our business sustainable • Our clients' businesses sustainable • Our ecosystem sustainable We continue to work on large-scale, digital-transformation projects that significantly impact the socio-economic progress of the country. Here is a brief account of three such projects we have undertaken this year : The Government of India's impetus to digital payments propelled many organizations towards providing enabling services and platforms. The Reserve Bank of India issued Payments Bank licenses to non-banking business entities to promote digital and cashless banking. Infosys' Finacle® solution has enabled four large Payments Banks to set up their banking operations, thereby empowering crores of citizens to conduct their day-to-day transactions in a digital and paperless manner. Infosys' core banking solutions have helped reduce the cash reliance, while delivering superior and convenient banking services. A large commercial vehicle manufacturer in India partnered with Infosys for two technology-based solutions in the highly disorganized aftersales and services market for vehicles. Infosys developed a cloud-native Big Data platform that can help the customer track the vehicle's health, get vital information in real-time and trigger alerts if the vehicle needs attention. Upon implementation, the service is processing real-time data for more than 1,000 vehicles, and the client is planning to expand this to soon cover about 40,000 commercial vehicles. The other solution developed by Infosys for the client, ensures round-the-clock availability of genuine spares along with doorstep delivery. Today, this program covers 11 states in India, enabling our client to register a strong presence in the aftermarket business in these states. The Government of India introduced a major socioeconomic reform, the Goods and Services Tax (GST), an indirect tax levied on the supply of goods and services. As a tax reform, GST has introduced a single system of taxation across the country that subsumes most of the indirect taxes from the earlier VAT regime. Infosys created a seamless technology platform for hassle-free registration, return, refund and payments. Within a short time of being rolled out, the platform showed results in the form of increased percentage filing of returns and registrations crossing the one-crore mark. As at March 31, 2018, total registered taxpayers were around 1.06 crore. Around 8.6 crore returns filings were done and over 249.98 crore invoices were uploaded.

Principle No.	Description	Response
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional):	Our business being IT services and consulting, our solutions that have been detailed under 2.1 fuel the digital transformation of our nation. Being a responsible corporation, we track the consumption of resources critically, and our goals and performance related to these parameters will be provided in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	We have a Responsible Supply Chain Policy and a Supplier Code of Conduct. Our suppliers are categorized into three broad categories – People, Services and Products. Our contracts have appropriate clauses and checks to prevent the employment of child labor or forced labor in any form. We also provide forums where suppliers can voice their concerns and issues. We continue to engage with all supplier segments working within our boundary covering People and Services categories by conducting training, assessments and audits on Health and Safety, Compliance and Anti-corruption, Human Rights and Anti-harassment. We engage with local suppliers for our People and Services categories.
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	Our Responsible Supply Chain Policy guides our actions in the supply chain and interactions with our supply chain partners. We have a comprehensive engagement model, to meaningfully engage with our suppliers on material aspects. Regular capacity building and assessments are conducted for key suppliers. The proportion of spending on domestic suppliers at significant locations was about 82% in fiscal 2018.
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	As a company aware of the responsible use of finite natural resources, we have adopted a focused approach to manage the waste generated by our operations. Our waste management strategy is framed around the three Rs – Reduce, Reuse and Recycle. Rigorous waste-segregation at source, followed by appropriate treatment or disposal in adherence to applicable legislations, ensures that we send minimum waste to landfills. For more information, visit our sustainability microsite at https://www.infosys.com/sustainability/.
P3 – Businesses should promote the wellbeing of all employees.		
3.1	Please indicate the total number of employees.	Our global full-time, permanent employee count stands at 2,04,107 as on March 31, 2018.
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis.	Most of our employees work as full-time, permanent employees. More details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Principle No.	Description	Response
3.3	Please indicate the number of permanent women employees.	The number of our global permanent women employees is 73,717 as on March 31, 2018.
3.4	Please indicate the number of permanent employees with disabilities.	Being an equal opportunity employer, we encourage employees to disclose their disabilities and seek reasonable accommodation to allow them to perform to their full potential. The number of employees who have voluntarily disclosed their disability status and the nature of disability stands at 283, as on March 31, 2018.
3.5	Do you have an employee association that is recognized by the Management?	We recognize the right to freedom of association through Collective Bargaining Agreements (CBAs) in accordance with the guidelines and compliance frameworks put forth by governments in countries where we have our operations. A *de minimis* percentage of our employees are covered by CBA. We have established multiple channels to engage and communicate with our employees across levels. We have frequent interactive sessions with the top leaders across locations through townhalls. In addition, we have employee communication channels such as organization-wide mailers, newsletters within units, our corporate intranet (Sparsh), corporate TV channel (InfyTV), corporate radio channel (InfyRadio), our social networking hub (Yammer), the annual employee satisfaction survey – LITMUS (Let's Interact on Themes that Matter to Us), blogs, an exclusive platform for managers (Managers Portal) and our internal branding and marketing portal, MPlus. Each of these communication channels gives a much-needed impetus to foster a culture of networking in a fast-growing environment.
3.6	What percentage of your permanent employees are members of this recognized employee association?	Details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Principle No.	Description	Response
3.7	Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment in the last financial year, and those that are pending, as on the end of the financial year.	Our anti-discrimination and anti-harassment policies apply to everyone involved in the operations of the Company, including vendors and clients. The forums to deal with issues and concerns raised by our employees are as follows: • Hearing Employees and Resolving (HEAR) • Anti-Sexual Harassment Initiative (ASHI) • Whistleblower Policy The details of concerns and grievances raised in fiscal 2018 are as follows:

Employee grievances	Number of grievances
Workplace harassment[1]	102
Workplace concerns[2]	725
Disciplinary issues – major[3]	511
Disciplinary issues – minor[4]	657
Total	1,995
Closure statistics	
Internal arbitration	699
Disciplinary action	1,249
Total	[5] 1,948

Scope: Infosys Group

(1) Workplace harassment – Refers to all major and minor sexual harassment issues heard and resolved at the workplace.
(2) Workplace concerns – Refers to grievances employees raise at the workplace.
(3) Major – These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct. This year, we are reporting the disciplinary action taken on individuals on account of incorrect data provided at the time of joining.
(4) Minor – These cases refer to misdemeanors or mistakes that can be corrected.
(5) Neutral panel investigations are in progress for 47 open cases. We have 30 open cases as on April 13, 2018.

The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the Ministry of Women and Child Development notification dated December 9, 2013 are as follows:

Complaints received	Fiscal 2018
Number of complaints received	77
Disposal by conciliation	7
Disciplinary issues – major	15
Disposal by disciplinary action(s)	48
Reported in March 2018 and the investigation process was underway as on March 31, 2018	7

Principle No.	Description	Response
3.8	What percentage of your under-mentioned employees were given safety and skill up-gradation training in the last year? • Permanent employees • Permanent women employees • Casual / temporary / contractual employees • Employees with disabilities	Skill up-gradation: Our training programs cover all our employees irrespective of race, gender, or physical disability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs to ensure talent enablement. The total number of training days for the last three years is as follows: Particulars / Fiscal 2018 / Fiscal 2017 / Fiscal 2016 Employee count / 2,04,107 / 2,00,364 / 1,94,044 Total training days / 16,87,983 / 20,40,962 / 21,22,318 Safety: Ozone, our Heath, Safety and Environmental Management System (HSEMS) seeks to provide a safe and healthy workplace to our employees, visitors and contract workers. The initiative also keeps personnel well-informed, trained and committed to our Health, Safety and Environment (HSE) policy and procedures. The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training – including awareness sessions, mock drills, classroom sessions and periodic demonstrations related to safety, security and well-being is provided. HSEMS training is also a part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness.

Particulars	Fiscal 2018	Fiscal 2017	Fiscal 2016
Employee count	2,04,107	2,00,364	1,94,044
Total training days	16,87,983	20,40,962	21,22,318

P4 – Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.

4.1	Has the Company mapped its internal and external stakeholders?	Yes. The details are provided on our website, at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx.
4.2	Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?	Yes. The details are provided under *'Foundations'* tab on our website, at https://www.infosys.com/sustainability/social.
4.3	Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.	Yes, as a socially responsible organization, we are committed to work for the welfare of the communities around us. Our community engagement interventions include: • Grant-making • Organization-led projects • Employee-driven initiatives • Community sabbaticals For more details on our work with communities, refer to *Annexure 7* to *Boards' report* in the Annual Report and our websites, www.infosys.org and https://www.infosys.com/sustainability/.

P5 – Businesses should respect and promote human rights.

5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Yes, all companies in the Infosys Group including employees and contractors are covered by the policy.

Principle No.	Description	Response
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	Our stakeholder engagement processes are robust and have strong listening mechanisms. Additionally, all stakeholders have access to the Whistleblower Policy of Infosys at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf. Refer to the table under 1.2 for more information.
P6 – Business should respect, protect, and make efforts to restore the environment.		
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Protection of the environment ranks high among our corporate goals and as a responsible corporate citizen, we have established a global HSE policy which defines our commitment to ensure environmental protection. The policy is made available to all our employees worldwide on Sparsh (our intranet), and as posters and instructions on digital and physical display areas across our campuses. It is also published in our sustainability microsite. We are certified to ISO 14001:2015 and OHSAS 18001:2007 at 64% of our locations in India. All personnel working for or on behalf of the organization are expected to mandatorily adhere to the established HSE policy and procedures. Vendor partners are also encouraged or influenced to follow our stated HSE requirements at a minimum and ensure compliance as detailed in our agreements.
6.2	Does the Company have strategies / initiatives to address global environmental issues such as climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc.	Global environmental issues are addressed as a part of our business context. Our efforts included aggressive targets to reduce consumption and switch to renewable energy resources for our business operations. We have undertaken aggressive goals of carbon neutrality, reducing our per capita energy consumption by 50%. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/.
6.3	Does the Company identify and assess potential environmental risks?	Environmental risks form a part of our operational risks in the 'Integrated Risk Management' framework. Ozone, our Health, Safety and Environment Management System (HSEMS), guides our efforts in managing environmental impacts of our operations. Read our *Sustainability Reports* at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx for information on the progress of our environmental sustainability efforts.
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	Not applicable

Principle No.	Description	Response
6.5	Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	In continuation with our efforts to invest more in cleaner and greener technologies, we installed a solar farm of 30MW capacity in Karnataka. Apart from the large-scale installations, we are also investing in roof-top solar plants at various locations pan India. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/environment.
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	Yes, we comply with all applicable environmental legislations in the locations we operate from. We monitor and track all parameters as defined by CPCB or SPCBs and ensure they are maintained within norms. For more details, visit our sustainability microsite, https://www.infosys.com/sustainability/.
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year.	We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2018.
P7 – Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner.		
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Yes, as an industry influencer, we are part of global and local associations. We forge strategic partnerships with industry bodies and consortiums at the local, national and international levels. The following are the significant associations during fiscal 2018 : a. National Association of Software and Services Companies (NASSCOM) b. World Business Council for Sustainable Development (WBCSD) c. Confederation of Indian Industry (CII) d. Federation of Indian Chambers of Commerce and Industry (FICCI) e. IEEE Bangalore Section f. Indo-Australian Chamber of Commerce g. business disability international (bdi) h. Chamber of Commerce of the U.S.A. i. National Renewable Energy Laboratory (NREL), US j. Alliance for an Energy Efficient Economy (AEEE), India k. Solar Energy Research Institute for India and the US (SERIIUS) l. Indian Green Building Council (IGBC) m. United Nations Economic and Social Commission for Asia and the Pacific (UNESCAP) n. United States Green Building Council (USGBC) o. Center for the Built Environment, Berkley (CBE) p. RE 100 q. World Economic Forum (WEF)

Principle No.	Description	Response
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others).	We believe that it is our responsibility to help build a better business environment and thus a better world with opportunities for everyone. Our advocacy efforts are championed across the world by our senior leaders. In an effort to drive advocacy globally and locally, we have been part of governance bodies of national and international organizations across economic, social and environmental dimensions. For more details, visit https://www.infosys.com/sustainability/about-us/overview/Pages/partnerships.aspx.
P8 – Businesses should support inclusive growth and equitable development.		
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Our corporate social responsibility supports inclusive growth of not only communities where we have our operations, but also encompasses the overall development of societies and human capabilities. From uplifting the poorest sections of the society through the Infosys Foundation, promoting science and math education in the US through the Infosys Foundation USA, encouraging science and research through the Infosys Science Foundation, increasing the employability of engineering students through Campus Connect, to empowering our employees to become responsible citizens through volunteering, we will continue to strive towards inclusive growth and community development. For more details, refer to www.infosys.org and https://www.infosys.com/sustainability/social.
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	Infosys has established foundations in India and the US. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social.
8.3	Have you done any impact assessment of your initiative?	Yes, the impact due to the Foundations' programs are provided on the respective websites, www.infosys.org and https://www.infosys.com/sustainability/social.
8.4	What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken.	Refer to *Annexure 7* of the Annual Report. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social.
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	Yes, a majority of our community development projects go beyond the philanthropic one-time engagement and are designed for self-sustenance through a 'teach fishing' model. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social.

Principle No.	Description	Response
P9 – Businesses should engage with and provide value to their customers and consumers in a responsible manner.		
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	None
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information).	Not applicable
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	We have various mechanisms to receive and address complaints from stakeholders related to compliance, corruption or bribery. As of March 31, 2018, no stakeholder has filed any case against the Company, nor are any cases pending regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior.
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients on a regular basis and across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey. The survey enables us to comprehensively understand the client's expectations and needs, and serves as one of the inputs to make investment decisions. The survey framework includes a structured questionnaire and the feedback is collected through a web survey hosted by an independent organization. The survey is designed to provide the following insights: • Client expectations and fulfilment • Client disposition: Overall experience of working with Infosys, Satisfaction, Loyalty, advocacy and value for money. • Client priorities • Service line feedback The account teams use this data to review their relationships with clients and to design interventions that create a positive and visible impact on our clients. Various members across levels engage with the clients to implement the improvement actions. Infosys' customer experience increased significantly in 2017. All four measures of client expectations and fulfilment, client disposition, client priorities and service line feedback witnessed a healthy increase.

For more details on our business and sustainable practices, visit our website, www.infosys.com/investors/reports-filings and https://www.infosys.com/sustainability.

Notes

Notes

Safe Harbor

This Annual Report contains 'forward-looking statements' that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the "Outlook, risks and concerns" section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements unless required to do so by law.

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